Form 20-F
period 2023-12-31
TH International Ltd
filed 2024-04-30
CIK 1877333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2023, there were 165,917,880 ordinary shares outstanding, par value US$0.00000939586994067732 per share.

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

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F (the “Annual Report”):

●	“A&R Warrant Agreement” means the assignment, assumption and amended & restated warrant agreement among THIL, Silver Crest and Stock Transfer & Trust Company, dated September 28, 2022 and amended on June 12, 2023.

●	“Board” means the board of directors of THIL.

●	“Business Combination” means THIL’s business combination with Silver Crest, pursuant to that certain the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2021, by and among Silver Crest, THIL, and Miami Swan Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of THIL (“Merger Sub”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 30, 2022, Amendment No. 2 to the Agreement and Plan of Merger, dated March 9, 2022, Amendment No. 3 to the Agreement and Plan of Merger, dated as of June 27, 2022, and Amendment No. 4 to the Agreement and Plan of Merger, dated as of August 30, 2022, in each case by and among Silver Crest, THIL and Merger Sub.

●	“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Company”, “we”, “our”, “us,” “THIL” or similar terms means TH International Limited and/or its subsidiaries. All references to “THIL” with respect to business operations shall mean THIL’s PRC Subsidiaries, unless otherwise indicated.

●	“DataCo” means Pangaea Data Tech (Shanghai) Co., Ltd.

●	“ESA” means the Equity Support Agreement, dated March 8, 2022, between THIL and Shaolin Capital Management LLC, which assigned all of its rights and obligations under the agreement to Shaolin Capital Partners Master Fund Ltd, DS Liquid DIV RVA SCM LLC, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC on May 25, 2022, as amended by Amendment No. 1 to the Equity Support Agreement, dated July 28, 2022.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Facility” means a committed equity facility established pursuant to an Ordinary Share Purchase Agreement, dated as of March 11, 2022, by and between THIL and CF Principal Investments LLC (“Cantor”) (as amended by Amendment No. 1 on November 9, 2022).

●	“Hong Kong Subsidiaries” means TH Hong Kong International Limited and any other Hong Kong-incorporated subsidiary that THIL may have in the future.

●	“Initial Holders” means the Silver Crest Management LLC, TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited.

●	“Issuer Release Amount” means payments that THIL is entitled to receive from a collateral account pursuant to the terms of the ESA.

●	“ordinary shares” means the ordinary shares, par value $0.00000939586994067732 per share, of THIL.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“PLK” means PLK APAC Pte. Ltd., a company organized and existing under the laws of Singapore, PLKC HK International Limited, a limited liability company organized under the laws of Hong Kong, and PLKC International Limited.

●	“Popeyes China” means PLKC International Limited, a Cayman Islands exempted company.

●	“Popeyes Shanghai” means Bobipai (Shanghai) Catering Management Co.

●	“PRC” means the People’s Republic of China.

●	“PRC Subsidiaries” means Tim Hortons (China) Holdings Co., Ltd., Shanghai Donuts Enterprise Management Co., Ltd., Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd., Tim Coffee (Shenzhen) Co., Ltd., Tim Hortons (Shenzhen) Food and Beverage Co., Ltd., Bobipai (Shanghai) Catering Management Co., Ltd. and/or any other PRC-incorporated subsidiary that THIL may have in the future.

●	“private placement warrants” means the 4,450,000 warrants issued by THIL to the Sponsor in connection with the Business Combination in exchange for the warrants originally issued by Silver Crest to the Sponsor in a private placement concurrently with its initial public offering and an aggregate of 1,200,000 warrants issued by THIL to TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited at the closing of the Business Combination, each entitling the holder to purchase one ordinary share of THIL at an exercise price of $11.50 per share (subject to adjustment), provided that such warrants have not become public warrants as a result of being transferred to any person other than the Initial Holders’ permitted transferees.

●	“public warrants” means the 17,250,000 redeemable warrants issued by THIL in connection with the Business Combination to holders of Silver Crest’s warrants issued in its initial public offering, each entitling the holder to purchase one ordinary share of THIL at an exercise price of $11.50 per share (subject to adjustment).

●	“Resale Registration Statement” means the registration statement on Form F-1 (Registration No. 333-267864) initially filed by THIL with the SEC on October 13, 2022 and declared effective by the SEC on December 22, 2022.

●	“Reference Period Payment” means payments that THIL is required to pay to the ESA Investors from a collateral account pursuant to the terms of the ESA.

●	“Same-store sales growth” means the percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Silver Crest” refers to Silver Crest Acquisition Corporation, a Cayman Islands exempted company.

●	“Sponsor” refers to Silver Crest Management LLC, a Cayman Islands limited liability company.

●	“system-wide stores” means stores owned and operated by THIL and franchise stores.

●	“THIL Articles” means the amended and restated memorandum and articles of association of THIL adopted by a Special Resolution passed on March 9, 2022 and effective September 28, 2022.

●	“U.S. dollars,” “U.S.$” or “$” means the legal currency of the United States.

●	“U.S. GAAP” means accounting principles generally accepted in the United States of America.

●	“VWAP” means, for the THIL’s ordinary shares for a specified period, the dollar volume-weighted average price for the ordinary shares on the Nasdaq Stock Market (“Nasdaq”), for such period, as reported by Bloomberg through its “AQR” function. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

●	“VWAP Trading Day” means any day on which Nasdaq is scheduled to be open for reading for its regular trading session and (A) there is no failure by Nasdaq to open for trading during its regular trading session on such date (such an event, a “VWAP Market Disruption Event”) or an event that any ESA Investor concludes, upon consultation with external counsel, that it is reasonably appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures (in the case of any self-regulatory requirements or related policies and procedures, solely to the extent such self-regulatory requirements or related policies and procedures are consistently applied in good faith to all similarly situated counterparties in all similar contexts) for it to refrain from effecting transactions with respect to THIL’s ordinary shares (such an event, a “Regulatory Disruption”) and (B) trading in THIL’s ordinary shares generally occurs on Nasdaq. If a VWAP Market Disruption Event or Regulatory Disruption occurs, the Calculation Agent (as defined in the ESA) shall determine if such VWAP Trading Day is (i) a disrupted day in full, in which case such day shall not be a VWAP Trading Day, or (ii) a disrupted day in part, in which case the Calculation Agent (as defined in the ESA) shall determine the VWAP for such VWAP Trading Day based on the volume-weighted average price of trades in THIL’s ordinary shares on such VWAP Trading Day effected before the applicable Regulatory Disruption based on the <VAP> screen on Bloomberg or similar, as determined by the Calculation Agent (as defined in the ESA) if THIL’s ordinary shares are not so listed or traded on Nasdaq, then “VWAP Trading Day” means a business day.

This Annual Report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	THIL’s markets are rapidly evolving and may decline or experience limited growth;

●	THIL’s ability to retain and expand its customer base;

●	THIL’s reliance on third-party suppliers;

●	THIL’s ability to compete effectively in the markets in which it operates;

●	THIL’s quarterly results of operations may fluctuate for a variety of reasons;

●	failure to maintain and enhance the Tim Hortons and Popeyes brands;

●	THIL’s ability to successfully and efficiently manage its current and potential future growth;

●	THIL’s dependence upon the continued growth of e-commerce and usage of mobile devices;

●	THIL’s ability to ensure food safety and quality control;

●	failure to prevent security breaches or unauthorized access to THIL’s or its third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	the effects of health epidemics, including the COVID-19 pandemic; and

●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

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

v

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

THIL is a Cayman Islands exempted company that acts as a holding company and conducts its operations in mainland China through wholly owned subsidiaries. THIL is not a Chinese operating company and does not directly own any substantive business operations in mainland China. The securities you hold are securities of THIL, not those of its operating companies, and you may never directly hold any equity interests in its operating companies. This holding company structure involves unique risks to investors. For example, PRC regulatory authorities could disallow this operating structure and limit or hinder THIL’s ability to conduct its business through, receive dividends from or transfer funds to the operating companies or maintain listing on a U.S. or other foreign exchange, which could cause the value of THIL’s securities to significantly decline or become worthless. In addition, THIL and its subsidiaries incorporated under the laws of the PRC (the “PRC Subsidiaries”) face various legal and operational risks associated with doing business in China. For a detailed description of the risks related to THIL’s holding company structure and doing business in China, see “D. Risk Factors — Risks Related to Doing Business in China.” These risks arise from, among other things, PRC governmental authorities’ significant oversight and discretion over the business and financing activities of its PRC Subsidiaries, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies with little advance notice, uncertainties and inconsistencies regarding the interpretation and enforcement of laws and regulations, difficulties or delays in obtaining regulatory approvals for listing on a foreign stock exchange or conducting certain business activities and increasing oversight on cybersecurity and data privacy and potential anti-monopoly actions related to the PRC government’s recently issued statements and instituted regulatory actions. These risks could result in a material change in the operations of THIL’s PRC Subsidiaries and significantly limit or completely hinder THIL’s ability to maintain listing on a U.S. or other foreign stock exchange, to accept foreign investments and to offer or continue to offer securities to foreign investors. THIL and its PRC Subsidiaries are also subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future.

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

Dividends. Dividends from its subsidiaries is an important source of financing for THIL. Restrictions on THIL’s PRC Subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC Subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; (ii) each of the PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC Subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC Subsidiary upon dividend remittance. Such restrictions under current PRC laws and regulations, or any new restrictions that could be imposed by new PRC laws and regulations that may come into effect in the future, could have a material and adverse effect on THIL’s ability to distribute profits to its shareholders. As of the date of this Annual Report, neither THIL nor any of its subsidiaries has made any dividends or distributions to its parent company or any U.S. investor. THIL is not subject to any restrictions under Cayman Islands law on dividend distribution to its shareholders, save that THIL may only declare and pay a dividend on its shares out of either profit or share premium account and provided that a dividend may not be paid if this would result in THIL being unable to pay its debts as they fall due in the ordinary course of business, and THIL currently intends to distribute cash dividends after it becomes profitable. Any determination to pay dividends in the future will be at the discretion of the Board. See “Item 8. Financial Information—Dividend Policy.”

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

Shareholder loans and capital contributions. THIL’s subsidiaries may only access THIL’s proceeds from the offerings of its listed securities through loans or capital contributions from THIL. Loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. As of the date of this Annual Report, THIL has transferred an aggregate of US$275.8 million in cash to TH Hong Kong International Limited (“THHK”) as capital injections and shareholder loans, and THHK has transferred an aggregate of US$250.8 million in cash to Tim Hortons China and US$25 million in cash to Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd. as capital injections and shareholder loans. See page F-19 of this Annual Report for additional information on the amount of cash balances held at financial institutions in mainland China and Hong Kong as of December 31, 2022 and 2023, respectively.

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

In addition, THIL faces risks related to the fact that its auditor, KPMG Huazhen LLP, is an independent registered accounting firm based in mainland China. Under the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that THIL has filed audit reports issued by a registered public accounting firm that has not been subject to inspections for three consecutive years, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction and will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. The Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was passed by the U.S. Senate on June 22, 2021 and enacted on December 23, 2022 shortens the three-consecutive-year compliance period under the HFCAA to two consecutive years and, as a result, reduces the time before the potential trading prohibition against or delisting of THIL’s securities. On December 29, 2022, the Consolidated Appropriations Act was signed into law, which contains, among other things, an identical provision to AHFCAA that reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including THIL’s auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and THIL continues to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, it would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that THIL would not be identified as a Commission-Identified Issuer for any future fiscal year, and if it were so identified for two consecutive years, it would become subject to the prohibition on trading under the HFCAA. For a detailed description of the related risks, see “D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditors in relation to their audit work. Our securities likely will be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.”

A	[Reserved]

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Summary Risk Factors

●	THIL has a limited operating history in China, which makes it difficult to predict its business, financial performance and prospects, and THIL may not be able to maintain its historical growth rates in future periods.

●	THIL may not be able to successfully execute its strategies, sustain its growth or manage the increasing complexity of its business.

●	Economic conditions have adversely affected, and may continue to adversely affect, consumer discretionary spending, which could negatively impact THIL’s business, financial condition and results of operations.

●	Uncertainties relating to the growth of China’s coffee industry and food and beverage sector could adversely affect THIL’s results of operations and business prospects.

●	Food safety concerns and concerns about the health risk of THIL’s products may have an adverse effect on its business.

●	If relations between China and the United States or China and Canada deteriorate, THIL’s business, results of operations and financial condition could be adversely affected.

●	If THIL is unable to maintain or increase prices, it may fail to maintain a positive margin.

In addition, THIL and its PRC Subsidiaries face various other legal and operational risks associated with doing business in China, which could result in a material change in the operations of THIL’s PRC Subsidiaries, cause the value of THIL’s securities to significantly decline or become worthless, and significantly limit or completely hinder its ability to accept foreign investments and offer or continue to offer securities to foreign investors. These risks include:

●	The offering of THIL securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase THIL’s compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate its future securities offerings. See “D. Risk Factors—Risks Related to Doing Business in China—Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.”

●	Regulatory developments in mainland China, in particular with respect to restrictions on companies based in mainland China raising capital offshore and the government-led cybersecurity reviews of certain companies, may lead to additional PRC regulatory review over THIL’s financing and capital raising activities in the United States. The approval and/or other requirements of PRC governmental authorities, such as the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”), may be required under PRC laws, regulations or policies. See “D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of Chinese governmental authorities may be required in connection with our future issuance of securities to foreign investors under PRC laws, regulations or policies.”

●	PRC governmental authorities have significant oversight and discretion over the business operations of THIL’s PRC Subsidiaries and may seek to intervene or influence such operations at any time that the government deems appropriate to further its regulatory, political and societal goals. In addition, the PRC governmental authorities may also exert more control over offerings that are conducted overseas and/or foreign investment in issuers based in mainland China. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of THIL’s PRC Subsidiaries, significantly limit or completely hinder THIL’s ability to offer or continue to offer securities to investors, and cause the value of THIL’s securities to significantly decline or be worthless. See “D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”

●	THIL’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China, including, among others, overall economic growth, level of urbanization and level of per capita disposable income. See “D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

●	THIL is subject to significant uncertainty and inconsistency regarding the interpretation and enforcement of many PRC laws and regulations, and these laws and regulations can change quickly with limited advance notice. See “D. Risk Factors—Risks Related to Doing Business in China—The business operations of our PRC Subsidiaries are subject to various PRC laws and regulations, the interpretation and enforcement of which involve significant uncertainties as the PRC legal system is evolving rapidly.”

●	Due to the existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on the ability of THIL or its PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations, THIL’s cash and/or non-cash assets located in mainland China or held by THIL’s PRC Subsidiaries, such as Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., may not be available to fund its foreign currency needs or any foreign operations that it may have in the future or for other uses outside of mainland China, and THIL may not be able to effectively utilize the proceeds from the offerings of its listed securities to fund the operations or liquidity needs of its PRC Subsidiaries. For example, payment of dividends by THIL’s PRC Subsidiaries is subject to various restrictions, loans by THIL to its PRC Subsidiaries to finance their operations are subject to certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. Based on the experience of its management team, THIL does not believe that remittance of cash and/or non-cash assets from Hong Kong, including cash and/or non-cash assets held by THHK, a wholly-owned subsidiary of THIL incorporated under the laws of the HKSAR with no current business operations, is subject to the aforementioned interventions, restrictions and limitations by the PRC government or similar interventions, restrictions or limitations from the government of the HKSAR. To the extent that THIL’s cash and/or non-cash assets in Hong Kong or any cash and/or non-cash assets held by its Hong Kong Subsidiaries are subject to the aforementioned interventions, restrictions and limitations by the PRC government or the government of the HKSAR, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to THIL, to fund the operations of THIL’s subsidiaries outside Hong Kong or to be used outside of Hong Kong for other purposes. See “D. Risk Factors—Risks Related to Doing Business in China—Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements” and “Foreign exchange controls may limit our ability to effectively utilize our revenues and the proceeds from the offerings of our listed securities and adversely affect the value of your investment.”

●	The PCAOB had been unable to inspect THIL’s auditors. THIL’s securities will likely be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. See “D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditors in relation to their audit work. Our securities likely will be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.”

●	THIL is a Cayman Islands exempted company that acts as a holding company and conducts its operations in mainland China through wholly owned subsidiaries. A majority of THIL’s assets, its entire management team and three of its directors are based in mainland China, and one of its directors is based in Hong Kong. Therefore, it may be difficult or costly for you to effect service of process within the U.S., enforce judgments of U.S. courts against THIL, its officers or these directors based upon the civil liability provisions of the U.S. federal securities laws or bring an original action in an appropriate foreign court to enforce liabilities against THIL, its officers or these directors or any person based upon the U.S. federal securities laws. See “D. Risk Factors—Risks Related to Doing Business in China—Your ability to effect service of legal process, enforce judgments or bring actions against us or certain of our officers and directors outside the U.S. will be limited and additional costs may be required.”

Risks Related to THIL’s Business and Industry

We have a limited operating history in China, which makes it difficult to predict our business, financial performance and prospects, and we may not be able to maintain our historical growth rates in future periods.

We opened our first coffee shop in China in February 2019. Although, as of December 31, 2023, we had grown to 912 system-wide stores across 68 cities in mainland China, our limited operating history may not be indicative of our future growth or financial results. Our growth rates may decline for any number of possible reasons, some of which are beyond our control. This includes changes to the general and specific market conditions, such as decreased customer spending, increased competition, declining growth in China’s coffee industry or China’s food and beverage sector in general, the emergence of alternative business models, the COVID-19 pandemic and the related control measures or changes in government policies or general economic conditions. We plan to continue to expand our store network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, we may decide to slow down the pace of our store network expansion, the execution of our expansion plan is subject to uncertainty, and the number of orders and items sold may not grow at the rate we expect for the reasons stated above and the other reasons disclosed in this section. We may also actively adjust our store network expansion plans, including the closure of stores that do not achieve expected sales, which may negatively affect our results of operations. In addition, under our Amended and Restated Master Development Agreement with Tim Hortons Restaurants International GmbH (“THRI”), a subsidiary of RBI, dated August 13, 2021, as amended (the “A&R MDA”), the monthly royalty rate for stores owned and operated by our PRC Subsidiaries (the “company owned and operated stores”) and franchise stores opened from January 1, 2021 to August 30, 2021 are higher than the monthly royalty rate for stores opened before January 1, 2021, and the monthly royalty rate for stores opened from September 2022 to August 2023, from September 2023 to August 2024 and from September 2024 to August 2025 will be higher than the monthly royalty rate for stores opened in the immediately prior 12-month period. Under our Amended and Restated Master Development Agreement with PLK APAC Pte. Ltd., PLKC HK International Limited and PLKC International Limited, dated March 30, 2023 (the “Popeyes MDA”), the monthly royalty rate for franchise stores opened from January 1, 2024 to December 31, 2025 and from January 1, 2025 to December 31, 2026 are higher than the monthly royalty rate for franchise stores opened from March 30, 2023 to December 31, 2023 and from January 1, 2023 to December 31, 2024, and the monthly royalty rate for franchise stores opened from January 1, 2026 and thereafter will be higher than the monthly royalty rate for stores opened from January 1, 2024 to December 31, 2025 and from January 1, 2025 to December 31, 2026. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected, and the market price of our securities could decline.

We may not be able to successfully execute our strategies, sustain our growth or manage the increasing complexity of our business.

To maintain our growth, our business strategies must be effective in maintaining and strengthening customer appeal and delivering sustainable growth in guest traffic and spending. Whether these strategies can be successful depends mainly on our ability to:

●	capitalize on the Tim Hortons and Popeyes brands and localization expertise to enhance our ability to attract and retain customers;

●	contribute to the overall cultural acceptance of coffee as a daily consumption and the penetration of fried chicken market;

●	continue to innovate and differentiate our products and services;

●	continue to identify strong prospective sites for new store development and efficiently build stores in such areas;

●	integrate and augment our technology and digital initiatives, including mobile ordering and delivery;

●	continue to operate stores with high service levels, while creating efficiencies from greater scale and through innovative use of technology;

●	leverage our strategic partnerships and support from investors;

●	accelerate our existing strategies, including through organic growth opportunities and partnerships; and

●	continue to effectively hire, train, manage and integrate new employees.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Economic conditions have adversely affected, and may continue to adversely affect, consumer discretionary spending, which could negatively impact our business, financial condition and results of operations.

We believe that our store sales, guest traffic and profitability are strongly correlated to consumer discretionary spending on food and beverage in general and freshly-brewed coffee in particular, which is mainly influenced by general economic conditions, unemployment levels, the availability of discretionary income and, ultimately, consumer confidence. A protracted economic slowdown, increased unemployment and underemployment of our customer base, decreased salaries and wage rates, inflation, rising interest rates or other industry-wide cost pressures adversely affect consumer behavior by weakening consumer confidence and decreasing consumer discretionary spending. For instance, economic growth in China has been slowing in the past few years and China’s GDP dropped from 8.1% in 2021 to 3.0% in 2022, and then recovered to 5.2% in 2023. Governmental or other responses to economic challenges may be unable to restore or maintain consumer confidence. As a result of these factors, we may experience reduced sales and profitability, which may cause our business, financial condition and results of operations to suffer.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from geopolitical tensions.

The U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine and the Hamas-Israel conflict in the Middle East. Although we do not have any operations outside of mainland China nor any business relationships, connections to, or assets in, Russia, Belarus, Ukraine, or the Middle East, our business, financial condition and results of operations have been, and could continue to be, indirectly and adversely affected by these geopolitical tensions. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels such as crude oil and natural gas, and related transportation, freight and warehousing costs; and (iv) disruptions to logistics and supply chains. If the price of our products and services increases at a rate that is either unaffordable to our customers or insufficient to compensate for the rise in our costs and expenses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to increased instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

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

Our PRC Subsidiaries may not be able to operate our stores in the manner consistent with the procedures, requirements or standards set by our franchise agreements with THRI and PLK, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our A&R MDA, our amended and restated company franchise agreement with THRI and the Popeyes MDA, among other things, set forth the procedures, requirements or standards for our store operations, including food safety, sanitation and workplace safety standards, and the obligations of THIL, its subsidiaries and all entities controlled by THIL. Our PRC Subsidiaries may not be able to successfully operate each of our stores in a manner consistent with such procedures, requirements or standards, or fulfill our obligations under such agreements, including with respect to store opening targets and quality control, and we may not be able to timely identify and rectify such issues, if at all. We also cannot assure you that we will be able to extend the term of the A&R MDA or the Popeyes MDA after the current term expires or that THRI or PLK will not unilaterally terminate the A&R MDA or the Popeyes MDA pursuant to their terms before the current term expires. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

A failure by THRI PLK, or us in assisting THRI or PLK, in protecting the intellectual property rights critical to our success could adversely affect our business, financial condition and results of operations.

Our business depends in part on consumers’ perception of the strength of the Tim Hortons and Popeyes brands. Under the terms of the A&R MDA and the Popeyes MDA, we are required to assist THRI and PLK with protecting their intellectual property rights in the territories in which we operate. Nevertheless, any failure by THRI or PLK, or us in assisting THRI or PLK, in protecting their intellectual property rights in the territories in which we operate or elsewhere could harm the brand image of Tim Hortons or Popeyes, which could adversely affect our competitive position, our business, financial condition and our results of operations.

Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate intellectual property rights critical to our success and competitive position despite efforts to prevent such infringement and may challenge such intellectual property rights before a judicial or administrative body. Litigation, which could result in substantial costs and diversion of our resources, may be necessary to enforce such intellectual property rights and protect our proprietary information. However, the interpretation and implementation of laws and regulations governing intellectual property rights in mainland China are still evolving and involve a significant degree of uncertainty. If litigation were to be pursued to assert or demand intellectual property or proprietary rights, an adverse decision could limit the value of such intellectual property or proprietary rights, while a favorable decision may not necessarily be successfully enforced or award adequate damages. As such, it may not be possible for THRI, PLK or us to timely and adequately protect the intellectual property rights critical to our success and competitive position, if at all, which could weaken our competitive advantage, harm our image and materially and adversely impact our business, financial condition and results of operations.

Our franchise business model presents a number of risks. Our results are affected by the success of independent sub-franchisees, over which we have limited control.

We had 283 franchise stores as of December 31, 2023, all of which are operated by independent operators with whom Tim Hortons China entered into franchise agreements. Under these franchise agreements, Tim Hortons China will receive monthly payments from the sub-franchisees, which are a percentage of the sub-franchised restaurant’s gross sales, in addition to the revenue we generate from other franchise support activities. In 2021, 2022 and 2023, revenue attributable to such sub-franchisees accounted for approximately 1.8%, 2.3% and 5.2% of our total revenues, respectively. Our future prospects depend on (i) our ability to attract new sub-franchisees that meet our criteria and (ii) the willingness and ability of sub-franchisees to open stores in existing and new markets. We may be unable to identify sub-franchisees who meet our criteria, or if we identify such sub- franchisees, they may not successfully implement their expansion plans. Furthermore, sub-franchisees may not be willing or able to renew their franchise agreements with us due to low sales volumes, high real estate costs or regulatory issues. If our sub-franchisees fail to renew their franchise agreements, our revenues attributable to such sub-franchisees may decrease, which in turn could materially and adversely affect our business and operating results.

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

The success of any quick-service restaurant depends in substantial part on its location. The current locations of any of our system-wide stores may not continue to be attractive as demographic patterns change. Neighborhood or economic conditions where any of our company owned and operated stores or franchised stores are currently located could decline in the future, resulting in potentially reduced sales in those locations. Competition for restaurant locations can also be intense, and there may be delay or cancellation of new site developments by developers and landlords, which may be exacerbated by factors related to the commercial real estate or credit markets. If our PRC Subsidiaries or sub-franchisees are unable to obtain desirable locations for our restaurants at reasonable prices due to, among other things, higher-than- anticipated construction and/or development costs, difficulty negotiating leases with acceptable terms, discontinuation of our strategic collaboration with Easy Joy, China’s largest convenience store chain with more than 28,000 convenience stores, and Freshippo, Alibaba Group’s (NYSE: BABA) retail chain for groceries and fresh goods, onerous land-use restrictions, or challenges in securing required governmental permits, then our ability to execute our growth strategies may be adversely affected. In addition, the competition for retail premises is intense in China. Based on their size advantage and/or their greater financial resources, some of our competitors may have the ability to negotiate more favorable lease terms than we can, and some landlords and developers may offer priority or grant exclusivity to some of our competitors for desirable locations. Failure to secure desirable store locations on commercially reasonable terms, or at all, could have a material adverse effect on our business, results of operations and ability to implement our growth strategy.

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

The cost, availability and quality of our principal raw materials, such as imported coffee beans, locally- sourced dairy products, and pre-made food and beverage items, are critical to the operations of our stores. The market for high-quality coffee beans is particularly volatile, both in terms of price changes and available supply. In particular, rising inflation and geopolitical tensions, including the Russia-Ukraine conflict and the Hamas-Israel conflict, have had, and could continue to have, an adverse impact on the global supply chain, including the availability and costs of certain raw materials, such as imported coffee beans. If the cost of raw materials and pre-made products continues to increase due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets or freight and logistics market, adverse trade policies, supply or labor shortages, rising transportation costs, higher inflation and other factors, we may not be able to fully offset such higher costs through price increases, and our inability or failure to do so could harm our business, financial condition and results of operations. In addition, as many of our coffee condiments and pre-made products have a relatively short shelf life, frequent and timely supply of these products is essential to our operations. Lack of availability of these products that meet our or THRI’s quality standards or timing requirements, whether due to shortages in supply, delays or interruptions in processing or transportation, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

In addition, we and our PRC Subsidiaries rely, and expect to continue to rely, significantly on DataCo to provide data maintenance and management services, technical support and consulting services in support of the operation of our loyalty program. For a more detailed description, see the section of this Annual Report titled “Item 4. Information on the Company—B. Business Overview—Digital Technology and Information Systems.” Any failure by DataCo to provide these services to our satisfaction, whether in terms of quality or timeliness, could have a material adverse effect on our business, financial condition and results of operations. Under our Business Cooperation Agreements with DataCo, Tim Hortons China and Popeyes Shanghai shall pay a service fee to DataCo on an annual basis (or at any time agreed by the parties), which shall be reasonably determined by DataCo based on (i) the complexity and difficulty of the services, (ii) the seniority of and time consumed by the employees of DataCo providing the services; the specific content, scope and value of the services; and (iv) the market price for similar services. Should DataCo fail to meet our expectations or unreasonably charge us for the services, we may be unable to find an alternative service provider in a timely manner, or at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including raw material market price fluctuation, competition, effectiveness of our marketing programs, the continuing strength of our brand, market demand and general economic conditions, including inflationary pressures. In particular, in response to increased promotional activity by our competitors, we may have to increase our promotional spending, which may adversely impact our gross margins. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins could be adversely affected. Furthermore, price increases generally result in volume losses, as consumers make fewer purchases. If such losses are greater than expected or if we lose sales due to price increases, our business, financial condition and results of operations may be materially and adversely affected. In addition, there can be no assurance that price increases will be able to offset increased costs and expenses resulting from rising inflation, geopolitical tensions, outbreaks of health epidemics and related control measures, and supply chain disruptions.

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

Our success is dependent on the strengths and market perception of the Tim Hortons and Popeyes brands, and any failure to maintain, protect and strengthen the Tim Hortons and Popeyes brands and its reputation would hurt our business and prospects.

Our success is dependent on the strengths and market perception of the Tim Hortons and Popeyes brands, which are owned by THRI and PLK, respectively. We have no control over the management or operations of THRI’s business, the businesses of THRI’s other franchisees or Popeyes’ business. If THRI or PLK were to allocate resources away from the Tim Hortons and Popeyes brands or were not to succeed in preserving the value and relevance of the Tim Hortons and Popeyes brands, or if any other THRI’s franchisee acts in a way that harms the Tim Hortons brand, our business and prospects could be materially and adversely affected. Our ability to maintain, protect and strengthen the Tim Hortons and Popeyes brands in China also depends on a number of other factors, many of which are outside our control, including those set forth below:

●	complaints or negative publicity about us, the features, safety and quality of our products, our senior management, our business partners or our business practices, even if factually incorrect or based on isolated incidents;

●	negative reviews of our products or customer service on social media and crowdsourced review platforms;

●	campaigns against the nutrition and health effects of coffee, tea, or sweets or negative perceptions of quick-service restaurants in general;

●	illegal, negligent, reckless or otherwise inappropriate behavior by our employees, former employees, service providers or business partners;

●	litigation over, or regulatory investigations into, our business; and

●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of our industry as a whole.

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

At various times during recent years, the United States and China and Canada and China have had significant disagreements over monetary, economic, political and social issues and future relations between the United States and China and/or Canada and China may deteriorate. Changes in political conditions and changes in the state of geopolitical relations are difficult to predict and could adversely affect our business, results of operations and financial condition. In addition, because of our extensive operations in the Chinese market and because the Tim Hortons brand has roots in, and continues to be tied to, Canada, any deterioration in political or trade relations might cause a public perception that might cause our products to become less attractive. We cannot predict the extent to which adverse changes in China-U.S. or China- Canada relations will impact our ability to access capital or effectively do business in China. See “—Risks Related to Doing Business in China - Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult” for more information.

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

Our business is subject to seasonal fluctuations and unexpected interruptions due to natural disasters, health epidemics or other calamities.

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

In addition, we are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the business operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt the business operations of our PRC Subsidiaries and adversely affect our results of operations. For example, the COVID-19 pandemic had resulted in disruptions to the global economy since the beginning of 2020. While the COVID-19 pandemic in China has come under control since early 2023, the extent to which the pandemic affects our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the resurgence of COVID-19 and its variants, the actions taken by government authorities to mitigate the spread of these diseases, the effectiveness of those efforts and the availability and effectiveness of vaccines, which are highly uncertain and cannot be accurately predicted. To the extent such events may adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this section.

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

Satisfactory performance by our third-party suppliers, service providers and retail partners are critical to the business operations of our PRC Subsidiaries. For example, the failure of our raw material suppliers to ensure product quality, speedy delivery or compliance with applicable laws and regulations could interrupt the operations of our stores and result in supply shortfalls, impaired product quality and potential claims against us. Our PRC Subsidiaries also rely on third-party delivery services and retail partners to deliver our products to customers, which increases the risk of food tampering while in transit. Failure in providing timely and high-quality delivery services may result in customer dissatisfaction, which could also result in reduction in sales, loss of customers and damage to our image. Furthermore, guidelines issued by the SAMR and other regulatory authorities impose heightened regulatory requirements on food delivery platforms that our PRC Subsidiaries partner with, which could increase their operating costs and pricing and exacerbate the shortage of delivery drivers, especially during peak hours. In addition, under the Business Cooperation Agreements entered into by Tim Hortons China and Popeyes Shanghai, respectively, with DataCo, DataCo is obligated to use, and require its subcontractors to use, reasonable efforts to maintain procedures designed to protect the confidentiality of the personal data of our customers and store the collected personal data in compliance with applicable PRC laws and regulations. However, given the complexity of the applicable PRC laws and regulations and the significant uncertainty with respect to their interpretation and enforcement, we cannot assure you that DataCo or its subcontractors will be able to maintain compliance with these laws and regulations at all times.

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

In accordance with relevant PRC laws and regulations, our PRC Subsidiaries are required to maintain various approvals, licenses and permits to operate our company owned and operating stores and engage in commercial franchising activities. In the opinion of Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, our PRC Subsidiaries are required to obtain and maintain the following approvals, licenses and permits for the operation of our company owned and operated stores: (i) business licenses issued by the local SAMR, (ii) food operation licenses issued by the competent food safety supervision and administration department, and (iii) for some stores, fire safety inspection permits from the local fire department. Failure to obtain the necessary licenses, permits and approvals could subject such PRC Subsidiary to fines, confiscation of gains derived from the stores, or the suspension of operations of the stores. Specifically, (i) for stores without a business license, the in-charge government authorities may order such stores to rectify the non-compliance and impose a fine of up to RMB500,000 for each store; (ii) for stores without a food operation license, the in-charge government authorities may confiscate the income of such stores and their food, beverage and packaged products, raw materials and equipment and impose fines based on a multiple of the value of the food, beverage and packaged products of such store; and (iii) for stores that operate without the requisite fire safety inspection permit, the in-charge government authorities may order such stores to rectify the non-compliance, suspend their operations and impose a fine ranging from RMB30,000 to RMB300,000 for each store. As of December 31, 2023, out of the 629 company owned and operated stores operated by our PRC Subsidiaries, eight stores had not obtained the requisite business licenses or the requisite food operation licenses, which stores represented less than 1% of our total revenues for 2023. Local governments have significant discretion in promulgating, interpreting and implementing fire safety rules and policies. As a result, there is no assurance that the fire safety inspection permit will not be required for certain company owned and operated stores that we believe, based on evaluations conducted by external fire safety specialists, are not required to obtain a fire safety inspection permit under existing PRC laws, regulations or policies if relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on evaluations conducted by fire safety specialists engaged by us, six of our company owned and operated stores have not obtained those fire safety inspection permits that we believe are required under the applicable laws and regulations. Our PRC Subsidiaries are still in the process of applying for these outstanding licenses and permits and how soon these licenses and permits can be obtained is subject to regulatory approvals and certain other factors that are beyond their control. There can be no assurance that our PRC Subsidiaries will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner, and our PRC Subsidiaries may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores, which could adversely affect the business operations, financial condition and prospects of our PRC Subsidiaries, subject us to negative publicity and delay our store opening and expansion.

Any PRC Subsidiary that is engaged in commercial franchising is required to (i) register as a commercial franchisor with the commerce department of the local government within fifteen days after entering into a franchise agreement with a franchisee located in mainland China for the first time; (ii) file with the in-charge authority information regarding franchise agreements entered into, withdrawn, terminated or renewed each year by March 31 of the following year; and (iii) report any changes to its previously filed registration information and information on its operational resources and the geographical distribution of its franchisees’ stores in mainland China within 30 calendar days following such change. Failure to complete the registration in time could cause the PRC Subsidiary to be ordered by the in-charge authority to complete such registration within a designated timeframe and a fine ranging from RMB10,000 to RMB50,000 could be imposed, provided that it is able to complete the registration within the designated timeframe. If the PRC Subsidiary is unable to complete the registration within the designated timeframe, a fine ranging from RMB50,000 to RMB100,000 could be imposed and the violation could be publicly announced. If a commercial franchisor fails to comply with the annual filing requirement by the filing deadline, it could be ordered by the in-charge authority to complete such filing within a designated timeframe and be subject to a fine ranging from RMB10,000 to RMB50,000. Among the PRC Subsidiaries, only Tim Hortons China is, or has been, engaged in commercial franchising. Tim Hortons China has received the requisite governmental approval to be registered as a commercial franchisor and has fulfilled its annual and ongoing reporting obligations as of the date of this Annual Report.

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

We work with a limited number of raw material suppliers, delivery service providers and warehouse and fulfillment service providers in the daily operations of our stores. As we continue to expand our product offerings and customer base, our existing suppliers and service providers may not be able to adequately accommodate the growth of our business, and we may not be able to find additional suppliers and service providers who can meet our requirements, standards and expectations. Any significant interruption in the businesses of our suppliers and service providers could have a material adverse effect on the availability, quality and cost of our supplies, our customer relationships and store operations. For example, our agreements with suppliers and service providers generally do not prohibit them from working with our competitors, and these parties may be more incentivized to prioritize the orders of our competitors in case of short supply. Any deterioration of our cooperative relationships with our suppliers and service providers, any adverse change in our contractual terms with them, or the suspension or termination of our agreements with them could have a material adverse effect on our business, financial condition and results of operations. There is no assurance that we will be able to find suitable replacements in time, or at all, in the event that our agreements with certain of our suppliers or service providers expire or terminate, or that our contractual terms with any new supplier or service provider will be as favorable as our exiting arrangements.

Grant of share-based awards could result in increased share-based compensation expenses.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key and qualified employees. We are required to account for share-based compensation in accordance with U.S. GAAP, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As a result, our expenses associated with share- based compensation may increase, which may have an adverse effect on our results of operations and profitability. See “Note 20—Share-based Compensation” of our consolidated financial statements included elsewhere in this Annual Report for additional information.

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

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information expose us to increased risk of privacy and/or security breaches as well as other risks. In connection with credit or debit card or mobile payment transactions in-restaurant, our company owned and operated stores and sub-franchisees collect and transmit confidential information by way of secure private retail networks. In February 2022 and July 2023, respectively, Tim Hortons China and Popeyes Shanghai each transferred control and possession of the personal data of their customers to DataCo, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see the section of this Annual Report titled “Item 4. Information on the Company—B. Business Overview—Digital Technology and Information Systems.”

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. On September 14, 2022, the CAC released the Decision on Revising the Cyber Security Law of the People’s Republic of China (Draft for Comment), which would impose more stringent legal liabilities and raise the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cyber Security Law to RMB50 million or 5% of the company’s total sales from the previous year. In addition, the Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under PRC civil law.

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

On July 7, 2022, the CAC promulgated the Measures on Data Export Security Assessment, which became effective on September 1, 2022. The Measures on Data Export Security Assessment provides for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC. For outbound data transfers that were carried out before the effectiveness of the Measures on Data Export Security Assessment and are not compliant with these measures, rectification shall be completed by February 28, 2023. Furthermore, on March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flow, which became effective on the date of publication. Compared with the Measures on Data Export Security Assessment, the Provisions on Promoting and Regulating Cross-border Data Flow (i) provide several exemption scenarios for security assessment, such as contract fulfillment, human resources management, emergency situations, etc.; and (ii) make adjustments to calculation time windows and the trigger thresholds for security assessments, i.e. changing the annual accumulation calculation start date to January 1 of the current year rather than January 1 of the previous year and shifting the lower ceiling for the security assessment to the export of personal information (excluding sensitive personal information) of 1 million individuals from the 100,000 under the Measures on Data Export Security Assessment. Given the nature of our business and as advised by our PRC legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, we do not believe that we or any of our PRC Subsidiaries is engaged in any activity that is subject to security assessment as outlined in the Measures on Data Export Security Assessment or the Provisions on Promoting and Regulating Cross-border Data Flow. As of the date of this Annual Report, the Measures on Data Export Security Assessment or the Provisions on Promoting and Regulating Cross-border Data Flow has not materially affected our business or results of operations. Since the Provisions on Promoting and Regulating Cross-border Data Flow was newly enacted, there remain substantial uncertainties about its interpretation, implementation and interaction with other data export regulations, such as the Measures on Data Export Security Assessment, and it is unclear whether the relevant PRC regulatory authority would reach the same conclusion as us. The promulgation of the above- mentioned laws and regulations indicates heightened regulatory scrutiny from PRC regulatory authorities in areas such as data security and personal information protection.

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

Historically, we have financed our operations primarily with operating cash flows, issuance of ordinary shares and convertible notes, and bank borrowings. As part of our growth strategies, we expect to continue to require substantial capital through additional debt or equity financing in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our market position and competitiveness in China’s coffee industry and food and beverage sector;

●	our future profitability, overall financial condition, operating results and cash flows;

●	the general market conditions for financing activities; and

●	the macro-economic and other conditions in China and elsewhere.

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

We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

We incurred net losses of RMB382.9 million, RMB744.7 million and RMB872.9 million (US$122.9 million) in 2021, 2022 and 2023, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB245.0 million, RMB286.9 million and RMB196.1 million (US$27.6 million) in 2021, 2022 and 2023, respectively. We have made significant up-front investments in digital technology and information system development, store network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. There is substantial doubt regarding our ability to continue as a going concern if our plans to secure additional funding and optimize operational efficiencies do not materialize. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position, and cash flows.

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

As part of our business strategy, we intend to make acquisitions to add complementary companies, products or technologies, such as our acquisition of Popeyes China in March 2023, pursuant to which we became the exclusive operator and developer of the Popeyes® brand in mainland China. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Share Purchase Agreement and Popeyes MDA” of this Annual Report. Our past and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. We may not successfully evaluate or utilize the acquired assets and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

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

Multiple factors have negatively impacted our business during the year ended December 31, 2023 and it is possible these factors may continue during 2024. We have not updated the long-term financial projections that we previously published in connection with our Business Combination with Silver Crest and, as a result of these factors, certain of the assumptions underlying our prior forecasts are no longer correct and investors should not place any reliance on those projections.

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

As all of our operations are based in mainland China through our PRC Subsidiaries, we are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The PRC government has been seeking to exert more control and impose more restrictions on companies based in mainland China raising capital offshore and such efforts may continue or intensify in the future. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to foreign investors, and cause the value of our securities to significantly decline or be worthless. Based on the opinion of our PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, we believe that our future issuance of securities to foreign investors will be subject to the filing requirements with the CSRC in accordance with the Trial Measures for Administration of the Overseas Securities Offerings and Listings by Domestic Enterprises and several supporting rules, or collectively the New Filing Rules, promulgated by the CSRC on February 17, 2023. Based on the experience of our management team, we do not believe that any permission or approval is required under any laws or regulations of the HKSAR for us to issue securities to non-PRC investors or for any of our PRC Subsidiaries to conduct their business operations in mainland China. We cannot assure you that such approval or permission will not be required under PRC or HKSAR laws, regulations or policies if the relevant PRC or HKSAR governmental authorities take a contrary position, nor can we predict whether or how long it will take to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval required, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority. Below is a summary of potential PRC laws and regulations that, in the opinion of Han Kun Law Offices according to its interpretation of the currently in-effect PRC laws and regulations, could be interpreted by the in-charge PRC government authorities, namely, the CSRC, the CAC and their enforcement agencies to require us to obtain permission or approval or complete certain filing procedures in order to issue securities to foreign investors or offer securities to foreign investors.

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

On August 1, 2021, the CSRC stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and recent regulatory development in China, and that both countries should strengthen communications on regulating China- related issuers. For details of risks relating to cybersecurity review, see “—Risks Related to THIL’s Business and Industry —We and our PRC Subsidiaries are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, on December 24, 2021, the CSRC released the draft Administrative Provisions on the Offshore Listing and Securities Issuance of PRC-Based Companies and the draft Administrative Measures on the Filing of Offshore Listing and Securities Issuance of PRC-Based Companies for public comments through January 23, 2022. On February 17, 2023, the CSRC promulgated the Trial Measures and several related rules, collectively the New Filing Rules, which became effective on March 31, 2023. Under the New Filing Rules, issuers that intend to list or offer securities on foreign stock exchanges or overseas-listed issuers that intend to list for its secondary listing or primary listing in any other overseas market through direct offshore listing (i.e., the listing of a PRC-incorporated company) or indirect offshore listing (i.e., the listing of an overseas company that meets both of the following conditions: (a) more than 50% of the revenue, profit, gross assets or net assets of the issuer in the last fiscal year originated from a PRC-incorporated company or companies, and (b) a majority of the issuer’s senior executives in charge of its business operations are PRC citizens or habitually reside in mainland China and the issuer’s business operations are mainly conducted or located in mainland China) shall make a filing with the CSRC within three business days upon the issuer’s initial filing of its listing application documents with the foreign stock exchange. In addition, under the New Filing Rules, an overseas-listed issuer will be subject to the following obligations of filing or report: (i) if the issuer issues securities in the future (excluding the securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc.) in the same overseas stock exchange, or such issuer issues convertible bonds, exchangeable bonds or preferred shares after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days upon the completion of such issuance; (ii) if the issuer seeks for the secondary listing or primary listing in any other overseas stock exchange after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days after submitting the application documents for issuance and listing overseas; (iii) if the issuer issues the securities in installments within the scope of authorization after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days after the completion of its first issuance and state the total amount of the securities to be issued. After the completion of each remaining issuance, it shall submit a consolidated report on the issuance to CSRC; (iv) an overseas listed issuer shall report detailed information to the CSRC within three (3) business days from the occurrence and announcement of the following major events, including the change of such issuer’s control right, investigation and punishment imposed by the overseas regulatory security authority or the relevant competent authority, change of its listing status or listed sector, and the termination of listing voluntarily or compulsorily; and (v) where there is any material change in the major business and operation activities of an overseas listed issuer and such change does not fall within the scope of filing requirement, such issuer shall, within three (3) business days from the occurrence of such change, submit a special report and a legal opinion issued by a PRC law firm to the CSRC to explain the relevant information. If the filing documents submitted to the CSRC are complete and in compliance with the applicable requirements, the CSRC will issue a notice of record within 20 business days. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the Trial Measures, under the New Filing Rules, the domestic companies that have completed overseas public offering and listing prior to the enactment of the New Filing Rules shall be regarded as existing issuers, or the Existing Issuers. As an Existing Issuer, we are subject to the requirements imposed by the New Filing Rules in connection with this offering and future securities offerings. Based on the opinion of our PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, we do not believe there will be any substantial obstacle in making these filings if we are required to do so. However, we cannot assure you that we will be able to complete such filing or comply with any other requirements that may be imposed on us under the New Filing Rules on a timely basis, or at all. Failure to comply with the filing requirements or any other requirements under the New Filing Rules could result in rectifications, warnings, and fine ranging from RMB1 million to RMB10 million, and any person who is directly in charge and other directly liable persons could also be subject to administrative penalties, such as warnings and fines. The controlling shareholders, actual controllers and any person who is directly in charge and other directly liable persons thereof of our PRC Subsidiary may be subject to fines if our noncompliance with the filing requirements are organized or instigated by such controlling shareholders and actual controllers.

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

In addition, stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the years ended December 31, 2021, 2022 and 2023 were increases of 1.0%, 2.0% and decrease of 0.3%, respectively. If prices of our services and products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other actions, which could inhibit economic activity in the PRC and thereby harm the market for our services and products.

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

We have requested that all of our current shareholders and beneficial owners who, to our knowledge, are PRC residents complete the foreign exchange registrations and that those who, to our knowledge, are PRC enterprises comply with outbound investment related regulations. However, we may not be informed of the identities of all the PRC residents and PRC enterprises holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents and PRC enterprises will comply with our request to make or obtain the applicable registrations or continuously comply with all the requirements under SAFE Circular 37 or other related rules and the outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with foreign exchange or outbound investment related regulations, or failure by us to amend the foreign exchange registrations of our PRC Subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC Subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

Any foreign loan procured by our PRC Subsidiaries is also required to be registered with the SAFE or its local branches or be filed with the SAFE in its information system, and each of our PRC Subsidiaries may not procure loans which exceed either (i) the amount of the difference between their respective registered total investment amount and registered capital or (ii) two and a half times, or the then-applicable statutory multiple, the amount of their respective audited net assets, calculated in accordance with PRC GAAP (the “Net Assets Limit”), at our election. Increasing the amount of the difference between their respective registered total investment amount and registered capital of our PRC Subsidiaries is subject to governmental approval and may require such subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount that we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of the calculation. As of the date of this Annual Report, the majority of our PRC Subsidiaries have negative or very limited net assets, which prevents us from providing loans to them using the Net Assets Limit. Pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises enacted by NDRC on January 5, 2023 and effective on February 1, 2023, any medium- or long-term loan to be provided by us to our PRC Subsidiaries must also be registered by and filed with the NDRC.

On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment (the “Circular 28”), which took effect on the same day. Circular 28 allows non-investment FIEs to use their capital funds to make equity investments in mainland China as long as such investments do not violate the then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. As SAFE has just promulgated the Circular on Further Deepening Reform to Promote the Facilitation of Cross-Border Trade and Investment (Draft for Comments) on July 24, 2023 and asked for public comments until August 2, 2023, there remains uncertainty as to these circulars’ interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

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

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities involving mainland China companies by foreign investors more time-consuming and complex, including requirements in some instances that the in-charge government authority be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law of the PRC requires that the in-charge government authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-monopoly Law, we cannot assure you that the in-charge Anti-monopoly Law enforcement agency will not deem our past acquisition or investments to have triggered the filing requirement for anti-trust review. If we or any of our PRC Subsidiaries is found to have violated the concentration provisions of the Anti-monopoly Law, the Anti-monopoly Law enforcement agency may order us to cease the implementation of concentration, dispose of relevant shares or assets within a certain period, transfer the business within a certain period and take other necessary measures to set back the concentration and impose a fine of up to 10% of our total sales during the previous year, if the concentration has or may have the effect of eliminating or restricting competition, or impose a fine of up to RMB5,000,000 if the concentration has no effect of eliminating or restricting competition. These measures may materially and adversely affect our business, financial condition and results of operations. In addition, under applicable laws, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement, are prohibited.

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

We are a Cayman Islands holding company that conducts our operations in mainland China through our PRC Subsidiaries. A majority of our assets, our entire management team and two of our directors are based in mainland China. Therefore, it may be difficult or costly for you to effect service of process against us or these officers and directors within the U.S. In addition, we have been advised by our PRC legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the U.S. based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. See “Enforceability of Civil Liability” for more details. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. In addition, while we do not have any business operations in Hong Kong, one of our directors is based in Hong Kong. Similarly, it may be difficult or costly for you to effect service of process against this director within the U.S., and enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in Hong Kong or bring original actions in Hong Kong based on U.S. federal securities laws. Furthermore, any judgment obtained in the U.S. against THIL and these individuals may not be collectible within the U.S.

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

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to any established criteria of the value of our business and prospects, and the market price of our securities may fluctuate substantially. In addition, the trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you paid for the securities. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by us or our shareholders, as well as the anticipation of lockup releases;

●	significant breaches of, disruptions to or other incidents involving, our information technology systems or those of our business partners;

●	our involvement in litigation;

●	conditions or developments affecting the coffee industry and food and beverage sector in China;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	changes in the anticipated future size and growth rate of our markets;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

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

To the extent that we sell ordinary shares under the Facility, substantial amounts of ordinary shares will be issued and available for resale by Cantor, which would cause dilution and represent a significant portion of our public float and may result in substantial decreases in our stock price. After Cantor has acquired shares under the Facility, Cantor may resell all, some or none of such ordinary shares at any time or from time to time in its discretion and at different prices. The per share purchase price of the ordinary shares that we elect to sell to Cantor in a VWAP Purchase, if any, will be equal to 97% of the VWAP of the ordinary shares during the applicable VWAP Purchase Period for such VWAP Purchase; accordingly, the purchase price per share that Cantor will pay for the ordinary shares purchased from us under the Facility, if any, will fluctuate based on the market price of our ordinary shares. In addition, because Cantor paid no cash consideration for the Commitment Fee Shares (as defined below), any proceeds received by Cantor upon its sale of the Commitment Fee Shares would be profit. As such, because Cantor may experience a potential profit compared to other public investors, it may be incentivized to sell its ordinary shares when our public shareholders are not, which could cause the market price of our ordinary shares to drop significantly. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital–– Committed Equity Facility.”

In addition, we have filed the Resale Registration Statement with the SEC, registering up to 49,749,324 ordinary shares (excluding ordinary shares previously issuable upon the exercise of warrants) held by certain selling securityholders. The sales of these securities could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain selling securityholders may still experience a positive rate of return on the securities they purchased due to the lower price that they purchased their ordinary shares compared to other public investors and may be incentivized to sell their securities when others are not. The public securityholders may not experience a similar rate of return on the securities they purchase or have previously purchased due to differences in the purchase prices and the current trading price.

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

As of the date of this Annual Report, Peter Yu, our Chairman and the Managing Partner of Cartesian Capital Group, LLC (“Cartesian”), indirectly beneficially owns approximately 48.5% of our outstanding ordinary shares through entities controlled by him, including the Option Shares (as defined below). As a result of Peter Yu’s majority ownership and voting power, which would give him the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this registration statement), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our Board shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. We currently do not and do not intend to take advantage of these exemptions. However, in the event that we elect to rely on the exemptions, shareholders of THIL will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, we and our independent registered public accounting firm have identified material weaknesses in our internal controls over financial reporting, which we have begun to address and have a plan to further address. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remediate our identified material weakness, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, especially on complex U.S. GAAP accounting issues and related disclosures, (iii) enhancing U.S. GAAP accounting policies, procedures manual and management functions, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements, and (v) engaging extend specialists and consultants to improve processes and system designs and monitoring controls over period-end financial closing procedures. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We do not intend to make any determinations on whether we or our subsidiaries are CFCs for U.S. federal income tax purposes.

We do not intend to make any determinations on whether we or any of our subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) (“CFCs”), or whether any U.S. Holder (as defined below) of ordinary shares is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to any such CFC. We do not expect to furnish to any U.S. Holder of ordinary shares information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. U.S. Holders of ordinary shares should consult their own tax advisors regarding the potential application of these rules to their particular circumstances. A “U.S. Holder” means any beneficial owner of THIL’s securities that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

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

ITEM 4 INFORMATION ON THE COMPANY

A	History and Development of the Company

We are an exempted company incorporated in the Cayman Islands on April 25, 2018, with limited liability under the laws of the Cayman Islands with significant subsidiaries in China. In September 2022, we completed a business combination with Silver Crest Acquisition Corporation and became listed on Nasdaq.

Our registered office address is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The mailing address of our principal executive office is 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China and its telephone number is +86-021-6136-6616.

We are subject to the informational reporting requirements of the Exchange Act. We file reports and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. Our website address is www.timschina.com. The information on, or that can be accessed through, our website is not part of this Annual Report.

B	Business Overview

We are an emerging coffee champion in China. Our vision is as simple as it is ambitious: to build the premier coffee and bake shop in mainland China. Founded by affiliates of Cartesian and THRI, the owner of the Tim Hortons brand, we are the parent company of the master franchisee of, and hold the right to operate, Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tim Hortons, one of the largest coffee, donut, and tea restaurant chains in the world, is deeply rooted in core values of inclusivity and community. We opened our first coffee shop in China in February 2019 and have grown dramatically since then, selling high-quality coffee and freshly prepared food items at attractive price points through company owned and operated stores and franchised stores. As of December 31, 2023, we had 912 system-wide stores across 68 cities in mainland China. In addition, on March 30, 2023, we became the exclusive operator and developer of the Popeyes® brand in mainland China. As of December 31, 2023, we have operated ten Popeyes store in mainland China.

As of the date of this Annual Report, we do not have any stores outside of mainland China. In addition to our physical store network, we have built a rapidly expanding base of loyal customers and a robust technology infrastructure that facilitates digital ordering and supports the efficient growth of our business. In 2021, 2022 and 2023, digital orders, including both delivery and mobile ordering for self pick-up, accounted for approximately 73.0%, 80.1% and 82.1% of our revenues from company owned and operated stores. We also have a popular loyalty program, which has experienced tremendous growth since its establishment in 2019, reaching 6.0 million, 11.3 million and 18.5 million members as of December 31, 2021, 2022 and 2023, respectively. In February 2022 and July 2023, respectively, Tim Hortons China and Popeyes Shanghai each transferred control and possession of the personal data of their customers to DataCo, a PRC-incorporated company, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see “—Digital Technology and Information Systems.”

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

Building on these four cornerstones, our revenue in 2022 nearly doubled compared to 2021, and we maintained positive adjusted store EBITDA for our company owned and operated stores for 2021, the third and fourth quarters of 2022 and for 2023. The fully-burdened gross profit of our company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, for 2021, 2022 and 2023 was negative RMB153.5 million, negative RMB211.6 million and negative RMB117.5 million (US$16.5 million), respectively. During the same periods, our adjusted store EBITDA was RMB19.8 million, negative RMB40.7 million and RMB69.4 million (US$9.8 million), respectively. For more details regarding adjusted store EBITDA, a non-GAAP financial measure, which is a key measure used by our management and Board in evaluating our operating performance and making strategic decisions regarding capital allocation, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

Our revenues grew significantly from RMB643.4 million in 2021 to RMB1,011.1 million in 2022, and further grew to RMB1,575.8 million (US$221.9 million) in 2023. Our total costs and expenses increased from RMB1,017.8 million in 2021 to RMB1,592.2 million in 2022, and further increased to RMB2,277.0 million (US$320.7 million) in 2023. Our net loss increased from RMB382.9 million in 2021 to RMB744.7 million in 2022, and further increased to RMB872.9 million (US$122.9 million) in 2023. For more details regarding our results of operations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Our Market Opportunity

We believe that the Chinese coffee market remains significantly underpenetrated. Coffee consumption per capita in China is currently a small fraction of many Western and Asian markets. According to data from the United States Department of Agriculture Foreign Agricultural Service, in 2022/23, domestic consumption (measured in 60-kilogram bags) in China was only 5.0 million bags, compared to 24.6 million bags in the United States and 6.9 million in Japan.

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

In addition to attractively priced, high-quality coffee, we also offer other quality, freshly prepared and locally relevant beverages and food at compelling price points, such as RMB9.9 breakfast bagels and RMB4.0 TIMBIT® snacks. We believe that our food offerings are a key differentiator and one reason customers choose to come to our stores throughout the day and deliver strong value-for-money to our customers. In the fourth quarter of 2023, the percentage of orders with food increased to 54.7% from 47.1% in the fourth quarter of 2022.

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

Best-in-Class Digital Capabilities

We have an integrated business intelligence system that covers various aspects of the business operations of our PRC Subsidiaries, including, among others, the way we train our team, the way we maintain our inventory and ensure food safety, how our guests order and how they share their feedback. The use of mobile and digital technologies enables us to provide our guests with added convenience. In 2021, 2022 and 2023, digital orders, including both delivery and mobile ordering for self pick-up, accounted for approximately 73.0%, 80.1% and 82.1% of our revenues from company owned and operated stores. We have also built, and continue to expand, our presence across the digital ecosystem in China, from vertical service platforms such as Eleme, Tmall and Meituan Dianping, to social media platforms such as Weibo, Weixin, Xiaohongshu and TikTok, which effectively increases our brand awareness and enables us to expand our community.

Development Expertise and High-Visibility Pipeline

Since entering the Chinese market, we have accelerated our store roll-out, opening 34 stores in 2019, 103 stores in 2020, 253 stores in 2021, 227 stores in 2022 and 285 stores in 2023. Under the leadership of our management team, which has a track record of supporting Burger King China’s expansion from approximately 60 stores to over 1,200 system-wide stores from June 2012 to September 2020, we expect to continue to expand our network of Tims China stores.

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

Offer greater convenience. We seek to serve our guests whenever and wherever, to deliver high-quality food and beverages with the greatest ease. Towards this goal, we strategically deploy four complementary store formats, namely: large, brand-building flagship stores, full-service classic stores and compact “Tims Go” stores to provide sufficient visibility and density in a trade area to enable truly convenient guest access. Additionally, our “Tims Express” stores offer a compact and efficient footprint that integrates easily into the stores of our franchise partners with whom we collaborate, exhibiting our signature welcoming design. Further, as noted above, we utilize delivery to increase the reach and efficiency of our physical store network, which enables our stores to serve a greater population of guests and allows our guests to enjoy Tims products without coming to our stores. On a more macro basis, we focus our development on clusters of cities, building density in core consumer populations as a first order of business before spreading out geographically.

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

Our broader menu spans a broad range of categories designed to appeal to customers throughout the day, such as our breakfast bagels, croissants, toast, donuts, and TIMBITS®; our lunch sandwiches, wraps, and ciabatta; and our afternoon tea fresh baked goods, including donuts and cakes. In 2023, the total units of bagels sold reached 21 million. In particular, we aim to build breakfast as a key daypart, offering guests seeking convenience a one-stop shop with our signature brewed coffee and freshly prepared food. Here are some of our most popular offerings:

In addition, we are the exclusive operator and developer of the Popeyes® brand in mainland China and have operated ten Popeyes store in mainland China as of December 31, 2023. We have leveraged our deep local expertise in China’s quick-service restaurant industry to adapt Popeyes’ menus for the Chinese consumer. The localized menu features new options that blend Cajun traditions with local Chinese tastes, including sweet chili chicken, salt and pepper chicken shoulders, golden cheese chicken nuggets, and a Longjing tea-based pomelo milkshake. It also features Popeyes’ signature items, including New Orleans-style spicy chicken, Louisiana-style seafood such as Cajun popcorn shrimp, and sides including mashed potatoes with Cajun gravy. Popeyes chicken is marinated in a unique blend of Louisiana Cajun spices for 12 hours, then battered, breaded, and slow-cooked to perfection, enhancing its rich and savory flavor.

New product development is a key driver of our long-term success. We gather guest feedback and insights to inform the creation of new products. We believe the development of new products can drive incremental traffic by expanding our customer base, expanding our offerings in multiple dayparts, and continuing to build brand leadership in food and beverage quality and taste. The development process for each new product involves multiple steps, from supplier qualification, to taste testing and refinement, to cost analysis, and finally to operational complexity analysis. This helps us choose products that are not only desirable, but also profitable. We believe that our current pace of more than 30 new products per year keeps our guests interested and eager to return to our store and try something new. In September 2022, we launched two co-branded ready-to-drink coffee products in partnership with Easy Joy. On November 18, 2022, we announced a two-year partnership with Freshippo, pursuant which we and Freshippo will introduce co-branded coffee products for sale exclusively through Freshippo’s online channels and over 300 brick-and- mortar stores located in 27 cities across China. We and Freshippo will also work together on research and development of the co-branded products, collaborating on product design, positioning, promotion, and pricing. In September 2023, we celebrated the Bagel Festival with celebrity guest Muchi Chen, contributing to the brand’s emergence as one of the most favored bagel and coffee shops in China. The total units of bagels sold reached an impressive 21 million in 2023. In December 2023, we partnered with SpongeBob SquarePants, achieving over 10 million exposures on social platforms and significantly enhancing brand awareness among the younger demographic. The collaborative product, Strawberry Flavored Latte, saw sales of 286 thousand cups within three months, with a re-purchase rate of 19% among our membership base. Later in 2023, we partnered with ride-hailing company DiDi Chuxing (“DiDi”) in a strategic brand-building initiative. This partnership focuses on cross-brand and cross-channel marketing, leveraging Didi’s extensive customer base to elevate Tims China’s brand visibility. As a result, we acquired approximately 20,000 new loyalty club members and generated around RMB1.7 million in incremental sales. Notably, the initiative garnered significant attention on Xiaohongshu (also known as Red), a prominent social media platform in China, accumulating over 11 million views. The chart below outlines the process flow for new project launch.

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

Our Community

Driving the coffee market’s rapid growth is an expanding group of coffee drinkers in China, including among others, the emerging middle class, office workers, overseas returnees, and people who are drawn to global brands. From the beginning, our focus has been on offering our guests compelling values, both functional and emotional. Since we introduced our loyalty program in 2019, our membership has experienced tremendous growth, reaching 6.0 million, 11.3 million and 18.5 million as of December 31, 2021, 2022 and 2023, respectively.

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

Within our loyalty program, we developed a member referral program to accelerate the expansion of our community. Our loyalty program allows registered members to earn points for each qualifying purchase, which may be used towards products in our company owned and operated stores. We offer three tiers of membership incentives based on points - further driving traction with our digitally-minded customers and encouraging repeat purchases. Customer points, which generally expire 12 months after being earned, may be credited towards purchases to receive products for free or at a discounted price in our stores. In February 2022 and July 2023, respectively, Tim Hortons China and Popeyes Shanghai each transferred control and possession of the personal data of their customers to DataCo, a PRC-incorporated company, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see “—Digital Technology and Information Systems.”

Our Store Network

As of December 31, 2023, we had 912 stores across 68 cities in mainland China, of which 283 are franchised and 629 are owned and operated by us, as shown in the map below. As of the date of this Annual Report, we do not have any stores outside of mainland China. Most of our stores are located in first- tier cities in China, including Beijing, Shanghai and Guangzhou, and within those, in locations with high demand for coffee, such as office buildings, shopping malls and transportation hubs.

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

●	Flagship “Golden Maple” Stores (typically greater than 150 square meters) are situated in high-profile, high-traffic sites and are carefully architected to build brand equity, serving as both marquee advertising and sales outlets. Golden Maple stores offer an extended menu including classic coffee choices, premium specialty coffees and other alternative beverages, freshly made sandwiches, wraps and a wide assortment of baked goods. In addition, we have also built themed, co-branded stores to amplify guest experience for certain groups, such as Esports fans.

●	Classic “Maple” Stores (80 - 150 square meters) are our mainstream shops and offer a full menu of classic coffee choices and beverages along with freshly prepared sandwiches and baked goods.

●	Compact “Tims Go” Stores (20 - 80 square meters) are built to address “grab and go” and digital occasions and are situated in convenient locations where a classic shop would not fit (such as an office lobby or an exit from a subway station). “Tims Go” menus are beverage-focused with best-selling coffee choices and grab and go food offerings. In September 2021, we entered into a strategic partnership agreement with METRO China, a leader in China’s wholesale and retail industry with nearly 100 stores across 60 cities in China. Under the partnership, we will be the exclusive coffee shop brand in METRO stores in China. We have opened several Tims Go stores in METRO China outlets, and enjoy preferred site selection, as well as delivery services and complimentary marketing initiatives.

●	Innovative “Tims Express” Stores (~20 square meters) are located within Easy Joy convenience stores, as part of our collaboration with Easy Joy, and the storefronts of certain other brick and mortar businesses that we collaborate with.

●	“Popeyes” Stores (140 - 150 square meters) are situated in high-traffic locations and designed to appeal and attract younger consumers seeking new dining experiences. Following our acquisition of Popeyes China in March 2023, we are the exclusive operator and developer of the Popeyes® brand in mainland China. Popeyes offers a fried-chicken recipe designed to attract Chinese customers, and a brand identity based on Louisiana’s signature joie de vivre that appeals to younger consumers increasingly seeking new dining experiences.

As of December 31, 2023, we had 30 flagship stores, 466 classic stores, 208 “Tims Go” stores, 198 “Tims Express” stores and ten “Popeyes” stores.

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

Our Supply Chain

Procurement

We purchase raw materials and consumables in the ordinary course of our operations, which primarily include coffee beans, dairy, bakery and food ingredients, such as bread, protein and packing materials for Tims, and protein (including poultry and seafood), cheese, oil, flour and vegetables for Popeyes. We believe that we have built a robust, local supply chain. Pursuant to the A&R MDA, we only purchase goods and services that meet THRI’s standards and are purchased from suppliers and distributors that THRI approves. THRI has a comprehensive supplier approval process, covering suppliers of all food and packaging, which includes on-site food safety inspections of manufacturing processes.

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

Warehouse and Fulfillment

We partner with third-party distribution center operators, which have extensive networks and proven track records in China. We submit sales forecasts to them, and they place orders to our certified suppliers and manage inventory at their warehouses. Inventory management is digital, and we are in the process of setting up automatic sales forecasting and ordering for each store. The distribution centers distribute stock to our stores, usually 1 - 2 times per week.

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

Digital Technology and Information Systems

We have invested intentionally and intensively in technology to enable us to scale and support our continued expansion. Each and every store is connected to our central information systems at various points (POS, HR, menu boards, security cameras, sales forecasting, inventory ordering and supply chain management, etc.), enabling us to monitor sales and operations across our network in real time. We also have an automated system that sends out business intelligence snapshots to our Board and senior management at the close of each business day. Other digitization initiatives include labor scheduling, office automation, digital marketing and site selection. On December 2, 2021 and July 1, 2023, respectively, Tim Hortons China and Popeyes Shanghai each entered into a Business Cooperation Agreement with DataCo, pursuant to which:

●	Tim Hortons China and Popeyes Shanghai each assigned, conveyed and transferred, and caused its affiliates to assign, convey and transfer, to DataCo all rights, title and interests in and to (a) all personal data of customers in mainland China that is used, or held for use, in the operation of the loyalty program, (b) all intellectual property in and to such data, (c) all tangible embodiments of such data in any form and in any media and all records and documentation relating thereto, (d) copies of any of the foregoing, and (e) all other aggregated, processed or other data arising from DataCo’s performance of the services under the Agreements and all intellectual property therein (collectively, “TH China and PPE China Data”);

●	DataCo provides Tim Hortons China and Popeyes Shanghai with various data maintenance and management services, technical support and consulting services (collectively, the “Services”) in support of the operation of the loyalty program;

●	In consideration for the Services, Tim Hortons China and Popeyes Shanghai each pays a service fee to DataCo on an annual basis (or at any time agreed by the parties), which shall be reasonably determined by DataCo based on (i) the complexity and difficulty of the Services, (ii) the seniority of and time consumed by the employees of DataCo providing the Services; (iii) the specific contents, scope and value of the Services; and (iv) the market price for services similar to the Services; and

●	DataCo granted to each of Tim Hortons China and Popeyes Shanghai a non-exclusive, non-assignable, generally non-sublicensable, fully paid-up and royalty-free license to access, use, reproduce, modify and prepare derivative works based upon TH China and PPE China Data, solely on an aggregated or de-identified basis and solely for purposes of the operation of the loyalty program in mainland China.

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

In addition to in-store sales, we also utilize mobile ordering to streamline customer experience and delivery to increase reach and efficiency. In 2021, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 27.0%, 34.1% and 38.9% of our revenues from company owned and operated stores, respectively. In 2022, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 21.0%, 31.8% and 47.2% of our revenues from company owned and operated stores, respectively. In 2023, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 17.9%, 33.4% and 48.7% of our revenues from company owned and operated stores, respectively. In addition, starting in 2021, we have collaborated with leading e-commerce platforms in China, such as Tmall and TikTok, to sell our products directly to customers.

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

Intellectual Property

We rely on a combination of trademark, domain name and trade secret laws in mainland China, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights critical to our success. Under the terms of the A&R MDA, we have the exclusive right to use, among other things, a series of Tim Hortons’s trademarks within mainland China, Hong Kong and Macau, and are required to assist THRI with protecting its intellectual property rights in the territories in which we operate. Under the terms of the Popeyes MDA, PLK has the exclusive right to use, and possesses the right to license and/or permit third parties to use, its unique Popeyes system and trademarks, and we are required to protect the rights and reputation of PLK and its affiliates in its trademarks and domain names. In addition, an alternative logo with the name “Tims” on a prominent maple leaf is in the process of being registered in the name of a subsidiary of RBI, and Tims China has permission to use such alternative logo in accordance with the various franchise agreements.

Competition

We face intense competition in China’s coffee shop industry and food and beverage sector in general. Our competitors in the coffee shop industry include both new and well-established quick service restaurants and coffee chains, independent local coffee shop operators, as well as convenience stores and grocery store, with key competitors including Luckin Coffee, Starbucks, COTTI Coffee, and Manner. Popeyes’ competitors in China are primarily other fast casual restaurants, quick service restaurants and casual dining restaurants, such as KFC. Delivery aggregators and other food delivery services also provide consumers with convenient access to a broad range of competing restaurant chains and food retailers.

We compete on the basis of product choice, quality, value for money, service and location. In particular, we seek to offer high-quality coffee products at a very attractive price through a differentiated pricing strategy. For example, our list price for Americano (16oz) and Latte (16oz), two very popular coffee products in China, is generally below the list price of Peets, Starbucks, Costa Coffee, Pacific Coffee, Manner Coffee and above the list price of Luckin and COTTI Coffee. As consumers continue to seek higher quality offerings, especially given an increasing consumer focus on responsible sourcing, ingredients and preparation, we believe there is significant demand and opportunity in our market space and that we are well-positioned to compete effectively with existing and new competitors on the basis of these factors. In addition, we place a focus on innovation and localization to ensure our menu offerings stand out from our competitors.

However, the restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of product choice, quality, affordability, service and location. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, the type, number and location of competing restaurants, and disposable income. Our competitors may also have longer operating histories, greater brand recognition, more capital, better supplier relationships and larger customer bases. For discussion of risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—We face intense competition in China’s coffee industry and food and beverage sector. Failure to compete effectively could lower our revenues, margins and market share.”

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

On February 17, 2023, the CSRC promulgated the New Filing Rules, which became effective on March 31, 2023. Under the New Filing Rules, an overseas-listed issuer may be subject to filing or report obligations. Failure to comply with the filing requirements or any other requirements under the New Filing Rules could result in warnings, a fine ranging from RMB1 million to RMB10 million, suspension of certain business operations, orders of rectification and revocation of business license and operation permits, and our controlling shareholders, actual controllers, any person who is directly in charge and other directly liable persons could also be subject to administrative penalties, such as warnings and fines. If THIL fails to receive or maintain any requisite permission or approval from or complete the required filing procedure with the CSRC for any future offerings, or the waiver for such permission, approval or filing requirement, in a timely manner, or at all, or inadvertently concludes that such permission, approval or filing is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, THIL or its PRC Subsidiaries may be subject to fines and penalties (the details of which are unknown at this point), limitations on its business activities in mainland China, delay or restrictions on the contribution of the proceeds from THIL’s offerings of its listed securities into the PRC, or other sanctions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects. The CSRC may also take actions requiring THIL, or making it advisable for THIL, to halt future offerings of THIL’s securities to foreign investors. For a more detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of Chinese governmental authorities may be required in connection with our future issuance of securities to foreign investors under PRC laws, regulations or policies.”

Furthermore, in April 2020, the PRC government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, (i) data processors (i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion) that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where a data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level. On December 28, 2021, the PRC government promulgated amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. Based on the opinion of THIL’s PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, THIL believes that neither THIL nor any of its PRC Subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to any offering of its securities or the business operations of its PRC Subsidiaries, because neither THIL nor any of its PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that THIL or any of its PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review or that THIL or any of its PRC Subsidiaries will be able to pass such review. If THIL or any of its PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for its business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, THIL or its PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against THIL or its PRC Subsidiaries, which may have a material adverse effect on its business, financial condition or results of operations. In addition, THIL and its PRC Subsidiaries could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against THIL or its PRC Subsidiaries, which may have a material adverse effect on their business, financial condition or results of operations. For a more detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—We and our PRC Subsidiaries are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.”

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

As of December 31, 2023, out of the 629 company owned and operated stores operated by THIL’s PRC Subsidiaries, eight stores had not obtained the requisite business licenses or the requisite food operation licenses, which stores represented less than 1% of THIL’s total revenues for 2023. Local governments have significant discretion in promulgating, interpreting and implementing fire safety rules and policies. As a result, there is no assurance that the fire safety inspection permit will not be required for certain company owned and operated stores that THIL believes, based on evaluations conducted by external fire safety specialists, are not required to obtain a fire safety inspection permit under existing PRC laws, regulations or policies if relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on evaluations conducted by fire safety specialists engaged by THIL, six of THIL’s company owned and operated stores have not obtained those fire safety inspection permits that THIL believes are required under the applicable laws and regulations. THIL’s PRC Subsidiaries are still in the process of applying for these outstanding licenses and permits, and how soon these licenses and permits can be obtained is subject to regulatory approvals and certain other factors that are beyond their control. Failure to obtain the necessary licenses, permits and approvals could subject THIL’s PRC Subsidiaries to fines, confiscation of gains derived from the stores, or the suspension of operations of the stores. Specifically, (i) for stores without a business license, the in-charge government authorities may order such stores to rectify the non-compliance and impose a fine of up to RMB500,000 for each store; (ii) for stores without a food operation license, the in-charge government authorities may confiscate the income of such stores and their food, beverage and packaged products, raw materials and equipment and impose fines based on a multiple of the value of the food, beverage and packaged products of such store; and (iii) for stores that operate without the requisite fire safety inspection permit, the in-charge government authorities may order such stores to rectify the non-compliance, suspend their operations and impose a fine ranging from RMB30,000 to RMB300,000 for each store. Except for the outstanding licenses and permits mentioned above, none of THIL’s PRC Subsidiaries have been denied or are missing any of such approvals, licenses and permits for the company owned and operated stores that they operate, nor have they been subject to any fines or penalties with respect to the lack of such approvals, licenses and permits.

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

THHK, a wholly-owned subsidiary of THIL incorporated under the laws of the HKSAR, does not currently have any business operations. THHK holds the requisite business license and has not been required by the HKSAR government to hold any other license, permit or approval under the laws and regulations of the HKSAR. Based on the experience of its management team, THIL does not believe that THHK is required to obtain such license, permit or approval. However, there is no assurance that the relevant HKSAR governmental authorities will not take a contrary position or that THHK can obtain such license, permit or approval, if required. If THHK fails to obtain such license, permit or approval in a timely manner, or at all, THIL’s business and results of operations could be materially and adversely affected. For a more detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial condition and results of operations.”

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

Shareholder loans and capital contributions. THIL’s subsidiaries may only access THIL’s proceeds from the offerings of its listed securities through loans or capital contributions from THIL. Loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. As of the date of this Annual Report, THIL has transferred an aggregate of US$275.8 million in cash to TH Hong Kong International Limited (“THHK”) as capital injections and shareholder loans, and THHK has transferred an aggregate of US$250.8 million in cash to Tim Hortons China and US$25 million in cash to Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd. as capital injections and shareholder loans. See page F-19 of this Annual Report for additional information on the amount of cash balances held at financial institutions in mainland China and Hong Kong as of December 31, 2022 and 2023, respectively.

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

C	Organizational Structure

THIL is a Cayman Islands exempted company that was incorporated on April 25, 2018 and acts as a holding company that conducts its operations in mainland China through wholly owned subsidiaries and does not directly own any substantive business operations in mainland China. Therefore, investors in THIL will not directly hold any equity interests in its operating companies. This holding company structure involves unique risks to investors. For example, PRC regulatory authorities could disallow this operating structure and limit or hinder THIL’s ability to conduct its business through, receive dividends from or transfer funds to its operating subsidiaries or list on a U.S. or other foreign exchange, which could cause the value of THIL’s securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

The following diagram illustrates THIL’s corporate structure as of the date of this Annual Report.

D	Property, Plants and Equipment

We lease the property for our corporate headquarters and all of the premises on which our PRC Subsidiaries operate. We lease properties generally for initial terms of more than five years. We believe that these facilities are generally adequate to meet our current needs, although we expect to seek additional space as needed to accommodate future growth.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A	Operating Results

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors in China, including:

●	China’s overall economic growth, level of urbanization and level of per capita disposable income;

●	Growth in consumer expenditure, especially the expenditure on food and beverage;

●	Consumers’ demand for coffee, especially for freshly-brewed coffee; and

●	Increasing usage of mobile internet and increasing adoption of mobile payment.

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

Year	Company owned and operated Stores	Franchise Stores	Total
2019	31	3	34
2020	128	9	137
2021	373	17	390
2022	547	70	617
2023	629	283	912

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

Inflation and Supply Chain Impacts

Rising inflation, geopolitical conflicts, including the war in Ukraine and the Middle East, and the related supply chain disruptions have also had a direct or indirect impact on our business, customer base, results of operations, profit margins and outlook.

Increases in the inflation rate of prices of commodities that are inputs to our products and services, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing and labor costs and operating expenses. The unit purchase prices of our regionally sourced raw materials and other products, such as dairy, bakery and food ingredients and packing materials, have remained relatively stable, while the unit price of coffee beans has been fluctuant since our inception. We have also enjoyed favorable discounts as our store network and procurement volume continue to grow. We anticipate that the average unit price of imported coffee beans will continue to increase in the foreseeable future and that continued inflationary pressure will continue to pressure our margins. Increased inflation rates could also cause discretionary purchases to decline and adversely affect our ability to attract and retain customers and encourage customer spending. In addition, if the disposable income of our customers does not increase at a similar rate as inflation does, our product sales could suffer, which could materially and adversely affect our business and financial condition and cause us to have additional working capital needs. However, we cannot predict whether or how long these higher inflation rates will persist. For a more detailed disclosure on the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—We face risks related to fluctuations in the cost, availability and quality of our raw materials and pre-made products, as well as third-party data maintenance and management services, technical support and consulting services, which could adversely affect our results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

In addition, although we do not have any operations outside of mainland China nor any business relationships, connections to, or assets in, Russia, Belarus, Ukraine, our business, financial condition and results of operations have been, and could continue to be, indirectly and adversely affected by these geopolitical tensions. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels such as crude oil and natural gas, and related transportation, freight and warehousing costs; and (iv) disruptions to logistics and supply chains. See “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”

The impact on our supply chains from rising inflation and geopolitical tensions primarily consists of: (i) higher purchase prices and fuel, freight and warehousing costs for both imported and regionally sourced raw materials and other products, (ii) delays in the manufacturing, processing and transportation of raw materials and other products; and (iii) logistics and operational disruptions. As many of our coffee condiments and pre-made products have a relatively short shelf life, the lack of availability of these products that meet our or THRI’s quality standards or timing requirements could have a material adverse impact on our business, financial condition and results of operations. The magnitude of such impact is difficult to predict. Future interruptions or friction in our supply chains, as well as anticipation of interruptions or friction, may cause us to be unable to meet customer demand, retain extra inventory and make operational plans with less precision. Each of these impacts, if we are affected more than our competitors, could materially and adversely affect our business, adversely impact our prices and/or margins, and cause us to have additional working capital needs.

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

Our profit margins for beverage products have also remained relatively stable in 2023, despite having slightly increased the rate of promotional discounts without raising the average list price of our beverage products, including coffees. If the costs and expenses described above continue to increase, we may raise the list price of our beverage products in the future. However, there can be no assurance that any such increase would be sufficient to maintain our margins. Lower margins could adversely impact the profitability of our business and adversely impact our share price and prospects. If the amounts we charge our customers increase at a rate that is either unaffordable to our customers or insufficient to compensate for the rise in our material costs and operational expenses, our business may be materially and adversely affected, our product margin may deteriorate and we may have additional working capital needs. We do not believe that such mitigation efforts have introduced any other new material risks, including, but not limited to, those related to product quality or reliability or regulatory approval. For a more detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—If we are unable to maintain or increase prices, we may fail to maintain a positive margin.” In order to mitigate the potential adverse impact of price increases on our financial condition and results of operations, we plan to continue to improve our operating efficiency and further strengthen our bargaining power with our suppliers through the continued expansion of our store network.

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

Share Purchase Agreement and Popeyes MDA

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

Also on March 30, 2023, we entered into an Amended and Restated Master Development Agreement with PLK APAC Pte. Ltd., PLKC HK International Limited and PLKC International Limited (the “Popeyes MDA”), which set forth the procedures, requirements or standards for the operations of Popeyes stores, including food safety, sanitation and workplace safety standards, and other contractual obligations of our company. Pursuant to the Popeyes MDA, we are required to pay an upfront franchise fee for each company owned and operated Popeyes store and franchise Popeyes store, and a continuing franchise fee for each company owned and operated Popeyes store, calculated as certain percentage of the store’s monthly gross sales, depending on when the store is opened. As of December 31, 2023, we have operated ten Popeyes store in mainland China. The foregoing summary of the Popeyes MDA does not purport to be complete and is qualified in its entirety by reference to the Popeyes MDA, a copy of which is filed as Exhibit 4.31 of this Annual Report.

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

Completion of Warrant Exchange Offer

As previously disclosed, we completed an exchange offer relating to our outstanding warrants (the “Offer”) on June 14, 2023. Each warrant that was outstanding upon the closing of the Offer was exchanged for 0.216 ordinary shares of the Company per warrant on June 27, 2023 (the “Post-Offer Exchange”). Pursuant to the Offer and the Post-Offer Exchange, we issued an aggregate of 5,419,744 ordinary shares in exchange for all of our outstanding warrants, increasing the number of ordinary shares outstanding from 160,348,112 to 165,767,856. As a result of the completion of the Offer and the Post-Offer Exchange, no warrants remain outstanding. The Public Warrants have been delisted upon completion of the Post-Offer Exchange. The purpose of the Offer was to simplify our capital structure and reduce the potential dilutive impact of the warrants.

Recent Developments

On March 31, 2024, Tims China’s registered loyalty club membership exceeded 20 million, serving both as a pivotal catalyst for growth and a testament to the customers’ support and embrace of Tims China’s program.

On March 7, 2024 and March 20, 2024, Tims China executed junior promissory notes (as borrower) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands limited liability company and the existing shareholder and a related party of the Company as disclosed in note 27 (as lender), with principal of US$5 million and US$15 million, respectively. The junior promissory notes are due on August 31, 2024, and carried an annual interest rate equal to the latest one-month term Secured Overnight Financing Rate reference rate as published by the CME Group Benchmark Administration plus 8.0%.

On February 26, 2024, Tims China celebrated the significant milestones of its 5th anniversary in China and the 60th anniversary of the “Tim Hortons” brand. To commemorate both remarkable milestones and double celebrations, Tims China launched its limited-edition “Double Anniversary” latte series, including “Double Pistachio Latte,” “Double Hazelnut Latte,” “Double Matcha Latte,” and “Double Latte.” Also making a comeback are three classic donut varieties.

On January 16, 2024, Tims China announced the opening of the first seven Tims China stores in Shanghai Metro stations. The partnership is expected to expand into a network of Tims coffee shops along “Line 14” stations. The Tims coffee shops are thoughtfully positioned within the metro stations, offering commuters a convenient way to grab a coffee on the go. As Shanghai has one of the world’s largest metro systems, transporting approximately 13 million passengers across the city every day, we anticipate that this partnership will provide great visibility to the Tims China brand and connect us with a larger, diverse customer base.

Components of Results of Operations

Revenues

Revenue mainly includes sales of food, beverage and packaged products by company owned and operated stores, franchise fees and revenue from other franchise support activities. The following table sets forth a breakdown of our revenues for the years indicated:

	For the year ended December 31,
	2021		2022		2023
	(in thousands, except for %)
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Sales of food and beverage products by company owned and operated stores	617,226	95.9%	938,097	92.8%	1,405,402	197,947	89.2%
Franchise fees	1,923	0.3%	4,538	0.5%	15,443	2,175	1.0%
Revenues from other franchise support activities	9,470	1.5%	18,966	1.9%	66,878	9,420	4.2%
Revenues from wholesale activities	-	-	6,533	0.6%	27,204	3,832	1.7%
Revenues from e-commerce sales	13,117	2.0%	41,635	4.1%	59,067	8,319	3.8%
Revenues from other activities	1,208	0.2%	1,295	0.1%	1,786	251	0.1%
Provision of consumer research service to THRI	428	0.1%	-	-	-	-	-
Total Revenues	643,372	100.0%	1,011,064	100.0%	1,575,780	221,944	100.0%

●	Sales of food, beverage and packaged products by company operated stores. We generate the vast majority of our revenue from sales of food, beverage and packaged products to customers by company owned and operated stores. The revenue amounts exclude sales-related taxes.

●	Franchise fees. We earn a fixed upfront franchise fee and subsequent sales-based royalties from franchise right granted to sub-franchisees. Contributions from sub-franchisees for support activities that are integral to the sub-franchisees’ ability to benefit from the franchise right, such as marketing and advertising programs to promote the overall brand image, are required as part of the franchisee contracts.

●	Revenues from other franchise support activities. Other franchise support activities mainly consist of sales of kitchen equipment, raw materials for food, beverage and packaged products and provision of pre-opening and training services to sub-franchisees.

●	Revenues from e-commerce sales and wholesale products. We began generating revenue from sales of packaged coffee, tea beverages and single-serve coffee and tea products to customers through third-party e-commerce platforms in 2021 and revenue from wholesale of canned coffee beverage and packaged coffee extract in 2022

●	Revenue from provision of consumer research service to THRI. In 2021, we provided assistance to THRI in a joint global consumer behaviors research program and generated revenue from such research services.

Costs and Expenses, Net

The following table sets forth a breakdown of our total costs and expenses for the years indicated:

	For the year ended December 31,
	2021		2022		2023
	(in thousands, except for %)
	RMB	%	RMB	%	RMB	US$	%
Costs and expenses, net
Company owned and operated stores
Food and packaging	207,948	20.4%	314,550	19.8%	493,198	69,465	21.7%
Store rental expenses	148,152	14.6%	236,838	14.9%	295,757	41,657	13.0%
Payroll and employee benefits	199,330	19.6%	268,857	16.9%	310,719	43,764	13.6%
Delivery costs	38,604	3.8%	73,616	4.6%	116,960	16,473	5.1%
Other operating expenses	99,105	9.7%	107,770	6.7%	121,417	17,101	5.3%
Store depreciation and amortization	62,679	6.2%	118,659	7.5%	139,612	19,664	6.1%
Company owned and operated store costs and expenses	755,818	74.3%	1,120,290	70.4%	1,477,663	208,124	64.9%
Costs of other revenues	16,731	1.6%	48,555	3.0%	149,692	21,084	6.6%
Marketing expenses	50,317	4.9%	81,017	5.0%	102,185	14,392	4.5%
General and administrative expenses	174,963	17.2%	289,544	18.2%	343,623	48,399	15.1%
Franchise and royalty expenses	18,800	1.8%	35,595	2.2%	58,949	8,303	2.6%
Other operating costs and expenses	2,135	0.2%	8,340	0.5%	28,872	4,067	1.3%
Loss on disposal of property and equipment	1,546	0.2%	8,835	0.6%	16,404	2,310	0.7%
Impairment losses of long-lived assets	1,002	0.1%	7,223	0.5%	111,427	15,694	4.9%
Other income	3,476	0.3%	7,152	0.4%	11,852	1,669	0.5%
Total costs and expenses, net	1,017,836	100.0	1,592,247	100.0%	2,276,963	320,704	100.0%

●	Company owned and operated store costs and expenses. Company owned and operated store costs and expenses primarily consist of food and packaging costs, rental expenses, payroll and employee benefits costs, delivery costs, and other operating expenses.

●	Costs of other revenues. Costs of other revenues primarily consist of costs related to the costs of raw materials for food, beverage and packaged products that we sell to sub-franchisees and costs of product sales related to our e-commerce business. We commenced our e-commerce business in 2021.

●	Marketing expenses. Marketing expenses refer to expenses associated with advertising and brand promotion activities.

●	General and administrative expenses. General and administrative expenses primarily consist of payroll and other employee benefits for our administrative employees, research and development expenses, rental expenses for our office space and other back-office expenses.

●	Franchise and royalty expenses. Franchise and royalty expenses refer to upfront franchise fees pertaining to franchised stores and monthly royalties that we pay to THRI and PLK, and the amortization of franchise rights.

●	Other operating costs and expenses. Other operating costs and expenses primarily consist of the disposal of certain limited-time-offer products.

●	Loss on disposal of property and equipment. When assets are disposed of, whether through retirement or sale, the net gain or loss is recognized in net loss. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value less estimated costs to sell.

●	Impairment losses of long-lived assets. The Company reviews long-lived assets (including property and equipment and intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable.

●	Other income. Other income primarily consists of government grants and additional input VAT deductions.

Non-operating Expenses

●	Interest income. Interest income primarily consists of interest received on cash deposited in bank accounts and received from short-term investment.

●	Foreign currency transaction gain/(loss). Foreign currency transaction gains and losses are as a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency.

Taxation

Cayman Islands Tax

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Under the current Hong Kong Inland Revenue Ordinance, THHK and PLKC HK International Limited are subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. The first HK$2 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Company to benefit from the progressive rates. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2021, 2022 and 2023.

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

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2023

The following table summarizes key components of our results of operations for the years indicated:

	For the year ended December 31,
	2022		2023
	(in thousands, except for %)
	RMB	%	RMB	US$	%
Revenues:
Company owned and operated stores	938,097	92.8%	1,405,402	197,947	89.2%
Other revenues	72,967	7.2%	170,378	23,997	10.8%
Total revenues:	1,011,064	100.0%	1,575,780	221,944	100.0%
Costs and expenses, net
Company owned and operated stores
Food and packaging	314,550	31.1%	493,198	69,465	31.3%
Store rental expenses	236,838	23.4%	295,757	41,657	18.8%
Payroll and employee benefits	268,857	26.6%	310,719	43,764	19.7%
Delivery costs	73,616	7.3%	116,960	16,473	7.4%
Other operating expenses	107,770	10.7%	121,417	17,101	7.7%
Store depreciation and amortization	118,659	11.7%	139,612	19,664	8.9%
Company owned and operated store costs and expenses	1,120,290	110.8%	1,477,663	208,124	93.8%
Costs of other revenues	48,555	4.8%	149,692	21,084	9.5%
Marketing expenses	81,017	8.0%	102,185	14,392	6.5%
General and administrative expenses	289,544	28.7%	343,623	48,399	21.8%
Franchise and royalty expenses	35,595	3.5%	58,949	8,303	3.7%
Other operating costs and expenses	8,340	0.8%	28,872	4,067	1.8%
Loss on disposal of property and equipment	8,835	0.9%	16,404	2,310	1.0%
Impairment losses of long-lived assets	7,223	0.7%	111,427	15,694	7.1%
Other income	7,152	0.7%	11,852	1,669	0.8%
Total costs and expenses, net	1,592,247	157.5%	2,276,963	320,704	144.5%
Operating loss	(581,183)	(57.5)%	(701,183)	(98,760)	(44.5)%
Interest income	2,703	0.3%	14,250	2,007	0.9%
Interest expenses	(14,804)	(1.5)%	(20,426)	(2,877)	(1.3)%
Foreign currency transaction loss	(6,275)	(0.6)%	(16,771)	(2,361)	(1.1)%
Changes in fair value of deferred contingent consideration			(26,106)	(3,677)	(1.7)%
Changes in fair value of convertible notes	(4,494)	(0.4)%	(58,281)	(8,209)	(3.7)%
Changes in fair value of warrant liabilities	45,903	4.5%	(83,966)	(11,826)	(5.3)%
Changes in fair value of ESA derivative liabilities	(186,598)	(18.5)%	19,654	2,768	1.2%
Loss before income taxes	(744,748)	(73.7)%	(872,829)	(122,935)	(55.4)%
Income tax expenses	-	0.0%	(97)	(14)	0.0%
Net loss	(744,748)	(73.7)%	(872,926)	(122,949)	(55.4)%

Revenues

Our revenues increased by 55.9% from RMB1,011.1 million in 2022 to RMB1,575.8 million (US$221.9 million) in 2023, primarily as a result of growth of revenue from company owned and operated stores.

●	Company owned and operated stores. Revenue from company owned and operated stores represents revenue from sales of food, beverage and packaged products to customers by company owned and operated stores, inclusive of delivery-generated revenue. Our revenues from company owned and operated stores were RMB1,405.4 million (US$197.9 million) in 2023, representing 89.2% of our total revenues, compared to RMB938.1 million in 2022, or 92.8% of our total revenues. The growth of our revenues from company owned and operated stores was primarily driven by an increase in the number of company owned and operated stores from 547 as of December 31, 2022 to 629 as of December 31, 2023, a 17.1% increase in the number of days when stores were open for business in 2023, and same-store sales growth for company owned and operated stores of 7.6% in 2023.

●	Other revenues. Our other revenue increased by 133.5% from RMB73.0 million in 2022 to RMB170.4 million (US$24.0 million) in 2023, primarily attributable to the rapid expansion of our e-commerce business and an increase in franchise fees and revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 70 as of December 31, 2022 to 283 as of December 31, 2023.

Company-Operated Store Costs and Expenses

Our company owned and operated store costs and expenses were RMB1,477.7 million (US$208.1 million) in 2023, compared to RMB1,120.3 million in 2022. The increase was primarily due to: (i) an increase in costs and expenses related to food and packaging from RMB314.6 million in 2022 to RMB493.2 million in 2023, in line with our revenue growth and store network expansion; (ii) an increase in rental expenses from RMB236.8 million in 2022 to RMB295.8 million in 2023, in line with the expansion of our stores; (iii) an increase in delivery costs from RMB73.6 million in 2022 to RMB117.0 million in 2023, in line with the significant increase in delivery orders; (iv) an increase in payroll and employee benefits from RMB268.9 million in 2022 to RMB310.7 million in 2023, primarily due to increased headcount of our store operations; (v) an increase in other operating expenses from RMB107.8 million in 2022 to RMB121.4 million in 2023, as a result of the net increase in the number of company owned and operated stores in 2023; and (vi) an increase in store depreciation and amortization expenses from RMB118.7 million in 2022 to RMB139.6 million in 2023, in line with our store network expansion. Our company owned and operated store costs and expenses as a percentage of our revenue generated from company owned and operated stores decreased from 119.4% in 2022 to 105.1% in 2023, primarily due to our continuous efforts to optimize our cost structure and drive operating leverage through revenue growth and store network expansion.

Cost of Other Revenues

Our cost of other revenues increased by 208.0% from RMB48.6 million in 2022 to RMB149.7 million (US$21.1 million) in 2023, as a result of an increase in the number of franchised stores from 70 as of December 31, 2022 to 283 as of December 31, 2023 and the incurrence of higher cost of product sales related to our e-commerce business during 2023.

Marketing Expenses

Our marketing expenses increased from RMB81.0 million in 2022 to RMB102.2 million (US$14.4 million) in 2023, as a result of the increase in the number of our system-wide stores from 617 as of December 31, 2022 to 912 as of December 31, 2023. Our marketing expenses as a percentage of our total revenues decreased from 8.0% in 2022 to 6.5% in 2023, driven by cost optimization measures and higher brand influence.

General and Administrative Expenses

Our general and administrative expenses increased by 18.7% from RMB289.5 million in 2022 to RMB343.6 million (US$48.4 million) in 2023, primarily due to: (i) increased payroll and employee benefits as a result of growing headcount and (ii) increase of professional fees related to warrant exchange and other financing programs. Our general and administrative expenses as a percentage of our total revenues decreased from 28.7% in 2022 to 21.8% in 2023 as a result of improved efficiency of our administrative staff and achieved economies of scale as our business grew.

Franchise and Royalty Expenses

Our franchise and royalty expenses increased by 65.6% from RMB35.6 million in 2022 to RMB58.9 million (US$8.3 million) in 2023, in line with the increase in the number of our system-wide stores from 617 as of December 31, 2022 to 912 as of December 31, 2023.

Other Operating Costs and Expenses

Our other operating costs and expenses were RMB28.9 million (US$4.1 million) in 2023, compared to RMB8.3 million in 2022. The increase was primarily due to the closure of less profitable stores and the associated costs for termination of leases.

Loss on Disposal of Property and Equipment

We incurred gain/loss on disposal of property and equipment of RMB16.4 million (US$2.3 million) in 2023 primarily due to disposal of certain scraped kitchen equipment, store leasehold improvements and furniture in 2023.

Impairment Losses of Long-lived Assets

We incurred impairment losses of long-lived assets of RMB111.4 million (US$15.7 million) in 2023 as a result of the closure of certain company owned and operated stores in 2023 and closure plan in 2024 or whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable.

Other Income

We received of RMB11.9 million in 2023 which primary consisted of RMB9.9 million resulted from value-added tax super deduction.

Interest Income

Our interest income increased significantly from RMB2.7 million in 2022 to RMB14.3 million (US$2.0 million) in 2023, which primarily reflected the interest generated from the collateral account of the ESA program and higher interest rate for USD denominated deposits.

Interest Expenses

We incurred interest expenses of RMB20.4 million (US$2.9 million) for the year ended December 31, 2023, primarily due to the increase in our bank borrowings in 2023.

Changes in Fair Value of Convertible Notes, Excluding Impact of Instrument-specific Credit Risk

We recorded an increase in fair value of convertible notes of RMB58.3 million (US$8.2 million), excluding the impact of instrument-specific credit risks.

Changes in fair value of warrant liabilities

We recorded an increase in fair value of warrant liabilities of RMB84.0 million (US$11.8 million).

Changes in fair value of ESA derivative liabilities

We recorded a decrease in fair value of ESA derivative liabilities of RMB19.7 million (US$2.8 million).

Foreign Currency Transaction Loss

We recorded net foreign exchange loss of RMB16.8 million (US$2.4 million) in 2023, compared to a loss of RMB6.3 million in 2022. The change in net foreign exchange loss was primarily due to the depreciation of RMB to USD with respect to the purchase of coffee beans.

Net Loss

As a result of the foregoing, our net loss was RMB744.7 million for the year ended December 31, 2022 and RMB872.9 million (US$122.9 million) for the year ended December 31, 2023.

Comparison of the Years Ended December 31, 2021 and 2022

The following table summarizes key components of our results of operations for the years indicated:

		For the year ended December 31,
	2021		2022
		(in thousands, except for %)
	RMB	%	RMB	US$	%
Revenues:
Company owned and operated stores	617,226	95.9%	938,097	136,011	92.8%
Other revenues	26,146	4.1%	72,967	10,579	7.2%
Total revenues:	643,372	100.0%	1,011,064	146,590	100.0%
Costs and expenses, net
Company owned and operated stores
Food and packaging	207,948	32.3%	314,550	45,606	31.1%
Store rental expenses	148,152	23.0%	236,838	34,338	23.4%
Payroll and employee benefits	199,330	31.0%	268,857	38,981	26.6%
Delivery costs	38,604	6.0%	73,616	10,673	7.3%
Other operating expenses	99,105	15.5%	107,770	15,625	10.7%
Store depreciation and amortization	62,679	9.7%	118,659	17,204	11.7%
Company owned and operated store costs and expenses	755,818	117.5%	1,120,290	162,427	110.8%
Costs of other revenues	16,731	2.6%	48,555	7,040	4.8%
Marketing expenses	50,317	7.8%	81,017	11,746	8.0%
General and administrative expenses	174,963	27.2%	289,544	41,979	28.7%
Franchise and royalty expenses	18,800	2.9%	35,595	5,161	3.5%
Other operating costs and expenses	2,135	0.3%	8,340	1,209	0.8%
Loss on disposal of property and equipment	1,546	0.2%	8,835	1,281	0.9%
Impairment losses of long-lived assets	1,002	0.2%	7,223	1,047	0.7%
Other income	3,476	0.5%	7,152	1,037	0.7%
Total costs and expenses, net	1,017,836	158.2%	1,592,247	230,853	157.5%
Operating loss	(374,464)	(58.2)%	(581,183)	(84,263)	(57.5)%
Interest income	316	0.0%	2,703	392	0.3%
Interest expenses	(1,902)	(0.3)%	(14,804)	(2,146)	(1.5)%
Foreign currency transaction loss	(1,302)	(0.1)%	(6,275)	(910)	(0.6)%
Changes in fair value of convertible notes	(5,577)	(0.9)%	(4,494)	(652)	(0.4)%
Changes in fair value of warrant liabilities	-	-	45,903	6,655	4.5%
Changes in fair value of ESA derivative liabilities	-	-	(186,598)	(27,054)	(18.5)%
Loss before income taxes	(382,929)	(59.5)%	(744,748)	(107,978)	(73.7)%
Income tax expenses	-	0.0%	-	-	0.0%
Net loss	(382,929)	(59.5)%	(744,748)	(107,978)	(73.7)%

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

General and Administrative Expenses

Our general and administrative expenses increased by 65.5% from RMB175.0 million in 2021 to RMB290.0 million (US$42.0 million) in 2022, primarily due to: (i) increased payroll and employee benefits as a result of growing headcount; (ii) increased share-based compensation expenses recognized upon the acquisition of Popeyes China and (iii) expenses related to the issuance of the Commitment Fee Shares. Our general and administrative expenses as a percentage of our total revenues increased from 27.2% in 2021 to 28.7% in 2022 as a result of recognition of share-based compensation expenses in 2022 and incurrence of expenses related to the issuance of the Commitment Fee Shares.

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

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses (including equity settlement and cash settlement), professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, commission fee for Cantor shares, option granted by controlling shareholder to CB holder and offering costs for ESA transactions; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, depreciation and amortization, share-based compensation expenses, commission fee for Cantor shares, impairment losses of rental deposits, one-off expense of store closure, professional fees related to warrant exchange and other financing programs, option granted by controlling shareholder to CB holder, offering costs for ESA transactions, impairment losses of long-lived assets and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, professional fees relating to warrant exchange and other financing programs, commission fee for Cantor shares, option granted by controlling shareholder to CB holder, offering costs for ESA transactions, impairment losses of long-lived assets, impairment losses of rental deposits, one-off expense of store closure, loss on disposal of property and equipment, changes in fair value of deferred contingent consideration, changes in fair value of convertible bonds, changes in fair value of warrant liabilities, changes in fair value of ESA derivatives liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the tables set out below. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

A.	Adjusted store EBITDA and adjusted store EBITDA margin

	For the year ended December 31,
	2021	2022	2023
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	617,226	938,097	1,405,402	197,947
Food and packaging costs - company owned and operated stores	(207,948)	(314,550)	(493,198)	(69,465)
Store rental expenses - company owned and operated stores	(148,152)	(236,838)	(295,757)	(41,657)
Payroll and employee benefits - company owned and operated stores	(199,330)	(268,857)	(310,719)	(43,764)
Delivery costs - company owned and operated stores	(38,604)	(73,616)	(116,960)	(16,473)
Other operating expenses - company owned and operated stores	(99,105)	(107,770)	(121,417)	(17,101)
Store depreciation and amortization	(62,679)	(118,659)	(139,612)	(19,664)
Franchise and royalty expenses - company owned and operated stores	(14,894)	(29,404)	(45,219)	(6,369)
Fully-burdened gross loss - company owned and operated stores	(153,486)	(211,597)	(117,480)	(16,546)
Store depreciation and amortization (1)	62,679	118,659	139,612	19,664
Store pre-opening expenses (2)	110,583	52,262	47,283	6,660
Adjusted Store EBITDA	19,776	(40,676)	69,415	9,778
Adjusted Store EBITDA Margin	3.2%	(4.3)%	4.9%	4.9%

B.	Adjusted general and administrative expenses

	For the year ended December 31,
	2021	2022	2023
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
General and administrative expenses	(174,963)	(289,544)	(343,623)	(48,399)
Adjusted for:
Share-based compensation expenses (including equity settlement and cash settlement)	-	44,421	68,078	9,589
Professional fees related to warrant exchange and other financing programs	-	-	28,519	4,017
Impairment losses of rental deposits	-	-	12,471	1,757
Commission fee for Cantor shares	-	21,521	-	-
Option granted by controlling shareholder to CB holder	-	1,778	-	-
Offering costs for ESA transactions	-	4,622	-	-
Adjusted General and administrative expenses	(174,963)	(217,202)	(234,555)	(33,036)

C.	Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the year ended December 31,
	2021	2022	2023
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Operating loss	(374,464)	(581,183)	(701,183)	(98,760)
Adjusted for:
Store pre-opening expenses (2)	110,583	52,262	47,283	6,660
Depreciation and amortization (1)	74,276	133,403	165,905	23,367
Share-based compensation expenses	-	44,421	68,078	9,589
Commission fee for Cantor shares	-	21,521	-	-
Impairment losses of rental deposits	-	-	12,471	1,757
One-off expense of store closure[11]	-	-	6,009	846
Professional fees related to warrant exchange and other financing programs	-	-	28,519	4,017
Option granted by controlling shareholder to CB holder	-	1,778	-	-
Offering costs for ESA transactions	-	4,622	-	-
Impairment losses of long-lived assets	1,002	7,223	111,427	15,694
Loss on disposal of property and equipment	1,546	8,835	16,404	2,310
Adjusted Corporate EBITDA	(187,057)	(307,118)	(245,087)	(34,520)
Adjusted Corporate EBITDA Margin	-29.1%	-30.4%	-15.6%	-15.6%

D.	Adjusted net loss and adjusted net loss margin

	For the year ended December 31,
	2021	2022	2023
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Net loss	(382,929)	(744,748)	(872,926)	(122,949)
Adjusted for:
Store pre-opening expenses (2)	110,583	52,262	47,283	6,660
Share-based compensation expenses	-	44,421	68,078	9,589
Professional fees relating to warrant exchange and other financing programs	-	-	28,519	4,017
Commission fee for Cantor shares	-	21,521	-	-
Option granted by controlling shareholder to CB holder	-	1,778	-	-
Offering costs for ESA transactions	-	4,622	-	-
Impairment losses of long-lived assets	1,002	7,223	111,427	15,694
Impairment losses of rental deposits	-	-	12,471	1,757
One-off expense of store closure	-	-	6,009	846
Loss on disposal of property and equipment	1,546	8,835	16,404	2,310
Changes in fair value of deferred contingent consideration	-	-	26,106	3,677
Changes in fair value of convertible notes	5,577	4,494	58,281	8,209
Changes in fair value of warrant liabilities	-	(45,903)	83,966	11,826
Changes in fair value of ESA derivative liabilities	-	186,598	(19,654)	(2,768)
Adjusted Net loss	(264,221)	(458,897)	(434,036)	(61,132)
Adjusted Net loss Margin	-41.1%	-45.4%	-27.5%	-27.5%

E.	Adjusted basic and diluted net loss per Ordinary Share

	For the year ended December 31,
	2021	2022	2023
	(in thousands of RMB and US$, except for number of shares and per share data)
	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(381,721)	(742,645)	(876,250)	(123,417)
Adjusted for:
Store pre-opening expenses (2)	110,583	52,262	47,283	6,660
Share-based compensation expenses	-	44,421	68,078	9,589
Professional fees related to warrant exchange and other financing programs	-	-	28,519	4,017
Commission fee for Cantor shares	-	21,521	-	-
Option granted by controlling shareholder to CB holder	-	1,778	-	-
Offering costs for ESA transactions	-	4,622	-	-
Impairment losses of long-lived assets	1,002	7,223	111,427	15,694
Impairment losses of rental deposits	-	-	12,471	1,757
One-off expense of store closure	-	-	6,009	846
Loss on disposal of property and equipment	1,546	8,835	16,404	2,310
Changes in fair value of deferred contingent consideration	-	-	26,106	3,677
Changes in fair value of convertible notes	5,577	4,494	58,281	8,209
Changes in fair value of warrant liabilities	-	(45,903)	83,966	11,826
Changes in fair value of ESA derivative liabilities	-	186,598	(19,654)	(2,768)
Adjusted Net loss attributable to shareholders of the Company	(263,013)	(456,794)	(437,360)	(61,600)
Weighted average shares outstanding used in calculating basic and diluted loss per share	121,582,945	128,096,505	154,241,700	154,241,700
Adjusted basic and diluted net loss per Ordinary Share	(2.16)	(3.57)	(2.84)	(0.40)

Notes:

(1)	Primarily consists of depreciation related to property, equipment and store renovations and amortization of the franchise right to use the Tim Hortons and Popeyes brands.

(2)	Primarily consists of material costs and labor costs incurred for training purposes during the store pre-opening period and rental expenses recognized under U.S. GAAP, using straight-line recognition, during the store pre-opening period.

B	Liquidity and Capital Resources

Cash Flows and Working Capital

Our capital expenditures are incurred primarily in connection with purchase of property and equipment. Our main source of liquidity is cash derived from revenue generating activities, proceeds from bank borrowings and proceeds from equity or equity-linked financing. As of December 31, 2021, 2022 and 2023, our cash was RMB390.8 million, RMB239.1 million and RMB203.6 million (US$28.7 million), respectively, consisting of bank deposits. Our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

We have incurred loss since our inception. We incurred net losses of RMB872.9 million (US$122.9 million), RMB744.7 million and RMB382.9 million for the years ended December 31, 2023, 2022 and 2021 respectively. In addition, for the year ended December 31, 2023, we recorded net cash used in operating activities in the amount of RMB196.1 million (US$27.6 million). We will require additional liquidity to continue our operations over the next 12 months.

Historically, we had relied principally on proceeds from the issuance of ordinary shares, long-term convertible notes and bank borrowings to finance our operations and business expansion. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining financial support from controlling shareholder and related parties (iv) exploring opportunities for further equity or equity-linked financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of our control and, as such, we concluded that substantial doubt about our ability to continue as a going concern has not been alleviated as of the reporting date. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued. See “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—We may require additional capital to support business growth and objectives, which might not be available in a timely manner or on commercially acceptable terms, if at all” and “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry— We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.”

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions from our PRC Subsidiaries to satisfy our liquidity requirements, fund our operations or be used for other purposes outside of mainland China, which may not be available due to existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on the ability of our company or our PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC Subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this Annual Report, our PRC Subsidiaries have been in accumulated loss and did not pay dividends to us. Further, if any of our PRC Subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result, our ability to distribute dividends largely depends on earnings from our PRC Subsidiaries and their ability to pay dividends out of their earnings. We cannot assure you that our PRC Subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to us to enable us to meet our obligations, pay interest and expenses or declare dividends. For a detailed description of the restrictions and related risks, see “— Organizational Structure,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Foreign exchange controls may limit our ability to effectively utilize our revenues and the proceeds from the offerings of our listed securities and adversely affect the value of your investment.”

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

Equity Support Agreement

On March 8, 2022, we entered into an Equity Support Agreement with Shaolin Capital Management LLC, which assigned all of its rights and obligations under the ESA to the ESA Investors on May 25, 2022. On May 25, 2022, we, the ESA Investors and Shaolin Capital Management LLC entered into the Pledge and Security Agreement (the “Pledge and Security Agreement”) whereby we granted to each ESA Investor a first priority security interest in the Collateral Account. On June 13, 2022, we, Shaolin Capital Management LLC, and U.S. Bank National Association entered into the Control Agreement, pursuant to which: (i) U.S. Bank National Association established an account in the name of THIL (the “Collateral Account”) and (ii) U.S. Bank National Association agreed to act as Securities Intermediary (as defined in the UCC) on behalf of us, as debtor, and Shaolin Capital Management LLC, as collateral agent on behalf of the ESA Investors. On July 28, 2022, we and the ESA Investors entered into Amendment No. 1 to Equity Support Agreement, pursuant to which we agreed not to identify any of the ESA Investors as a statutory underwriter in the Resale Registration Statement, provided, that if the SEC requests that any of the ESA Investors be identified as a statutory underwriter in the Resale Registration Statement, the ESA Investors will have the opportunity to withdraw from the Resale Registration Statement upon prompt written request to us.

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

On December 27, 2022, we and the ESA Investors entered into Amendment No. 2 to Equity Support Agreement, which, among other things, amends the definitions of “First Reference Price Commencement Date” and “Reference Period” and extends the duration of the “First Reference Period” from 25 consecutive VWAP Trading Days to 27 consecutive VWAP Trading Days and the “Second Reference Period” and the “Third Reference Period” from 25 consecutive VWAP Trading Days to 30 consecutive VWAP Trading Days.

The following table sets forth a summary of the three reference periods, Reference Period Payments and Issuer Release Amounts under the ESA. “Reference Price” means, with respect to any reference period, the arithmetic averages of the Daily VWAPs for each VWAP Trading Day in such reference period, subject to adjustment. Capitalized terms used but not defined in this paragraph and below have the meanings ascribed to them under the ESA. Based on Reference Price of $3.25 for the First Reference Period, $4.28 for the Second Reference Period and $2.85 for the Third Reference Period.

Reference Period	Reference Period Payment	Issuer Release Amount
First Reference Period (the 27 consecutive VWAP Trading Days beginning on, and including, December 29, 2022)	$11,919,983, i.e., 1,666,666 multiplied by an amount equal to $10.40 minus $3.25 (the Reference Price for the First Reference Period).	$5,413,344, i.e., 1,666,666 multiplied by $3.25 (the Reference Price for the First Reference Period).

Second Reference Period (the 30 consecutive VWAP Trading Days beginning on, and including, February 21, 2023)	$10,533,379, i.e., 1,666,666 multiplied by an amount equal to $10.60 minus $4.28 (the Reference Price for the Second Reference Period).	$7,133,280, i.e., 1,666,666 multiplied by $4.28 (the Reference Price for the Second Reference Period).

Third Reference Period (the 30 consecutive VWAP Trading Days beginning on, and including, May 22, 2023)	$13,421,127, i.e.,1,666,668 multiplied by an amount equal to $10.90 minus $2.85 (the Reference Price for the Third Reference Period)	$4,745,534, i.e., 1,666,668 multiplied by $2.85 (the Reference Price for the Third Reference Period).

The Reference Period Payments will be paid out of the $53,166,667.20 that already has been deposited by the ESA Investors and the Company to the Collateral Account, which has been used to acquire securities issued by a financial institution in the United States. Nonetheless, the requirement to make the aforementioned Reference Period Payments, along with THIL’s obligation under Indenture to repurchase, after June 10, 2025, all the convertible notes held by Sona or Sunrise at their election, for a repurchase price equal to the principal amount of such convertible notes plus accrued and unpaid interest thereon to, but excluding, the repurchase date, could adversely affect THIL’s liquidity position and the amount of cash that THIL has available to meet its liquidity requirements, execute its business strategy or for other purposes, which may in turn have a material adverse impact on the trading volatility and price of THIL’s securities. For more details on the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—Uncertainties with respect to Reference Period Payments and Issuer Release Amounts under the ESA could materially and adversely affect our liquidity position, our ability to operate our business and execute our business strategy, and the trading volatility and price of our securities” and “Item 3. Key Information—D. Risk Factors—Risks Related to THIL’s Business and Industry—Our convertible notes may impact our financial results, result in the dilution of our shareholders, adversely affect our liquidity, create downward pressure on the price of our securities, and restrict our ability to raise additional capital or take advantage of future opportunities.”

Committed Equity Facility

On March 11, 2022, THIL entered into an Ordinary Shares Purchase Agreement with CF Principal Investments LLC related to the Facility, which was amended on November 9, 2022 (the “Purchase Agreement”). Pursuant to and subject to the conditions set forth in the Purchase Agreement, beginning on the date on which the conditions to Cantor’s purchase obligation thereunder have been satisfied, including that a registration statement covering the resale by Cantor of the maximum number of ordinary shares issuable under the Purchase Agreement be declared effective by the SEC, THIL has the right from time to time at its option to direct Cantor to purchase its ordinary shares up to a maximum aggregate purchase price of $100.0 million (each such purchase, a “VWAP Purchase”), subject to certain limitations and conditions set forth in the Purchase Agreement. The per share purchase price of the ordinary shares that THIL elects to sell to Cantor in a VWAP Purchase pursuant to the Purchase Agreement, if any, will be equal to 97% of the VWAP of the ordinary shares during the applicable VWAP Purchase Period for such VWAP Purchase; accordingly, the purchase price per share that Cantor will pay for the ordinary shares purchased from THIL under the Purchase Agreement will fluctuate based on the market price of the ordinary shares at the time THIL elects to sell shares to Cantor. For example, assuming that the VWAP of THIL’s ordinary shares during the VWAP Purchase Period on a VWAP Purchase Date is $1.14 per share, which was the closing price of the ordinary shares on April 26, 2024, the purchase price per share that Cantor would pay for these ordinary shares would be approximately $1.11, and Cantor would profit on such shares if it were subsequently able to resell them for greater than $1.11 per share.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
	RMB	RMB	RMB	US$
Net cash used in operating activities	(244,966)	(286,929)	(196,130)	(27,624)
Net cash used in investing activities	(335,277)	(705,172)	59,999	8,451
Net cash provided by financing activities	797,997	827,160	80,833	11,385
Effect of foreign currency exchange rate changes on cash	(1,791)	13,181	19,807	2,789
Net increase (decrease) in cash	215,963	(151,760)	(35,491)	(4,999)
Cash at beginning of the year	174,874	390,837	239,077	33,673
Cash at end of the year	390,837	239,077	203,587	28,675

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was RMB196.1 million (US$27.6 million). The difference between our net loss of RMB872.9 million (US$122.9 million) and net cash used in operating activities for the year ended December 31, 2023 was primarily due to (i) an adjustment of RMB526.7 million in non-cash items, which primarily consisted of (a) depreciation and amortization expense of RMB165.9 million, (b) impairment losses of long-lived assets of RMB111.4 million,(c) changes in fair value of warrant liabilities of RMB84.0 million, (d) share-based payment expenses of RMB64.5 million, (e) changes in fair value of convertible notes of RMB58.3 million, (f) changes in fair value of Deferred Contingent consideration of RMB26.1 million (g) loss on disposal of property and equipment of RMB16.4 million, (h) other adjustment of RMB0.1 million due to provision for inventories write-down, unrealized foreign currency transaction loss, allowance for doubtful accounts and net off the changes in fair value of ESA derivative liabilities ; and (ii) net changes in operating assets and liabilities of RMB150.0 million, which primarily consisted of (a) an increase in accounts payable of RMB114.2 million due to the extension of payment terms, (b) an increase in other current liabilities of RMB31.8 million due to increased accrued payroll and employee-related costs, payable for other operating expenditures, and (c) other increase of RMB4.0 million in accounts receivable, inventories, prepaid expenses and other current assets, other non-current assets, amounts due to related parties, contract liabilities, other non-current liabilities, right-of-use asset and lease liabilities.

Net cash used in operating activities for the year ended December 31, 2022 was RMB286.9 million. The difference between our net loss of RMB744.7 million and net cash used in operating activities for the year ended December 31, 2022 was primarily due to (i) an adjustment of RMB374.4 million in non-cash items, which primarily consisted of (a) changes in fair value of ESA derivative liabilities of RMB186.6 million, (b) depreciation and amortization expense of RMB133.4 million, (c) share-based payment expenses RMB74.7 million, (d) other adjustment of RMB25.6 million due to loss on disposal of property and equipment, provision for inventories write-down, allowance for doubtful accounts, impairment losses of long-lived assets, unrealized foreign currency transaction loss, changes in fair value of convertible notes, offset by (e) RMB45.9 million in changes in fair value of convertible notes, excluding impact of instrument-specific credit risk; and (ii) net changes in operating assets and liabilities of RMB83.4 million, which primarily consisted of (a) an increase in accounts payable of RMB44.7 million in line with the expansion of our business, (b) an increase in other current liabilities of RMB35.0 million due to increased accrued payroll and employee-related costs, payable for other operating expenditures, and (c) other increase of RMB3.6 million in accounts receivable, inventories, prepaid expenses and other current assets, other non-current assets, amounts due to related parties, contract liabilities, other non-current liabilities, right-of-use asset and lease liabilities.

The 17.1% increase in net cash used in operating activities from RMB245.0 million in 2021 to RMB286.9 million in 2022 was mainly due to continuing rapid expansion of our business. Net cash used in operating activities for the year ended December 31, 2021 was RMB245.0 million. The difference between our net loss of RMB382.9 million and net cash used in operating activities for the year ended December 31, 2021 was primarily due to (i) an adjustment of RMB83.2 million in non-cash items, which primarily consisted of depreciation and amortization expense of RMB74.3 million and RMB5.6 million in changes in fair value of convertible notes, excluding impact of instrument-specific credit risk; and (ii) net changes in operating assets and liabilities of RMB54.7 million which primarily consisted of (a) an increase in accounts payable of RMB45.6 million in line with the expansion of our business, (b) an increase in other current liabilities of RMB69.5 million due to increased accrued payroll and employee-related costs, payable for other operating expenditures and (c) an increase in other non-current liabilities of RMB28.7 million due to an increase in accrued operating lease charges and deferred government subsidies, offset by (d) an increase in inventories of RMB31.2 million as we opened 245 new company owned and operated stores in 2021, (e) an increase in prepaid expenses and other current assets of RMB36.2 million due to increased prepaid rental expenses, marketing expenses and deductible input VAT credit; and (f) an increase in other non-current assets of RMB35.5 million due to increased long-term rental deposits. The 68.0% increase in net cash used in operating activities from RMB145.8 million in 2020 to RMB245.0 million in 2021 was mainly due to the rapid expansion of our store network nationwide.

Investing Activities

Net cash provided in investing activities for the year ended December 31, 2023 was RMB60.0 million (US$8.5 million), compared to net cash used in investing activities of RMB705.2 million for the year ended December 31, 2022, which primarily resulted from the Company purchased short-term investment due to ESA program in 2022 of RMB370.2 million and retrieved the short-term investment back in 2023 of RMB369.3 million.

Net cash used in investing activities for the year ended December 31, 2022 was RMB705.2 million, compared to RMB335.3 million for the year ended December 31, 2021, which primarily resulted from the investment of Collateral Account balance invested in U.S. treasury bonds ESA collateral account which the underlying assets are.

Net cash used in investing activities for the year ended December 31, 2021 was RMB335.3 million, compared to RMB144.7 million for the year ended December 31, 2020, which primarily resulted from the opening of 245 additional company owned and operated stores in 2021.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was RMB80.8 million (US$11.4 million), primarily attributable to proceeds from employee share option program of RMB1.4 million, net borrowing from bank of RMB126.9 million and proceeds from Popeyes acquisition of RMB206.7 million, while offset by payment to Shaolin for ESA transaction of RMB249.5 million and payment for warrant exchange offering cost RMB4.7 million

Net cash provided by financing activities for the year ended December 31, 2022 was RMB827.2 million, primarily attributable to net proceeds of RMB355.5 million from the ESA Investors, net proceeds of RMB316.4 million from the PIPE Investors, draw-down of bank loans in the amount of RMB707.6 million, partially offset by repayment of bank loans in the amount of RMB494.9 million and net offering costs related to the Business Combination and the PIPE transaction in the amount of RMB57.5 million.

Net cash provided by financing activities for the year ended December 31, 2021 was RMB798.0 million, primarily attributable to net proceeds of RMB312.1 million from the issuance of convertible notes, draw-down of bank loans in the amount of RMB204.0 million, and issuance of ordinary shares of RMB291.4 million, partially offset by payment for financing costs of RMB9.4 million in 2021.

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

C	Research and Development

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E	Critical Accounting Estimates

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

Options granted under THIL’s 2019 Share Option Scheme, which was amended and restated on the Closing Date in connection with the Business Combination (the “Scheme”), were measured at fair value as of the respective dates using the Binomial Option Pricing Model with the following assumptions:

	2021	2022	2023
Expected volatility	24.74% - 25.00%	25.00%	24.00%
Risk-free interest rate (per annum)	2.47% - 2.53%	2.50%-2.80%	5.02%
Exercise multiple	2.50 - 2.80	2.50-2.80	2.80
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of underlying unit (3.45 unit = 1 ordinary share)	$0.88 - $1.49	US$1.86	US$0.43-US$0.83

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

The Notes were measured at fair value using the Binomial Option Pricing Model.

As of December 31, 2023, the assumptions were as follow:

	Convertible notes
Expected volatility		22%
Risk-free interest rate (per annum)		4.00%
Expected dividend yield		0.00%
Fair value of the underlying ordinary share	US$	1.75
Bond yield		10.60%

The fair value of the Notes as of December 31, 2023 was estimated by management with the assistance of an independent valuation firm.

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

Deferred contingent consideration

Under the Share Purchase Agreement with Popeyes China, the Company is obligated to pay selling shareholders of Popeyes China an annual deferred contingent consideration (“DCC”), which is recorded as a non-current liability. The DCC is in the scope of ASC480 since it has a single, required settlement method. The instrument embodies an unconditional obligation that we must settle by issuing a variable number of its equity shares and, at inception, the monetary value of the obligation is based predominantly on variations in something other than the fair value of our ordinary shares. It is measured initially at fair value and subsequently at fair value, with changes in fair value recognized in earnings.

The fair value of the DCC as of December 31, 2023 was estimated by management with the assistance of an independent valuation firm using a combination of discounted cash flow model and the Black-Scholes model as the DCC is largely based on the estimated revenue of Popeyes restaurants. The cash flow forecast is based on management’s estimate of the number of Popeyes restaurants to be opened during the forecast period and the average revenue per restaurant, considering the restaurant opening targets set forth in the Popeyes MDA and the historical revenue of comparable restaurants. As of December 31, 2023, the key assumptions for the estimate were as follow:

Deferred contingent consideration
Risk-free interest rate (per annum)	4.20%
Expected dividend yield	0.00%
Discount rate	23.00%
Annual per store revenue growth rate	2.00%

The risk-free interest rate was estimated based on the yield on USD-denominated U.S. government bond with a similar maturity date as the risk-free-rate of Black-Scholes model. The expected dividend yield is zero as we have not declared or paid any cash dividends and do not intend to pay dividend before we become profitable. For more details, see Note 3 and Note 26 to our consolidated financial statements as of December 31, 2023.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Peter Yu	62	Chairman and Director
Yongchen Lu	46	Chief Executive Officer and Director
Dong Li	47	Chief Financial Officer
Gregory Armstrong	46	Director
Paul Hong	53	Director
Andrew Wehrley	46	Director
Meizi Zhu	39	Director
Eric Haibing Wu	51	Director
Rafael Odorizzi De Oliveira	39	Director
Derek Cheung	45	Director

Peter Yu. Mr. Yu has served as Chairman of our Board since May 2018. Mr. Yu is the Managing Partner and co-founder of Cartesian Capital Group, LLC. Mr. Yu currently serves on the boards of directors of several companies, including AlTi Global, Inc. Prior to founding Cartesian in 2006, he founded and served as President & CEO of AIG Capital Partners, Inc. (“AIGCP”). Under his leadership, AIGCP became a leading international private equity firm, with more than $4.5 billion in committed capital. Mr. Yu led numerous investments in several regions, and served as Chairman of the investment committee of eight AIGCP private equity funds. Prior to founding AIGCP in 1996, Mr. Yu served President Clinton as Director to the National Economic Council, the White House office, responsible for developing and coordinating economic policy. Prior to that, Mr. Yu served as a law clerk on the U.S. Supreme Court. Mr. Yu holds a Bachelor of Arts degree from Princeton University’s Woodrow Wilson School and J.D. degree from Harvard Law School, where he served as the President of the Harvard Law Review.

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

Dong Li. Mr. Li has served as our Chief Financial Officer since September 2021. Mr. Li has more than 20 years’ management experience in public accounting, investment banking, and corporate finance. Previously, from September 2019 to September 2021, Mr. Li served as the Chief Financial Officer of Ximalaya Inc., a non-music audio company operating in China, where he led multiple fundraising rounds and supervised the overall corporate governance, capital markets, investor relations and internal finance functions. Prior to that, from July 2017 to June 2019, Mr. Li was the Chief Financial Officer of OneSmart International Education Group Limited (NYSE: ONE), a K-12 education company operating in China, where he helped lead the company’s initial public offering on the New York Stock Exchange. Prior to that, he was also the Chief Financial Officer of Ecovacs Robotics Holdings Limited (SSE: 603486); worked in investment banking for Bank of America Merrill Lynch and ICBC International; and served in the auditing practice group for KPMG. Mr. Li is also an independent director at GreenTree Hospitality Group Ltd. (NYSE: GHG), Boqii Holding Limited (NYSE: BQ), Helens International Holdings Company Limited (HKEx: 09869), Logory Logistics Technology Co., Ltd. (HKEx: 02482), and ZJLD Group Inc (HKEx: 06979). Mr. Li holds a bachelor’s degree in accounting from School of Economics and Management at Tsinghua University and an MBA from the Kellogg School of Management at Northwestern University. Mr. Li is also a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

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

Andrew Wehrley. Mr. Wehrley has served as a member of our Board since February 2021. Mr. Wehrley currently serves as the Vice President, Strategic Partnerships at UPSIDE Foods, a leading cultivated meat company. Previously, Mr. Wehrley was a Principal at Cartesian from 2010 to 2023, and before that, a consultant at Bain & Company in South Africa and the United States, where he shaped international expansion strategies and reorganized operations for a variety of transnational clients. Prior to that, Mr. Wehrley served at Deutsche Bank and the Afghan Ministry of Commerce. Mr. Wehrley holds a bachelor’s degree from the University of California, Los Angeles, an MBA from the Kellogg School of Management at Northwestern University, and a Master of Public Administration from the Kennedy School at Harvard University.

Meizi Zhu. Ms. Zhu has served as a member of our Board since May 2020. Ms. Zhu currently serves as an Executive Director at Tencent Investment. Before joining Tencent Investment in 2015, Ms. Zhu was an Associate in A.T. Kearney (Shanghai) Management Consulting Co., Ltd., a consulting firm specialized in strategy projects in financial, auto and consumer industries, from September 2014 to August 2015. Ms. Zhu holds a bachelor’s degree in biotechnology from Zhejiang University and an MBA from Columbia Business School.

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

Derek Cheung. Mr. Cheung has served as a member of our Board since we have been a public company. He was previously the Chief Executive Officer and a director of Silver Crest Acquisition Corporation and has over 20 years of experience in private equity and investment banking. Since 2019, he has been a Managing Director at Ascendent Capital Partners, focused on global alternative investment opportunities. Previously, from 2013 to 2018, Mr. Cheung was the Chief Investment Officer at Verdant Capital Group Limited, managing a global portfolio of private equity, public equity and venture capital investments. Prior to that, from 2008 to 2013, Mr. Cheung was an executive director at D. E. Shaw & Co. Mr. Cheung started his career at Credit Suisse First Boston in New York, before joining J.P. Morgan in Hong Kong. Mr. Cheung received Bachelor of Science degrees in mathematics and economics from the Massachusetts Institute of Technology.

Other than Yongchen Lu, Dong Li, Meizi Zhu and Eric Haibing Wu, who are based in mainland China, and Derek Cheung, who is based in Hong Kong, none of THIL’s officers or directors are located in mainland China or Hong Kong.

B	Compensation

For the year ended December 31, 2023, we paid an aggregate of RMB6.18 million (US$0.87 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share-based Compensation

On March 19, 2019, the Board approved the 2019 Share Option Scheme to attract and retain key employees, which was amended and restated on the Closing Date in connection with the Business Combination. The maximum aggregate number of ordinary shares that may be issued under the Scheme is 14,486,152 (proportionally adjusted to reflect any share dividends, share splits, or similar transactions), of which 8,242,983 underlie outstanding options. The maximum aggregate number of ordinary shares that may be issued under the Scheme will be reduced by 2,128,595 if the number of company owned and operated stores store and franchise stores open and operating in mainland China, HKSAR and Macau (on or prior to August 31, 2023) is less than 495. Options under the plan will be granted in the form of individual unit, with each unit being equivalent to a fraction of an ordinary share equal to 14,486,152 divided by 50,000,000. The Company granted 7,194,000 units (equivalent to 2,084,268 ordinary shares), 1,666,000 units (equivalent to 482,666 ordinary shares) and 11,799,429 units (equivalent to 3,418,294 ordinary shares) to the employees or directors during the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 15,462,286 units (equivalent to 4,479,422 ordinary shares after share split) were exercisable.

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

The following table summarizes, as of December 31, 2023, the number of units of options granted and outstanding under the Scheme.

Name	Units Granted	Ordinary Shares Underlying Options	Exercise Price (US$/Unit)	Date of Grant	Date of Expiration
Yongchen Lu	5,000,000	1,448,500	–	2018-05-01	2028-05-01
	5,000,000	1,448,500	0.2	2018-05-01	2028-05-01
	2,500,000	724,250	0.6	2021-04-01	2031-04-01
	4,403,673	1,275,744	–	2023-06-05	2033-06-05
Dong Li	2,000,000	579,400	0.6	2021-09-06	2031-09-06
	7,255	2,102	1.2	2022-02-01	2032-02-01
	690,369	200,000	–	2023-06-05	2033-06-05
All directors and executive officers	19,601,297	5,678,496

C	Board Practices

Committees of the Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the Board and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Gregory Armstrong, Eric Haibing Wu and Derek Cheung, with Gregory Armstrong as the chair. The Board has determined that Gregory Armstrong, Eric Haibing Wu and Derek Cheung satisfy the “independence” requirements of Nasdaq. Derek Cheung qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Gregory Armstrong, Andrew Wehrley and Derek Cheung, with Gregory Armstrong as the chair. Gregory Armstrong, Andrew Wehrley and Derek Cheung satisfy the “independence” requirements of Nasdaq. The nominating and corporate governance committee assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or reelection to the Board or for appointment to fill any vacancy;

●	reviewing annually with the Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

The functions and powers of our Board include, among others:

●	convening shareholders’ annual general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Executive Officers

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. The Board is authorized to appoint persons to hold any office, including the offices set forth in the THIL Articles, as it deems appropriate.

Board Diversity Matrix

The table below sets forth the board diversity matrix of our board of directors as of the date of this Annual Report pursuant to Nasdaq’s Board Diversity Rule.

Board Diversity Matrix (as of December 31, 2023)

Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	0
Did Not Disclose Demographic Background	0

D	Employees

As of December 31, 2023, we had 2,367 full-time employees and 2,254 part-time employees. The following table sets forth the number of our full-time employees categorized by function.

	As of
	December 31, 2023
	Number	Percentage (%)
Operations	2,070	87.5
Sales and marketing	54	2.3
Research and innovation	9	0.4
Store development	84	3.5
Management and administration	150	6.3
Total	2,367	100.0

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

E	Share Ownership

The following table shows the beneficial ownership of our ordinary shares as of the date of this Annual Report by:

●	each person known by us to beneficially own more than 5% of the outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right. We have based percentage ownership in the table below on 165,917,880 ordinary shares outstanding as of the date of this Annual Report.

Name of Beneficial Owner	Number		Percentage (%)
5% or Greater Shareholders:
Pangaea Two Acquisition Holdings XXIIA Limited	57,002,004	(1)	34.3
Tencent Mobility Limited	19,879,010	(2)	12.0
HSG Growth VI Holdco D, Ltd.	14,503,032	(3)	8.7
Pangaea Three Acquisition Holdings IV, Limited	10,319,917	(4)	6.2
Directors and Executive Officers†:
Peter Yu	80,448,582	(5)	48.5
Yongchen Lu	*	(6)	*
Dong Li	-		-
Gregory Armstrong	-		-
Paul Hong	-		-
Andrew Wehrley	-		-
Meizi Zhu	-		-
Eric Haibing Wu	-		-
Rafael Odorizzi De Oliveira	-		-
Derek Cheung	*	(7)	*
All executive officers and directors as a group (ten persons)	82,465,332.00		49.7

†	Except as indicated otherwise below, the business address of our directors and executive officers is 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China.

*	Less than 1%.

(1)	Represents 57,002,004 ordinary shares held by XXIIA, a company incorporated under the laws of the United Kingdom, not including the Option Shares acquirable by Sona. XXIIA is controlled by Pangaea Two, LP. The general partner of Pangaea Two, LP is Pangaea Two GP, LP. The General Partner of Pangaea Two GP, LP is Pangaea Two Admin GP, LLC. Cartesian Capital Group, LLC is the sole and managing member of Pangaea Two Admin GP. Peter Yu is a managing member of Cartesian. The business address of XXIIA is at 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(2)	Represents 19,879,010 ordinary shares held by Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a wholly-owned subsidiary of Tencent Holdings Limited, as reported on Schedule 13G/A filed by Tencent Mobility Limited on February 1, 2024. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal business office of Tencent Mobility Limited and Tencent Holdings Limited is at 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.

(3)	Represents 14,503,032 ordinary shares held by HSG Growth VI Holdco D, Ltd., an exempted company incorporated under the laws of the Cayman Islands, as reported on Schedule 13G/A filed by HSG Growth VI Holdco D, Ltd on February 1, 2024. The sole shareholder of HSG Growth VI Holdco D, Ltd. Is Hongshan Capital Grwoth Fund VI, whose general partner is HSG Growth VI Management, L.P,, who general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is wholly owned by Mr. Neil Nanpeng Shen. The principal business office of HSG Growth VI Holdco D, Ltd. is at Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(4)	Represents 10,319,917 ordinary shares held by Holdings IV, an exempted company incorporated under the laws of the Cayman Islands. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. The business address of Holdings IV is 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(5)	Represents (i) 57,002,004 ordinary shares held by XXIIA (not including the Option Shares acquirable by Sona), (ii) 10,319,917 ordinary shares held by Holdings IV, (iii) 6,191,018 ordinary shares held by Pangaea Two Acquisition Holdings XXIII, Ltd., (iv) 4,759,477 Ordinary Shares held by Pangaea Two, LP, (v) 2,101,557 Ordinary Shares held by Pangaea Two Parallel, LP, (vi) 53,723 Ordinary Shares held by Pangaea Two Management, LP and (vii) 20,886 Ordinary Shares held by Pangaea Two GP, LP. XXIIA and Pangaea Two Acquisition Holdings XXIII, Ltd are controlled by Pangaea Two, LP. The general partner of Pangaea Two, LP and Pangaea Two Parallel, LP is Pangaea Two GP, LP. The general partner of Pangaea Two GP, LP and Pangaea Two Management, LP is Pangaea Two Admin GP, LLC. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian Capital Group, LLC is the sole and managing member of Pangaea Two Admin GP, LLC and Pangaea Three Global GP, LLC. The business address of the aforementioned entities is 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(6)	Represents ordinary shares held by L&L Tomorrow Holdings Limited, a British Virgin Islands company wholly owned by Mr. Yongchen Lu. The registered office of L&L Tomorrow Holdings Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents ordinary shares held directly by Derek Cheung.

F	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation.”

Transactions with Other Related Parties

Contractual Arrangements with THRI

In 2021, 2022 and 2023, THIL paid THRI and PLK continuing franchise fees in the amount of RMB15.6 million, RMB31.9 million and RMB52.2 million (US$7.4 million), respectively, and upfront fees in the amount of RMB24.3 million, RMB23.6 million and RMB27.8 million (US$3.9 million), respectively. In 2021, THIL provided consulting services to and collected fees from THRI of RMB0.4 million. The outstanding fees due to THRI and PLK were RMB10.4 million and RMB45.8 million (US$6.5 million) as of December 31, 2022 and 2023, respectively.

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

Amended and Restated Company Franchise Agreements

On March 31, 2018, THRI, THHK and certain PRC Subsidiaries of THIL (the “Franchisees”) entered into a company franchise agreement, which was amended and restated on June 11, 2018 and further amended and restated on August 13, 2021 (the “A&R PRC CFA”). Pursuant to the A&R PRC CFA, THRI granted the Franchisees and approved subsidiaries a non-exclusive license to operate Tim Hortons restaurant in mainland China for a term of five to 20 years, subject to renewal and early termination. The A&R PRC CFA also (i) sets forth the operational standards, requirements and procedures of Tim Hortons restaurants, obligates the Franchisees to report its total restaurant sales, ticket count and comparative sales reports on a daily, weekly and monthly basis and other operating data and financial statements periodically, and (ii) gives THRI inspection and audit rights. THRI may terminate the A&R PRC CFA unilaterally under certain circumstances, including material breach by any Franchisee of its obligations under the A&R PRC CFA, subject to the applicable cure period.

On June 11, 2018. THRI and THHK entered into another company franchise agreement, which was amended and restated on August 13, 2021 (the “A&R HK CFA”), on substantially the same terms as the A&R PRC CFA. Pursuant to the A&R HK CFA, THHK and its approved subsidiaries have a non-exclusive license to operate Tim Hortons restaurant in Hong Kong and Macau for a term of five to 20 years.

Other Related Party Transactions

In 2021, 2022 and 2023, THIL purchased coffee beans from TDL Group Corp., an affiliate of THRI, in the amount of RMB28.2 million, RMB49.1 million and RMB63.4 million (US$8.9 million), respectively. As of December 31, 2022 and 2023, RMB9.7 million and RMB4.0 million (US$0.6 million) due to TDL Group Corp was outstanding.

On December 2, 2021, Tim Hortons China entered into a Business Cooperation Agreement with Pangaea Data Tech (Shanghai) Co., Ltd., which is held 25% by Cartesian Capital Management, LLC, a wholly owned subsidiary of Cartesian Capital Group, LLC and 75% by Peng Zhang, an individual affiliated with Cartesian Capital Management, LLC. In 2021, 2022 and 2023, THIL incurred service fees due to Pangaea Data Tech (Shanghai) Co., Ltd. of nil, RMB7.2 million and RMB8.8 million (US$1.2 million), respectively. As of December 31, 2022 and 2023, RMB1.5 million and RMB2.2 million (US$0.3 million) due to Pangaea Data Tech (Shanghai) Co., Ltd. was outstanding.

In 2022, Cartesian paid travel and entertainment expenses relating to the Company’s directors on behalf of the Company in the amount of RMB1.9 million (US$268 thousand). As of December 31, 2023, RMB0.9 million (US$0.1 million) due to Cartesian was outstanding.

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

On March 30, 2023, THIL entered into the Share Purchase Agreement with Holdings IV, Popeyes China and PLK APAC Pte. Ltd. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of d Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. Pursuant to the Share Purchase Agreement, THIL issued 10,319,917 ordinary shares to Holdings IV and 1,146,657 ordinary shares to PLK APAC Pte. Ltd. As part of the consideration, the Company is obligated to pay Deferred Contingent Consideration. For more details on the Share Purchase Agreement, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Share Purchase Agreement and Popeyes MDA” and Note 3 to the Company’s historical consolidated financial statements included elsewhere in this Annual Report.

C	Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information

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

B	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9 THE OFFER AND LISTING

A	Offering and Listing Details

Our ordinary shares have been listed on Nasdaq since September 29, 2022 under the symbol “THCH.”.

B	Plan of Distribution

Not applicable.

C	Markets

See “—A. Offer and Listing Details.”

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A	Share Capital

Not applicable.

B	Memorandum and Articles of Association

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

Warrants

As previously disclosed, we completed an exchange offer relating to our outstanding warrants (the “Offer”) on June 14, 2023. Each warrant that was outstanding upon the closing of the Offer was exchanged for 0.216 ordinary shares of the Company per warrant on June 27, 2023 (the “Post-Offer Exchange”). Pursuant to the Offer and the Post-Offer Exchange, we issued an aggregate of 5,419,744 ordinary shares in exchange for all of our outstanding warrants, increasing the number of ordinary shares outstanding from 160,348,112 to 165,767,856. As a result of the completion of the Offer and the Post-Offer Exchange, no warrants remain outstanding. The Public Warrants have been delisted upon completion of the Post-Offer Exchange. Our ordinary shares will continue to be listed and trade on the Nasdaq under the symbol “THCH.” The purpose of the Offer was to simplify our capital structure and reduce the potential dilutive impact of the warrants.

C	Material Contracts

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

Equity Support Agreement

For a detailed description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Support Agreement.”

Committed Equity Facility

For a detailed description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Committed Equity Facility.”

Share Purchase Agreement and Popeyes MDA

For a detailed description, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Share Purchase Agreement and Popeyes MDA.”

D	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters.”

E	Taxation

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

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have received an undertaking from the Governor in Cabinet of the Cayman Islands in substantially the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law the following undertaking is given to

TH International Limited “the Company”

(a) That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i) on or in respect of the shares, debentures or other obligations of the Company; or

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

This discussion applies only to a U.S. Holder (as defined below) that holds our ordinary shares and warrants as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	controlled foreign corporations;

●	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities whose interests are held by qualified foreign pension funds;

●	dealers, brokers or traders in securities, commodities or foreign currencies;

●	persons that use or are required to use a mark-to-market method of accounting;

●	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	individual retirement accounts and Roth IRAs;

●	S corporations;

●	PFICs or their stockholders;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ordinary shares or warrants as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own ordinary shares or warrants representing 5% or more of our total voting power or value;

●	persons who acquired ordinary shares or warrants pursuant to the exercise of an employee stock option or otherwise as compensation;

●	persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares or warrants as a result of such income being recognized on an applicable financial statement;

●	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax; or

●	non-U.S. Holders.

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or arrangements or persons that hold our ordinary shares or warrants through such entities. If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares or warrants, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership or partner in a partnership holding our ordinary shares or warrants should consult its own tax advisors regarding the tax consequences of investing in and holding our ordinary shares or warrants.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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

The rules relating to the determination of the foreign tax credit are complex and United States. Holders should consult their own tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Constructive Dividends on our Ordinary Shares or Warrants

If the exercise price of our warrants is adjusted in certain circumstances (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of our ordinary shares or warrants. Any such constructive dividend will be taxable generally as described above under “—Dividends and Other Distributions on our Ordinary Shares.” Generally, a U.S. Holder’s tax basis in our ordinary shares or warrants will be increased to the extent of any such constructive dividend. U.S. Holders should consult their own tax advisers regarding the proper United States federal income tax treatment of any adjustments to (or failure to adjust, or adjust adequately) the exercise price of the warrants.

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

Any gain or loss that a U.S. Holder recognizes on a disposition of our ordinary shares or warrants generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ordinary shares or warrants, then a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your own tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder will generally not recognize gain or loss upon the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash will generally have a tax basis equal to the United States Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant.

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

Due to the absence of authority on the United States federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of our Securities.”

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

Based on the composition of our income, assets and operations and our subsidiaries, we do not believe we are treated as a PFIC for the 2023 taxable year. However, whether we or any of our subsidiaries are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of the ordinary shares how quickly we use liquid assets and cash may influence whether we or any of our subsidiaries are treated as PFIC. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ordinary shares, and the proceeds from the sale or exchange of our ordinary shares, that are paid to U.S. Holders within the United States (and in certain cases, outside the United States), unless such U.S. Holder furnish a correct taxpayer identification number and makes any other required certification (generally on the IRS Form W-9) or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against a U.S. Holder’s United States federal income tax liability, and such holder may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if such holder files an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ordinary shares as is necessary to identify the class or issue of which our ordinary shares are a part. These requirements are subject to exceptions, including an exception for ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed (i) US $50,000 on the last day of the taxable year or (ii) US $75,000 at any time during the taxable year. U.S. Holders should consult their own tax advisors regarding the application of these information reporting rules.

F	Dividends and Paying Agents

Not applicable.

G	Statement by Experts

Not applicable.

H	Documents on Display

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

I	Subsidiary Information

Not applicable.

J	Annual Report to Security Holders

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Our principal activities are carried out in PRC and our transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must be processed through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the Peoples’ Bank of China, which are determined largely by supply and demand. We do not expect that there will be any significant currency risk during the reporting periods. A 5% depreciation of U.S. dollars against Renminbi may increase comprehensive loss and shareholders’ equity by RMB4.5 million, RMB4.1 million and RMB24.4 million (US$3.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Concentration of Credit Risk

Our credit risk primarily arises from cash, prepaid expenses and other current assets and accounts receivable. Bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Hong Kong are insured by the government authorities up to RMB500,000 and HKD500,000, respectively. Total bank deposits are insured by the government authority with amounts up to RMB7.3 million, RMB11.6 million and RMB17.2 million (US$2.4 million) as of December 31, 2021, 2022 and 2023, respectively.

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

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon the evaluation, due to the two material weaknesses described below as of December 31, 2023, our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this Annual Report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this Annual Report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2023. The material weaknesses identified relate to (i) the Company inadequate competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the Company has inadequate period end financial closing policies and procedures to implement and effectively operate key controls over period end financial closing process for preparation of consolidated financial statements, including disclosures, in accordance with U.S. GAAP and relevant SEC financial reporting requirements.

To develop and implement a sound controls and procedures regarding the two material weaknesses, we have hired a Chief Financial Officer with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC. We also plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, especially on complex U.S. GAAP accounting issues and related disclosures, (iii) enhancing U.S. GAAP accounting policies, procedures manual and management functions, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements, and (v) engaging extend specialists and consultants to improve processes and system designs and monitoring controls over period-end financial closing procedures..

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. At the time of this Annual Report, these material weaknesses have not been remediated.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Derek, Cheung qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC. Mr. Cheung meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations.

ITEM 16B CODE OF ETHICS

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

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2023, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
Audit fees	7,500,000	8,830,000	$1,243,679
Audit-related fees	-	185,000	$26,057
Tax fees	-	-	-
All other fees	-	-	-
Total	7,500,000	9,015,000	$1,269,736

Audit Fees

Audit fees for the year ended December 31, 2023 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory, regulatory filings and registration statements or engagements and the audited and unaudited financial statements included in our Registration Statement on Forms F-4.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

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

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

Not applicable.

ITEM 16K CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our mobile applications, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have formed a data management team, consisting of our head of IT and our general counsel, to oversee and manage cybersecurity related matters and formulate policies as necessary. Our current head of IT, Rui Pang, has over 11 years of experience in cybersecurity risk management. Our data management team reports to our nominating and corporate governance committee on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our data management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our data management committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our nominating and corporate governance committee will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our data management committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee before it is disseminated to the public.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of TH International Limited are included at the end of this Annual Report.

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of TH International Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
2.1*	Description of Securities of the Registrant
2.2	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
2.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
2.4	Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
2.5	Amendment No. 1 to Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on June 12, 2023)
2.6	Indenture between TH International Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022)
4.1	Agreement and Plan of Merger, dated as of August 13, 2021, by and among TH International Limited, Miami Swan Ltd and Silver Crest Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on January 31, 2022)
4.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of March 9, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.4	Amendment No. 3 to Agreement and Plan of Merger, dated as of June 27, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on June 27, 2022)
4.5	Amendment No. 4 to Agreement and Plan of Merger, dated as of August 30, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on August 30, 2022)
4.6	Registration Rights Agreement by and among the TH International Limited, Silver Crest Management LLC and certain shareholders of TH International Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.7	Lock-Up and Support Agreement, dated as of August 13, 2021, by and among TH International Limited, Silver Crest Acquisition Corporation and the shareholders of TH International Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)

4.8	Sponsor Lock-Up Agreement, dated as of August 13, 2021, by and between TH International Limited and Silver Crest Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.9	Voting and Support Agreement, dated as of August 13, 2021, made by and among TH International Limited, Silver Crest Acquisition Corporation and Silver Crest Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.10	Amendment No. 1 to Voting and Support Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.11+	Amended and Restated Share Incentive Plan of TH International Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on March 28, 2022)
4.13	Amended and Restated Master Development Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.14	Amendment No. 1 to Amended and Restated Master Development Agreement, dated as of September 28, 2022, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.15	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited, Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (China) Holdings Co. Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd. and Tim Coffee (Shenzhen) Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.16	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and between Tim Hortons Restaurants International GmbH and TH Hong Kong International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.17	Business Cooperation Agreement between Pangaea Data Tech (Shanghai) Co., Ltd and Tim Hortons (China) Holdings Co., Ltd., dated December 2, 2021 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022)
4.18	Convertible Note Purchase Agreement among TH International Limited, Sona Credit Master Fund Limited and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.19	Convertible Note Purchase Agreement among TH International Limited, Sunrise Partners Limited Partnership and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)

4.20	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.21	Ordinary Share Purchase Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022)
4.22	Amendment No. 1 to Ordinary Share Purchase Agreement, dated November 9, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.23	Registration Rights Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022)
4.24	Equity Support Agreement, dated March 8, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.25	Amendment No. 1 to Equity Support Agreement, dated July 28, 2022 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.26	Amendment No. 2 to Equity Support Agreement, dated December 27, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on December 28, 2022)
4.27	Pledge and Security Agreement, dated May 25, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on June 8, 2022)
4.28	Control Agreement, dated June 13, 2022(incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.29	Option Agreement by and between TH International Limited, Pangaea Two Acquisition Holdings XXIIB Limited and Pangaea Two Acquisition Holdings XXIIA Limited and Sona Credit Master Fund Limited, dated September 28, 2022 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.30	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on March 30, 2023)
4.31	Amended and Restated Master Development Agreement, dated March 30, 2023, by and among PLK APAC Pte. Ltd., PLKC HK International Limited, PLKC International Limited and TH International Limited (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on April 28, 2023)
8.1*	List of subsidiaries
11	Code of Ethics (incorporated by reference to Exhibit 11 to the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on April 28, 2023)
12.1*	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report.

+	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TH International Limited

By:	/s/ Yongchen Lu
Name:	Yongchen Lu
Title:	Chief Executive Officer and Director

Date: April 30, 2024

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
TH International Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TH International Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2022 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), as amended.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred recurring losses and had net operating cash outflow, net current liabilities, and accumulated losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Shanghai, China
April 30, 2024

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Expressed in Renminbi Yuan)

	Note	December 31, 2023	December 31, 2022
		RMB	RMB

ASSETS
Current assets
Cash and cash equivalents	4	203,586,692	239,077,430
Time deposits	4	17,165,400	-
Short-term investments	5	-	372,375,701
Accounts receivable, net	6	27,561,509	5,617,195
Inventories	7	50,718,849	71,467,517
Prepaid expenses and other current assets	8	159,587,212	108,274,731
Total current assets		458,619,662	796,812,574
Non-current assets
Property and equipment, net	9	691,875,923	720,035,970
Intangible assets, net	10	147,448,242	96,018,313
Operating lease right-of-use assets	15	849,079,096	946,872,784
Other non-current assets	11	68,415,741	82,270,359
Total non-current assets		1,756,819,002	1,845,197,426
Total assets		2,215,438,664	2,642,010,000

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Bank borrowings, current	12	538,232,521	407,807,493
Accounts payable		224,849,282	105,673,391
Contract liabilities	13	40,714,834	22,122,305
Amount due to related parties	27	53,004,208	22,484,963
Operating lease liabilities	15	200,877,880	180,468,426
Derivative financial liabilities	16	-	269,251,436
Other current liabilities	17	338,153,970	310,454,355
Total current liabilities		1,395,832,695	1,318,262,369
Non-current liabilities
Bank borrowings, non-current	12	5,266,370	8,800,016
Contract liabilities	13	5,271,661	3,311,176
Amount due to related parties	27	94,199,910	-
Operating lease liabilities	15	707,688,605	820,248,803
Derivative financial liabilities	16	-	19,083,004
Convertible notes, at fair value	18	420,712,380	354,080,264
Other non-current liabilities	19	8,896,258	7,919,952
Total non-current liabilities		1,242,035,184	1,213,443,215
Total liabilities		2,637,867,879	2,531,705,584
Commitments and contingencies	14

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

(Expressed in Renminbi Yuan)

Shareholders’ (deficit) equity
Ordinary shares (US$0.00000939586994067732 par value, 500,000,000 shares authorized, 166,217,880 shares and 158,248,149 shares issued and outstanding as of December 31, 2023, respectively, 149,181,538 shares and 140,938,555 shares issued and outstanding as of December 31, 2022, respectively)	24	9,733	8,616
Additional paid-in capital		1,807,715,296	1,472,014,651
Accumulated losses		(2,256,423,775)	(1,380,173,392)
Accumulated other comprehensive income		21,491,865	17,000,825
Treasury shares (7,969,731 and 8,242,983 ordinary shares as of December 31, 2023 and 2022, respectively)	24	-	-
Total (deficit) equity attributable to shareholders of the Company		(427,206,881)	108,850,700
Non-controlling interests		4,777,666	1,453,716
Total shareholders’ (deficit) equity		(422,429,215)	110,304,416

Total liabilities and shareholders’ (deficit) equity		2,215,438,664	2,642,010,000

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2023	2022	2021
		RMB	RMB	RMB
Revenues
Company owned and operated stores		1,405,401,977	938,096,823	617,226,090
Other revenues (including other revenues from transactions with a related party of nil, nil and RMB428,148 for the years ended December 31, 2023, 2022 and 2021, respectively)		170,378,203	72,966,943	26,145,859
Total revenues	20	1,575,780,180	1,011,063,766	643,371,949

Costs and expenses, net
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB72,109,353, RMB36,862,860 and RMB19,521,561 for the years ended December 31, 2023, 2022 and 2021, respectively)		493,198,386	314,550,334	207,947,581
Store rental expenses		295,757,362	236,838,444	148,152,234
Payroll and employee benefits		310,719,408	268,857,299	199,329,992
Delivery costs		116,959,484	73,615,391	38,604,864
Other operating expenses (including service fee from transactions with a related party of RMB998,515, RMB550,000, and nil for the years ended December 31, 2023, 2022 and 2021, respectively)		121,416,808	107,769,989	99,104,765
Store depreciation and amortization		139,611,799	118,658,800	62,678,633
Company owned and operated store costs and expenses		1,477,663,247	1,120,290,257	755,818,069
Costs of other revenues		149,692,427	48,554,641	16,731,187
Marketing expenses		102,184,771	81,017,100	50,316,856
General and administrative expenses (including general and administrative expenses from transactions with a related party of nil, RMB1,845,960 and nil for the years ended December 31, 2023, 2022 and 2021, respectively)		343,622,128	289,544,688	174,962,876
Franchise and royalty expenses (including franchise and royalty expenses from transactions with related parties of RMB52,186,184, RMB31,882,569 and RMB15,576,324 for the years ended December 31, 2023, 2022 and 2021, respectively)		58,948,522	35,595,253	18,800,024
Other operating costs and expenses		28,872,217	8,340,034	2,134,905
Loss on disposal of property and equipment		16,404,477	8,835,137	1,546,122
Impairment losses of long-lived assets	9	111,426,961	7,222,765	1,001,880
Other income	21	(11,851,841)	(7,152,455)	(3,475,871)
Total costs and expenses, net		2,276,962,909	1,592,247,420	1,017,836,048

Operating loss		(701,182,729)	(581,183,654)	(374,464,099)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations (continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2023	2022	2021
		RMB	RMB	RMB
Interest income		14,249,793	2,703,219	315,550
Interest expenses		(20,425,644)	(14,804,002)	(1,901,653)
Foreign currency transaction loss		(16,771,124)	(6,275,369)	(1,301,963)
Changes in fair value of Deferred Contingent consideration	26	(26,106,460)	-	-
Changes in fair value of convertible notes	26	(58,280,908)	(4,493,605)	(5,577,001)
Changes in fair value of warrant liabilities	26	(83,966,126)	45,903,468	-
Changes in fair value of ESA derivative liabilities	26	19,654,006	(186,598,308)	-

Loss before income taxes		(872,829,192)	(744,748,251)	(382,929,166)

Income tax expenses	23	(97,241)	-	-

Net loss		(872,926,433)	(744,748,251)	(382,929,166)

Less: Net (income) loss attributable to non-controlling interests		(3,323,950)	2,103,019	1,208,147
Net loss attributable to shareholders of the Company		(876,250,383)	(742,645,232)	(381,721,019)
Basic and diluted loss per ordinary share	25	(5.68)	(5.80)	(3.14)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2023	2022	2021
		RMB	RMB	RMB
Net loss		(872,926,433)	(744,748,251)	(382,929,166)

Other comprehensive income (loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		(2,116,740)	(1,520,393)	(548,029)
Unrealized gain on short-term investment, net of nil income taxes		3,584,872	2,133,528	-
Amounts reclassified from accumulated other comprehensive income		(5,718,400)	-	-
Foreign currency translation adjustment, net of nil income taxes		8,741,308	(19,356,001)	(2,889,641)

Total comprehensive loss		(868,435,393)	(763,491,117)	(386,366,836)

Less: Comprehensive loss (income) attributable to non-controlling interests		(3,323,950)	2,103,019	1,208,147
Comprehensive loss attributable to shareholders of the Company		(871,759,343)	(761,388,098)	(385,158,689)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Renminbi Yuan)

		Ordinary shares						Accumulated	Total equity attributable to
	Note	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Subscription receivables	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		108,026,187	6,513	644,906,635	-	-	(255,807,141)	39,181,361	428,287,368	4,764,882	433,052,250
Net loss		-	-	-	-	-	(381,721,019)	-	(381,721,019)	(1,208,147)	(382,929,166)
Fair value changes of convertible notes due to instrument-specific credit risk		-	-	-	-	-	-	(548,029)	(548,029)	-	(548,029)
Foreign currency translation adjustment		-	-	-	-	-	-	(2,889,641)	(2,889,641)	-	(2,889,641)

Issuance of shares	24	16,167,742	984	292,408,638	-	-	-	-	292,409,622	-	292,409,622

Balance at December 31, 2021		124,193,929	7,497	937,315,273		-	(637,528,160)	35,743,691	335,538,301	3,556,735	339,095,036

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Renminbi Yuan)

		Ordinary shares					Accumulated	Total equity attributable to
	Note	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022		124,193,929	7,497	937,315,273	-	(637,528,160)	35,743,691	335,538,301	3,556,735	339,095,036

Net loss		-	-	-	-	(742,645,232)	-	(742,645,232)	(2,103,019)	(744,748,251)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	(1,520,393)	(1,520,393)	-	(1,520,393)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	(19,356,001)	(19,356,001)	-	(19,356,001)
Unrealized gain on short-term investment, net of nil income taxes		-	-	-	-	-	2,133,528	2,133,528	-	2,133,528
Issuance of shares to L&L Tomorrow Holdings Limited	24	174,544	11	9,964,474			-	9,964,485	-	9,964,485
Issuance of shares to THC Hope IB Limited	24	8,242,983	-	-	-	-	-	-	-	-
Transaction cost of Merger and PIPE Transactions	24	-	-	(85,728,299)	-	-	-	(85,728,299)	-	(85,728,299)
Equity financing through Merger Transaction	24	5,693,636	380	(37,625,574)	-	-	-	(37,625,194)	-	(37,625,194)
Equity financing through PIPE Transaction	24	5,050,000	338	312,871,174	-	-	-	312,871,512	-	312,871,512
Equity financing through ESA Transaction	24	5,000,000	334	267,361,986	-	-	-	267,362,320	-	267,362,320
Capital contribution from shareholders		-	-	1,777,675	-	-	-	1,777,675	-	1,777,675
Share-based compensation	22	-	-	44,421,298	-	-	-	44,421,298	-	44,421,298
Issuance of shares to Cantor	24	826,446	56	21,656,644	-	-	-	21,656,700	-	21,656,700

Balance at December 31, 2022		149,181,538	8,616	1,472,014,651	-	(1,380,173,392)	17,000,825	108,850,700	1,453,716	110,304,416

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Renminbi Yuan)

		Ordinary shares					Accumulated	Total equity (deficit) attributable to		Total
	Note	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	shareholders’ equity (deficit)
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		149,181,538	8,616	1,472,014,651	-	(1,380,173,392)	17,000,825	108,850,700	1,453,716	110,304,416

Net loss		-	-	-	-	(876,250,383)	-	(876,250,383)	3,323,950	(872,926,433)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	(2,116,740)	(2,116,740)	-	(2,116,740)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	8,741,308	8,741,308	-	8,741,308
Unrealized gain on short-term investment, net of nil income taxes		-	-	-	-	-	3,584,872	3,584,872	-	3,584,872
Amounts reclassified from accumulated other comprehensive income		-	-	-	-	-	(5,718,400)	(5,718,400)	-	(5,718,400)
Issuance of shares to L&L Tomorrow Holdings Limited	24	150,024	10	1,928,074	-	-	-	1,928,084	-	1,928,084
Decrease of transaction cost of Merger and PIPE Transactions		-	-	1,386,708	-	-	-	1,386,708	-	1,386,708
Transaction cost of equity financing through ESA		-	-	(4,657,323)	-	-	-	(4,657,323)		(4,657,323)
Share-based compensation	22	-	-	62,548,907	-	-	-	62,548,907	-	62,548,907
Exchange of Public and Private warrants	16	5,419,744	365	105,931,016	-	-	-	105,931,381	-	105,931,381
Popeyes Transaction	3	11,466,574	742	167,151,137	-	-	-	167,151,879	-	167,151,879
Exercise of equity-settled share-based payments	24	-	-	1,412,126	-	-	-	1,412,126	-	1,412,126

Balance at December 31, 2023		166,217,880	9,733	1,807,715,296	-	(2,256,423,775)	21,491,865	(427,206,881)	4,777,666	(422,429,215)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Expressed in Renminbi Yuan)

	For the Years Ended December 31,
	2023	2022	2021
	RMB	RMB	RMB
Cash flow from operating activities:
Net loss	(872,926,433)	(744,748,251)	(382,929,166)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	165,904,572	133,402,504	74,276,142
Loss on disposal of property and equipment	16,404,477	8,835,137	1,546,122
Loss on disposal of intangible assets	646,162	-	-
Provision for Inventories write-down	11,589,111	387,999	-
Allowance for doubtful accounts	2,602,855	2,356,034	-
Impairment losses of long-lived assets	111,426,961	7,222,765	1,001,880
Share-based payment expenses	64,476,991	74,686,711	-
Unrealized foreign currency transaction loss	4,966,290	2,369,080	827,068
Changes in fair value of Deferred Contingent consideration	26,106,460	-	-
Changes in fair value of convertible notes	58,280,908	4,493,605	5,577,001
Changes in fair value of warrant liabilities	83,966,126	(45,903,468)	-
Changes in fair value of ESA derivative liabilities	(19,654,006)	186,598,308	-

Changes in operating assets and liabilities:
Accounts receivable	(24,547,169)	1,844,063	(1,839,140)
Inventories	9,159,557	(29,376,113)	(31,174,705)
Prepaid expenses and other current assets	(51,312,481)	16,088,529	(36,203,431)
Other non-current assets	13,854,618	(14,959,136)	(35,499,307)
Accounts payable	114,209,601	44,720,900	45,555,721
Amounts due to related parties	29,779,882	8,411,048	4,083,764
Contract liabilities	20,553,014	10,333,684	11,705,026
Other current liabilities	31,763,373	35,009,222	69,469,317
Other non-current liabilities	976,306	(39,247,754)	28,637,700
Right-of-use assets and lease liabilities	5,642,944	50,546,769	-
Net cash used in operating activities	(196,129,881)	(286,928,364)	(244,966,008)

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(292,404,840)	(334,930,178)	(335,318,355)
Purchase of short-term investments	-	(370,242,173)	-
Purchase of time deposits	(17,165,400)	-	-
Proceeds from disposal of property and equipment	271,437	-	41,000
Proceeds from disposal of short-term investments	369,297,715	-	-
Net cash generate from/(used in) investing activities	59,998,912	(705,172,351)	(335,277,355)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

(Expressed in Renminbi Yuan)

	For the Years Ended December 31,
	2023	2022	2021
	RMB	RMB	RMB
Cash flows from financing activities:
Proceeds from convertible notes	-	-	312,092,172
Proceeds from bank borrowings	1,003,893,914	707,579,122	209,258,775
Repayment of bank borrowings	(877,002,532)	(494,930,388)	(5,300,000)
Payment of offering costs	(4,657,323)	(81,688,831)	(9,310,208)
Proceeds from Merger Transaction	-	24,237,896	-
Proceeds from equity financing through PIPE Transaction	-	316,426,861	-
Proceeds from equity financing through ESA Transaction	-	355,535,000	-
Payment for issuance costs of ordinary shares	-	-	(136,000)
Proceeds from issuance of ordinary shares	-	-	291,393,000
Payments to Shaolin Capital Management LLC due to ESA Transaction	(249,470,932)	-	-
Proceed from exercise of employee share option	1,412,126
Proceeds from financing through Popeyes Transaction	206,658,000	-	-
Net cash provided by financing activities	80,833,253	827,159,660	797,997,739

Effect of foreign currency exchange rate changes on cash and cash equivalents	19,806,978	13,181,099	(1,790,729)

Net increase (decrease) in cash and cash equivalents	(35,490,738)	(151,759,956)	215,963,647
Cash and cash equivalents at beginning of the year	239,077,430	390,837,386	174,873,739
Cash and cash equivalents at end of the year	203,586,692	239,077,430	390,837,386

Supplemental disclosure of cash flow information:
Interest expenses paid	20,048,704	13,678,165	1,481,293

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment with unpaid costs accrued within other current liabilities	136,476,992	139,578,631	172,981,034
Exchange of Public and Private warrants by issuance of ordinary shares	105,931,381	-	-

Issuance of ordinary shares to settle bonus	-	1,355,772	1,016,622
Accrued offering costs	-	4,039,468	9,164,827

Details of non-cash items of investing and financing activities relevant to the acquisition of Intangible assets and settlement of Deferred Contingent Consideration under the Popeyes Transaction are disclosed in Note 3.

See Accompanying Notes to Consolidated Financial Statement

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

On March 30, 2023, the Company acquired the exclusive franchise right authorized by PLK APAC Pte. Ltd. (“PLK”) (Note 3) which is a subsidiary of the THRI, and is authorized to develop and operate stores branded “Popeyes” throughout the Chinese Mainland and Macau.

The first Tim Hortons store and Popeyes store in Chinese Mainland opened in February 2019 and August 2023, respectively. As of December 31, 2023, there were 912 Tim Hortons stores and 10 Popeyes in PRC, respectively, including 629 Company owned and operated stores and 291 franchised stores. Among the 629 Company owned and operated stores, 212 stores are in Shanghai, 83 stores in Beijing, 56 stores in Hangzhou, 29 stores in Shenzhen, 26 stores in Nanjing, 25 stores in Wuhan, 24 stores in Guangzhou and other 155 stores in Chengdu, Xi’an, Chongqing, Tianjin, Suzhou, Ningbo, Dalian, etc.

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

Upon the consummation of the Merger Transaction, the Company also completed the following financing transactions:

(i) The Company issued 5,050,000 ordinary shares and 1,200,000 Warrants (the “PIPE Warrants,” and collectively with the Public Warrants and the Sponsor Warrants, the “Warrants”) to a number of investors (the “PIPE Investors”) for a total consideration of US$44,500,100 (the “PIPE Transaction”). The Company received gross proceeds of US$44,500,100 (equivalent to RMB316,426,861) on September 29, 2022. The proceeds were allocated between PIPE Warrants and ordinary shares by using residual method. PIPE Warrants were recognized at fair value on September 28, 2022 and the difference between total proceeds and fair value of PIPE Warrants was allocated to ordinary shares. PIPE Warrants were accounted for as liabilities and measured at fair value in accordance with ASC 815, with fair value changes recognized in the Consolidated Statement of Operations (See Note 16).

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

2.	Merger Transaction and Related Financing Transactions (continued)

(ii) The Company issued 5,000,000 ordinary shares to Shaolin Capital Partners Master Fund Ltd, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (collectively, “ESA Investors”) pursuant to Equity Support Agreement (“ESA Agreement”) entered into on March 8, 2022 and as amended on July 28, 2022, concurrently with receipt of the subscription price of US$50,000,000 (equivalent to RMB355,535,000) paid by the ESA investors, which were deposited into a collateral account established in the name of the Company (the “ESA Transaction”). The Company is unable to withdraw or transfer the cash in the collateral account without consent from Shaolin Capital Management LLC (“Shaolin”). Before issuance of 5,000,000 ordinary Shares to ESA Investors and receipt of subscription price of US$50,000,000, the Company made payment of US$3,166,667 in cash as deposits to the collateral account. The cash and related interest income in the collateral account will be released to the Company and ESA Investors within 245 calendar days after the Closing Date in accordance with the mechanism set out in ESA Agreement (see Note 16). The Company incurred and paid offering cost of US$650,000 (equivalent to RMB4,621,955) in connection with this transaction which was recognized in general and administrative expenses for the year ended December 31, 2022.

(iii) The Company is obligated to issue to CF Principal Investment LLC (“Cantor”) a number of ordinary shares equal to the quotient obtained by dividing (1) US$3,000,000 and (2) the fair market value of the ordinary shares (“Commitment Shares”) pursuant to Ordinary Share Purchase Agreement entered into between the Company and Cantor (also see Note 24). In accordance with such agreement, based on the Company’s notification from time to time, Cantor will purchase from the Company with per share purchase price equal to 97% of the dollar volume-weighted average price for the ordinary shares on the Nasdaq Stock Market over a specified time period, up to US$100,000,000 in aggregate gross purchase price of newly issued ordinary shares during the 36 months beginning from the effective date of initial registration statement filed with the U.S. Securities and Exchange Commission. The Company issued 826,446 ordinary shares as consideration for the Commitment Shares of US$3,000,000 (equivalent to RMB21,656,700), with a corresponding amount recognized in general and administrative expenses for the year ended December 31, 2022.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

3.	Popeyes Transaction

On March 30, 2023 (the “acquisition date”), TH International Limited entered into a share purchase agreement (the “Popeyes SPA”) with Pangaea Three Acquisition Holdings IV, Limited (“Holdings IV”) and PLK to acquire 100% of the outstanding shares of PLKC International Limited (“Popeyes China”), a Cayman Islands exempted company from Holdings IV (90%) and PLK (10%), which are related parties of the Company as Holdings IV and PLK are subsidiaries of Cartesian Capital Group, LLC and THRI respectively (“Popeyes Transaction”). Pursuant to the Popeyes master development agreement signed between PLKC HK International Limited (“Popeyes China Franchisee”), a limited liability company organized and existing under the laws of Hong Kong and a wholly owned subsidiary of Popeyes China and PLK, effective from March 30, 2023, with an initial contractual term of 20 years (“The Popeyes Master Franchise Right”), the Company acquired the exclusive franchise right authorized by PLK, and is authorized to develop and operate stores branded “Popeyes” throughout the Chinese Mainland and Macau. Popeyes China Franchisee has the option to extend the initial term for 10 years, subject to achieving certain agreed-upon milestones of cumulative store opening targets by the end of each development year. The Popeyes master development agreement also sets out terms related to development obligations, services and related obligations, fees, system standards and manuals, insurance obligations, relationship of the parties and indemnification, inspections and assignments, termination, rights and obligations upon termination or expiration, and other general provisions. On the acquisition date, Popeyes China and Popeyes China Franchisee did not have any business operations nor employees, and did not have assets and liabilities other than the Popeyes Master Franchise Right and US$30,000,000 (equivalent to RMB206,658,000) in cash. Accordingly, the Company accounted for this transaction as an asset acquisition.

On the acquisition date, the Company issued a total of 11,466,574 ordinary shares (among which 10,319,917 ordinary shares were issued to Holdings IV and 1,146,657 ordinary shares were issued to PLK) with lock-up periods of 18 months from issuance date, in exchange for all of the outstanding shares of Popeyes China. The fair value of the ordinary shares issued was US$38,550,000 (equivalent to RMB265,555,530) (the “Non-contingent Consideration”) at acquisition day and was recorded in share capital of US$108 (equivalent to RMB742) and additional paid-in capital of US$38,549,892 (equivalent to RMB265,554,788).

In accordance with the Popeyes SPA for the acquisition of Popeyes China, the Company is also obligated to issue an additional number of ordinary shares to Holdings IV and PLK, based on the ratio of 90:10 and with lock-up periods of 18 months from the issuance date as annual deferred contingent consideration, which is calculated as: (a) 3% of annual revenue of Popeyes China; divided by (b) 85% of the volume-weighted average price (VWAP) of the Company’s shares during the forty (40) trading days ended the last trading day of the applicable fiscal year as long as the Popeyes Master Franchise Right is in effect. In addition, the Company may at any time after the acquisition date, and at its sole option, pay a lumpsum deferred contingent consideration, plus any unpaid accrued annual deferred contingent consideration. If the Company pays such lumpsum deferred contingent consideration, it will not need to pay any further annual deferred contingent consideration. Such lumpsum deferred contingent consideration will be settled by issuing an additional number of ordinary shares with lock-up periods of 18 months from the issuance date to Holdings IV and PLK based on the ratio of 90:10, which is calculated as: (a) US$35,000,0000, divided by (b) 85% of the VWAP of the Company’s shares during the forty (40) trading days ended as of the date of notifying the exercise of this option. The fair value of the annual deferred contingent consideration inclusive of the lumpsum deferred contingent consideration prepayment settlement feature (collectively “Deferred Contingent Consideration”), was determined as US$9,600,000 (equivalent to RMB66,130,560) as of March 30, 2023 and recorded as an amount due to related parties (see Note 27). The Deferred Contingent Consideration is in the scope of ASC480 since the instrument embodies an unconditional obligation that the Company must settle by issuing a variable number of its equity shares and, at inception, the monetary value of the obligation is based predominantly on variations in something other than the fair value of the Company’s equity shares. It is measured initially at fair value and subsequently at fair value with changes in fair value recognized in earnings. For the year ended December 31, 2023, the Company recognized US$3,700,000 (equivalent to RMB26,106,460) in the Changes in fair value of Deferred Contingent consideration.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

3.	Popeyes Transaction (continued)

In addition, if the number of Popeyes Restaurants opened by Popeyes China on or prior to December 31, 2026 (net of store closures) exceeds Cumulative Opening Target (as defined in the Popeyes master development agreement as amended) for store openings through such date, PLK shall surrender to the Company or one or more of its designees and forfeit for no consideration, 286,664 of the Company’s ordinary shares it received from the Popeyes Transaction to be included in the Company’s Employee Stock Ownership Plan pool (“Potential PLK forfeiture”). The fair value of this forfeiture feature was determined as US$950,000 (equivalent to RMB6,544,170) and recorded as a reduction of additional paid-in capital, and a reduction of the acquisition cost of intangible asset for the same amount. The Potential PLK forfeiture is accounted for as an equity-linked financial instrument initially measured at fair value. Since the instrument is considered indexed to the Company’s own shares and qualifies for equity classification, there will be no subsequent remeasurement of the instrument.

The total fair value of the Non-contingent Consideration, the Deferred Contingent Consideration less the Potential PLK forfeiture feature was US$47,200,000 (equivalent to RMB325,141,920), and was allocated to intangible asset of US$3,865,000 (equivalent to RMB26,624,439), cash of US$30,000,000 (equivalent to RMB206,658,000) and a reduction of additional paid-in capital of US$13,335,000 (equivalent to RMB91,859,481) as cost of financing. The acquisition cost of the intangible asset pertains to the annual deferred contingent consideration and lumpsum deferred contingent consideration attributed to PLK less the fair value of the Potential PLK forfeiture. The Company also incurred legal fees and other transaction costs of US$1,414,371 (equivalent to RMB9,743,037) which is capitalized in the cost of intangible asset.

4.	Summary of Significant Accounting Policies

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

These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has incurred losses since its inception. The Company incurred net losses of RMB873 million, RMB745 million and RMB383 million for the years ended December 31, 2023, 2022 and 2021 respectively. For the year ended December 31, 2023, the Company had net operating cash outflow of RMB196 million. As of December 31, 2023, the Company’s net current liabilities and accumulated losses were RMB937 million and RMB2,256 million, respectively. The Company will require additional liquidity to continue its operations over the next 12 months

Historically, the Company had relied principally on proceeds from the issuance of ordinary shares, long-term convertible notes and bank borrowings to finance its operations and business expansion. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining financial support from controlling shareholder and related parties (iv) exploring opportunities for further equity or equity-linked financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

Fiscal Calendar

The Company’s fiscal year is from January 1 to December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions including the incremental borrowing rate, net realizable value of inventories, fair value of long-lived assets, share-based compensation arrangements, earn-in shares, earn-out shares, liability-settled share-based payment to non-employee, ESA derivative liabilities, warrant liabilities, convertible notes and Deferred Contingent consideration.

Foreign Currency Transaction and Translation

The Company’s reporting currency is Chinese Renminbi Yuan (“RMB”). The functional currency of TH International Limited and its wholly-owned subsidiaries incorporated in Hong Kong is United States Dollars (“US$"). The functional currency of the Company’s PRC subsidiaries is RMB.

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

The financial statements of TH International Limited and its wholly-owned subsidiaries incorporated in Hong Kong are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the Consolidated Statements of Comprehensive Loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the Consolidated Balance Sheets.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

Concentration of credit risk

The Company’s credit risk primarily arises from cash and cash equivalents, time deposits, short-term investments, prepaid expenses and other current assets and accounts receivable. The bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Hong Kong Special Administrative Region (“HKSAR”) are insured by the government authorities up to RMB500,000 and HKD500,000, respectively. Total bank deposits are insured by the government authority with amounts up to RMB17,207,785 and RMB11,631,710 as of December 31, 2023 and December 31, 2022, respectively.

The Company expects that there is no significant credit risk associated with the cash and cash equivalents, time deposits and short-term investments which are held by reputable financial institutions. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Company has no significant concentrations of credit risk with respect to its prepaid expenses and other current assets.

Accounts receivable are unsecured and are primarily derived from revenue earned from sub-franchisees and wholesale customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Concentration of operating risk

The Company owns, operates and franchises stores in the PRC, including Hong Kong and Macau under the “Tim Hortons” and “Popeyes” brand. Such business activities are solely dependent upon its master development agreement with THRI. The Company’s failure to comply its master development agreement with THRI would have a material adverse effect on its financial condition, results of operations, and cash flows.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

Cash and cash equivalents and Time deposits

The Company’s cash and cash equivalents consist of cash on hand, cash held in banks, time deposits which are less than three-months or highly liquid investments. For time deposits which are longer than three-months but less than twelve-months, the Company recorded them in the time deposits account.

Cash and cash equivalents and time deposit are deposited in financial institutions at below locations:

	December 31, 2023	December 31, 2022

Cash on hand	517,065	212,598

Financial institutions in Mainland China
—Denominated in RMB	121,237,473	102,427,994
—Denominated in USD	86,161,529	69,063,161
Total balance of cash and cash equivalents and time deposits held at Mainland China financial institutions	207,399,002	171,491,155

Financial institutions in HKSAR
—Denominated in RMB	4,739	5,192
—Denominated in USD	12,831,286	67,368,485
Total balance of cash held at the HKSAR financial institutions	12,836,025	67,373,677

Total balance of cash and cash equivalents and time deposits held at financial institutions	220,235,027	238,864,832
Total balance of cash and cash equivalents and time deposits	220,752,092	239,077,430

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

Revenues from other franchise support activities

Other franchise support activities mainly consist of sales of kitchen equipment, raw materials for food, beverage and packaged products and provision of pre-opening and training services to sub-franchisees. These support activities provide stand-alone benefits to the sub-franchisees which are separate from the franchise right and are considered as distinct performance obligations of the Company. The Company recognizes revenue of these sales when kitchen equipment or products are delivered to and accepted by the sub-franchisees and services over the period of time when services are provided, respectively, at the amount that the Company is entitled to receive in exchange.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

Accounts receivable and current expected credit losses

Accounts receivable primarily consist of receivables from sub-franchisees and wholesale customers which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are presented net of allowance for credit losses.

The Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2023 (ASC326). ASC 326 requires the measurement and recognition of expected credit losses using the current expected credit losses (CECL) model for financial assets held at amortized cost, which includes the Company’s accounts receivable, receivables from payment processors and aggregators and short-term deposits including in other current assets, other non-current assets and other financial assets. Expected credit losses include losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability. The Company updates allowance for credit losses on a quarterly basis with changes in the allowance recognized in the consolidated statements of comprehensive loss. Prior to the adoption of ASC 326 on January 1, 2023, the Company maintained a general and specific allowance for doubtful accounts for estimated losses based on the aging of the receivables and factors surrounding the credit risk of specific sub-franchisees and wholesale customers.

Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company has an allowance for doubtful accounts balance of RMB4.96 million and RMB2.36 million respectively. As of December 31, 2023 and 2022, the Company do not have off-balance-sheet credit exposure related to its sub-franchisees and wholesale customers.

Receivables from Payment Processors and Aggregators

Receivables from payment processors such as WeChat and Alipay and aggregators are amounts due from them for clearing transactions and are included in prepaid expenses and other current assets. The cash was paid by customers through these payment processors and aggregators for food and goods provided by the Company. The Company considers and monitors the credit worthiness of the third-party payment processors and aggregators. An allowance for doubtful accounts is recorded using the current expected credit losses(CECL) model. Receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

Internal Development Costs

Capitalized internal costs include payroll expenses related to employees fully dedicated to store construction, decoration design and store site acquisition. Capitalized payroll costs are allocated to each new store location based on the actual time spent on each project. The Company commences capitalizing costs related to construction, decoration design and store site acquisition when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. The internal development costs is recorded in the leasehold improvements when the store is open for service.

Intangible Assets

Intangible assets include the franchise right authorized by THRI and PLK and upfront franchise fees requested to pay to THRI and PLK upon opening of a new store. The franchise right authorized by THRI and PLK is amortized on a straight-line basis over the initial term of 20 years. The upfront franchise fees related to both Company owned and operated stores and franchised stores are capitalized as an intangible asset and amortized on a straight-line basis over the term of each individual franchise agreement, which ranges from 2 to 12 years.

Delivery Costs

Delivery costs are expenses incurred for delivery of food and beverage products sold to customers through third-party aggregator platforms. The Company incurred delivery costs of RMB116,959,484, RMB73,615,391 and RMB38,604,864 for the years ended December 31, 2023, 2022 and 2021, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets (including property and equipment and intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of impairment testing, the company has concluded that each individual store is the lowest level of asset group with independent cash flows. The asset that supports the revenue-producing activities of two or more asset groups is defined as an enterprise asset. The unit of account for testing impairment of an enterprise asset comprises that asset plus the other assets and liabilities that together capture the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

If an indicator of impairment exists for an asset group, an estimate of undiscounted future cash flows generated by the asset group is compared to its carrying value. If an asset group is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset group over its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The impairment losses were RMB111,426,961, RMB7,222,765, RMB1,001,880 for the years ended December 31, 2023, 2023 and 2021, respectively.

Employee Benefits

The Company’s subsidiaries in the PRC participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations amounted to RMB83,363,011, RMB87,557,303 and RMB60,189,806 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

The Company does not have finance leases for the years ended December 31, 2023, 2022 and 2021.

The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less; the Company recognizes rental expense for these leases on a straight-line basis over the lease term. In addition, the Company has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

Marketing Expenses

The Company records advertising and promotional costs in the marketing expenses as incurred. The advertising and promotional costs were RMB102,184,771, RMB81,017,100 and RMB50,316,856 for the years ended December 31, 2023, 2022 and 2021, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

Operating Segments

The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews segment results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company has determined that it operates under two reportable segments after the completion of assets acquisition of Popeyes (note 3), one relating to Tim Hortons and the other relating to Popeyes. Prior to 2023, the Company operated Tim Hortons only, and hence identified one reportable segment. For both segments, the Company reports financial information and evaluates the operations of the two segments by revenues, company owned and operated store costs and expenses and segment loss before income taxes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

The Company’s financial instruments primarily include cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, short-term investments, bank borrowings-current and bank borrowings, non-current, accounts payable, amount due to related parties, other current liabilities, liability-settled share-based payment to non-employee, derivative financial liabilities and convertible notes. The bank borrowings, non-current approximate their fair values, because these borrowings carry interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities. The Company’s convertible notes, liability-settled share-based payment to non-employee and derivative financial liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Company’s short-term investment was measured at fair value using significant observable inputs other than quoted prices and categorized in Level 2 of the fair value hierarchy.

As of December 31, 2023 and 2022, the carrying amounts of other financial instruments approximate their fair value due to their short-term nature.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

Statutory Reserve

In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

In addition, in accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2023 and 2022, there was no statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries, as these PRC companies were in accumulated losses as determined under PRC GAAP.

As of December 31, 2023, the paid-in capitals of the PRC subsidiaries in the amount of RMB 1,006,561,220 are the Company’s restricted net assets.

Changes In Accounting Principle

The Company adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326” on January 1, 2023 using the modified retrospective approach. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required credit loss allowance disclosures for periods before the date of adoption.

ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The adoption of this standard resulted in a change of the Company’s provision policy primarily for accounts receivable. This adoption did not have a material impact on the Company’s consolidated financial statements.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	December 31, 2021	Effect of Adoption		January 1, 2022
	RMB	RMB		RMB

Prepaid expenses and other current assets	142,838,295	(15,272,677	)(a)	127,565,618
Operating lease right-of-use assets	-	853,553,284	(b)	853,553,284
Lease liabilities-current	-	(133,024,693	)(c)	(133,024,693)
Other current liabilities	(286,078,575)	4,351,416	(d)	(281,727,159)
Lease liabilities-non-current	-	(752,579,348	)(c)	(752,579,348)
Other non-current liabilities	(47,167,706)	42,972,018	(d)	(4,195,688)

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

New accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) which requires public entities to disclose (1) significant segment expenses by reportable segment if they are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss, (2) other segment items by reportable segment, (3) more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles, (4) CODM’s title and position on both an annual and an interim basis. The standard is effective for the Group from January 1, 2024. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes - Improvements to Income Tax Disclosures (Topic 740). Under the ASU, Public Business Entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate. The standard is effective for the Group from January 1, 2025. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

5.	Short-term Investments

In accordance with the ESA Agreement (see Note 16), with the written consent from Shaolin in August 2022, the Company used cash in the collateral account to invest in eligible investments. Written consent from Shaolin shall also be required in the circumstance of trading or substitution of eligible investments. The Company shall pay to Shaolin and/or the ESA Investors, at the written direction of Shaolin, an amount of cash in USD equal to the aggregate amount of interest accrued on the funds held in the collateral account in excess of US$100,000, up to a maximum of US$300,000. In the situation whereby there is a net loss in investment in the future, the Company is obligated to compensate the net loss in the collateral account.

In September 2022, the cash in the collateral account amounting to US$53,169,218 (equivalent to RMB377,490,814) was used to acquire securities issued by a financial institution in United States of America. These securities are financial products and the underlying assets are US treasury bonds. These securities are classified as Available-for-Sale securities (“AFS”) in accordance with ASC 320 because these securities are not acquired for trading purpose and they do not have maturity dates either. AFS are recorded at fair value in the consolidated balance sheets. Unrealized gains and losses on AFS are recognized in other comprehensive income, while realized gains and losses and impairment losses are recognized in consolidated statements of operations. Upon sale, gains and losses are reclassified from other comprehensive income into earnings based on specific identification of securities sold. The AFS securities are determined to be restricted because the Company is unable to trade or substitute these securities without written consent from Shaolin. On February 10, 2023, April 11, 2023 and July 13, 2023, the first, second and third tranches of ESA proceeds of US$5,413,344 (equivalent to RMB36,747,941), US$7,133,280 (equivalent to RMB49,135,463) and US$4,745,534 (equivalent to RMB33,943,379) were released from the collateral account and received by the Company while US$11,919,983 (equivalent to RMB80,917,612), US$10,533,379 (equivalent to RMB72,556,022) and US$13,421,127 (equivalent to RMB95,997,298) were released from the collateral account and returned to Shaolin, respectively. On February 15, 2023 and July 13, 2023, the Company received US$100,000 (equivalent to RMB686,130) and US$712,069 (equivalent to RMB5,032,270) of interest income from the collateral account, respectively and in 2023, Shaolin received US$300,000 interest income from the collateral account. For the year ended December 31, 2023, realized gains of RMB5,718,400 was recorded in interest income due to the termination of ESA Agreement.

6.	Accounts Receivable, net

Accounts receivable, net of allowance for doubtful accounts consist of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	32,520,398	7,973,229
Less: allowance for doubtful accounts	(4,958,889)	(2,356,034)
Accounts receivable, net	27,561,509	5,617,195

	December 31, 2023	December 31, 2022
Beginning balance	2,356,034	-
Provision	2,602,855	2,356,034
Ending balance	4,958,889	2,356,034

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

7.	Inventories

Inventories consist of the following:

	December 31, 2023	December 31, 2022
Food, beverage and packaged products	38,253,329	52,713,996
Merchandise for e-commerce sales	2,659,789	14,164,790
Others	9,805,731	4,588,731
	50,718,849	71,467,517

Provision for Inventories write-down was RMB11,589,111, RMB387,999 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

8.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2023	December 31, 2022
Creditable input VAT	116,961,568	69,665,847
Short-term deposits	6,246,420	3,468,215
Receivables from payment processors and aggregators	15,353,813	10,217,082
Prepaid marketing expenses	5,977,121	11,582,119
Others	15,048,290	13,341,468
	159,587,212	108,274,731

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

9.	Property and Equipment, Net

Property and equipment, net, consist of the following:

	December 31, 2023	December 31, 2022
Furniture and office equipment	86,800,904	57,867,896
Kitchen equipment	236,970,298	199,362,443
Software	122,278,784	56,181,672
Leasehold improvements	676,590,372	602,788,920
Construction in progress	6,000,465	22,971,178

Property and equipment, gross	1,128,640,823	939,172,109
Less: accumulated depreciation	(338,293,416)	(214,000,566)
Less: accumulated impairment loss	(98,471,484)	(5,135,573)

Property and equipment, net	691,875,923	720,035,970

Depreciation and amortization related to property and equipment was RMB151,791,702, RMB124,083,503 and RMB67,512,655 for the years ended December 31, 2023, 2022 and 2021, respectively.

In 2023, the Company conducted impairment tests each quarter end as triggered by underperformance of certain company owned and operated stores and the Company’s plans of store closures, on the recoverability of the related asset groups, comprising store level property and equipment, intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets. The estimated undiscounted future cash flows generated by certain asset groups were less than their carrying amount, and therefore the fair values of the asset groups were estimated using market approach (see Note 26). The fair value of the asset group was less than its carrying amount, and the carrying amounts of the long-lived assets in the asset group were reduced on a pro-rata basis but no less than the fair value of an individual long- lived asset. The impairment losses were RMB111,426,961, RMB7,222,765 and RMB1,001,880 for the years ended December 31, 2023, 2022 and 2021. All of the impairment losses were relevant to Tim Hortons segment.

The recoverability of the enterprise level asset, primary comprising software and leasehold improvements for office was also evaluated and impairment testing carried out as of the end of December 31, 2023. The Company added the carrying amounts of the lower-level asset groups to the carrying amount of the enterprise asset and compares that aggregate carrying amount to the sum of estimated future cash flows of the lower-level asset groups and the cash flows related to the enterprise asset. The estimated undiscounted future cash flows generated by asset groups were greater than their carrying amount, hence no impairment losses were recorded in 2023 for enterprise asset.

10.	Intangible Assets, Net

Intangible assets, net consist of the following:

	Amortization
	Period (years)	December 31, 2023	December 31, 2022
Franchise right - authorized by THRI	20	70,827,000	69,646,000
Franchise right – authorized by PLK	20	37,392,202	-
Franchise right - upfront franchise fees	2-12	78,090,549	51,035,322
Less: accumulated amortization		(38,861,509)	(24,663,009)

Intangible assets, net		147,448,242	96,018,313

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

10.	Intangible Assets, Net (continued)

On March 30, 2023, the Company acquired the exclusive franchise right authorized by PLK, and is authorized to develop and operate stores branded “Popeyes” throughout the Chinese Mainland and Macau, US$5,279,371 was recognized as franchise right authorized by PLK with 20-year amortization period (see Note 3).

Amortization of intangible assets is charged to Store depreciation and amortization and Franchise and royalty expenses as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Store depreciation and amortization	7,350,532	5,606,317
Franchise and royalty expenses	6,762,338	3,712,684
Total	14,112,870	9,319,001

The estimated future amortization expenses related to the intangible assets are set forth as follows:

Year ended December 31, 2024	18,973,236
2025	18,630,192
2026	17,362,510
2027	14,243,307
2028	11,234,343
Thereafter	67,004,654
147,448,242

11.	Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2023	December 31, 2022

Long-term rental deposits	68,415,741	82,270,359

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

12.	Bank Borrowings

	December 31, 2023	December 31, 2022
Short-term borrowings	527,369,276	386,819,972
Long-term borrowings due within one year	10,863,245	20,987,521
Total bank borrowings, current	538,232,521	407,807,493

	December 31, 2023	December 31, 2022
Total Long-term bank borrowings	16,129,615	29,787,537
Less: Long-term borrowings due within one year	(10,863,245)	(20,987,521)
Bank borrowings, non-current	5,266,370	8,800,016

The Company’s subsidiaries entered into RMB and USD denominated credit facility agreements with commercial banks in the PRC, which allow the Company to draw down borrowings up to RMB990,000,000 and US$25,000,000 as of December 31, 2023. As of December 31, 2023, the unused credit limits under credit facility agreements were RMB469,467,303.

Certain credit facilities contain covenant to meet the financial performance, If the Company fail to comply with these covenants and is not able to obtain covenant waivers or modifications, the banks could accelerate the indebtedness. As of and for the year ended December 31, 2023, the Company was in compliance with these financial covenants.

As of December 31, 2023 and 2022, the outstanding short-term bank borrowings balance under those credit facility agreements bore interest rates ranging from 2.75% to 4.60% and 3.50% to 4.50% per annum, respectively.

As of December 31, 2023 and 2022, the outstanding long-term bank borrowings balance under those credit facility agreements bore interest rates ranging from 4.00% to 4.60% and 4.20% to 4.60% per annum, respectively.

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2023 are summarized as follows:

RMB
2024	10,863,245
2025	5,266,370
2026	-
Thereafter	-
16,129,615

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

13.	Contract Liabilities

Contract liabilities - current as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022

Deferred revenue related to customer loyalty program	20,008,439	12,179,748
Advance from customers related to coupons and gift cards	11,255,648	8,573,239
Deferred revenue related to upfront franchise fees received from sub-franchisees	1,349,357	750,618
Advance from third party	8,101,390	618,700
	40,714,834	22,122,305

Contract liabilities – non-current as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Deferred revenue related to upfront franchise fees received from sub-franchisees	5,271,661	3,311,176

Contract liabilities primarily consist of deferred revenue related to customer loyalty program and advance from customers related to coupons and gift cards. The deferred revenue related to customer loyalty program and advance from customers related to coupons and gift cards are expected to be recognized as revenue in the next 12 months from the balance sheet date.

The Company had RMB6,621,018 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods of each individual franchise agreement and of which RMB1,349,357 is expected to be recognized in the next 12 months, RMB5,271,661 is expected to be recognized in next 2 to 10 years for the year ended December 31, 2023.

The Company had RMB4,061,794 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods of each individual franchise agreement and of which RMB750,618 is expected to be recognized in the next 12 months, RMB3,311,176 is expected to be recognized in next 2 to 10 years for the year ended December 31, 2022, respectively.

Revenue recognized that was included in the contract liability balance at the beginning of the year amounts to RMB 21,880,042 and RMB13,829,722 in year 2023 and 2022, respectively.

The Company has elected, as a practical expedient not to disclose the value of remaining performance obligations associated with sales-based royalty promised to sub-franchisees in exchange for franchise right and other related services.

14.	Commitments and Contingencies

Pursuant to the master development agreement (see note 1), the Company is required to pay an upfront franchise fee for each Company owned and operated store and franchise store, and a continuing franchise fee for each Company owned and operated store and franchise store, calculated as certain percentage of the store’s monthly gross sales, depending on when the store is opened. The upfront franchise fee and continuing franchise fee were RMB27,832,441 and RMB52,186,184 for the year ended December 31, 2023, and RMB23,553,799 and RMB31,882,569 for the year ended December 31, 2022, respectively. The outstanding accrued franchise fee due to THRI were RMB44,809,370 and RMB10,390,081 and due to PLK were RMB1,002,196 and nil as of December 31, 2023 and 2022, respectively, which was recorded as amount due to related parties in the Consolidated Balance Sheets.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

15.	Leases

The Company leased over 600 company-owned stores and office space as of December 31, 2023. Most leases provide for fixed monthly payment and certain leases also include provisions for contingent rent, determined as a percentage of sales.

Generally, the Company does not have renewal options for leases. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of rental expense were summarized as follows:

	December 31, 2023	December 31, 2022
Operating lease cost	286,515,922	254,209,990
Variable lease cost	22,674,718	(3,718,849)
Short-term lease cost	200,918	113,048
Total rental expense	309,391,558	250,604,189

The Company was granted RMB2,971,616 and RMB16,816,763 in lease concessions from landlords related to the effects of the COVID-19 pandemic for the years ended December 31, 2023 and 2022. The lease concessions were primarily in the form of rent reduction over the period when the Company’s business was adversely impacted. The Company applied the interpretive guidance in a FASB staff question-and-answer document issued in April 2020 and elected not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and to assume such concession was contemplated as part of the existing lease contract. Such concession was recognized as negative variable lease cost in the period the concession was granted.

Amounts reported in the consolidated balance sheet as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Assets
Operating lease right-of-use assets	849,079,096	946,872,784

Liabilities
Current
Current operating lease liabilities	200,877,880	180,468,426
Non-current
Non-current operating lease liabilities	707,688,605	820,248,803
Total operating lease liabilities	908,566,485	1,000,717,229

Other information related to operating leases as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities	260,608,094	206,073,929
Right-of-use assets obtained in exchange for new lease liabilities	219,997,957	241,609,016
Weighted-average remaining lease term (years)	4.35	5.61
Weighted-average discount rate	6.23%	5.96%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

15.	Leases (continued)

Maturities of operating lease liabilities under non-cancellable leases as of December 31, 2023 are as follows:

Operating lease commitments
Year ending December 31, 2024	273,436,745
2025	261,218,811
2026	227,095,265
2027	167,770,657
2028	116,205,068
Thereafter	107,383,356

Total undiscounted lease payments	1,153,109,902

Less: imputed interest	(244,543,417)

Total lease liabilities	908,566,485

16.	Derivative Financial Liabilities

Warrant liabilities

On September 28, 2022, the Company issued 22,900,000 Warrants, which consists of 17,250,000 Public Warrants, 4,450,000 Sponsor Warrants and 1,200,000 PIPE Warrants (see Note 2). The Public Warrants have been traded on the Nasdaq Capital Market from September 29, 2022, while the Sponsor Warrants and the PIPE Warrants (collectively, the “Private Warrants”) which are held by the Sponsor, the PIPE Investors or any of their permitted transferees are not traded. The Private Warrants that are transferred to persons other than the permitted transferees shall upon such transfer cease to be Private Warrants and shall become Public Warrants.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

16.	Derivative Financial Liabilities (continued)

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

Management considers Public Warrants and Private Warrants as liabilities and measures them at fair value in accordance with ASC 815, with fair value changes recognized in the Consolidated Statements of Operations, because:

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

On May 12, 2023, the Company offered to the holders of outstanding Public and Private warrants (“warrant holders”) for a warrant modification to issue 0.24 ordinary shares in exchange for each of the outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, the Company also solicited consents from holders of the warrants to modify the Warrant Agreement, which modification will govern all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.216 of an ordinary share, which is a ratio 10% less than the exchange ratio applicable to the Offer. (the “Warrant modification”)

Pursuant to the exchange, the Company issued an aggregate of 5,419,744 ordinary shares in June 2023 in exchange for all of its outstanding warrants, increasing the balances of ordinary shares and Additional Paid in Capital in the amount of RMB365 and RMB105,931,016, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

16.	Derivative Financial Liabilities (continued)

Contingent cash settlement features of ESA Transaction (“ESA derivative liabilities”)

According to the ESA Agreement and Amendment No. 2 To Equity Support Agreement entered into as of December 27, 2022, the Company will receive the proceeds from the collateral account at the end of each of Reference Period: (i) the First Reference Period: the 27 consecutive Volume Weighted Average Price trading days (“VWAP Trading Days”) beginning on, and including, December 29,2022, if such date is a VWAP Trading Day, or the next immediate VWAP Trading Day following December 29, 2022, if December 29, 2022 is not a VWAP Trading Date; (ii) the Second Reference Period: the 30 consecutive VWAP Trading Days beginning on, and including, the 145th calendar day immediately following the Closing Date; and (iii) the Third Reference Period: the 30 consecutive VWAP Trading Days beginning on, and including, the 235th calendar day immediately following the Closing Date. In each case, subject to acceleration and postponement in certain circumstances set forth in the ESA Agreement, the proceeds to be received by the Company at the end of each Reference Period will be an amount equal to the agreed number of shares provided in ESA Agreement multiplied by the lesser of (i) an agreed price provided in ESA Agreement (US$10.40 in the First Reference Period, US$10.60 in the Second Reference Period and US$10.90 in the Third Reference Period) and (ii) the average Volume Weighted Average Price for the Reference Period (“Reference Price”). Concurrently, the Company shall pay to the ESA Investors a Reference Period Payment, which is an amount equal to the agreed number of shares multiplied by (i) if Reference Price is less than the agreed price, an amount equal to agreed price minus the reference price for the Reference Period, or (ii) if the Reference Price for the Reference Period is greater than or equal to the agreed price, zero. At the end of the final Reference Period, the outstanding cash balance in the collateral account shall be released to the Company. Within five business days following the release of the outstanding cash balance of the collateral account, the Company shall pay to the ESA Investors and/or Shaolin, at the direction of Shaolin, the aggregate amount of interest accrued on the funds held in the collateral account prior to the release less US$100,000, up to a maximum of US$300,000.

The contingent cash settlement features of ESA agreement were determined to be classified as liabilities measured at fair value in accordance with ASC 815, with fair value changes recognized in the Consolidated Statements of Operations, since the Company does not have an unconditional right to avoid delivering cash.

In 2023 the ESA proceeds were fully released from the collateral account and released to the Company and Shaolin, respectively in three tranches. As a result, the ESA derivative liabilities were settled in 2023. (Note 5)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

16.	Derivative Financial Liabilities (continued)

As of December 31, 2023, the balance of derivative financial liabilities measured at fair value was summarized as below:

	December 31, 2023	December 31, 2022
Short-term derivative financial liabilities:
ESA derivative liabilities	-	269,251,436

Long-term derivative financial liabilities:
Warrant liabilities	-	19,083,004
	-	288,334,440

17.	Other Current Liabilities

Other current liabilities consist of the following:

		December 31, 2023	December 31, 2022
Accrued payroll and employee-related costs		60,134,968	88,469,812
Payable for acquisition of property and equipment		136,476,992	139,578,631
Guarantee deposits		48,205,248	11,695,000
Accrued marketing expenses		15,997,153	11,901,810
Sundry taxes payable		11,196,895	6,707,784
Accrued professional service fees		20,095,758	9,076,767
Accrued offering costs	(i)	2,833,080	4,039,468
Accrued rental expenses		3,616,613	4,242,805
Other accrual expenses		39,597,263	34,742,278
		338,153,970	310,454,355

(i)	In August 2022, the Company entered into a professional services contract with a financial intermediary firm pursuant to which, the firm provided professional services to the Company in connection with Merger Transactions and the Company is obligated to pay a service fee of US$3,000,000. Under the agreement, the Company settled US$1,000,000 of the service fee in cash in October 2022 and has an option at its sole discretion to settle the remaining US$2,000,000 of the service fee in following year either in cash or by issuing 200,000 ordinary Shares of the Company when certain conditions were met upon the consummation of the Merger Transactions on September 28, 2022. The Company accounted for the option to settle such service fee in ordinary shares as a liability-settled share-based payment. The option is re-measured at fair value periodically until the settlement of payment. As of December 31, 2023, the fair value of options is US$400,000 (equivalent to RMB2,833,080).

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

18.	Convertible Notes, at fair value

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

18.	Convertible Notes, at fair value (continued)

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

In April 2023, the conversion price of the Convertible notes was adjusted to US$10.85 per share based on anti-dilutive adjustment mechanism provided in the contracts of the Convertible notes.

As of December 31, 2023 and 2022, the balance of convertible notes measured at fair value was summarized as below:

	December 31, 2023	December 31, 2022
Convertible notes, at fair value	420,712,380	354,080,264

As of December 31, 2023 and 2022, the unpaid principal balance of the Convertible Notes was US$ 50,000,000 (equivalent to RMB354,135,000 and RMB348,230,000 respectively). The difference between the fair value of the Convertible Notes and the unpaid principal balance of the Convertible Notes were US$9,400,000 (RMB66,577,380) and US$840,000 (RMB5,850,264) as of December 31, 2023 and December 31, 2022, respectively. The changes in fair value due to instrument-specific credit risk was RMB2,116,740 and RMB1,520,393 for the years ended December 31, 2023 and 2022, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

19.	Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31, 2023	December 31, 2022
Asset retirement obligations	8,682,186	7,658,309
Others	214,072	261,643
	8,896,258	7,919,952

20.	Revenue

Revenue consist of the following:

	For the Years Ended December 31,
	2023	2022	2021
Sales of food, beverage and packaged products by Company owned and operated stores	1,405,401,977	938,096,823	617,226,090
Franchise fees	15,443,024	4,537,599	1,923,149
Revenues from other franchise support activities	66,878,149	18,965,417	9,469,639
Revenues from wholesale activities	27,204,236	6,533,166	-
Revenue from e-commerce sales	59,067,398	41,635,451	13,117,118
Revenues from other activities	1,785,396	1,295,310	1,207,805
Provision of consumer research service to THRI	-	-	428,148

Total revenues	1,575,780,180	1,011,063,766	643,371,949

All of the property and equipment of the Company are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Company’s revenue is derived from operations in the PRC for the years ended December 31, 2023, 2022 and 2021.

21.	Other Income

Other Income consists of the following:

	For the Years Ended December 31,
	2023	2022	2021
Government grants	9,945,338	5,996,537	3,319,871
Others	1,906,503	1,155,918	156,000

Total other income	11,851,841	7,152,455	3,475,871

During the years ended December 31, 2023, 2022 and 2021, the Company received unconditional government grants of RMB9,945,338, RMB5,996,537, and RMB3,319,871, respectively, which primary consisted of value-added tax super deduction.

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

The Company granted 2,614,947 Original Option Units (equivalent to 757,550 ordinary shares), 1,666,000 Original Option Units (equivalent to 482,666 ordinary shares after share split) and 7,194,000 Original Option Units (equivalent to 2,084,268 ordinary shares after share split) to the employees or directors (collectively as “Grantees”) during the years ended December 31, 2023, 2022 and 2021, respectively. The share options can only be vested if the Grantees remain as employees of the Company over the vesting period as specified in the Scheme. Original Option Units will be vested in four tranches in each year from 2nd anniversary date to 5th anniversary date by 25% in each tranche.

As of December 31, 2023 and 2022, 11,264,951 Original Option Units (equivalent to 3,263,456 ordinary shares) and 12,579,311 Original Option Units (equivalent to 3,514,114 ordinary shares after share split) are exercisable. The following table sets forth the activities of Original Option Units for the year ended December 31, 2023 and 2022:

	Number of Original Option Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$

Outstanding as of January 1, 2023	28,366,000	0.35	0.29	6.67	14,548,534
Granted	2,614,947	0.83	-	-	-
Forfeited	(1,933,526)	0.67	-	-	-
Exercised	(1,786,023)	0.23	-	-	-
Outstanding as of December 31, 2023	27,261,398	0.38	0.33	5.88	5,247,567
Expected to be vested as of December 31, 2023	27,261,398	0.38	0.33	5.88	5,247,567

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

22.	Share-based Compensation (continued)

During the years ended December 31, 2023, 2022 and 2021, the Company granted additional nil share option units and 460,756 share option units (equivalent to 133,494 ordinary shares after share split) and 955,643 share option units (equivalent to 276,872 ordinary shares after share split) to certain employees with an exercise price of US$1.20 and US$0.60 to settle the accrued bonus of RMB3,520,177 and RMB3,769,622 for these employees (“Additional Option Units”), respectively, which are immediately vested on the grant date and will become exercisable after a three-year pre-requisite service period, counting from the grant date. If employment of the Grantees is terminated (either voluntarily or involuntarily) prior to exercise, a cash payment equal to the cash bonus plus interest at the interest rate of People’s Bank of China for the term commencing on the signing date of Additional Option Units contract until the cease date is made to the Grantees. Upon exercise of the Additional Option Units, the cash settlement feature lapses. Since the Additional Option Unit is with two components in which exercise of one part cancels the other, in measuring compensation cost, the award is treated as a combination of: (i) a cash bonus payable in the amount of RMB3,520,177 plus interest and RMB3,769,622 plus interest for the years ended December 31, 2022 and 2021 respectively, and (ii) 460,756 Additional Option Units (equivalent to 133,494 ordinary shares after share split) and 933,742 share option units (equivalent to 270,527 ordinary shares after share split) with three-year pre-requisite service period, respectively.

No Additional Option Units are exercisable as of December 31, 2023 and 2022. The following table sets forth the activities of Additional Option Units for the year ended December 31, 2023:

	Number of Additional Option Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2023	1,292,041	0.80	0.57	1.42	309,270
Granted	-	-	-	-	-
Forfeited	(345,234)	0.86	-	-	-
Exercised	(54,681)	0.76	-	-	-
Outstanding as of December 31, 2023	892,126	0.78	0.55	0.39	-
Expected to be vested as of December 31, 2023	892,126	0.78	0.55	0.39	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

22.	Share-based Compensation (continued)

On June 5, 2023, the Company granted 9,184,482 Restricted Share Units (equivalent to 2,660,744 ordinary shares), nil Restricted Share Units and nil Restricted Share Units to the employees or directors (collectively as “Grantees”) during the years ended December 31, 2023, 2022 and 2021, respectively.

which are immediately vested on the grant date and can not be sold, assigned, transferred, pledged, mortgaged, encumbered or otherwise disposed through one or a series of transactions by Grantees during the period (“Lock-up Period”). The Lock-up period is specified as below:

Lock-up Period of the relevant percentage of the option	Cap of vested Share Unit
After 6 months since the vesting date	20%
After 12 months since the vesting date	50%
After 18 months since the vesting date	100%

The following table sets forth the activities of Restricted Share Units for the year ended December 31, 2023:

	Number of Restricted Share Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2023	6,000,000	0.00	0.28	N/A	4,832,196
Granted	9,184,482	0.01	-	-	-
Forfeited	-	-	-	-	-
Exercise	(138,074)	-	-	-	-
Outstanding as of December 31, 2023	15,046,408	0.01	0.55	N/A	7,584,563
Expected to be vested as of December 31, 2023	7,698,823	0.01	0.55	N/A	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

22.	Share-based Compensation (continued)

Prior to completion of IPO, Options granted to Grantees were measured at fair value using the Binomial Option pricing Model and a combination of discounted cashflow model respective grant dates.

After completion of IPO, Options granted to Grantees were measured at fair value using the Binomial Option Pricing Model as of the respective grant dates.

The key assumptions are listed as follows:

	2023		2022		2021
Expected volatility		24.00%		25.00%		24.74%-25.00%
Risk-free interest rate (per annum)		5.02%		2.50%-2.80%		2.47%-2.53%
Exercise multiple		2.80		2.50-2.80		2.50-2.80
Expected dividend yield		0.00%		0.00%		0.00%
Expected term(in years)		10		10		10
Fair value of the underlying ordinary share	US$	0.43-US$0.83	US$	1.86	US$	0.88-US$1.49

The estimated fair value of the underlying unit at the grant date before the completion of IPO, was estimated by management with the assistant of an independent valuation firm. The income approach involves applying discounted cash flow analysis based on the Company’s projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires the Company to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The Company’s projected revenues were based on expected annual growth rates derived from a combination of historical experience and the general trend in this industry. The revenue and cost assumptions used were consistent with the Company’s long-term business plan and market conditions in this industry. The Company also had to make complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of grant.

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

All of share-based compensation expenses relating to Original Option Units, Additional Option Units and Restricted Share Units in the amount of RMB62,548,907 and RMB44,421,298 for the year ended December 31, 2023 and 2022, respectively, were included in general and administrative expenses.

On October 16, 2023, the Company issued 150,024 ordinary shares to L&L Tomorrow Holdings Limited as a bonus approved in 2023 to the Chief Executive Officer, Mr. Lu Yongchen. The total fair value of such shares was US$268,542, resulting in share-based compensation expense of US$ 268,542 (equivalent to RMB1,928,084) recognized for the year ended December 31, 2023 as general and administrative expenses.

The Original Option Units, Additional Option Units and Restricted which were granted before completion of IPO all have a service condition and a performance condition on the completion of an IPO of the Company. The Merger Transaction was consummated on September 28, 2022 and therefore the performance condition on the completion of an IPO of the Company has been achieved. Upon the completion of the Merger Transaction as of September 28, 2022, the Company immediately recognized share-based compensation expenses of RMB33,194,871 for Original Option Units, Additional Option Units and Restricted Share Units vested cumulatively.

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

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2023, 2022 and 2021.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022 (“the new FSIE regime”) has been enacted in Hong Kong on December 14, 2022 and will have effect from January 1, 2023 onwards. This is to address the European Union’s inclusion of Hong Kong in the “grey list” in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong, would need to meet additional requirements, including, amongst others, the economic substance requirements in order to continue to be entitled to the offshore income tax exemption in Hong Kong.

Chinese Mainland

The Company’s subsidiaries in Chinese Mainland are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless a preferential income tax rate is otherwise stipulated.

The components of loss before income taxes are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Chinese Mainland	(627,881,824)	(506,323,501)	(371,992,927)
Hong Kong S.A.R and overseas entities	(244,947,368)	(238,424,750)	(10,936,239)
Total	(872,829,192)	(744,748,251)	(382,929,166)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

23.	Income tax (continued)

The components of income tax expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023	2022	2021

Current income tax expense
- Chinese Mainland	97,241	-	-
- Others	-	-	-
Total current tax provision	97,241	-	-

Deferred income tax expense
- The PRC, excluding Hong Kong	-	-	-
- Others	-	-	-
Total deferred tax expense	-	-	-

Total income tax expense	97,241	-	-

Reconciliation of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
PRC statutory tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax rate differential for non-PRC entities	7.1%	7.9%	0.7%
Effect of non-deductible expenses	0.6%	0.1%	0.3%
Change in valuation allowance	17.3%	17.0%	24.0%

Actual income tax rate	-	-	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

23.	Income tax (continued)

Deferred income tax assets

	December 31, 2023	December 31, 2022
Operating losses carryforwards	362,722,196	238,086,013
Contract liabilities	53,518	4,060,385
Impairment losses	28,851,871	1,969,902
Advertising expenses	4,794,938	-
Operating lease liabilities	227,141,621	250,179,307
Other current liabilities	39,749,439	27,925,076
Software	2,776,777	428,758

Total gross deferred tax assets	666,090,360	522,649,441
Less: valuation allowances	(426,347,838)	(275,431,351)

Deferred tax assets, net of valuation allowance	239,742,522	247,218,090

Right-of-use assets	(212,269,774)	(236,718,196)
Other capitalized expense	(27,472,748)	(10,499,894)
Deferred tax liability	(239,742,522)	(247,218,090)

Deferred tax assets	239,742,522	247,218,090
Deferred tax liabilities	(239,742,522)	(247,218,090)
Net deferred tax assets	-	-

As of December 31, 2023, the Company had net operating loss carry forwards of RMB1,450,352,814 attributable to the PRC subsidiaries. Tax losses of the subsidiaries in PRC of RMB46,662,524, RMB80,877,739, RMB408,283,501, RMB381,621,748 and RMB532,907,302 will expire, if unused, by year 2024, 2025, 2026, 2027 and 2028 respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

23.	Income tax (continued)

Deferred income tax assets (continued)

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

As of December 31, 2023 and 2022, the valuation allowance of RMB426,347,838 and RMB275,431,351 were mainly related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, the Company has provided full valuation allowance for the net deferred income tax assets as of December 31, 2023 and 2022.

Changes in valuation allowance are as follows:

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	275,431,351	149,094,206
Increases in the year	152,562,669	126,337,145
Decreases in the year	(1,646,182)	-

Balance at the end of the year	426,347,838	275,431,351

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 thousand. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from establishment (i.e., 2018) to 2023 are open to examination by the PRC tax authorities.

24.	Shareholders’ Equity

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

24.	Shareholders’ Equity (continued)

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

On March 15, 2023, Pangaea Two Acquisition Holdings XXIIA, Ltd. (the parent company of the Company) irrevocably surrendered to the Company for nil consideration 300,000 ordinary shares of the Company. These 300,000 ordinary shares have been transferred to treasury shares and will be retained for future incentive grants to certain employees of the Company. Since these shares were repurchased by the Company for purposes other than retirement with no consideration paid, nil amount was recognized in the treasury shares balance in the consolidated balance sheet as of December 31, 2023.

On May 12, 2023, the Company offered to the holders of outstanding Public and Private warrants (“warrant holders”) for a warrant modification to issue 0.24 ordinary shares in exchange for each of the outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, the Company also solicited consents from holders of the warrants to modify the Warrant Agreement, which modification will govern all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.216 of an ordinary share, which is a ratio 10% less than the exchange ratio applicable to the Offer. (the “Warrant modification”). Pursuant to the exchange, the Company issued an aggregate of 5,419,744 ordinary shares in June 2023 in exchange for all of its outstanding warrants, increasing the balances of ordinary shares and Additional Paid in Capital in the amount of RMB365 and RMB105,931,016, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

24.	Shareholders’ Equity (continued)

On October 16, 2023, the Company issued 150,024 ordinary shares to L&L Tomorrow Holdings Limited as a bonus approved in 2023 to the Chief Executive Officer, Mr. Lu Yongchen. The total fair value of such shares was US$268,542, resulting in share-based compensation expense of US$268,542 (equivalent to RMB1,928,084) recognized for the year ended December 31, 2023 as general and administrative expenses.

In 2023, the Company reissued 573,252 treasury shares in connection with exercise of share option units or restricted share units by employee and directors. The difference between the exercise price and par value was recorded in Additional paid in capital in the amount of RMB1,412,126.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

25.	Loss Per Share

Basic and diluted losses per ordinary share for the years ended December 31, 2023, 2022 and 2021 are calculated as follow. Upon the completion of Merger Transaction (see Note 2), the basic and diluted weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was retrospectively adjusted to reflect the share split for the years ended December 31, 2023, 2022 and 2021, respectively.

	As of and for the year ended December 31,
	2023	2022	2021
Numerator:
Net loss attributable to shareholders of the Company	(876,250,383)	(742,645,232)	(381,721,019)

Denominator:
Basic and diluted weighted average number of ordinary shares	154,188,667	128,096,505	121,582,945

Basic and diluted loss per ordinary share (in RMB)	(5.68)	(5.80)	(3.14)

For the year ended December 31, 2023, the calculation of basic loss per ordinary shares excludes 1,400,000 unvested Earn-in Shares owned by the Sponsor of SPAC that would only be vested upon the Company’s future share price reaching certain price thresholds.

The following securities were excluded from the computation of diluted net loss per share because their effective would have been anti-dilutive or for which the contingent condition had not been met at the end of the period:

	For the Years Ended December 31,
	2023	2022	2021

Warrants	-	22,900,000	-
Earn-out Shares	14,000,000	14,000,000	-
Original Option Units	8,274,240	8,217,559	7,850,915
Additional Option Units	326,860	374,334	270,527
RSU	3,242,133	1,738,338	1,738,338
Liability-settled share-based payment to non-employee	200,000	200,000	-
Convertible notes	7,156,541	6,752,041	6,752,041

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	As of December 31, 2023			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB

Liabilities
Convertible notes	-	-	420,712,380	420,712,380
Liability-settled share-based payment to non-employee	-	-	2,833,080	2,833,080
Deferred contingent consideration	-	-	94,199,910	94,199,910

	-	-	517,745,370	517,745,370

	As of December 31, 2022			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	-	372,375,701	-	372,375,701

Liabilities
Convertible notes	-	-	354,080,264	354,080,264
ESA derivative liabilities	-	-	269,251,436	269,251,436
Warrant liabilities	-	-	19,083,004	19,083,004
Liability-settled share-based payment to non-employee	-	-	4,039,468	4,039,468

	-	-	646,454,172	646,454,172

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

The table below reflects the reconciliation from the opening balances to the closing balances for recuring fair value measurement of the fair value hierarchy for the years ended December 31, 2023, 2022 and 2021:

	Convertible notes	Short-term investments	Warrant liabilities	ESA derivative liabilities	Liability-settled share-based payment to non-employee	Deferred contingent consideration
Balance as of January 1, 2023	354,080,264	372,375,701	19,083,004	269,251,436	4,039,468	-
Additions					-	65,968,319
Changes in fair value, excluding impact of instrument-specific credit risk	58,280,908	3,584,872	83,966,126	(19,654,006)	(1,386,708)	26,106,460
Realized gain recognized in interest income	-	(5,718,400)	-	-	-	-
Changes in fair value due to instrument specific credit risk	2,116,740	-	-		-	-
Foreign currency translation adjustment	6,234,468	(944,458)	2,882,251	(126,498)	180,320	2,125,131
Exercise of Public and Private warrants	-	-	(105,931,381)	-	-	-
Settlement of Liability-settled share-based payment to employee	-	-	-	-	-	-
Settlement of 1st, 2nd and 3rd tranches of ESA Agreement	-	(369,297,715)	-	(249,470,932)	-	-
Balance as of December 31, 2023	420,712,380	-	-	-	2,833,080	94,199,910

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

	Convertible notes	Short-term investments	Warrant liabilities	ESA derivative liabilities	Liability-settled share-based payment to non-employee
Balance as of January 1, 2022	318,466,215	-	-	-	-
Additions	-	370,242,173	65,418,439	88,172,680	11,519,334
Changes in fair value, excluding impact of instrument-specific credit risk	4,493,605	2,133,528	(45,903,468)	186,598,308	(7,390,032)
Changes in fair value due to instrument specific credit risk	1,520,393	-	-	-	-
Foreign currency translation adjustment	29,600,051	-	(431,967)	(5,519,552)	(89,834)
Balance as of December 31, 2022	354,080,264	372,375,701	19,083,004	269,251,436	4,039,468

Balance as of January 1, 2021	-	-	-	-	-
Additions	312,092,172	-	-	-	-
Changes in fair value of convertible notes, excluding impact of instrument-specific credit risk	5,577,001	-	-	-	-
Changes in fair value of convertible notes due to instrument-specific credit risk	548,029	-	-	-	-
Foreign currency translation adjustment	249,013	-	-	-	-
Balance as of December 31, 2021	318,466,215	-	-	-	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

The convertible notes were measured at fair value using the Binomial Option Pricing Model. The ESA derivative liabilities and Liability-settled share-based payment to non-employee were measured at fair value using the Black-Scholes Option Pricing Model. The warrants liabilities were measured at fair value using the Monte Carlo Simulation Model. The Deferred Contingent consideration were measured at fair value using a combination of discounted cashflow model and the Black-Scholes model as it is largely based on revenue generated from Popeyes restaurants.

As of December 31, 2023, the assumptions were as follow:

	Convertible notes		Liability-settled share-based payment to non-employee		Deferred contingent consideration
Expected volatility		22.00%		64.00%		22.00%
Risk-free interest rate (per annum)		4.00%		5.23%		4.20%
Expected dividend yield		0.00%		0.00%		0.00%
Fair value of the underlying ordinary share	US$	1.75	US$	1.75	US$	1.75
Bond yield		10.60%		N/A		N/A
Discount rate		N/A		N/A		23.00%
Annual per store revenue growth rate		N/A		N/A		2.00%

December 31, 2022, the assumptions were as follow:

	Convertible notes		ESA derivative liabilities		Warrants liabilities		Liability- settled share-based payment to non-employee
Expected volatility		28.00%		18.00%-26.00%		26.00%		26.00%
Risk-free interest rate (per annum)		4.10%		4.05%-4.62%		4.07%		4.39%
Expected dividend yield		0.00%		0.00%		0.00%		0.00%
Fair value of the underlying ordinary share	US$	2.78	US$	2.78	US$	2.78	US$	2.78
Bond yield		13.30%		N/A		N/A		N/A

The fair value of the Convertible notes, Liability-settled share-based payment to non-employee and Deferred contingent consideration as of December 31, 2023 were estimated by management with the assistance of an independent valuation firm.

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Convertible Notes and Deferred contingent consideration.

The expected volatility was estimated based on the historical volatility of the Company with a time horizon close to the expected term of the liability-settled share-based payment to non-employee.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Notes in effect at the valuation date of Convertible Notes, Deferred contingent consideration and liability-settled share-based payment to non-employee. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares and the Company does not intend to pay dividend before the Company becomes profitable. The bond yield was based on the market yield of comparable bonds with similar credit rating. The fair value of the Company’s ordinary shares was obtained from the listed trading price of THIL.

The cashflow forecast of Deferred contingent consideration is based on management plan of Popeyes restaurants to be opened during the forecast period and expected average revenue per store, which consider the store opening milestones stipulated in the Popeyes master development agreement and historical experience of per store revenue with comparable store size and type of food menu.

The inputs used in the analysis for December 31, 2023 were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity.

Nonrecurring Fair Value Measurements

The Company measures its property and equipment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Long-lived assets within asset groups were measured at fair value on a nonrecurring basis as of the end of each quarter during 2023 due to an impairment recognized on those assets at that date (see Note 9). Fair value of the asset groups were estimated by RMB19,663,421 using quoted selling price for identical assets of the kitchen equipment within asset group under the market approach classified in Level 2 of the fair value hierarchy.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

27.	Related Parties

The related parties are summarized as follow:

Cartesian Capital Group, LLC	Ultimate controlling party
Pangaea Two, LP	Intermediate holding company
Pangaea Two Acquisition Holdings XXIIA, Ltd.	Parent company
Tim Hortons Restaurants International GmbH	Shareholder of the Company
Pangaea Three Acquisition Holdings IV, Limited	A subsidiary of ultimate holding company and shareholder of the Company subsequent to March 30, 2023
TDL Group Corp	A subsidiary of investor’s ultimate holding company
Pangaea Data Tech (Shanghai) Co., Ltd	A subsidiary of investor’s ultimate holding company
PLK APAC Pte. Ltd.	A subsidiary of investor’s ultimate holding company

The material related party transactions are summarized as follows:

		For the Years Ended December 31,
		2023	2022	2021
Continuing franchise fee to Tim Hortons Restaurants International GmbH	(i)	51,697,551	31,882,569	15,576,324
Continuing franchise fee to PLK APAC Pte. Ltd.	(i)	488,633	-	-
Upfront franchise fee to Tim Hortons Restaurants International GmbH	(ii)	27,318,877	23,553,799	24,265,373
Upfront franchise fee to PLK APAC Pte. Ltd	(ii)	513,564	-	-
Purchase of coffee beans from TDL Group Corp	(iii)	63,400,907	49,135,749	28,168,228
Provision of consumer research service to THRI		-	-	428,148
Services provided by Pangaea Data Tech (Shanghai) Co., Ltd	(iv)	8,778,892	7,206,906	-
Reimbursements to Cartesian Capital Group, LLC	(vi)	-	1,845,960	-

(i)	Pursuant to the master development agreement between the Company and THRI and PLK, pays continuing franchise fee based on certain percentage of revenue generated from Company owned and operated stores and franchise stores, and such continuing franchise fee was recorded in Franchise and royalty expenses.

(ii)	Pursuant to the master development agreement between the Company and THRI and PLK, the Company pays upfront franchise fee for each newly opened store to THRI and PLK during the term of the master development contract. The amortization expense of upfront franchise fee in the amount of RMB1,837,556, RMB334,034 and nil for the years ended December 31, 2023, 2022 and 2021, respectively, are included in Franchise and royalty expense financial caption.

(iii)	The Company purchased coffee beans from TDL Group Corp. for its daily operation in the amount of RMB63,400,907, RMB49,135,749 and RMB28,168,228 for the year ended December 31, 2023, 2022 and 2021, respectively.

The Company sold and recognized coffee beans purchased from TDL Group Corp.for its daily operation in the costs of food and packaging in the amount of RMB72,109,353, RMB36,862,860 and RMB19,521,561 for the year ended December 31, 2023, 2022 and 2021, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

27.	Related Parties (continued)

(iv)	Pangaea Data Tech (Shanghai) Co., Ltd. (“DataCo”) provides various data maintenance and management services, technical supports and consulting services in support of the operation of the Company. RMB998,515,RMB550,000, and nil for the years ended December 31, 2023, 2022 and 2021, respectively of purchased services are recognized in other operating expenses, respectively while RMB7,780,377, RMB6,656,906 and nil are capitalized in property and equipment for the years ended December 31, 2023, 2022 and 2021 respectively.

(v)	On March 30, 2023, the Company acquired Popeyes China. As part of the consideration, the Company is obligated to pay Deferred Contingent Consideration. See Note 3 for details of Popeyes Transaction involving Pangaea Three Acquisition Holdings IV, Limited.

(vi)	Cartesian Capital Group, LLC paid travel and entertainment expenses relating to Company’s directors on behalf of the Company.

As of December 31, 2023 and 2022, the balances of transactions with related parties are set forth below:

Amount due to related parties:

		December 31, 2023	December 31, 2022
Current
TDL Group Corp	(iii)	4,033,513	9,690,952
Tim Hortons Restaurants International GmbH	(i)(ii)	44,809,370	10,390,081
PLK APAC Pte. Ltd.	(v)	1,002,196	-
Pangaea Data Tech (Shanghai) Co., Ltd	(iv)	2,209,363	1,470,000
Cartesian Capital Group, LLC	(vi)	949,766	933,930
Subtotal		53,004,208	22,484,963
Non-current
Pangaea Three Acquisition Holdings IV, Limited	(v)	84,779,919	-
PLK APAC Pte. Ltd.	(v)	9,419,991	-
Subtotal		94,199,910	-

Total		147,204,118	22,484,963

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

28.	Segment reporting

The Company does not allocate service expenses incurred in the headquarter, share-based compensation, income taxes or other non operating items to segments. The Company didn’t include assets information in the segment disclosure since no asset information provided to the CODM.

	For the year ended December 31, 2023
	Tim Hortons	Popeyes	Totals
Revenues	1,560,005,807	15,774,373	1,575,780,180
Company owned and operated store costs and expenses	1,454,278,517	23,384,730	1,477,663,247
Segment loss before income taxes	(564,610,851)	(33,257,723)	(597,868,574)
Other significant noncash items:
Depreciation and amortization	163,154,711	2,749,861	165,904,572
Loss on disposal of property and equipment	16,404,477	-	16,404,477
Provision for Inventories write-down	11,589,111	-	11,589,111
Impairment on long-live assets	111,426,961	-	111,426,961

The following is reconciliation of reportable segment loss before tax to the Company’s consolidated loss before income tax. No additional reconciliation of reportable segment revenue since no further reconciliation item between the Company’s consolidated total revenue and segment revenue. There was only one reportable segment for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2023

Segment loss before income taxes-	(597,868,574)
Service expenses incurred at headquarter	(38,837,164)
Share-based compensation	(64,476,991)
Interest income	14,249,793
Interest expense	(20,425,644)
Foreign currency transaction loss	(16,771,124)
Changes in fair value of Deferred Contingent consideration	(26,106,460)
Changes in fair value of convertible notes	(58,280,908)
Changes in fair value of warrant liabilities	(83,966,126)
Changes in fair value of ESA derivative liabilities	19,654,006
Loss before income taxes	(872,829,192)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

29.	Subsequent Events

On March 7, 2024 and March 20, 2024, the Company executed junior promissory notes (as borrower) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands limited liability company and the existing shareholder and a related party of the Company as disclosed in note 27 (as lender), with principal of US$5 million and US$15 million, respectively. The junior promissory notes were due on April 7, 2024 and April 20, 2024 and were subsequently extended to August 31, 2024 thereafter. The junior promissory notes carried an annual interest rate equal to the latest one-month term Secured Overnight Financing Rate reference rate as published by the CME Group Benchmark Administration plus 8.0%.

30.	Parent Only Financial Information

The following condensed parent company financial information of TH International Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial information. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions of long-term obligations or guarantees of TH International Limited, except for those, which have been separately disclosed in the consolidated financial information.

Condensed Balance Sheets

	As of December, 31
	2023	2022
	RMB	RMB

ASSETS
Current assets
Cash	2,319,427	29,472,174
Short-term investments	-	372,375,701
Amounts due from subsidiaries	51,198,256	298,205,305
Prepaid expenses and other current assets	3,665,297	3,656,415
Total current assets	57,182,980	703,709,595
Non-current assets
Intangible assets, net	51,054,462	53,685,458
Total non-current assets	51,054,462	53,685,458
Total assets	108,237,442	757,395,053

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Derivative financial liabilities	-	269,251,436
Other current liabilities	20,532,039	6,129,649
Total current liabilities	20,532,039	275,381,085
Non-current liabilities
Derivative financial liabilities - non-current	-	19,083,004
Amount due to related parties	94,199,910
Convertible notes, at fair value	420,712,380	354,080,264
Total non-current liabilities	514,912,290	373,163,268
Total liabilities	535,444,329	648,544,353

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

30.	Parent Only Financial Information (continued)

Condensed Balance Sheets (continued)

	As of December, 31
	2023	2022
	RMB	RMB
Shareholders’ equity (deficit)
Ordinary shares	9,733	8,616
Additional paid-in capital	1,807,715,296	1,472,014,651
Accumulated losses	(2,256,423,775)	(1,380,173,392)
Accumulated other comprehensive income	21,491,865	17,000,825
Total shareholders’ (deficit) equity	(427,206,881)	108,850,700

Total liabilities and shareholders’ (deficit) equity	108,237,442	757,395,053

Condensed Statements of Operations

	For the Years Ended December 31,
	2023	2022	2021
	RMB	RMB	RMB

General and administrative expenses	103,314,272	88,435,187	1,976,807
Franchise and royalty expenses	3,527,900	3,378,650	3,223,700
Other income	-	(337,865)	-
Total costs and expenses, net	106,842,172	91,475,972	5,200,507

Operating loss	(106,842,172)	(91,475,972)	(5,200,507)

Equity in loss of subsidiaries	(628,343,362)	(506,340,297)	(370,940,089)
Interest income	7,641,583	359,607	-
Foreign currency transaction loss	(6,944)	(125)	(3,422)
Changes in fair value of Deferred Contingent consideration	(26,106,460)	-	-
Changes in fair value of convertible notes	(58,280,908)	(4,493,605)	(5,577,001)
Changes in fair value of warrant liabilities	(83,966,126)	45,903,468	-
Changes in fair value of ESA derivative liabilities	19,654,006	(186,598,308)	-

Loss before income taxes	(876,250,383)	(742,645,232)	(381,721,019)

Income tax expenses	-	-	-

Net loss	(876,250,383)	(742,645,232)	(381,721,019)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

30.	Parent Only Financial Information (continued)

Condensed Statements of Comprehensive Loss

	For the Years Ended December 31,
	2023	2022	2021
	RMB	RMB	RMB
Net loss	(876,250,383)	(742,645,232)	(381,721,019)
Other comprehensive income (loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(2,116,740)	(1,520,393)	(548,029)
Unrealized gain on short-term investments, net of nil income taxes	3,584,872	2,133,528	-
Amounts reclassified from accumulated other comprehensive income	(5,718,400)	-	-
Foreign currency translation adjustment, net of nil income taxes	8,741,308	(19,356,001)	(2,889,641)

Total comprehensive loss	(871,759,343)	(761,388,098)	(385,158,689)

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2023	2022	2021
	RMB	RMB	RMB
Net cash used in operating activities	(33,401,467)	(7,345,572)	(1,122,560)
Net cash provided by (used in) investing activities	53,570,674	(895,671,288)	(294,289,816)
Net cash provided by (used in) financing activities	(46,058,129)	621,610,726	597,662,648
Effect of foreign currency exchange rate changes on cash	(1,263,825)	(2,424,651)	2,788,102
Net (decrease) / increase in cash	(27,152,747)	(283,830,785)	305,038,374
Cash at beginning of year	29,472,174	313,302,959	8,264,585
Cash at end of year	2,319,427	29,472,174	313,302,959

Supplemental disclosure of non-cash investing and financing activities:
Accrued offering costs paid by subsidiaries of TH International Limited	-	4,039,468	3,623,684