Form 20-F
period 2024-12-31
TH International Ltd
filed 2025-05-15
CIK 1877333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Dong Li, Chief Financial Officer

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary share, par value US$0.0000469793497033866 per share	THCH	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 0.2 Series A-2 Convertible Preferred Share outstanding, par value US$ 0.00004697934970338660 per share, 0.2 Class A-1 Special Voting Share outstanding, par value US$ 0.00004697934970338660 per share, and 33,243,582 Ordinary shares outstanding, par value US$ 0.00004697934970338660 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F (the “Annual Report”):

●	“A&R Warrant Agreement” means the assignment, assumption and amended & restated warrant agreement among THIL, Silver Crest and Stock Transfer & Trust Company, dated September 28, 2022 and amended on June 12, 2023.

●	“Board” means the board of directors of THIL.

●	“Business Combination” means THIL’s business combination with Silver Crest, pursuant to that certain the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2021, by and among Silver Crest, THIL, and Miami Swan Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of THIL (“Merger Sub”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 30, 2022, Amendment No. 2 to the Agreement and Plan of Merger, dated March 9, 2022, Amendment No. 3 to the Agreement and Plan of Merger, dated as of June 27, 2022, and Amendment No. 4 to the Agreement and Plan of Merger, dated as of August 30, 2022, in each case by and among Silver Crest, THIL and Merger Sub.

●	“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Company,” “we,” “our,” “us,” “THIL” or similar terms means TH International Limited and/or its subsidiaries. All references to “THIL” with respect to business operations shall mean THIL’s PRC Subsidiaries, unless otherwise indicated.

●	“DataCo” means Pangaea Data Tech (Shanghai) Co., Ltd.

●	“ESA” means the Equity Support Agreement, dated March 8, 2022, between THIL and Shaolin Capital Management LLC, which assigned all of its rights and obligations under the agreement to Shaolin Capital Partners Master Fund Ltd, DS Liquid DIV RVA SCM LLC, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC on May 25, 2022, as amended by Amendment No. 1 to the Equity Support Agreement, dated July 28, 2022.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Facility” means a committed equity facility established pursuant to an Ordinary Share Purchase Agreement, dated as of March 11, 2022, by and between THIL and CF Principal Investments LLC (“Cantor”) (as amended by Amendment No. 1 on November 9, 2022).

●	“Hong Kong Subsidiaries” means TH Hong Kong International Limited and any other Hong Kong-incorporated subsidiary that THIL may have in the future.

●	“Initial Holders” means the Silver Crest Management LLC, TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited.

●	“Issuer Release Amount” means payments that THIL is entitled to receive from a collateral account pursuant to the terms of the ESA.

●	“ordinary shares” means the ordinary shares, par value of 0.00000939586994067732 prior to the Reverse Stock Split (as defined below) and $0.0000469793497033866 per share after the Reverse Stock Split, of THIL.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“PLK” means PLK APAC Pte. Ltd., a company organized and existing under the laws of Singapore, PLKC HK International Limited, a limited liability company organized under the laws of Hong Kong, and PLKC International Limited.

●	“Popeyes China” means PLKC International Limited, a Cayman Islands exempted company.

●	“Popeyes Shanghai” means Bobipai (Shanghai) Catering Management Co.

●	“PRC” means the People’s Republic of China.

●	“PRC Subsidiaries” means Tim Hortons (China) Holdings Co., Ltd., Shanghai Donuts Enterprise Management Co., Ltd., Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd., Tim Coffee (Shenzhen) Co., Ltd., Tim Hortons (Shenzhen) Food and Beverage Co., Ltd., and Popeyes China, PLK and Popeyes Shanghai from March 30, 2023 to June 28, 2024 and/or any other PRC-incorporated subsidiary that THIL may have in the future.

●	“private placement warrants” means the 4,450,000 warrants issued by THIL to the Sponsor in connection with the Business Combination in exchange for the warrants originally issued by Silver Crest to the Sponsor in a private placement concurrently with its initial public offering and an aggregate of 1,200,000 warrants issued by THIL to TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited at the closing of the Business Combination, each entitling the holder to purchase one ordinary share of THIL at an exercise price of $57.50 per share (subject to adjustment), provided that such warrants have not become public warrants as a result of being transferred to any person other than the Initial Holders’ permitted transferees.

●	“public warrants” means the 17,250,000 redeemable warrants issued by THIL in connection with the Business Combination to holders of Silver Crest’s warrants issued in its initial public offering, each entitling the holder to purchase one ordinary share of THIL at an exercise price of $57.50 per share (subject to adjustment).

●	“Resale Registration Statement” means the registration statement on Form F-1 (Registration No. 333-267864) initially filed by THIL with the SEC on October 13, 2022 and declared effective by the SEC on December 22, 2022.

●	“Reference Period Payment” means payments that THIL is required to pay to the ESA Investors from a collateral account pursuant to the terms of the ESA.

●	“Same-store sales growth” means the percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Silver Crest” refers to Silver Crest Acquisition Corporation, a Cayman Islands exempted company.

●	“Sponsor” refers to Silver Crest Management LLC, a Cayman Islands limited liability company.

●	“system-wide stores” means stores owned and operated by THIL and franchise stores.

●	“THIL Articles” means the amended and restated memorandum and articles of association of THIL adopted by a Special Resolution passed on March 9, 2022 and effective September 28, 2022.

●	“U.S. dollars,” “U.S.$” or “$” means the legal currency of the United States.

●	“U.S. GAAP” means accounting principles generally accepted in the United States of America.

●	“VWAP” means, for the THIL’s ordinary shares for a specified period, the dollar volume-weighted average price for the ordinary shares on the Nasdaq Stock Market (“Nasdaq”), for such period, as reported by Bloomberg through its “AQR” function. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

●	“VWAP Trading Day” means any day on which Nasdaq is scheduled to be open for reading for its regular trading session and (A) there is no failure by Nasdaq to open for trading during its regular trading session on such date (such an event, a “VWAP Market Disruption Event”) or an event that any ESA Investor concludes, upon consultation with external counsel, that it is reasonably appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures (in the case of any self-regulatory requirements or related policies and procedures, solely to the extent such self-regulatory requirements or related policies and procedures are consistently applied in good faith to all similarly situated counterparties in all similar contexts) for it to refrain from effecting transactions with respect to THIL’s ordinary shares (such an event, a “Regulatory Disruption”) and (B) trading in THIL’s ordinary shares generally occurs on Nasdaq. If a VWAP Market Disruption Event or Regulatory Disruption occurs, the Calculation Agent (as defined in the ESA) shall determine if such VWAP Trading Day is (i) a disrupted day in full, in which case such day shall not be a VWAP Trading Day, or (ii) a disrupted day in part, in which case the Calculation Agent (as defined in the ESA) shall determine the VWAP for such VWAP Trading Day based on the volume-weighted average price of trades in THIL’s ordinary shares on such VWAP Trading Day effected before the applicable Regulatory Disruption based on the <VAP> screen on Bloomberg or similar, as determined by the Calculation Agent (as defined in the ESA) if THIL’s ordinary shares are not so listed or traded on Nasdaq, then “VWAP Trading Day” means a business day.

This Annual Report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

DISCONTINUED OPERATIONS AND BASIS OF PRESENTATION

We accounted for the business of PLKC International Limited and its subsidiaries (“Popeyes China”) as discontinued operations as a result of the sale of 100% of equity interest of Popeyes China to PLK APAC Pte. Ltd, a subsidiary of RBI, on June 28, 2024.

As a result of the above transactions, the business of Popeyes China has been accounted for as discontinued operations in accordance with U.S. GAAP in our audited consolidated financial statements. In Item 5. “Operating and Financial Review and Prospects” and other items relating to our financial results of operations, the Popeyes China business are disclosed as discontinued operations in accordance with U.S. GAAP. In the consolidated financial statements for the year ended December 31, 2024, Popeyes China’s operational results and cash flows have been excluded from our financial results from continuing operations and have been separately itemized and disclosed under discontinued operations. Retrospective adjustments to the historical statements of operations and cash flows have also been made to provide a consistent basis of comparison for the financial results. Furthermore, retrospective adjustments have been made to categorize and label Popeyes China’s assets and liabilities as “assets or liabilities of discontinued operations” on the balance sheets for the comparative periods. Additionally, Popeyes China’s operating metrics have been excluded from our operating metrics and Non-GAAP financial measures, and have been separately itemized and disclosed as discontinued operations.

In addition, on January 7, 2025, we announced a 1-for-5 reverse stock split of our ordinary shares effective December 31, 2024 at 5:00pm Eastern Time (the “Reverse Stock Split”). The Reverse Stock Split was approved by our shareholders on December 20, 2024 and the board of directors on December 23, 2024. Our ordinary shares began trading on an adjusted basis giving effect to the Reverse Stock Split on January 13, 2025 under the existing ticker symbol “THCH”. As a result of the Reverse Stock Split, our authorized share capital shall be US$5,000 divided into 100,000,000.00 ordinary shares with a nominal or par value of US$0.0000469793497033866 each and 6,429,740.547038 shares with a nominal or par value of US$0.0000469793497033866 each of such class or classes (however designated) as the board of directors may determine in accordance with our memorandum and articles of association. The reverse stock split affects all shareholders uniformly and does not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares. Retrospective adjustments to the historical number of ordinary shares have been made to provide a consistent basis of comparison for this registration statement.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	THIL’s markets are rapidly evolving and may decline or experience limited growth;

●	THIL’s ability to retain and expand its customer base;

●	THIL’s reliance on third-party suppliers;

●	THIL’s ability to compete effectively in the markets in which it operates;

●	THIL’s quarterly results of operations may fluctuate for a variety of reasons;

●	failure to maintain and enhance the Tim Hortons brand;

●	THIL’s ability to successfully and efficiently manage its current and potential future growth;

●	THIL’s dependence upon the continued growth of e-commerce and usage of mobile devices;

●	THIL’s ability to ensure food safety and quality control;

●	failure to prevent security breaches or unauthorized access to THIL’s or its third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	the effects of health epidemics, including the COVID-19 pandemic; and

●	the other matters described in the section titled “Item 3. Key Information-D. Risk Factors.”

You should read this Annual Report and the documents that we refer to in this Annual Report thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information-D. Risk Factors,” “Item 4. Information on the Company-B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this Annual Report. You should read thoroughly this Annual Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

THIL is a Cayman Islands exempted company that acts as a holding company and conducts its operations in mainland China through its PRC Subsidiaries. THIL is not a Chinese operating company and does not directly own any substantive business operations in mainland China. The securities you hold are securities of THIL, not those of its operating companies, and you may never directly hold any equity interests in its operating companies. This holding company structure involves unique risks to investors. For example, PRC regulatory authorities could disallow this operating structure and limit or hinder THIL’s ability to conduct its business through, receive dividends from or transfer funds to the operating companies or maintain listing on a U.S. or other foreign exchange, which could cause the value of THIL’s securities to significantly decline or become worthless. In addition, THIL and its subsidiaries incorporated under the laws of the PRC (the “PRC Subsidiaries”) face various legal and operational risks associated with doing business in China. For a detailed description of the risks related to THIL’s holding company structure and doing business in China, see “D. Risk Factors - Risks Related to Doing Business in China.” These risks arise from, among other things, PRC governmental authorities’ significant oversight and discretion over the business and financing activities of its PRC Subsidiaries, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies with little advance notice, uncertainties and inconsistencies regarding the interpretation and enforcement of laws and regulations, difficulties or delays in obtaining regulatory approvals for listing on a foreign stock exchange or conducting certain business activities and increasing oversight on cybersecurity and data privacy and potential anti-monopoly actions related to the PRC government’s recently issued statements and instituted regulatory actions. These risks could result in a material change in the operations of THIL’s PRC Subsidiaries and significantly limit or completely hinder THIL’s ability to maintain listing on a U.S. or other foreign stock exchange, to accept foreign investments and to offer or continue to offer securities to foreign investors. THIL and its PRC Subsidiaries are also subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future.

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

Dividends. Dividends from its subsidiaries is an important source of financing for THIL. Restrictions on THIL’s PRC Subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC Subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; (ii) each of the PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC Subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC Subsidiary upon dividend remittance. Such restrictions under current PRC laws and regulations, or any new restrictions that could be imposed by new PRC laws and regulations that may come into effect in the future, could have a material and adverse effect on THIL’s ability to distribute profits to its shareholders. As of the date of this Annual Report, neither THIL nor any of its subsidiaries has made any dividends or distributions to its parent company or any U.S. investor. THIL is not subject to any restrictions under Cayman Islands law on dividend distribution to its shareholders, save that THIL may only declare and pay a dividend on its shares out of either profit or share premium account and provided that a dividend may not be paid if this would result in THIL being unable to pay its debts as they fall due in the ordinary course of business, and THIL currently intends to distribute cash dividends after it becomes profitable. Any determination to pay dividends in the future will be at the discretion of the Board. See “Item 8. Financial Information-Dividend Policy.”

Subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company”, the gross amount of any distribution that THIL makes to investors with respect to its ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of its current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if THIL is considered a PRC tax resident enterprise for tax purposes, any dividends it pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. For further discussion on PRC and United States federal income tax considerations of an investment in THIL’s ordinary shares, see “Item 10. Additional Information-E. Taxation.”

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

Shareholder loans and capital contributions. THIL’s subsidiaries may only access THIL’s proceeds from the offerings of its listed securities through loans or capital contributions from THIL. Loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. As of the date of this Annual Report, THIL has transferred an aggregate of US$329.9 million in cash to TH Hong Kong International Limited (“THHK”) as capital injections and shareholder loans, and THHK has transferred an aggregate of US$266.0 million in cash to Tim Hortons China and US$16.5 million in cash to Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd. as capital injections and shareholder loans. See page F-21 of this Annual Report for additional information on the amount of cash balances held at financial institutions in mainland China and Hong Kong as of December 31, 2022, 2023 and 2024, respectively.

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

In addition, THIL faces risks related to the fact that its auditor is an independent registered accounting firm based in mainland China. Under the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that THIL has filed audit reports issued by a registered public accounting firm that has not been subject to inspections for three consecutive years, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction and will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. The Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was passed by the U.S. Senate on June 22, 2021 and enacted on December 23, 2022 shortens the three-consecutive-year compliance period under the HFCAA to two consecutive years and, as a result, reduces the time before the potential trading prohibition against or delisting of THIL’s securities. On December 29, 2022, the Consolidated Appropriations Act was signed into law, which contains, among other things, an identical provision to AHFCAA that reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including THIL’s auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and THIL continues to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, it would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that THIL would not be identified as a Commission-Identified Issuer for any future fiscal year, and if it were so identified for two consecutive years, it would become subject to the prohibition on trading under the HFCAA. For a detailed description of the related risks, see “D. Risk Factors-Risks Related to Doing Business in China-The PCAOB had historically been unable to inspect our auditors in relation to their audit work. Our securities likely will be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.”

A	[Reserved]

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Summary of Risk Factors

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

In addition, THIL and its PRC Subsidiaries face various other legal and operational risks associated with doing business in China, which could result in a material change in the operations of THIL’s PRC Subsidiaries, cause the value of THIL’s securities to significantly decline or become worthless, and significantly limit or completely hinder its ability to accept foreign investments and offer or continue to offer securities to foreign investors. These risks include:

●	The offering of THIL securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase THIL’s compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate its future securities offerings. See “D. Risk Factors-Risks Related to Doing Business in China-Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.”

●	Regulatory developments in mainland China, in particular with respect to restrictions on companies based in mainland China raising capital offshore and the government-led cybersecurity reviews of certain companies, may lead to additional PRC regulatory review over THIL’s financing and capital raising activities in the United States. The approval and/or other requirements of PRC governmental authorities, such as the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”), may be required under PRC laws, regulations or policies. See “D. Risk Factors-Risks Related to Doing Business in China-The approval and/or other requirements of Chinese governmental authorities may be required in connection with our future issuance of securities to foreign investors under PRC laws, regulations or policies.”

●	PRC governmental authorities have significant oversight and discretion over the business operations of THIL’s PRC Subsidiaries and may seek to intervene or influence such operations at any time that the government deems appropriate to further its regulatory, political and societal goals. In addition, the PRC governmental authorities may also exert more control over offerings that are conducted overseas and/or foreign investment in issuers based in mainland China. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of THIL’s PRC Subsidiaries, significantly limit or completely hinder THIL’s ability to offer or continue to offer securities to investors, and cause the value of THIL’s securities to significantly decline or be worthless. See “D. Risk Factors-Risks Related to Doing Business in China-PRC governmental authorities’ significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”

●	THIL’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China, including, among others, overall economic growth, level of urbanization and level of per capita disposable income. See “D. Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

●	THIL is subject to significant uncertainty and inconsistency regarding the interpretation and enforcement of many PRC laws and regulations, and these laws and regulations can change quickly with limited advance notice. See “D. Risk Factors-Risks Related to Doing Business in China-The business operations of our PRC Subsidiaries are subject to various PRC laws and regulations, the interpretation and enforcement of which involve significant uncertainties as the PRC legal system is evolving rapidly.”

●	Due to the existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on the ability of THIL or its PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations, THIL’s cash and/or non-cash assets located in mainland China or held by THIL’s PRC Subsidiaries, such as Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., may not be available to fund its foreign currency needs or any foreign operations that it may have in the future or for other uses outside of mainland China, and THIL may not be able to effectively utilize the proceeds from the offerings of its listed securities to fund the operations or liquidity needs of its PRC Subsidiaries. For example, payment of dividends by THIL’s PRC Subsidiaries is subject to various restrictions, loans by THIL to its PRC Subsidiaries to finance their operations are subject to certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. Based on the experience of its management team, THIL does not believe that remittance of cash and/or non-cash assets from Hong Kong, including cash and/or non-cash assets held by THHK, a wholly-owned subsidiary of THIL incorporated under the laws of the HKSAR with no current business operations, is subject to the aforementioned interventions, restrictions and limitations by the PRC government or similar interventions, restrictions or limitations from the government of the HKSAR. To the extent that THIL’s cash and/or non-cash assets in Hong Kong or any cash and/or non-cash assets held by its Hong Kong Subsidiaries are subject to the aforementioned interventions, restrictions and limitations by the PRC government or the government of the HKSAR, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to THIL, to fund the operations of THIL’s subsidiaries outside Hong Kong or to be used outside of Hong Kong for other purposes. See “D. Risk Factors-Risks Related to Doing Business in China-Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements” and “Foreign exchange controls may limit our ability to effectively utilize our revenues and the proceeds from the offerings of our listed securities and adversely affect the value of your investment.”

●	The PCAOB had been unable to inspect THIL’s auditors. THIL’s securities will likely be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. See “D. Risk Factors-Risks Related to Doing Business in China-The PCAOB had historically been unable to inspect our auditors in relation to their audit work. Our securities likely will be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.”

●	THIL is a Cayman Islands exempted company that acts as a holding company and conducts its operations in mainland China through its PRC Subsidiaries. A majority of THIL’s assets, its entire management team and three of its directors are based in mainland China, and one of its directors is based in Hong Kong. Therefore, it may be difficult or costly for you to effect service of process within the U.S., enforce judgments of U.S. courts against THIL, its officers or these directors based upon the civil liability provisions of the U.S. federal securities laws or bring an original action in an appropriate foreign court to enforce liabilities against THIL, its officers or these directors or any person based upon the U.S. federal securities laws. See “D. Risk Factors-Risks Related to Doing Business in China-Your ability to effect service of legal process, enforce judgments or bring actions against us or certain of our officers and directors outside the U.S. will be limited and additional costs may be required.”

Risks Related to THIL’s Business and Industry

We have a limited operating history in China, which makes it difficult to predict our business, financial performance and prospects, and we may not be able to maintain our historical growth rates in future periods.

We opened our first coffee shop in China in February 2019. Although, as of December 31, 2024, we had grown to 1,022 system-wide stores across 82 cities in mainland China, our limited operating history may not be indicative of our future growth or financial results. Our growth rates may decline for any number of possible reasons, some of which are beyond our control. This includes changes to the general and specific market conditions, such as decreased customer spending, increased competition, declining growth in China’s coffee industry or China’s food and beverage sector in general, and the emergence of alternative business models. We plan to continue to expand our store network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, we may decide to slow down the pace of our store network expansion, the execution of our expansion plan is subject to uncertainty, and the number of orders and items sold may not grow at the rate we expect for the reasons stated above and the other reasons disclosed in this section. We may also actively adjust our store network expansion plans, including the closure of stores that do not achieve expected sales, which may negatively affect our results of operations. In addition, under our Amended and Restated Master Development Agreement with Tim Hortons Restaurants International GmbH (“THRI”), a subsidiary of RBI, dated August 13, 2021, as amended (the “A&R MDA”), the monthly royalty rate for stores owned and operated by our PRC Subsidiaries (the “company owned and operated stores”) and franchise stores opened from January 1, 2021 to August 30, 2021 are higher than the monthly royalty rate for stores opened before January 1, 2021, and the monthly royalty rate for stores opened from September 2022 to August 2023, from September 2023 to August 2024 and from September 2024 to August 2025 will be higher than the monthly royalty rate for stores opened in the immediately prior 12-month period. From August 2025 onwards, the royalty rate would be in a fix rate. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected, and the market price of our securities could decline.

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

We believe that our store sales, guest traffic and profitability are strongly correlated to consumer discretionary spending on food and beverage in general and freshly-brewed coffee in particular, which is mainly influenced by general economic conditions, unemployment levels, the availability of discretionary income and, ultimately, consumer confidence. A protracted economic slowdown, increased unemployment and underemployment of our customer base, decreased salaries and wage rates, inflation, rising interest rates or other industry-wide cost pressures adversely affect consumer behavior by weakening consumer confidence and decreasing consumer discretionary spending. For instance, economic growth in China has been slowing in the past few years and China’s GDP dropped from 8.1% in 2021 to 3.0% in 2022, and then recovered to 5.2% and 5.0% in 2023 and 2024, respectively. Governmental or other responses to economic challenges may be unable to restore or maintain consumer confidence. As a result of these factors, we may experience reduced sales and profitability, which may cause our business, financial condition and results of operations to suffer.

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

Our A&R MDA and our amended and restated company franchise agreement with THRI, among other things, set forth the procedures, requirements or standards for our store operations, including food safety, sanitation and workplace safety standards, and the obligations of THIL, its subsidiaries and all entities controlled by THIL. In addition, on June 28, 2024, we and our subsidiaries in Hong Kong and China entered into a Second Amendment to the A&R MDA (the “second A&R MDA”), the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend the Development Schedule and certain requirements relating to sub-franchising and the development of Tims Express and Tims Go. Our PRC Subsidiaries may not be able to successfully operate each of our stores in a manner consistent with such procedures, requirements or standards, or fulfill our obligations under such agreements, including with respect to store opening targets and quality control, and we may not be able to timely identify and rectify such issues, if at all. We also cannot assure you that we will be able to extend the term of the second A&R MDA after the current term expires or that THRI will not unilaterally terminate the second A&R MDA pursuant to their terms before the current term expires. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

A failure by THRI, or us in assisting THRI in protecting the intellectual property rights critical to our success could adversely affect our business, financial condition and results of operations.

Our business depends in part on consumers’ perception of the strength of the Tim Hortons brand. Under the terms of the second A&R MDA, we are required to assist THRI with protecting its intellectual property rights in the territories in which we operate. Nevertheless, any failure by THRI, or us in assisting THRI in protecting its intellectual property rights in the territories in which we operate or elsewhere could harm the brand image of Tim Hortons, which could adversely affect our competitive position, our business, financial condition and our results of operations.

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

We had 446 franchise stores as of December 31, 2024, all of which are operated by independent operators with whom Tim Hortons China entered into franchise agreements. Under these franchise agreements, Tim Hortons China will receive monthly payments from the sub-franchisees, which are a percentage of the sub-franchised restaurant’s gross sales, in addition to the revenue we generate from other franchise support activities. In 2022, 2023 and 2024, revenue attributable to such sub-franchisees accounted for approximately 2.3%, 5.3% and 12.4% of our total revenues, respectively. Our future prospects depend on (i) our ability to attract new sub-franchisees that meet our criteria and (ii) the willingness and ability of sub-franchisees to open stores in existing and new markets. We may be unable to identify sub-franchisees who meet our criteria, or if we identify such sub-franchisees, they may not successfully implement their expansion plans. Furthermore, sub-franchisees may not be willing or able to renew their franchise agreements with us due to low sales volumes, high real estate costs or regulatory issues. If our sub-franchisees fail to renew their franchise agreements, our revenues attributable to such sub-franchisees may decrease, which in turn could materially and adversely affect our business and operating results.

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

The success of any quick-service restaurant depends in substantial part on its location. The current locations of any of our system-wide stores may not continue to be attractive as demographic patterns change. Neighborhood or economic conditions where any of our company owned and operated stores or franchised stores are currently located could decline in the future, resulting in potentially reduced sales in those locations. Competition for restaurant locations can also be intense, and there may be delay or cancellation of new site developments by developers and landlords, which may be exacerbated by factors related to the commercial real estate or credit markets. If our PRC Subsidiaries or sub-franchisees are unable to obtain desirable locations for our restaurants at reasonable prices due to, among other things, higher-than- anticipated construction and/or development costs, difficulty negotiating leases with acceptable terms, discontinuation of our strategic collaboration with Easy Joy, China’s largest convenience store chain with more than 28,000 convenience stores, and for groceries and fresh goods, onerous land-use restrictions, or challenges in securing required governmental permits, then our ability to execute our growth strategies may be adversely affected. In addition, the competition for retail premises is intense in China. Based on their size advantage and/or their greater financial resources, some of our competitors may have the ability to negotiate more favorable lease terms than we can, and some landlords and developers may offer priority or grant exclusivity to some of our competitors for desirable locations. Failure to secure desirable store locations on commercially reasonable terms, or at all, could have a material adverse effect on our business, results of operations and ability to implement our growth strategy.

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

The cost, availability and quality of our principal raw materials, such as imported coffee beans, locally-sourced dairy products, and pre-made food and beverage items, are critical to the operations of our stores. The market for high-quality coffee beans is particularly volatile, both in terms of price changes and available supply. In particular, rising inflation and geopolitical tensions, including the Russia-Ukraine conflict and the Hamas-Israel conflict, have had, and could continue to have, an adverse impact on the global supply chain, including the availability and costs of certain raw materials, such as imported coffee beans. If the cost of raw materials and pre-made products continues to increase due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets or freight and logistics market, adverse trade policies, supply or labor shortages, rising transportation costs, higher inflation and other factors, we may not be able to fully offset such higher costs through price increases, and our inability or failure to do so could harm our business, financial condition and results of operations. In addition, as many of our coffee condiments and pre-made products have a relatively short shelf life, frequent and timely supply of these products is essential to our operations. Lack of availability of these products that meet our or THRI’s quality standards or timing requirements, whether due to shortages in supply, delays or interruptions in processing or transportation, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

In addition, we and our PRC Subsidiaries rely, and expect to continue to rely, significantly on DataCo to provide data maintenance and management services, technical support and consulting services in support of the operation of our loyalty program. For a more detailed description, see the section of this Annual Report titled “Item 4. Information on the Company-B. Business Overview-Digital Technology and Information Systems.” Any failure by DataCo to provide these services to our satisfaction, whether in terms of quality or timeliness, could have a material adverse effect on our business, financial condition and results of operations. Under our Business Cooperation Agreements with DataCo, Tim Hortons China shall pay a service fee to DataCo on an annual basis (or at any time agreed by the parties), which shall be reasonably determined by DataCo based on (i) the complexity and difficulty of the services, (ii) the seniority of and time consumed by the employees of DataCo providing the services; the specific content, scope and value of the services; and (iv) the market price for similar services. Should DataCo fail to meet our expectations or unreasonably charge us for the services, we may be unable to find an alternative service provider in a timely manner, or at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

Heightened tension in international trade and rising international political tensions, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

In recent years there have been heightened tensions in international relations, particularly between the United States and China. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These tensions have affected both diplomatic and economic ties between the two countries. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025. The final rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. We do not believe we are a Covered Foreign Person as defined under the final rule. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our shares and/or the ADSs may be materially and adversely affected. In addition, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as China and Canada and could propose additional tariffs or increases to those already in place. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges.

If any new tariffs, legislation, or regulations are implemented, or, in particular, if the U.S. government takes further retaliatory trade actions due to the recent U.S.-China trade tension, such changes could adversely affect our business, financial condition, and results of operations. Heightened tensions could also reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions and consumer confidence in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

If relations between China and the United States or China and Canada deteriorate, our business, results of operations and financial condition could be adversely affected.

At various times during recent years, the United States and China and Canada and China have had significant disagreements over monetary, economic, political and social issues and future relations between the United States and China and/or Canada and China may deteriorate. Changes in political conditions and changes in the state of geopolitical relations are difficult to predict and could adversely affect our business, results of operations and financial condition. In addition, because of our extensive operations in the Chinese market and because the Tim Hortons brand has roots in, and continues to be tied to, Canada, any deterioration in political or trade relations might cause a public perception that might cause our products to become less attractive. We cannot predict the extent to which adverse changes in China-U.S. or China- Canada relations will impact our ability to access capital or effectively do business in China. See “-Risks Related to Doing Business in China - Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult” for more information.

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

Satisfactory performance by our third-party suppliers, service providers and retail partners are critical to the business operations of our PRC Subsidiaries. For example, the failure of our raw material suppliers to ensure product quality, speedy delivery or compliance with applicable laws and regulations could interrupt the operations of our stores and result in supply shortfalls, impaired product quality and potential claims against us. Our PRC Subsidiaries also rely on third-party delivery services and retail partners to deliver our products to customers, which increases the risk of food tampering while in transit. Failure in providing timely and high-quality delivery services may result in customer dissatisfaction, which could also result in reduction in sales, loss of customers and damage to our image. Furthermore, guidelines issued by the SAMR and other regulatory authorities impose heightened regulatory requirements on food delivery platforms that our PRC Subsidiaries partner with, which could increase their operating costs and pricing and exacerbate the shortage of delivery drivers, especially during peak hours. In addition, under the Business Cooperation Agreements entered into by Tim Hortons China with DataCo, DataCo is obligated to use, and require its subcontractors to use, reasonable efforts to maintain procedures designed to protect the confidentiality of the personal data of our customers and store the collected personal data in compliance with applicable PRC laws and regulations. However, given the complexity of the applicable PRC laws and regulations and the significant uncertainty with respect to their interpretation and enforcement, we cannot assure you that DataCo or its subcontractors will be able to maintain compliance with these laws and regulations at all times.

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

In accordance with relevant PRC laws and regulations, our PRC Subsidiaries are required to maintain various approvals, licenses and permits to operate our company owned and operating stores and engage in commercial franchising activities. In the opinion of Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, our PRC Subsidiaries are required to obtain and maintain the following approvals, licenses and permits for the operation of our company owned and operated stores: (i) business licenses issued by the local SAMR, (ii) food operation licenses issued by the competent food safety supervision and administration department, and (iii) for some stores, fire safety inspection permits from the local fire department. Failure to obtain the necessary licenses, permits and approvals could subject such PRC Subsidiary to fines, confiscation of gains derived from the stores, or the suspension of operations of the stores. Specifically, (i) for stores without a business license, the in-charge government authorities may order such stores to rectify the non-compliance and impose a fine of up to RMB500,000 for each store; (ii) for stores without a food operation license, the in-charge government authorities may confiscate the income of such stores and their food, beverage and packaged products, raw materials and equipment and impose fines based on a multiple of the value of the food, beverage and packaged products of such store; and (iii) for stores that operate without the requisite fire safety inspection permit, the in-charge government authorities may order such stores to rectify the non-compliance, suspend their operations and impose a fine ranging from RMB30,000 to RMB300,000 for each store. As of December 31, 2024, out of the 576 company owned and operated stores operated by our PRC Subsidiaries, eight stores had not obtained the requisite business licenses or the requisite food operation licenses, which stores represented less than 1% of our total revenues for 2024. Local governments have significant discretion in promulgating, interpreting and implementing fire safety rules and policies. As a result, there is no assurance that the fire safety inspection permit will not be required for certain company owned and operated stores that we believe, based on evaluations conducted by external fire safety specialists, are not required to obtain a fire safety inspection permit under existing PRC laws, regulations or policies if relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on evaluations conducted by fire safety specialists engaged by us, six of our company owned and operated stores have not obtained those fire safety inspection permits that we believe are required under the applicable laws and regulations. Our PRC Subsidiaries are still in the process of applying for these outstanding licenses and permits and how soon these licenses and permits can be obtained is subject to regulatory approvals and certain other factors that are beyond their control. There can be no assurance that our PRC Subsidiaries will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner, and our PRC Subsidiaries may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores, which could adversely affect the business operations, financial condition and prospects of our PRC Subsidiaries, subject us to negative publicity and delay our store opening and expansion.

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

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key and qualified employees. We are required to account for share-based compensation in accordance with U.S. GAAP, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and profitability. See “Note 22-Share-based Compensation” of our consolidated financial statements included elsewhere in this Annual Report for additional information.

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

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information expose us to increased risk of privacy and/or security breaches as well as other risks. In connection with credit or debit card or mobile payment transactions in-restaurant, our company owned and operated stores and sub-franchisees collect and transmit confidential information by way of secure private retail networks. In February 2022, Tim Hortons China transferred control and possession of the personal data of their customers to DataCo, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see the section of this Annual Report titled “Item 4. Information on the Company-B. Business Overview-Digital Technology and Information Systems.”

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

Compared with the 2020 Cybersecurity Review Measures, the 2022 Cybersecurity Review Measures contain the following key changes: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk after a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that network data processing operators engaging in network data processing activities that affect or may affect national security must be subject to security review in accordance with the relevant PRC regulations. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

As of the date of this Annual Report, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to undergo cybersecurity review, nor have we or any of our PRC Subsidiaries received any warning or sanction in such respect or been denied permission from any PRC regulatory authority to list or maintain listing on U.S. exchanges. Based on the opinion of our PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to any offering or the business operations of our PRC Subsidiaries, because neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Regulations on Network Data Security Administration as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for its business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

We incurred net losses of RMB744.7 million, RMB872.9 million and RMB409.0 million (US$56.0 million) in 2022, 2023 and 2024, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB286.9 million, RMB196.1 million and RMB39.7 million (US$5.4 million) in 2022, 2023 and 2024, respectively. We have made significant up-front investments in digital technology and information system development, store network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

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

Our convertible notes or preferred shares may impact our financial results, result in the dilution of our shareholders, adversely affect our liquidity, create downward pressure on the price of our securities, and restrict our ability to raise additional capital or take advantage of future opportunities.

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

Furthermore, on June 28, 2024, we entered into a securities purchase agreement with THRI, Pangaea Three Acquisition Holdings IV Limited (“P3AHIV”) and Pangaea Two Acquisition Holdings XXIIA Limited (“PTAHXXIIA” and together with P3AHIV, the “Cartesian Investors”) pursuant to which we issued: (A) US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the settlement of overdue accounts payables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”). (B) One (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.0000469793497033866 per share (as adjusted for share splits and combinations) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met. (C) One (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has certain voting rights. (D) US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into ordinary shares (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the share purchase agreement, dated as of March 30, 2023, among the Company, PLK APAC Pte. Ltd., Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes. Additionally, subject to the satisfaction of certain operational and financial conditions set forth in the securities purchase agreement, we agreed to issue, and THRI agreed to purchase, (i) US$5.0 million of Series A Convertible Notes on each of August 15, 2024 and January 15, 2025. As of the date of issuance of the consolidated financial statements, the 2nd tranche of Series A Convertible notes has not been issued, and (ii) at the option of THRI additional Series A Convertible Notes as described in the securities purchase agreement. Each of the convertible notes will have a tenor of three (3) years from the initial closing date and bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional convertible notes to their respective outstanding principal amount. The convertible notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the convertible notes and certain customary events of default.

In addition, the conversion of the notes or preferred shares will cause dilution to our shareholders and the market price of our securities may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our securities by the sale, or potential sale, of ordinary shares issuable upon conversion of the notes or preferred shares could also encourage short sales by third parties, creating additional selling pressure on our share price.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value and harm our business, revenue and financial results.

As part of our business strategy, we intend to make acquisitions to add complementary companies, products or technologies. Our past and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. We may not successfully evaluate or utilize the acquired assets and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

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

Multiple factors have negatively impacted our business during the year ended December 31, 2024 and it is possible these factors may continue during 2025. We have not updated the long-term financial projections that we previously published in connection with our Business Combination with Silver Crest and, as a result of these factors, certain of the assumptions underlying our prior forecasts are no longer correct and investors should not place any reliance on those projections.

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

On August 1, 2021, the CSRC stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and recent regulatory development in China, and that both countries should strengthen communications on regulating China- related issuers. For details of risks relating to cybersecurity review, see “-Risks Related to THIL’s Business and Industry -We and our PRC Subsidiaries are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, on December 24, 2021, the CSRC released the draft Administrative Provisions on the Offshore Listing and Securities Issuance of PRC-Based Companies and the draft Administrative Measures on the Filing of Offshore Listing and Securities Issuance of PRC-Based Companies for public comments through January 23, 2022. On February 17, 2023, the CSRC promulgated the Trial Measures and several related rules, collectively the New Filing Rules, which became effective on March 31, 2023. Under the New Filing Rules, issuers that intend to list or offer securities on foreign stock exchanges or overseas-listed issuers that intend to list for its secondary listing or primary listing in any other overseas market through direct offshore listing (i.e., the listing of a PRC-incorporated company) or indirect offshore listing (i.e., the listing of an overseas company that meets both of the following conditions: (a) more than 50% of the revenue, profit, gross assets or net assets of the issuer in the last fiscal year originated from a PRC-incorporated company or companies, and (b) the issuer’s business operations are mainly conducted or located in mainland China, or a majority of the issuer’s senior executives in charge of its business operations are PRC citizens or habitually reside in mainland China) shall make a filing with the CSRC within three (3) business days upon the issuer’s initial filing of its listing application documents with the foreign stock exchange. In addition, under the New Filing Rules, an overseas-listed issuer will be subject to the following obligations of filing or report: (i) if the issuer issues securities in the future (excluding the securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc.) in the same overseas stock exchange, or such issuer issues convertible bonds, exchangeable bonds or preferred shares after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days upon the completion of such issuance; (ii) if the issuer seeks for the secondary listing or primary listing in any other overseas stock exchange after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days after submitting the application documents for issuance and listing overseas; (iii) if the issuer issues the securities in installments within the scope of authorization after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days after the completion of its first issuance and state the total amount of the securities to be issued. After the completion of each remaining issuance, it shall submit a consolidated report on the issuance to CSRC; (iv) an overseas listed issuer shall report detailed information to the CSRC within three (3) business days from the occurrence and announcement of the following major events, including the change of such issuer’s control right, investigation and punishment imposed by the overseas regulatory security authority or the relevant competent authority, change of its listing status or listed sector, and the termination of listing voluntarily or compulsorily; and (v) where there is any material change in the major business and operation activities of an overseas listed issuer and such change does not fall within the scope of filing requirement, such issuer shall, within three (3) business days from the occurrence of such change, submit a special report and a legal opinion issued by a PRC law firm to the CSRC to explain the relevant information. If the filing documents submitted to the CSRC are complete and in compliance with the applicable requirements, the CSRC will issue a notice of record within 20 business days. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the Trial Measures, under the New Filing Rules, the domestic companies that have completed overseas public offering and listing prior to the enactment of the New Filing Rules shall be regarded as existing issuers, or the Existing Issuers. As an Existing Issuer, we are subject to the requirements imposed by the New Filing Rules in connection with future securities offerings. Based on the opinion of our PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, we do not believe there will be any substantial obstacle in making these filings if we are required to do so. However, we cannot assure you that we will be able to complete such filing or comply with any other requirements that may be imposed on us under the New Filing Rules on a timely basis, or at all. Failure to comply with the filing requirements or any other requirements under the New Filing Rules could result in rectifications, warnings, and fine ranging from RMB1 million to RMB10 million, and any person who is directly in charge and other directly liable persons could also be subject to administrative penalties, such as warnings and fines. The controlling shareholders, actual controllers and any person who is directly in charge and other directly liable persons thereof of our PRC Subsidiary may be subject to fines if our noncompliance with the filing requirements are organized or instigated by such controlling shareholders and actual controllers.

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

On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that network data processing operators engaging in network data processing activities that affect or may affect national security must be subject to security review in accordance with the relevant PRC regulations. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. As of the date of this Annual Report, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to undergo for cybersecurity review, nor have we or any of our PRC Subsidiaries received any warning or sanction in such respect or been denied permission from any PRC regulatory authority to list or maintain listing on U.S. exchanges. Based on the opinion of our PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to any offering of our securities or the business operations of our PRC Subsidiaries, because neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Regulations on Network Data Security Administration as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for its business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

In addition, stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the years ended December 31, 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. If prices of our services and products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other actions, which could inhibit economic activity in the PRC and thereby harm the market for our services and products.

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

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that (i) violates PRC laws and regulations, (ii) impairs the national dignity or interest of the PRC, or divulges any state secret, (iii) involves designs of the PRC national flag, national emblem, national anthem or the music of the national anthem, the military flag, military song or military emblem, (iv) contains any obscene, pornographic, gambling, superstitious, horrible, or violent contents, or contains ethnic, racial, religious or sexual discrimination contents, (v) endangers personal or property safety or divulges individual privacy, or (vi) disparages products or services of other manufacturers or business operators, etc. We may be subject to claims by customers misled by information on our mobile ordering system, website or other portals where we put our advertisements. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may result in the diversion of management’s time and other resources from our business and operations to defending against these claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

Under PRC laws and regulations, loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE and/or the NDRC (with respect to foreign debts with a maturity of more than 1 year), and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC Subsidiaries through capital contributions, because there is no statutory limit on the amount of registered capital for our PRC Subsidiaries and we are allowed to make capital contributions to our PRC Subsidiaries by subscribing for their registered capital, provided that the PRC Subsidiaries complete the relevant filing and registration procedures. According to relevant PRC regulations on foreign-invested enterprises, capital contributions to our PRC Subsidiaries are required to be registered with SAMR or its local counterpart and a local bank authorized by the SAFE.

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

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment (the “2019 Circular 28”), which took effect on the same day. On December 24, 2023, SAFE further issued the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (the “2023 Circular 28”), which took effect on the same day. These circulars allow non-investment FIEs to use their capital funds to make equity investments in mainland China as long as such investments do not violate the then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, the 2019 Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. The 2023 Circular 28 relaxed the restrictions on the scale of preliminary expenses for overseas direct investment. The restriction that the cumulative remittance amount of preliminary expenses for overseas direct investment by a domestic enterprise shall not exceed the equivalent of US $3 million shall be abolished, provided that the cumulative remittance amount shall not exceed 15% of the total amount proposed to be invested by the PRC party. In addition, where a domestic equity transferor (including institutions and individuals) receives funds from equity transfer consideration paid by a domestic entity in a foreign currency and foreign exchange funds raised from overseas listing of a domestic enterprise, such funds may be directly remitted to the settlement account under the capital account. Funds in the settlement account under the capital account may be settled and used on its own. The funds from equity transfer consideration paid by a foreign-invested enterprise with Renminbi funds from income from foreign exchange settlement (sourced from income from direct foreign exchange settlement or Renminbi funds in the foreign exchange settlement account pending for payment) received by a domestic equity transferor may be directly transferred to the Renminbi account of the domestic equity transferor.

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

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by the SAFE in February 15, 2012, grantees of our incentive share awards who are PRC citizens or who are non-PRC residents continuously residing in mainland China for a continuous period of no less than a year shall, subject to limited exceptions, be required to register with the SAFE and complete certain other procedures through a domestic qualified agent and collectively retain an overseas entrusted institution to handle matters related to the exercise of stock options and the purchase and disposition of related equity interests. Failure to comply with these SAFE requirements may subject these individuals to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC Subsidiaries and limit our PRC Subsidiaries’ ability to distribute dividends to us.

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

If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

On July 19, 2024, we received a notice from the Nasdaq Stock Market LLC, stating that our ordinary shares fail to comply with the Minimum Bid Price Requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the ordinary shares for the 30 consecutive business days prior to the date of the notice, and we were given an initial compliance period of 180 calendar days, or until January 15, 2025, to regain compliance. On January 7, 2025, we announced a 1-for-5 share consolidation of our ordinary shares effective December 31, 2024 at 5:00pm Eastern Time (the “Reverse Stock Split”). Despite the aforementioned Reverse Stock Split, the bid price for our ordinary shares did not close at $1.00 or above for the requisite minimum consecutive number of trading days prior to January 15, 2025. As a result, we received a customary formal notice from Nasdaq on January 21, 2025, indicating that our ordinary shares were subject to delisting due to non-compliance. On January 28, 2025, we received another notification letter from Nasdaq confirming that we had regained compliance. For the last 10 consecutive business days, from January 13 through January 27, 2025, the closing bid price of our ordinary shares had been above $1.00 per share. Accordingly, we have regained compliance and our ordinary shares are no longer subject to delisting.

In the event of a delisting from the Nasdaq Capital Market, our ordinary shares would likely be traded in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or other exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed stocks. Accordingly, our ordinary shares would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than exchange-listed stocks. Additionally, many institutional investors are prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

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

To the extent that we sell ordinary shares under the Facility, substantial amounts of ordinary shares will be issued and available for resale by Cantor, which would cause dilution and represent a significant portion of our public float and may result in substantial decreases in our stock price. After Cantor has acquired shares under the Facility, Cantor may resell all, some or none of such ordinary shares at any time or from time to time in its discretion and at different prices. The per share purchase price of the ordinary shares that we elect to sell to Cantor in a VWAP Purchase, if any, will be equal to 97% of the VWAP of the ordinary shares during the applicable VWAP Purchase Period for such VWAP Purchase; accordingly, the purchase price per share that Cantor will pay for the ordinary shares purchased from us under the Facility, if any, will fluctuate based on the market price of our ordinary shares. In addition, because Cantor paid no cash consideration for the Commitment Fee Shares (as defined below), any proceeds received by Cantor upon its sale of the Commitment Fee Shares would be profit. As such, because Cantor may experience a potential profit compared to other public investors, it may be incentivized to sell its ordinary shares when our public shareholders are not, which could cause the market price of our ordinary shares to drop significantly. For more details, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Cash Flows and Working Capital-- Committed Equity Facility.”

In addition, we have filed the Resale Registration Statement with the SEC, registering up to 9,949,865 ordinary shares (excluding ordinary shares previously issuable upon the exercise of warrants) held by certain selling securityholders. The sales of these securities could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain selling securityholders may still experience a positive rate of return on the securities they purchased due to the lower price that they purchased their ordinary shares compared to other public investors and may be incentivized to sell their securities when others are not. The public securityholders may not experience a similar rate of return on the securities they purchase or have previously purchased due to differences in the purchase prices and the current trading price.

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

We may be a “controlled company” within the meaning of Nasdaq corporate governance rules, which could exempt us from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

As of the date of this Annual Report, Peter Yu, our Chairman and the Managing Partner of Cartesian Capital Group, LLC (“Cartesian”), indirectly beneficially owns approximately 48.6% of our outstanding ordinary shares through entities controlled by him. As a result of Peter Yu’s majority ownership and voting power, which would give him the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this registration statement), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our Board shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. We currently do not and do not intend to take advantage of these exemptions. However, in the event that we elect to rely on the exemptions, shareholders of THIL will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm have identified material weaknesses in our internal controls over financial reporting, which we have begun to address and have a plan to further address. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our company’s lacks of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) our company has inadequate period end financial closing policies and procedures to implement and effectively operate key controls over period end financial closing process for preparation of consolidated financial statements, including disclosures, in accordance with U.S. GAAP and relevant SEC financial reporting requirements; and (iii) Lack of design, implementation and operating effectiveness of certain general information technology controls in SAP system, including identification and authentication, logical access de-provisioning, privilege access management, program change, segregation of duties in IT program change, monitoring on system job and system recovery.

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

To remediate our identified material weaknesses, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, especially on complex U.S. GAAP accounting issues and related disclosures, (iii) enhancing U.S. GAAP accounting policies, procedures manual and management functions, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements, (v) engaging extend specialists and consultants to improve processes and system designs and monitoring controls over period-end financial closing procedures, (vi) formalize policies and procedures on account authorization, access management, program change validation and acceptance, data backup and system recovery; (vii) add personnel and allocate resources as necessary to support the increasing complexity of our SAP system; and (viii) reassess and select more qualified SAP service providers to improve the segregation of duties in SAP system management and to enhance our ability to assess the effectiveness of the SAP system control environment. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

On July 19, 2024, we received a notice from the Nasdaq Stock Market LLC, stating that our ordinary shares fail to comply with the $1.00 Minimum Bid Price Requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the ordinary shares for the 30 consecutive business days prior to the date of the notice. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were given an initial compliance period of 180 calendar days, or until January 15, 2025, to regain compliance with the Minimum Bid Price Requirement.

On January 7, 2025, we announced a 1-for-5 share consolidation of our ordinary shares effective December 31, 2024 at 5:00pm Eastern Time (the “Reverse Stock Split”). The Reverse Stock Split was approved by our shareholders on December 20, 2024 and the board of directors on December 23, 2024. Our ordinary shares began trading on an adjusted basis giving effect to the Reverse Stock Split on January 13, 2025 under the existing ticker symbol “THCH”. As a result of the Reverse Stock Split, our authorized share capital shall be US$5,000 divided into 100,000,000.00 ordinary shares with a nominal or par value of US$0.0000469793497033866 each and 6,429,740.547038 shares with a nominal or par value of US$0.0000469793497033866 each of such class or classes (however designated) as the board of directors may determine in accordance with our memorandum and articles of association.

Despite the aforementioned Reverse Stock Split, the bid price for our ordinary shares did not close at $1.00 or above for the requisite minimum consecutive number of trading days – at least 10, generally not more than 20 – prior to the expiration of the applicable grace period on January 15, 2025. As a result, we received a customary formal notice from Nasdaq on January 21, 2025, indicating that our ordinary shares were subject to delisting due to non-compliance.

On January 28, 2025, we received another notification letter from Nasdaq confirming that we had regained compliance. For the last 10 consecutive business days, from January 13 through January 27, 2025, the closing bid price of our ordinary shares had been above $1.00 per share. Accordingly, we have regained compliance with the Minimum Bid Price Requirement, and the matter is closed. Therefore, our ordinary shares are no longer subject to delisting.

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

We are an emerging coffee champion in China. Our vision is as simple as it is ambitious: to build the premier coffee and bake shop in mainland China. Founded by affiliates of Cartesian and THRI, the owner of the Tim Hortons brand, we are the parent company of the master franchisee of, and hold the right to operate, Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tim Hortons, one of the largest coffee, donut, and tea restaurant chains in the world, is deeply rooted in core values of inclusivity and community. We opened our first coffee shop in China in February 2019 and have grown dramatically since then, selling high-quality coffee and freshly prepared food items at attractive price points through company owned and operated stores and franchised stores. As of December 31, 2024, we had 1,022 system-wide stores across 82 cities in mainland China.

In addition, on March 30, 2023, we became the exclusive operator and developer of the Popeyes® brand in mainland China. As of December 31, 2023, we operated ten Popeyes store in mainland China. On June 28, 2024, we sold 100% of our equity interest in Popeyes China pursuant to a share purchase agreement dated June 28, 2024 with PLK APAC Pte. Ltd., for a purchase price of US$10.98 million. PLK APAC Pte. Ltd. is the franchisor of the Popeyes® brand for the Asia-Pacific region and a subsidiary of Restaurant Brands International Inc. Concurrently with the sale of Popeyes China, we also entered a transition services agreement to provide the PLK APAC Pte. Ltd. and Popeyes China (and its subsidiaries) certain services for a period of up to 180 days following the closing date (which period may be extended by a further period of 180 days at the election of PLK APAC Pte. Ltd.).

As of the date of this Annual Report, we do not have any stores outside of mainland China. In addition to our physical store network, we have built a rapidly expanding base of loyal customers and a robust technology infrastructure that facilitates digital ordering and supports the efficient growth of our business. In 2022, 2023 and 2024, digital orders, including both delivery and mobile ordering for self pick-up, accounted for approximately 80.1%, 82.1% and 86.1% of our revenues from company owned and operated stores. We also have a popular loyalty program, which has experienced tremendous growth since its establishment in 2019, reaching 11.3 million, 18.5 million and 24.0 million members as of December 31, 2022, 2023 and 2024, respectively. In February 2022 and July 2023, respectively, Tim Hortons China and Popeyes Shanghai each transferred control and possession of the personal data of their customers to DataCo, a PRC-incorporated company, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see “-Digital Technology and Information Systems.”

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

Building on these four cornerstones, our revenues grew significantly from RMB1,011.1 million in 2022 to RMB1,560.0 million in 2023. In 2024, we made a strategic adjustment to prune certain underperforming company owned and operated stores and to focus more on the franchised business, our revenue in 2024 decreased by 10.8% compared to 2023. In the meantime, we maintained positive adjusted company owned and operated store contribution for our company owned and operated stores for the third quarter of 2022, 2023 and 2024. The fully-burdened gross profit of our company owned and operated stores, the most comparable GAAP measure to adjusted company owned and operated store contribution, for 2022, 2023 and 2024 was negative RMB211.6 million, negative RMB109.4 million and negative RMB42.0 million (US$5.8 million), respectively. During the same periods, our adjusted company owned and operated store contribution was negative RMB92.9 million, RMB29.4 million and RMB87.6 million (US$12.0 million), respectively. For more details regarding adjusted company owned and operated store contribution, a non-GAAP financial measure, which is a key measure used by our management and Board in evaluating our operating performance and making strategic decisions regarding capital allocation, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Non-GAAP Financial Measures.”

Our revenues grew significantly from RMB1,011.1 million in 2022 to RMB1,560.0 million in 2023, and then decreased to RMB1,391.2 million (US$190.6 million) in 2024. Our total costs and expenses increased from RMB1,592.2 million in 2022 to RMB2,277.9 million in 2023, and then decreased to RMB1,740.2 million (US$238.4 million) in 2024. Our net loss increased from RMB744.7 million in 2022 to RMB872.9 million in 2023, and then significantly decreased to RMB409.0 million (US$56.0 million) in 2024. For more details regarding our results of operations, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Results of Operations.”

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

In addition to attractively priced, high-quality coffee, we also offer other quality, freshly prepared and locally relevant beverages and food at compelling price points, such as RMB9.9 breakfast bagels, RMB24.0 coffee plus bagel sandwich lunchbox combos, and multiple RMB6.0 snacks. We believe that our food offerings are a key differentiator and one reason customers choose to come to our stores throughout the day and deliver strong value-for-money to our customers. In the fourth quarter of 2024, the percentage of orders with food increased to 52.8% from 38.5% in the fourth quarter of 2021.

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

Best-in-Class Digital Capabilities

We have an integrated business intelligence system that covers various aspects of the business operations of our PRC Subsidiaries, including, among others, the way we train our team, the way we maintain our inventory and ensure food safety, how our guests order and how they share their feedback. The use of mobile and digital technologies enables us to provide our guests with added convenience. In 2022, 2023 and 2024, digital orders, including both delivery and mobile ordering for self pick-up, accounted for approximately 80.1%, 82.1% and 86.1% of our revenues from company owned and operated stores. We have also built, and continue to expand, our presence across the digital ecosystem in China, from vertical service platforms such as Eleme, Tmall and Meituan Dianping, to social media platforms such as Weibo, Weixin, Xiaohongshu and TikTok, which effectively increases our brand awareness and enables us to expand our community.

Development Expertise and High-Visibility Pipeline

Since entering the Chinese market, we have accelerated our store roll-out, opening 34 stores in 2019, 103 stores in 2020, 253 stores in 2021, 227 stores in 2022, 285 stores in 2023 and 120 stores in 2024. Under the leadership of our management team, which has a track record of supporting Burger King China’s expansion from approximately 60 stores to over 1,200 system-wide stores from June 2012 to September 2020, we expect to continue to expand our network of Tims China stores.

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

Our shareholders, including Cartesian, THRI, Tencent and HongShan (formerly known as Sequoia China) are committed to the long-term success of our business and are aligned with our management on strategy and long-term value creation. We expect our management team will continue to build on our competitive strengths and implement our growth strategies by leveraging their deep industry expertise, cross-cultural backgrounds, proven execution capabilities and the support of our shareholders.

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

Our broader menu spans a broad range of categories designed to appeal to customers throughout the day, such as our breakfast bagels, croissants, toast, donuts, and TIMBITS®; our lunch sandwiches, wraps, and ciabatta; and our afternoon tea fresh baked goods, including donuts and cakes. In 2024, the total units of bagels sold reached 21.9 million. In particular, we aim to build breakfast as a key daypart, offering guests seeking convenience a one-stop shop with our signature brewed coffee and freshly prepared food. Here are some of our most popular offerings:

New product development is a key driver of our long-term success. We gather guest feedback and insights to inform the creation of new products. We believe the development of new products can drive incremental traffic by expanding our customer base, expanding our offerings in multiple dayparts, and continuing to build brand leadership in food and beverage quality and taste. The development process for each new product involves multiple steps, from supplier qualification, to taste testing and refinement, to cost analysis, and finally to operational complexity analysis. This helps us choose products that are not only desirable, but also profitable. We believe that our current pace of more than 30 new products per year keeps our guests interested and eager to return to our store and try something new. In September 2022, we launched two co-branded ready-to-drink coffee products in partnership with Easy Joy. On November 18, 2022, we announced a two-year partnership with Freshippo, pursuant which we and Freshippo will introduce co-branded coffee products for sale exclusively through Freshippo’s online channels and over 300 brick-and- mortar stores located in 27 cities across China. We and Freshippo will also work together on research and development of the co-branded products, collaborating on product design, positioning, promotion, and pricing. In September 2023, we celebrated the Bagel Festival with celebrity guest Muchi Chen, contributing to the brand’s emergence as one of the most favored bagel and coffee shops in China. The total units of bagels sold reached an impressive 21.9 million in 2024. In December 2023, we partnered with SpongeBob SquarePants, achieving over 10 million exposures on social platforms and significantly enhancing brand awareness among the younger demographic. The collaborative product, Strawberry Flavored Latte, saw sales of 286 thousand cups within three months, with a re-purchase rate of 19% among our membership base. Later in 2023, we partnered with ride-hailing company DiDi Chuxing (“DiDi”) in a strategic brand-building initiative. This partnership focuses on cross-brand and cross-channel marketing, leveraging Didi’s extensive customer base to elevate Tims China’s brand visibility. As a result, we acquired approximately 20,000 new loyalty club members and generated around RMB1.7 million in incremental sales. Notably, the initiative garnered significant attention on Xiaohongshu (also known as Red), a prominent social media platform in China, accumulating over 11 million views. In September 2024, Tims China partnered with Meng Lan, the beloved panda superstar, to celebrate the second annual Bagel Festival, with a theme as "Healthy and Delicious: Bagel Maverick." This collaboration with Meng Lan, the "Chief Bagel Recommendation Officer”, introduces four new seasonal products, crafted with low-calorie ingredients, offering a delicious and also health-conscious way to enjoy our celebrated bagels. To further celebrate the Bagel Festival, Tims China is offering special promotions, including the “Multi-Grain Bagel Six-Pass,” “Smile Bagel Three-Pass,” and an exclusive deal for new members to enjoy popular Multi-Grain Bagel for just 8.8 RMB.

Tims China has built a diverse “Bagel Universe,” featuring the nutritious ” Multi-Grain Bagel” series, the light and tasty “Smile Bagel” series, and the energizing “Bagel Sandwich” line:

●	“Multi-Grain Bagel” series: The highly nutritious Multi-Grain Bagel is made with whole wheat flour or rye flour and contains an assortment of flax seeds, oats, sunflower seeds, and a variety of grains and other seeds. It gives customers a fiber-rich breakfast or lunch option. The latest additions to the “Multi-Grain Bagel” series—Five-Red Bagel and Five-Black Bagel—combine the freshness of the grains with the power of superfoods, providing a satisfying and nutritious meal or snack. All under 300 calories and available with cream cheese.

●	“Smile Bagel” series: Stuffed with a delicious cream cheese filling, bursting with flavors and all under 300 calories, Smile Bagel is perfect match for morning coffee or an afternoon treat.

●	“Bagel Sandwich” line: The ultimate breakfast or lunch bagel, made fresh on the spot. A toasted bagel with meat, egg, cheese, and veggies, the energy-boosting and protein-rich Bagel Sandwich can bolster the day in a jiffy.

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

Our Community

Driving the coffee market’s rapid growth is an expanding group of coffee drinkers in China, including among others, the emerging middle class, office workers, overseas returnees, and people who are drawn to global brands. From the beginning, our focus has been on offering our guests compelling values, both functional and emotional. Since we introduced our loyalty program in 2019, our membership has experienced tremendous growth, reaching 11.3 million, 18.5 million and 24.0 million as of December 31, 2022, 2023 and 2024, respectively.

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

Within our loyalty program, we developed a member referral program to accelerate the expansion of our community. Our loyalty program allows registered members to earn points for each qualifying purchase, which may be used towards products in our company owned and operated stores. We offer three tiers of membership incentives based on points - further driving traction with our digitally-minded customers and encouraging repeat purchases. Customer points, which generally expire 12 months after being earned, may be credited towards purchases to receive products for free or at a discounted price in our stores. In February 2022, Tim Hortons China transferred control and possession of the personal data of their customers to DataCo, a PRC-incorporated company, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see “-Digital Technology and Information Systems.”

Our Store Network

As of December 31, 2024, we had 1,022 stores across 82 cities in mainland China, of which 446 are franchised and 576 are owned and operated by us, as shown in the map below.  As of the date of this Annual Report, we do not have any stores outside of mainland China. Most of our stores are located in first- tier cities in China, including Beijing, Shanghai and Guangzhou, and within those, in locations with high demand for coffee, such as office buildings, shopping malls and transportation hubs.

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

As of December 31, 2024, we had 25 flagship stores, 663 classic stores, 111 “Tims Go” stores and 223 “Tims Express” stores.

Site Selection and Expansion

For store development, we utilize a clustering strategy, whereby we focus our store development efforts on a geographically proximate group of cities and trade areas, centered on a large tier-one city. This allows us to build store density quickly, thereby increasing brand awareness, driving convenience, and leveraging scale in marketing and logistics to improve margins. We plan to continue to open new stores in five main clusters centered around Shanghai, Beijing, Shenzhen, Chengdu and Chongqing. Shanghai was our entry point in China and is the core of our first cluster of cities for development. We believe that this clustering strategy will help increase the density of our operations, improve convenience for our customers and enhance our supply chain efficiency. In 2024, we made a strategic adjustment to prune certain underperforming company owned and operated stores and to focus more on the franchised business. We work closely with well-selected, qualified franchisees and remain disciplined to open high-quality franchised stores in those cities that we operate or into new lower-tier cities, or in exceptional locations to which the franchise has unique access. As of December 31, 2024, we received over 6,200 individual franchisee applications.

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

Our Supply Chain

Procurement

We purchase raw materials and consumables in the ordinary course of our operations, which primarily include coffee beans, dairy, bakery and food ingredients, such as bread, protein and packing materials. We believe that we have built a robust, local supply chain. Pursuant to the second A&R MDA, we only purchase goods and services that meet THRI’s standards and are purchased from suppliers and distributors that THRI approves. THRI has a comprehensive supplier approval process, covering suppliers of all food and packaging, which includes on-site food safety inspections of manufacturing processes.

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

Food Safety and Quality Control

As discussed above, product quality and food safety are at our core. We have several layers of monitoring analysis and defense to ensure food safety and quality. Every supplier is approved by THRI under the second A&R MDA. We work with THRI to conduct routine third-party audits of our stores and also conduct our own quality assurance audits on a regular basis. We use a digital inventory management system and an e-expiry mini app to further implement best practices in food safety. The pictures below illustrate the expiration date management, inventory management and production management functions of these tools.

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

Digital Technology and Information Systems

We have invested intentionally and intensively in technology to enable us to scale and support our continued expansion. Each and every store is connected to our central information systems at various points (POS, HR, menu boards, security cameras, sales forecasting, inventory ordering and supply chain management, etc.), enabling us to monitor sales and operations across our network in real time. We also have an automated system that sends out business intelligence snapshots to our Board and senior management at the close of each business day. Other digitization initiatives include labor scheduling, office automation, digital marketing and site selection. On December 2, 2021, Tim Hortons China entered into a Business Cooperation Agreement with DataCo, pursuant to which:

●	Tim Hortons China assigned, conveyed and transferred, and caused its affiliates to assign, convey and transfer, to DataCo all rights, title and interests in and to (a) all personal data of customers in mainland China that is used, or held for use, in the operation of the loyalty program, (b) all intellectual property in and to such data, (c) all tangible embodiments of such data in any form and in any media and all records and documentation relating thereto, (d) copies of any of the foregoing, and (e) all other aggregated, processed or other data arising from DataCo’s performance of the services under the Agreements and all intellectual property therein (collectively, “TH China and PPE China Data”);

●	DataCo provides Tim Hortons China with various data maintenance and management services, technical support and consulting services (collectively, the “Services”) in support of the operation of the loyalty program;

●	In consideration for the Services, Tim Hortons China pays a service fee to DataCo on an annual basis (or at any time agreed by the parties), which shall be reasonably determined by DataCo based on (i) the complexity and difficulty of the Services, (ii) the seniority of and time consumed by the employees of DataCo providing the Services; (iii) the specific contents, scope and value of the Services; and (iv) the market price for services similar to the Services; and

●	DataCo granted to each of Tim Hortons China a non-exclusive, non-assignable, generally non-sublicensable, fully paid-up and royalty-free license to access, use, reproduce, modify and prepare derivative works based upon TH China and PPE China Data, solely on an aggregated or de-identified basis and solely for purposes of the operation of the loyalty program in mainland China.

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

In addition to in-store sales, we also utilize mobile ordering to streamline customer experience and delivery to increase reach and efficiency. In 2022, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 21.0%, 31.8% and 47.2% of our revenues from company owned and operated stores, respectively. In 2023, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 17.9%, 33.4% and 48.7% of our revenues from company owned and operated stores, respectively. In 2024, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 13.1%, 31.9% and 55.0% of our revenues from company owned and operated stores, respectively. In addition, starting in 2021, we have collaborated with leading e-commerce platforms in China, such as Tmall and TikTok, to sell our products directly to customers.

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

Intellectual Property

We rely on a combination of trademark, domain name and trade secret laws in mainland China, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights critical to our success. Under the terms of the second A&R MDA, we have the exclusive right to use, among other things, a series of Tim Hortons’s trademarks within mainland China, Hong Kong and Macau, and are required to assist THRI with protecting its intellectual property rights in the territories in which we operate. In addition, an alternative logo with the name “Tims” on a prominent maple leaf is in the process of being registered in the name of a subsidiary of RBI, and Tims China has permission to use such alternative logo in accordance with the various franchise agreements.

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

However, the restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of product choice, quality, affordability, service and location. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, the type, number and location of competing restaurants, and disposable income. Our competitors may also have longer operating histories, greater brand recognition, more capital, better supplier relationships and larger customer bases. For discussion of risks relating to our competitors, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We face intense competition in China’s coffee industry and food and beverage sector. Failure to compete effectively could lower our revenues, margins and market share.”

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

The M&A Rules include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published its approval procedures for overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, THIL believes, based on the advice of its PRC legal counsel and its understanding of the current PRC laws and regulations, that the CSRC approval is not required. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as THIL’s PRC legal counsel.

On February 17, 2023, the CSRC promulgated the New Filing Rules, which became effective on March 31, 2023. Under the New Filing Rules, an overseas-listed issuer may be subject to filing or report obligations. Failure to comply with the filing requirements or any other requirements under the New Filing Rules could result in warnings, a fine ranging from RMB1 million to RMB10 million, and our controlling shareholders, actual controllers, any person who is directly in charge and other directly liable persons could also be subject to administrative penalties, such as warnings and fines. If THIL fails to receive or maintain any requisite permission or approval from or complete the required filing procedure with the CSRC for any future offerings, or the waiver for such permission, approval or filing requirement, in a timely manner, or at all, or inadvertently concludes that such permission, approval or filing is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, THIL or its PRC Subsidiaries may be subject to fines and penalties (the details of which are unknown at this point), limitations on its business activities in mainland China, delay or restrictions on the contribution of the proceeds from THIL’s offerings of its listed securities into the PRC, or other sanctions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects. The CSRC may also take actions requiring THIL, or making it advisable for THIL, to halt future offerings of THIL’s securities to foreign investors. For a more detailed analysis, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval and/or other requirements of Chinese governmental authorities may be required in connection with our future issuance of securities to foreign investors under PRC laws, regulations or policies.”

Furthermore, in April 2020, the PRC government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, (i) data processors (i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion) that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where a data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level. On December 28, 2021, the PRC government promulgated amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. Based on the opinion of THIL’s PRC counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, THIL believes that neither THIL nor any of its PRC Subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to any offering of its securities or the business operations of its PRC Subsidiaries, because neither THIL nor any of its PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that THIL or any of its PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review or that THIL or any of its PRC Subsidiaries will be able to pass such review. If THIL or any of its PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for its business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, THIL or its PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against THIL or its PRC Subsidiaries, which may have a material adverse effect on its business, financial condition or results of operations. In addition, THIL and its PRC Subsidiaries could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against THIL or its PRC Subsidiaries, which may have a material adverse effect on their business, financial condition or results of operations. For a more detailed analysis, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We and our PRC Subsidiaries are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.”

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

As of December 31, 2024, out of the 576 company owned and operated stores operated by THIL’s PRC Subsidiaries, eight stores had not obtained the requisite business licenses or the requisite food operation licenses, which stores represented less than 1% of THIL’s total revenues for 2024. Local governments have significant discretion in promulgating, interpreting and implementing fire safety rules and policies. As a result, there is no assurance that the fire safety inspection permit will not be required for certain company owned and operated stores that THIL believes, based on evaluations conducted by external fire safety specialists, are not required to obtain a fire safety inspection permit under existing PRC laws, regulations or policies if relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on evaluations conducted by fire safety specialists engaged by THIL, six of THIL’s company owned and operated stores have not obtained those fire safety inspection permits that THIL believes are required under the applicable laws and regulations. THIL’s PRC Subsidiaries are still in the process of applying for these outstanding licenses and permits, and how soon these licenses and permits can be obtained is subject to regulatory approvals and certain other factors that are beyond their control. Failure to obtain the necessary licenses, permits and approvals could subject THIL’s PRC Subsidiaries to fines, confiscation of gains derived from the stores, or the suspension of operations of the stores. Specifically, (i) for stores without a business license, the in-charge government authorities may order such stores to rectify the non-compliance and impose a fine of up to RMB500,000 for each store; (ii) for stores without a food operation license, the in-charge government authorities may confiscate the income of such stores and their food, beverage and packaged products, raw materials and equipment and impose fines based on a multiple of the value of the food, beverage and packaged products of such store; and (iii) for stores that operate without the requisite fire safety inspection permit, the in-charge government authorities may order such stores to rectify the non-compliance, suspend their operations and impose a fine ranging from RMB30,000 to RMB300,000 for each store. Except for the outstanding licenses and permits mentioned above, none of THIL’s PRC Subsidiaries have been denied or are missing any of such approvals, licenses and permits for the company owned and operated stores that they operate, nor have they been subject to any fines or penalties with respect to the lack of such approvals, licenses and permits.

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

THHK, a wholly-owned subsidiary of THIL incorporated under the laws of the HKSAR, does not currently have any business operations. THHK holds the requisite business license and has not been required by the HKSAR government to hold any other license, permit or approval under the laws and regulations of the HKSAR. Based on the experience of its management team, THIL does not believe that THHK is required to obtain such license, permit or approval. However, there is no assurance that the relevant HKSAR governmental authorities will not take a contrary position or that THHK can obtain such license, permit or approval, if required. If THHK fails to obtain such license, permit or approval in a timely manner, or at all, THIL’s business and results of operations could be materially and adversely affected. For a more detailed analysis, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial condition and results of operations.”

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

Dividends. Dividends from its subsidiaries is an important source of financing for THIL. Restrictions on THIL’s PRC Subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC Subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; (ii) each of the PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC Subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC Subsidiary upon dividend remittance. Such restrictions under current PRC laws and regulations, or any new restrictions that could be imposed by new PRC laws and regulations that may come into effect in the future, could have a material and adverse effect on THIL’s ability to distribute profits to its shareholders. As of the date of this Annual Report, neither THIL nor any of its subsidiaries has made any dividends or distributions to its parent company or any U.S. investor. THIL is not subject to any restrictions under Cayman Islands law on dividend distribution to its shareholders and currently intends to distribute cash dividends after it becomes profitable. Any determination to pay dividends in the future will be at the discretion of the Board. See “Item 8. Financial Information-Dividend Policy.”

Subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. For further discussion on PRC and United States federal income tax considerations of an investment in THIL’s ordinary shares, see “Item 10. Additional Information-E. Taxation.”

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

Shareholder loans and capital contributions. THIL’s subsidiaries may only access THIL’s proceeds from the offerings of its listed securities through loans or capital contributions from THIL. Loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE and/or the NDRC (with respect to foreign debts with a maturity of more than 1 year), and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. As of the date of this Annual Report, THIL has transferred an aggregate of US$329.9 million in cash to TH Hong Kong International Limited (“THHK”) as capital injections and shareholder loans, and THHK has transferred an aggregate of US$266,0 million in cash to Tim Hortons China and US$16.5 million in cash to Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd. as capital injections and shareholder loans. See page F-21 of this Annual Report for additional information on the amount of cash balances held at financial institutions in mainland China and Hong Kong as of December 31, 2022, 2023 and 2024, respectively.

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

THIL is a Cayman Islands exempted company that was incorporated on April 25, 2018 and acts as a holding company that conducts its operations in mainland China through its PRC Subsidiaries and does not directly own any substantive business operations in mainland China. Therefore, investors in THIL will not directly hold any equity interests in its operating companies. This holding company structure involves unique risks to investors. For example, PRC regulatory authorities could disallow this operating structure and limit or hinder THIL’s ability to conduct its business through, receive dividends from or transfer funds to its operating subsidiaries or list on a U.S. or other foreign exchange, which could cause the value of THIL’s securities to significantly decline or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” for more details.

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

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information – D. Risk Factors” and “Forward-Looking Statements.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For discussion of year-over-year comparisons between 2023 and 2022 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2023, that was filed with the Securities and Exchange Commission on April 30, 2024. As a result of disposal of Popeyes business, the financial results of 2023 would be retrospectively adjusted and hence different from how it has been presented in 2023.

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

In addition, our performance and future success also depend on several specific factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the section titled “Item 3. Key Information-D. Risk Factors.”

The Expansion of Our Store Network

The scale of our store network significantly affects our revenue growth and operating efficiency. We started operating our store network in 2019 and have since rapidly expanded this network across mainland China with extensive coverage over major Chinese cities, as shown in the table below.

Year	Company owned and operated Stores	Franchise Stores	Total
2019	31	3	34
2020	128	9	137
2021	373	17	390
2022	547	70	617
2023	619	283	902
2024	576	446	1,022

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

Increases in the inflation rate of prices of commodities that are inputs to our products and services, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing and labor costs and operating expenses. The unit purchase prices of our regionally sourced raw materials and other products, such as dairy, bakery and food ingredients and packing materials, have remained relatively stable, while the unit price of coffee beans has been fluctuant since our inception. We have also enjoyed favorable discounts as our store network and procurement volume continue to grow. We anticipate that the average unit price of imported coffee beans will continue to increase in the foreseeable future and that continued inflationary pressure will continue to pressure our margins. Increased inflation rates could also cause discretionary purchases to decline and adversely affect our ability to attract and retain customers and encourage customer spending. In addition, if the disposable income of our customers does not increase at a similar rate as inflation does, our product sales could suffer, which could materially and adversely affect our business and financial condition and cause us to have additional working capital needs. However, we cannot predict whether or how long these higher inflation rates will persist. For a more detailed disclosure on the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We face risks related to fluctuations in the cost, availability and quality of our raw materials and pre-made products, as well as third-party data maintenance and management services, technical support and consulting services, which could adversely affect our results of operations” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

In addition, although we do not have any operations outside of mainland China nor any business relationships, connections to, or assets in, Russia, Belarus, Ukraine, our business, financial condition and results of operations have been, and could continue to be, indirectly and adversely affected by these geopolitical tensions. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels such as crude oil and natural gas, and related transportation, freight and warehousing costs; and (iv) disruptions to logistics and supply chains. See “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”

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

Our profit margins for beverage products have also remained relatively stable in 2023 and 2024, despite having slightly increased the rate of promotional discounts without raising the average list price of our beverage products, including coffees. If the costs and expenses described above continue to increase, we may raise the list price of our beverage products in the future. However, there can be no assurance that any such increase would be sufficient to maintain our margins. Lower margins could adversely impact the profitability of our business and adversely impact our share price and prospects. If the amounts we charge our customers increase at a rate that is either unaffordable to our customers or insufficient to compensate for the rise in our material costs and operational expenses, our business may be materially and adversely affected, our product margin may deteriorate and we may have additional working capital needs. We do not believe that such mitigation efforts have introduced any other new material risks, including, but not limited to, those related to product quality or reliability or regulatory approval. For a more detailed discussion of the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-If we are unable to maintain or increase prices, we may fail to maintain a positive margin.” In order to mitigate the potential adverse impact of price increases on our financial condition and results of operations, we plan to continue to improve our operating efficiency and further strengthen our bargaining power with our suppliers through the continued expansion of our store network.

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

On June 28, 2024, we sold 100% of our equity interest in Popeyes China pursuant to a share purchase agreement dated June 28, 2024 with PLK APAC Pte. Ltd., for a purchase price on a cash free, debt free basis, subject to certain post-closing adjustments of cash consideration US$10,979,203 (equivalent to RMB78,284,821), net of Popeyes China’s liabilities of RMB17,764,115 assumed by the Company as well as settlement of the Deferred Contingent Consideration due to RBI (“RBI DCC”) which is measured at the fair value on the transaction date in the amount of US$1,568,361 (equivalent to RMB11,174,350). The share purchase agreement contains customary representations, warranties, covenants and undertakings as well as an indemnity by us in favor of the PLK APAC Pte. Ltd. for certain specified matters. Concurrently with the sale of Popeyes China, we also entered a transition services agreement to provide PLK APAC Pte. Ltd. and Popeyes China (and its subsidiaries) certain services for a period of up to 180 days following the closing date (which period may be extended by a further period of 180 days at the election of PLK APAC Pte. Ltd.). The foregoing summary of our sale of Popeyes China does not purport to be complete and is qualified in its entirety by reference to the share purchase agreement, a copy of which is filed as Exhibit 4.32 of this Annual Report and is incorporated herein by reference.

Completion of Warrant Exchange Offer

As previously disclosed, we completed an exchange offer relating to our outstanding warrants (the “Offer”) on June 14, 2023. Each warrant that was outstanding upon the closing of the Offer was exchanged for 0.216 ordinary shares of the Company per warrant on June 27, 2023 (the “Post-Offer Exchange”). Pursuant to the Offer and the Post-Offer Exchange, we issued an aggregate of 1,083,949 ordinary shares in exchange for all of our outstanding warrants, increasing the number of ordinary shares outstanding from 32,069,622 to 33,153,571. As a result of the completion of the Offer and the Post-Offer Exchange, no warrants remain outstanding. The Public Warrants have been delisted upon completion of the Post-Offer Exchange. The purpose of the Offer was to simplify our capital structure and reduce the potential dilutive impact of the warrants.

Recent Developments

On November 26, 2024, Tims China launched its inaugural “Timsgiving” pay-it-forward campaign across all its stores in China, marking the first time this Canadian tradition was introduced in the country. The campaign ran from November 26 to 28 and offered the first customer at each store a free beverage from the Double Series, encouraging them to pay-it-forward by purchasing a drink for the next guest. Over 1,500 people participated, with the longest chain of kindness reaching 30 customers in a row.

On December 31, 2024, Tims China’s registered loyalty club membership exceeded 24.0 million, serving both as a pivotal catalyst for growth and a testament to the customers’ support and embrace of Tims China’s program.

On December 31, 2024, Tims China completed the implementation of a 1-for-5 reverse stock split of the Company’s ordinary shares. The reverse stock split was previously approved by the Company’s shareholders on December 20, 2024 and board of directors on December 23, 2024. Our ordinary shares began trading on an adjusted basis giving effect to the Reverse Stock Split on January 13, 2025 under the existing ticker symbol “THCH”.

On February 18, 2025, Tims China launched its "Light Bagel Sandwich Lunch Box Series", reinforcing its commitment to providing high-quality, convenient coffee and warm, healthy food experiences. This new lunch offering, featuring a combination of a bagel sandwich, salad, and coffee, is designated to cater the needs of urban consumers seeking convenient and healthy meal options. It also aligns with the growing demand for healthy Western-style lunches.

On February 26, 2025, Tims China celebrated its sixth anniversary and global coffee chain Tim Hortons’ 61st anniversary by releasing several beloved classics with exciting new twists. Among these, the classic donuts made a huge return with Chinese “Double-Double” upgrade, offering Chinese consumers a special anniversary treat.

Components of Results of Operations

Revenues

Revenue mainly includes sales of food, beverage and packaged products by company owned and operated stores, franchise fees and revenue from other franchise support activities. The following table sets forth a breakdown of our revenues for the years indicated:

	For the year ended December 31,
	2022		2023		2024
	(in thousands, except for %)
	RMB	%	RMB	%	RMB	US$	%
Sales of food, beverage and packaged products by Company owned and operated stores	938,097	92.8%	1,389,641	89.1%	1,188,293	162,796	85.4%
Franchise fees	4,538	0.4%	15,443	1.0%	24,215	3,317	1.7%
Revenues from other franchise support activities	18,966	1.9%	66,878	4.3%	149,458	20,476	10.7%
Revenues from wholesale activities	6,533	0.6%	27,204	1.7%	20,585	2,820	1.5%
Revenue from e-commerce sales	41,635	4.1%	59,067	3.8%	809	111	0.1%
Revenues from other activities	1,295	0.2%	1,773	0.1%	7,798	1,068	0.6%
Total revenues	1,011,064	100.0%	1,560,006	100.0%	1,391,158	190,588	100.0%

●	Sales of food, beverage and packaged products by company operated stores. We generate the vast majority of our revenue from sales of food, beverage and packaged products to customers by company owned and operated stores. The revenue amounts exclude sales-related taxes.

●	Franchise fees. We earn a fixed upfront franchise fee and subsequent sales-based royalties from franchise right granted to sub-franchisees. Contributions from sub-franchisees for support activities that are integral to the sub-franchisees’ ability to benefit from the franchise right, such as marketing and advertising programs to promote the overall brand image, are required as part of the franchisee contracts.

●	Revenues from other franchise support activities. Other franchise support activities mainly consist of sales of kitchen equipment, raw materials for food, beverage and packaged products and provision of pre-opening and training services to sub-franchisees.

●	Revenues from e-commerce sales and wholesale products. We began generating revenue from sales of packaged coffee, tea beverages and single-serve coffee and tea products to customers through third-party e-commerce platforms in 2021 and revenue from wholesale of canned coffee beverage and packaged coffee extract in 2022

Costs and Expenses, Net

The following table sets forth a breakdown of our total costs and expenses for the years indicated:

	For the year ended December 31,
	2022		2023		2024
	(in thousands, except for %)
	RMB	%	RMB	%	RMB	US$	%
Costs and expenses, net
Company owned and operated stores
Food and packaging	314,550	19.8%	486,359	21.8%	374,086	51,250	21.5%
Store rental expenses	236,838	14.9%	289,556	13.0%	241,425	33,075	13.9%
Payroll and employee benefits	268,857	16.9%	304,545	13.7%	231,542	31,721	13.3%
Delivery costs	73,616	4.6%	116,449	5.2%	119,171	16,326	6.8%
Other operating expenses	107,770	6.7%	118,634	5.3%	95,036	13,020	5.5%
Store depreciation and amortization	118,659	7.5%	138,735	6.2%	129,614	17,757	7.4%
Company owned and operated store costs and expenses	1,120,290	70.4%	1,454,278	65.3%	1,190,874	163,149	68.4%
Costs of other revenues	48,555	3.0%	149,692	6.7%	153,612	21,045	8.8%
Marketing expenses	81,017	5.0%	96,679	4.3%	64,849	8,885	3.7%
General and administrative expenses	289,544	18.2%	325,259	14.6%	210,323	28,814	12.1%
Franchise and royalty expenses	35,595	2.2%	57,063	2.6%	57,761	7,913	3.3%
Other operating costs and expenses	8,340	0.5%	28,872	1.3%	10,794	1,479	0.6%
Loss on disposal of property and equipment	8,835	0.6%	16,404	0.7%	4,147	568	0.2%
Impairment losses of long-lived assets	7,223	0.5%	111,427	5.0%	56,287	7,711	3.2%
Other income	(7,152)	(0.4)%	(11,743)	(0.5)%	(8,408)	(1,152)	(0.5)%
Total costs and expenses, net	1,592,247	100.0%	2,227,931	100.0%	1,740,239	238,412	100.0%

●	Company owned and operated store costs and expenses. Company owned and operated store costs and expenses primarily consist of food and packaging costs, rental expenses, payroll and employee benefits costs, delivery costs, other operating expenses, and store depreciation and amortization.

●	Costs of other revenues. Costs of other revenues primarily consist of costs related to the costs of raw materials for food, beverage and packaged products and kitchen equipment that we sell to sub-franchisees and costs of product and kitchen equipment sales related to our e-commerce business.

●	Marketing expenses. Marketing expenses refer to expenses associated with advertising and brand promotion activities.

●	General and administrative expenses. General and administrative expenses primarily consist of payroll and other employee benefits for our administrative employees, research and development expenses, rental expenses for our office space and other back-office expenses.

●	Franchise and royalty expenses. Franchise and royalty expenses refer to upfront franchise fees pertaining to franchised stores and monthly royalties that we pay to THRI, and the amortization of franchise rights.

●	Other operating costs and expenses. Other operating costs and expenses primarily consist of the disposal of certain limited-time-offer products.

●	Loss on disposal of property and equipment. When assets are disposed of, whether through retirement or sale, the net gain or loss is recognized in net loss. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value less estimated costs to sell.

●	Impairment losses of long-lived assets. The Company reviews long-lived assets (including property and equipment and intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable.

●	Other income. Other income primarily consists of government grants and additional input VAT deductions.

Non-operating Income and Expenses

●	Interest income. Interest income primarily consists of interest received on cash deposited in bank accounts and received from short-term investment.

●	Interest expenses. Interest expenses primarily consists of interests in relation to our bank borrowings and promissory notes.

●	Foreign currency transaction gain/(loss). Foreign currency transaction gains and losses are as a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency.

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

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2022, 2023 and 2024.

PRC Tax

Our PRC Subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, and latest amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws.

Our PRC Subsidiaries are subject to value-added taxes, or VAT, at a rate from 6% to 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2024

The following table summarizes key components of our results of operations for the years indicated:

	For the year ended December 31,
	2023		2024
	(in thousands, except for %)
	RMB	%	RMB	US$	%
Revenues:
Company owned and operated stores	1,389,641	89.1%	1,188,293	162,796	85.4%
Other revenues	170,365	10.9%	202,865	27,792	14.6%
Total revenues:	1,560,006	100.0%	1,391,158	190,588	100.0%
Costs and expenses, net
Company owned and operated stores
Food and packaging	486,359	31.2%	374,086	51,250	26.9%
Store rental expenses	289,556	18.6%	241,425	33,075	17.4%
Payroll and employee benefits	304,545	19.5%	231,542	31,721	16.6%
Delivery costs	116,449	7.5%	119,171	16,326	8.6%
Other operating expenses	118,634	7.6%	95,036	13,020	6.8%
Store depreciation and amortization	138,735	8.9%	129,614	17,757	9.3%
Company owned and operated store costs and expenses	1,454,278	93.2%	1,190,874	163,149	85.6%
Costs of other revenues	149,692	9.6%	153,612	21,045	11.0%
Marketing expenses	96,679	6.2%	64,849	8,885	4.7%
General and administrative expenses	325,259	20.8%	210,323	28,814	15.1%
Franchise and royalty expenses	57,063	3.7%	57,761	7,913	4.2%
Other operating costs and expenses	28,872	1.9%	10,794	1,479	0.8%
Loss on disposal of property and equipment	16,404	1.1%	4,147	568	0.3%
Impairment losses of long-lived assets	111,427	7.1%	56,287	7,711	4.0%
Other income	11,743	0.8%	8,408	1,152	0.6%
Total costs and expenses, net	2,227,931	142.8%	1,740,239	238,412	125.1%
Operating loss from continuing operations	(667,925)	(42.8)%	(349,081)	(47,824)	(25.1)%
Interest income	14,183	0.9%	3,203	439	0.2%
Interest expenses	(20,420)	(1.3)%	(22,448)	(3,075)	(1.6)%
Foreign currency transaction gain/(loss)	(16,772)	(1.1)%	3,484	477	0.3%
Loss of the debt extinguishment	-	(0.0)%	(10,657)	(1,460)	(0.8)%
Changes in fair value of deferred contingent consideration	(26,106)	(1.7)%	(16,941)	(2,321)	(1.2)%
Changes in fair value of convertible notes	(58,281)	(3.7)%	(65,874)	(9,025)	(4.7)%
Changes in fair value of warrant liabilities	(83,966)	(5.4)%	0	0	0.0%
Changes in fair value of ESA derivative liabilities	19,654	1.3%	0	0	0.0%
Loss from continuing operations before income taxes	(839,633)	(53.8)%	(458,314)	(62,789)	(32.9)%
Income tax expenses	(97)	(0.0)%	(2,115)	(290)	(0.2)%
Net loss from continuing operations	(839,730)	(53.8)%	(460,429)	(63,079)	(33.1)%
Discontinued operation:
Net income (loss) from discontinued operations (including gain on disposal of Popeyes business RMB70,664,684 for the year ended December 31, 2024)	(33,196)	(2.1)%	51,444	7,048	3.7%

Net loss	(872,926)	(56.0)%	(408,985)	(56,031)	(29.4)%

Revenues

Our revenues decreased by 10.8% from RMB1,560.0 million in 2023 to RMB1,391.2 million (US$190.1 million) in 2024, primarily as a result of closures of certain underperforming company owned and operated stores.

●

Company owned and operated stores. Revenue from company owned and operated stores represents revenue from sales of food, beverage and packaged products to customers by company owned and operated stores, inclusive of delivery-generated revenue. Our revenues from company owned and operated stores were RMB1,188.3 million (US$162.8 million) in 2024, representing 85.4% of our total revenues, compared to RMB1,389.6 million in 2023, or 89.1% of our total revenues. The decrease of our revenues from company owned and operated stores was primarily driven by a decrease in the number of company owned and operated stores from 619 as of December 31, 2023 to 576 as of December 31, 2024, and a decrease in same-store sales for company owned and operated stores of 14.6% in 2024.

The decrease was also attributable to an 11.0% decrease in number of orders from 47.3 million in 2023 to 42.1 million in 2024, and a 3.9% decrease in average ticket size from RMB29.36 in 2023 to RMB28.22 in 2024.

●	Other revenues. Our other revenue increased by 19.1% from RMB170.4 million in 2023 to RMB202.9 million (US$27.8 million) in 2024, primarily due to the expansion of our franchise business as the number of our franchised stores increased from 283 as of December 31, 2023 to 446 as of December 31, 2024.

Company-Operated Store Costs and Expenses

Our company owned and operated store costs and expenses were RMB1,190.9 million (US$163.1 million) in 2024, compared to RMB1,454.3 million in 2023. The decrease was primarily due to: (i) a decrease in costs and expenses related to food and packaging from RMB486.4 million in 2023 to RMB374.1 million in 2024, in line with our revenue growth and store network reduction; (ii) a decrease in rental expenses from RMB289.6 million in 2023 to RMB241.4 million in 2024, in line with closure of our stores; (iii) an increase in delivery costs from RMB116.4 million in 2023 to RMB119.2 million in 2024, in line with the significant increase in delivery orders; (iv) a decrease in payroll and employee benefits from RMB304.5 million in 2023 to RMB231.5 million in 2024, primarily due to decreased headcount of our store operations; (v) a decrease in other operating expenses from RMB118.6 million in 2023 to RMB95.0 million in 2024, as a result of the net decreased in the number of company owned and operated stores in 2024; and (vi) a decrease in store depreciation and amortization expenses from RMB138.7 million in 2023 to RMB129.6 million in 2024, in line with our store network closure. Our company owned and operated store costs and expenses as a percentage of our revenue generated from company owned and operated stores decreased from 104.7% in 2023 to 100.2% in 2024, primarily due to our continuous efforts to optimize our cost structure and drive operating leverage through revenue growth and store network expansion.

The following tables set forth the breakdowns of the line items included in our company-operated store costs and expenses.

Food and packaging:

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
Food and packaging	374,086	486,359	(112,273)	(23.1)%

As a percentage of company-owned store revenues	31.5%	35.0%	N/A	(352	)bps(1)

The food and packaging costs impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Ingredient costs	(99,620)
Freight	(12,653)
Total Change	(112,273)

Store rental expenses:

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
Store rental expenses	241,425	289,556	(48,131)	(16.6)%

As a percentage of company-owned store revenues	20.3%	20.8%	N/A	(52	)bps(1)

The store rental expenses impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Store days(2)	6,437
Pricing impacts(3)	(54,568)
Total Change	(48,131)

Payroll and employee benefits:

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
Payroll and employee benefits	231,542	304,545	(73,003)	(24.0)%

As a percentage of company-owned store revenues	19.5%	21.9%	N/A	(243	)bps(1)

The payroll and employee benefits impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Full-time store employees	(64,595)
Part-time store employees	(8,408)
Total Change	(73,003)

Delivery costs:

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
Delivery costs	119,171	116,449	2,722	2.3%

As a percentage of company-owned store revenues	10.0%	8.4%	N/A	165	bps(1)

The delivery costs impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Number of delivery orders	33,982
Pricing impacts	(31,260)
Total Change	2,722

Other operating expenses:

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
Other operating expenses	95,036	118,634	(23,598)	(19.9)%

As a percentage of company-owned store revenues	8.0%	8.5%	N/A	(54	)bps(1)

The other operating expenses impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Utilities	(6,420)
Operating material	(11,892)
Maintenance costs	(3,358)
Others	(1,928)
Total Change	(23,598)

Store depreciation and amortization:

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
Store depreciation and amortization	129,614	138,735	(9,121)	(6.6)%

As a percentage of company-owned store revenues	10.9%	10.0%	N/A	92	bps(1)

The decrease in store depreciation and amortization was primarily driven by the net closure of 43 company owned and operated stores and less depreciation due to impairment recognized during 2024.

Notes

1	Basis points which are used to express differences in rates. One basis point is the equivalent of 1/100 of one percent.

2	Store days represent cumulative store operating days during the specific period.

3	Pricing impacts were mostly because of decreased rental rate as a result of market price changes and certain rent concessions that we received during 2024.

Cost of Other Revenues

Our cost of other revenues increased by 2.6% from RMB149.7 million in 2023 to RMB153.6 million (US$21.0 million) in 2024, as a result of an increase in the number of franchised stores from 283 as of December 31, 2023 to 446 as of December 31, 2024.

Marketing Expenses

Our marketing expenses decreased from RMB96.7 million in 2023 to RMB64.8 million (US$8.9 million) in 2024, as a result of the slowdown in the pace of company owned and operated store openings. Our marketing expenses as a percentage of our total revenues decreased from 6.2% in 2023 to 4.7% in 2024, driven by cost optimization measures and higher brand influence.

General and Administrative Expenses

Our general and administrative expenses decreased by 35.3% from RMB325.3 million in 2023 to RMB210.3 million (US$28.8 million) in 2024, primarily due to: (i) decreased payroll and employee benefits as a result of cutting down headcount annually and (ii) a decrease of Share-based Compensation related to Restricted Share Units granted on June 5, 2023. Our general and administrative expenses as a percentage of our total revenues decreased from 20.8% in 2023 to 15.1% in 2024 as a result of improved efficiency of our administrative staff and achieved economies of scale as our business grew.

	Year Ended December 31,
	2024	2023	2024 vs 2023
	(in thousands of RMB, except for percentages and bps)
General and administrative expenses	210,323	325,259	(114,936)	(35.3)%

As a percentage of total revenues	15.1%	20.8%	N/A	(573	)bps(1)

Our general and administrative expenses decreased by 35.3% from RMB325.3 million in 2023 to RMB210.3 million (US$28.8 million) in 2024, primarily due to:

●	RMB25.7 million decrease in payroll and employee benefits as a result of declining headquarter headcount from 483 at end of December 2023 to 356 at end of December 2024;

●	RMB65.0 million decrease in share-based compensation expenses;

●	RMB26.3 million decrease of professional fees related to our financing programs; offset by

●	RMB10.7 million increase in depreciation and amortization expenses, and

●	RMB6.1 million increase in credit loss of account receivables.

Note

1	Basis points which are used to express differences in rates. One basis point is the equivalent of 1/100 of one percent.

Franchise and Royalty Expenses

Our franchise and royalty expenses increased by 1.2% from RMB57.1 million in 2023 to RMB57.8 million (US$7.9 million) in 2024, primarily due to the increase number of franchise store partially off-set by the closure of the company owned store.

Other Operating Costs and Expenses

Our other operating costs and expenses were RMB10.8 million (US$1.5 million) in 2024, compared to RMB28.9 million in 2023. The decrease was primarily due to the closure of unprofitable stores.

Loss on Disposal of Property and Equipment

We incurred loss on disposal of property and equipment of RMB4.1 million (US$0.6 million) in 2024 primarily due to disposal of certain scraped kitchen equipment, store leasehold improvements and furniture in 2024.

Impairment Losses of Long-lived Assets

We incurred impairment losses of long-lived assets of RMB56.3 million (US$7.7 million) in 2024 as a result of the closure of certain company owned and operated stores in 2024 and closure plan in 2025 or whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable.

Other Income

We received other income of RMB8.4 million in 2024 which primary consisted of RMB6.7 million resulted from unconditional government grant.

Interest Income

Our interest income decreased significantly from RMB14.2 million in 2023 to RMB3.2 million (US$0.4 million) in 2024, which primarily reflected a decrease in the interest generated from the collateral account of the ESA program in 2023 and a decrease of USD denominated deposits compared to 2023.

Interest Expenses

Our interest expenses increased from RMB20.4 million in 2023 to RMB22.4 million (US$3.1 million) in 2024, which was primarily due to interests incurred in relation to the promissory notes issued in March 2024.

Foreign Currency Transaction Loss

We recorded a net foreign exchange gain of RMB3.5 million (US$0.5 million) in 2024, compared to a loss of RMB16.8 million in 2023. The improvement in net foreign exchange loss was primarily due to the reduction of the depreciation of RMB to USD with respect to the purchase of coffee beans.

Changes in Fair Value of Convertible Notes, Excluding Impact of Instrument-specific Credit Risk

We recorded an increase in fair value of convertible notes of RMB65.9 million (US$9.0 million) in 2024, excluding the impact of instrument-specific credit risks.

Loss of the debt extinguishment

We recorded loss of the debt extinguishment of RMB10.7 million (US$1.5 million) in 2024, as we settled the deferred contingent consideration through the Popeyes Disposal transaction in June 2024 and settlement of outstanding principal and interest of Promissory Notes by issuance of the convertible notes.

Changes in fair value of deferred contingent consideration

We recorded an increase in fair value of deferred contingent consideration of RMB16.9 million (US$2.3 million) in 2024.

Net income (loss) from discontinued operations

We recognized disposal of Popeyes business RMB70.7 million (US$9.7 million) in 2024 due to Popeyes Disposal on June 28, 2024 transactions and operation losses on Popeyes business.

Net Loss

As a result of the foregoing, our net loss was RMB872.9 million for the year ended December 31, 2023 and RMB409.0 million (US$56.0 million) for the year ended December 31, 2024.

Comparison of the Years Ended December 31, 2022 and 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5.A. Operating Results — Results of Operations — Comparison of the Years Ended December 31, 2022 and 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 30, 2024 considering no material changes or impacts on the financials and analysis due to the restatement by discontinued operation. As a result of disposal of Popeyes business, the financial results of 2023 would be retrospectively adjusted and hence different from how it has been presented in 2023.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted company owned and operated store contribution, adjusted company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted company owned and operated store contribution as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted company owned and operated store contribution margin as adjusted company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses (including equity settlement and cash settlement), professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, commission fee for Cantor shares, option granted by controlling shareholder to CB holder and offering costs for ESA transactions; (iv) adjusted corporate EBITDA as operating loss excluding depreciation and amortization, share-based compensation expenses, commission fee for Cantor shares, impairment losses of rental deposits, one-off expense of store closure, professional fees related to warrant exchange and other financing programs, option granted by controlling shareholder to CB holder, offering costs for ESA transactions, impairment losses of long-lived assets and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding share-based compensation expenses, professional fees relating to warrant exchange and other financing programs, commission fee for Cantor shares, option granted by controlling shareholder to CB holder, offering costs for ESA transactions, impairment losses of long-lived assets, impairment losses of rental deposits, one-off expense of store closure, loss on disposal of property and equipment, changes in fair value of deferred contingent consideration, changes in fair value of convertible bonds, changes in fair value of warrant liabilities, changes in fair value of ESA derivatives liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss from continuing operations attributable to shareholders of the Company divided by weighted average number of basic and diluted ordinary share. The Company believes adjusted company owned and operated store contribution, adjusted company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

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

A.	Adjusted company owned and operated store contribution and adjusted company owned and operated store contribution margin

	For the year ended December 31,
	2022	2023	2024
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	938,097	1,389,641	1,188,293	162,796
Food and packaging costs - company owned and operated stores	(314,550)	(486,359)	(374,086)	(51,250)
Store rental expenses - company owned and operated stores	(236,838)	(289,556)	(241,425)	(33,075)
Payroll and employee benefits - company owned and operated stores	(268,857)	(304,545)	(231,542)	(31,721)
Delivery costs - company owned and operated stores	(73,616)	(116,449)	(119,171)	(16,326)
Other operating expenses - company owned and operated stores	(107,770)	(118,634)	(95,036)	(13,020)
Store depreciation and amortization	(118,659)	(138,735)	(129,614)	(17,757)
Franchise and royalty expenses - company owned and operated stores	(29,404)	(44,730)	(39,420)	(5,401)
Fully-burdened gross loss - company owned and operated stores	(211,597)	(109,367)	(42,001)	(5,754)
Store depreciation and amortization (1)	118,659	138,735	129,614	17,757
Company owned and operated store contribution	(92,938)	29,368	87,613	12,003
Company owned and operated store contribution margin	(9.9)%	2.1%	7.4%	7.4%

B.	Adjusted general and administrative expenses

	For the year ended December 31,
	2022	2023	2024
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
General and administrative expenses	(289,544)	(325,259)	(210,323)	(28,814)
Adjusted for:
Share-based compensation expenses (including equity settlement and cash settlement)	44,421	68,078	519	71
Professional fees related to warrant exchange and other financing programs	-	28,519	10,464	1,434
Impairment losses of rental deposits	-	12,471	2,457	337
Commission fee for Cantor shares	21,521	-	-	-
Option granted by controlling shareholder to CB holder	1,778	-	-	-
Offering costs for ESA transactions	4,622	-	-	-
Adjusted General and administrative expenses	(217,202)	(216,191)	(196,883)	(26,972)

C.	Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the year ended December 31,
	2022	2023	2024
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Operating loss from continuing operations	(581,183)	(667,925)	(349,081)	(47,824)
Adjusted for:
Depreciation and amortization (2)	133,403	163,155	167,721	22,978
Share-based compensation expenses	44,421	68,078	519	71
Commission fee for Cantor shares	21,521	-	-	-
Impairment losses of rental deposits	-	12,471	2,457	337
One-off expense of store closure	-	6,009	11,090	1,519
Professional fees related to warrant exchange and other financing programs	-	28,519	10,464	1,434
Option granted by controlling shareholder to CB holder	1,778	-	-	-
Offering costs for ESA transactions	4,622	-	-	-
Impairment losses of long-lived assets	7,223	111,427	56,287	7,711
Loss on disposal of property and equipment	8,835	16,404	4,147	568
Adjusted Corporate EBITDA	(359,380)	(261,862)	(96,396)	(13,206)
Adjusted Corporate EBITDA Margin	-35.5%	-16.8%	-6.9%	-6.9%

D.	Adjusted net loss and adjusted net loss margin

	For the year ended December 31,
	2022	2023	2024
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Net loss from continuing operations	(744,748)	(839,730)	(460,429)	(63,079)
Adjusted for:
Share-based compensation expenses	44,421	68,078	519	71
Professional fees relating to warrant exchange and other financing programs	-	28,519	10,464	1,434
Commission fee for Cantor shares	21,521	-	-	-
Option granted by controlling shareholder to CB holder	1,778	-	-	-
Offering costs for ESA transactions	4,622	-	-	-
Impairment losses of long-lived assets	7,223	111,427	56,287	7,711
Impairment losses of rental deposits	-	12,471	2,457	337
One-off expense of store closure	-	6,009	11,090	1,519
Loss on disposal of property and equipment	8,835	16,404	4,147	568
Loss of the debt extinguishment	-	-	10,657	1,460
Changes in fair value of deferred contingent consideration	-	26,106	16,941	2,321
Changes in fair value of convertible notes	4,494	58,281	65,874	9,025
Changes in fair value of warrant liabilities	(45,903)	83,966	-	-
Changes in fair value of ESA derivative liabilities	186,598	(19,654)	-	-
Adjusted Net loss	(511,159)	(448,123)	(281,993)	(38,633)
Adjusted Net loss Margin	-50.6%	-28.7%	-20.3%	-20.3%

E.	Adjusted basic and diluted net loss per Ordinary Share

	For the year ended December 31,
	2022	2023	2024
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Net loss from continuing operations attributable to shareholders of the Company	(742,645)	(843,054)	(463,525)	(63,503)
Adjusted for:
Share-based compensation expenses	44,421	68,078	519	71
Professional fees related to warrant exchange and other financing programs	-	28,519	10,464	1,434
Commission fee for Cantor shares	21,521	-	-	-
Option granted by controlling shareholder to CB holder	1,778	-	-	-
Offering costs for ESA transactions	4,622	-	-	-
Impairment losses of long-lived assets	7,223	111,427	56,287	7,711
Impairment losses of rental deposits	-	12,471	2,457	337
One-off expense of store closure	-	6,009	11,090	1,519
Loss on disposal of property and equipment	8,835	16,404	4,147	568
Loss of the debt extinguishment	-	-	10,657	1,460
Changes in fair value of deferred contingent consideration	-	26,106	16,941	2,321
Changes in fair value of convertible notes	4,494	58,281	65,874	9,025
Changes in fair value of warrant liabilities	(45,903)	83,966	-	-
Changes in fair value of ESA derivative liabilities	186,598	(19,654)	-	-
Adjusted Net loss attributable to shareholders of the Company	(509,056)	(451,447)	(285,089)	(39,057)
Weighted average shares outstanding used in calculating basic and diluted loss per share	25,619,301	30,837,733	32,444,772	32,444,772
Adjusted basic and diluted net loss per Ordinary Share	(19.87)	(14.64)	(8.79)	(1.20)

Notes:

(1)	consists of company owned and operated store depreciation related to property, equipment and store renovations and amortization of the franchise right to use the Tim Hortons brand.

(2)	consists of store depreciation and amortization(1) and headquarter depreciation and amortization related to property, equipment and store renovations and amortization of the franchise right to use the Tim Hortons brand.

B	Liquidity and Capital Resources

Cash Flows and Working Capital

Our capital expenditures are incurred primarily in connection with purchase of property and equipment. Our main source of liquidity is cash derived from revenue generating activities, proceeds from bank borrowings and proceeds from equity or equity-linked financing. As of December 31, 2022, 2023 and 2024, our cash was RMB239.1 million, RMB202.3 million and RMB184.2 million (US$25.2 million), respectively, consisting of bank deposits. Our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

We have incurred loss since our inception. We incurred net losses of RMB409.0 million (US$56.0 million), RMB872.9 million and RMB744.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, for the year ended December 31, 2024, we recorded net cash used in operating activities in the amount of RMB39.7 million (US$5.4 million). We will require additional liquidity to continue our operations over the next 12 months.

Historically, we had relied principally on proceeds from the issuance of ordinary shares, long-term convertible notes and bank borrowings to finance our operations and business expansion. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining financial support from controlling shareholder and related parties (iv) exploring opportunities for further equity or equity-linked financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of our control and, as such, we concluded that substantial doubt about our ability to continue as a going concern has not been alleviated as of the reporting date. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued. See “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We may require additional capital to support business growth and objectives, which might not be available in a timely manner or on commercially acceptable terms, if at all” and “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry- We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.”

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions from our PRC Subsidiaries to satisfy our liquidity requirements, fund our operations or be used for other purposes outside of mainland China, which may not be available due to existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on the ability of our company or our PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC Subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this Annual Report, our PRC Subsidiaries have been in accumulated loss and did not pay dividends to us. Further, if any of our PRC Subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result, our ability to distribute dividends largely depends on earnings from our PRC Subsidiaries and their ability to pay dividends out of their earnings. We cannot assure you that our PRC Subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to us to enable us to meet our obligations, pay interest and expenses or declare dividends. For a detailed description of the restrictions and related risks, see “- Organizational Structure,” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Foreign exchange controls may limit our ability to effectively utilize our revenues and the proceeds from the offerings of our listed securities and adversely affect the value of your investment.”

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

Each holder of a Note has the right, after June 10, 2025, to require us to repurchase all of such holder’s Notes at a repurchase price equal to the principal amount of such Note plus accrued and unpaid interest thereon to, but excluding, the repurchase date. We have the right to redeem the Notes in whole, but not in part, (i) at a redemption price equal to 102% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in the event of certain tax changes as described in the Indenture; or (ii) at any time before December 10, 2025, at a redemption price equal to: (a) if the redemption is prior to December 10, 2024, 100% of the principal amount of the Notes plus a “make-whole” as described in the Indenture, and (b) if the redemption is on or after December 10, 2024 and prior to December 10, 2025, 104% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date. The payment of such cash interest, repurchase price or redemption price will lower the amount of cash we have on hand and could restrict our ability to satisfy our liquidity requirements and ability to operate and expand our business. For more details on the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-Our convertible notes may impact our financial results, result in the dilution of our shareholders, adversely affect our liquidity, create downward pressure on the price of our securities, and restrict our ability to raise additional capital or take advantage of future opportunities.”

Until the Maturity Date, each Note is convertible into fully paid, validly issued and non-assessable ordinary shares at a conversion price of $57.50 per share (the “Initial Conversion Price”), which was subsequently adjusted to $54.25 per share in April 2023 on account of our issuance of shares pursuant to the Share Purchase Agreement. We have the right, at any time on or after the later of (i) December 10, 2023 and (ii) the effective date of the registration statement registering the ordinary shares issuable upon conversion of the Notes, until the Maturity Date, to convert all of the Notes, but only if (i) the last reported sale price per ordinary share is equal to or greater than 130% of the Initial Conversion Price on each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we provide notice of such conversion, and (ii) the average daily trading volume in dollars of our ordinary shares is more than $5 million.

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

In addition, on June 28, 2024, we entered into a securities purchase agreement with THRI, P3AHIV and PTAHXXIIA pursuant to which we issued:

●	US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the settlement of overdue accounts payables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”).

●	0.2 (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.0000469793497033866 per share (as adjusted for share splits and combinations) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met.

●	0.2 (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has certain voting rights.

●	US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into ordinary shares (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the share purchase agreement, dated as of March 30, 2023, among the Company, PLK APAC Pte. Ltd., Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes.

Furthermore, subject to the satisfaction of certain operational and financial conditions set forth in the securities purchase agreement, we agreed to issue, and THRI agreed to purchase, (i) US$5.0 million of Series A Convertible Notes on each of August 15, 2024 and January 15, 2025 and (ii) at the option of THRI additional Series A Convertible Notes as described in the securities purchase agreement. On August 15, 2024, the Company issued the 1st tranche of Series A Convertible notes and the second Series A Convertible Notes THRI agreed to purchase as of January 15, 2025 is not exercised.

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Notes.”

Maturity; Interest Rates and Covenants. Each of the Convertible Notes will have a tenor of three (3) years from the initial closing date and bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount. The Convertible Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Notes and certain customary events of default.

Conversion Rates. Each US$100 principal amount of Series A Convertible Notes converts into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 24.202 ordinary shares. Each US$100 of principal amount of Series A-1 Convertible Notes converts directly into 24.202 ordinary shares. The conversion rates for each Series A-2 Preferred Share and each US$100 of principal amount of Series A-1 Convertible Notes are based on 110% of the average of the volume weighted average closing price of the ordinary shares for the 5 trading days immediately prior to the initial closing date. The conversion rates are subject to adjustment for share splits and consolidations.

Voting Rights. Each holder of outstanding Series A-2 Preferred Shares will have the right to exercise those number of votes as it would be entitled to vote on an “as converted basis”. The one Class A-1 Special Voting Share is entitled to that number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes (i.e., those that have not yet converted) into Series A-2 Preferred Shares. The holder of the Class A-1 Special Voting Share will vote such shares at the direction on the holders of the Series A Convertible Notes (based upon the number of votes represented by such Convertible Notes). The Class A-1 Special Voting Share and the Series A-2 Preferred Shares voting together as a single class, will have the right to elect two directors until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 11.1% of the total voting power of us and one director until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 3.0% of the total voting power of us. In addition, the Class A-1 Special Voting Share and the outstanding Series A-2 Preferred Shares will vote, as a single class, with the ordinary shares on all other matters other than the election of the ordinary share directors.

The foregoing summary of the investments in us does not purport to be complete and is qualified in its entirety by reference to the securities purchase agreement along with form of Series A convertible subordinate note and form of Series A-1 convertible subordinated note, copies of which are filed as Exhibits 2.7, 4.34, 4.35 and 4.36 of this Annual Report, respectively.

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

On the Closing Date, we issued 1,000,000 ordinary shares to the ESA Investors at a price of $50.00 per share. In connection with such issuance and pursuant to the ESA, we paid $500,000 to the ESA Investors as an option premium and $3,166,667 into the Collateral Account as deposit, and the ESA Investors deposited $50,000,000 into the Collateral Account.

There are three reference periods under the ESA, each subject to acceleration and postponement in certain circumstances set forth in the ESA. At the end of each of the three reference periods under the ESA, we are required to pay to the ESA Investors from the Collateral Account a Reference Period Payment and, following such payment, have the right to receive from the Collateral Account an Issuer Release Amount, as shown in the table below. The acceleration events under the ESA include, among other things, the Daily VWAP of our ordinary shares being less than $25.00 for any 10 VWAP Trading Days (whether or not consecutive) during any consecutive 15 VWAP Trading Day period. Upon the occurrence of any of the acceleration events under the ESA, each ESA Investor has the right, but not the obligation, to accelerate any and all the remaining reference periods, at its election and only with a prompt notice within five business days of such condition being or continuing to be met to us regarding the applicable acceleration event, the number of ordinary shares that such acceleration is being applied to, the applicable reference period commencement date and the length of the applicable reference period(s), provided that in no event will any accelerated reference period consist of less than 15 VWAP Trading Days. As of the date of this Annual Report, we have not received any indication that any ESA Investor intends to exercise such acceleration rights. Following the conclusion of, as applicable, the third reference period or the final accelerated reference period and the payment or release of the applicable Reference Period Payment, the outstanding balance of the Collateral Account will be returned to us. Within five business days following the release of the outstanding balance of the Collateral Account, we are required to pay to the ESA Investors and/or Shaolin Capital Management LLC, at the direction of Shaolin Capital Management LLC, the aggregate amount of interest accrued on the funds held in the Collateral Account prior to the release less $100,000, up to a maximum of $300,000.

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

The following table sets forth a summary of the three reference periods, Reference Period Payments and Issuer Release Amounts under the ESA. “Reference Price” means, with respect to any reference period, the arithmetic averages of the Daily VWAPs for each VWAP Trading Day in such reference period, subject to adjustment. Capitalized terms used but not defined in this paragraph and below have the meanings ascribed to them under the ESA. Based on Reference Price of $16.25 for the First Reference Period, $21.40 for the Second Reference Period and $14.25 for the Third Reference Period.

Reference Period	Reference Period Payment	Issuer Release Amount
First Reference Period (the 27 consecutive VWAP Trading Days beginning on, and including, December 29, 2022)	$11,919,983, i.e., 333,333 multiplied by an amount equal to $52.00 minus $16.25 (the Reference Price for the First Reference Period).	$5,413,344, i.e., 333,333 multiplied by $16.25 (the Reference Price for the First Reference Period).

Second Reference Period (the 30 consecutive VWAP Trading Days beginning on, and including, February 21, 2023)	$10,533,379, i.e., 333,333 multiplied by an amount equal to $53.00 minus $21.40 (the Reference Price for the Second Reference Period).	$7,133,280, i.e., 333,333 multiplied by $21.40 (the Reference Price for the Second Reference Period).

Third Reference Period (the 30 consecutive VWAP Trading Days beginning on, and including, May 22, 2023)	$13,421,127, i.e., 333,334 multiplied by an amount equal to $54.50 minus $14.25 (the Reference Price for the Third Reference Period)	$4,745,534, i.e., 333,334 multiplied by $14.25 (the Reference Price for the Third Reference Period).

The Reference Period Payments will be paid out of the $53,166,667 that already has been deposited by the ESA Investors and the Company to the Collateral Account, which has been used to acquire securities issued by a financial institution in the United States. Nonetheless, the requirement to make the aforementioned Reference Period Payments, along with THIL’s obligation under Indenture to repurchase, after June 10, 2025, all the convertible notes held by Sona or Sunrise at their election, for a repurchase price equal to the principal amount of such convertible notes plus accrued and unpaid interest thereon to, but excluding, the repurchase date, could adversely affect THIL’s liquidity position and the amount of cash that THIL has available to meet its liquidity requirements, execute its business strategy or for other purposes, which may in turn have a material adverse impact on the trading volatility and price of THIL’s securities. For more details on the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-Uncertainties with respect to Reference Period Payments and Issuer Release Amounts under the ESA could materially and adversely affect our liquidity position, our ability to operate our business and execute our business strategy, and the trading volatility and price of our securities” and “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-Our convertible notes may impact our financial results, result in the dilution of our shareholders, adversely affect our liquidity, create downward pressure on the price of our securities, and restrict our ability to raise additional capital or take advantage of future opportunities.”

Committed Equity Facility

On March 11, 2022, THIL entered into an Ordinary Shares Purchase Agreement with CF Principal Investments LLC related to the Facility, which was amended on November 9, 2022 (the “Purchase Agreement”). Pursuant to and subject to the conditions set forth in the Purchase Agreement, beginning on the date on which the conditions to Cantor’s purchase obligation thereunder have been satisfied, including that a registration statement covering the resale by Cantor of the maximum number of ordinary shares issuable under the Purchase Agreement be declared effective by the SEC, THIL has the right from time to time at its option to direct Cantor to purchase its ordinary shares up to a maximum aggregate purchase price of $100.0 million (each such purchase, a “VWAP Purchase”), subject to certain limitations and conditions set forth in the Purchase Agreement. The per share purchase price of the ordinary shares that THIL elects to sell to Cantor in a VWAP Purchase pursuant to the Purchase Agreement, if any, will be equal to 97% of the VWAP of the ordinary shares during the applicable VWAP Purchase Period for such VWAP Purchase; accordingly, the purchase price per share that Cantor will pay for the ordinary shares purchased from THIL under the Purchase Agreement will fluctuate based on the market price of the ordinary shares at the time THIL elects to sell shares to Cantor. For example, assuming that the VWAP of THIL’s ordinary shares during the VWAP Purchase Period on a VWAP Purchase Date is $5.70 per share, which was the closing price of the ordinary shares on April 26, 2024, the purchase price per share that Cantor would pay for these ordinary shares would be approximately $5.55, and Cantor would profit on such shares if it were subsequently able to resell them for greater than $5.55 per share.

On November 9, 2022, THIL issued 165,289 ordinary shares to Cantor (the “Commitment Fee Shares”), as consideration for its entry into the Purchase Agreement on March 11, 2022. Cantor paid no cash consideration for the Commitment Fee Shares. Accordingly, any proceeds received by Cantor upon its sale of the Commitment Fee Shares would be profit. As of the date of this Annual Report, no other ordinary shares have been issued to Cantor. In addition, pursuant to the Purchase Agreement, THIL has agreed to reimburse Cantor for certain expenses incurred in connection with the Facility.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	For the year ended December 31,
	2022	2023	2024
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Net cash used in operating activities - continuing operations	(286,929)	(198,139)	(46,381)	(6,354)
Net cash provided by operating activities - discontinued operations	-	2,009	6,714	920
Net cash provided by/(used in) investing activities - continuing operations	(705,172)	60,737	(75,834)	(10,389)
Net cash provided by/(used in) investing activities - discontinued operations	-	(738)	67,797	9,288
Net cash provided by financing activities - continuing operations	827,160	80,833	26,004	3,563
Effect of foreign currency exchange rate changes on cash	13,181	19,807	2,350	322
Net decrease in cash	(151,760)	(35,491)	(19,350)	(2,651)
Cash at beginning of the period	390,837	239,077	203,587	27,891
Cash and cash equivalents and restricted cash, at end of year	239,077	203,586	184,237	25,240
Less: Cash and restricted cash of discontinued operations at end of year	-	(1,272)	-	-
Cash and Restricted cash at end of the period	239,077	202,315	184,237	25,240

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was RMB39.7 million (US$5.4 million). The difference between our net loss of RMB460.4 million (US$63.1 million) and net cash used in operating activities for the year ended December 31, 2024 was primarily due to (i) the difference between net loss and net cash inflows in operating activities from discontinued operations of RMB44.7 million; (ii) an adjustment of RMB340.8 million in non-cash items, which primarily consisted of (a) depreciation and amortization expense of RMB169.7 million, (b) changes in fair value of convertible notes of RMB65.9 million, (c) impairment losses of long-lived assets of RMB56.3 million, (d) changes in fair value of Deferred Contingent consideration of RMB16.9 million, (e) loss of debt distinguishment of RMB10.7 million, (f) allowance for doubtful accounts of RMB8.7 million, (g) accrued interests of promissory notes of RMB5.3 million, (h) other adjustment of RMB7.5 million due to loss on disposal of property and equipment and of intangible assets, provision for inventories write-down, share-based payment expenses, and unrealized foreign currency transaction loss (gain), (i) Transaction cost for issuance of convertible notes of RMB3.8 million and (iii) net changes in operating assets and liabilities of RMB69.4 million, which primarily consisted of (a) an increase in accounts payable of RMB4.1 million due to the extension of payment terms, (b) a decrease in other current liabilities of RMB76.7 million due to decreased accrued payroll and employee-related costs, payable for other operating expenditures, and (c) increase of RMB130.4 million in amounts due to related parties due to settlement of payables to related parties.

Net cash used in operating activities for the year ended December 31, 2023 was RMB196.1 million. The difference between our net loss of RMB872.9 million and net cash used in operating activities for the year ended December 31, 2023 was primarily due to (i) the difference between net loss and net cash inflows in operating activities from discontinued operations of RMB35.2 million; (ii) an adjustment of RMB526.7 million in non-cash items, which primarily consisted of (a) depreciation and amortization expense of RMB163.1 million, (b) impairment losses of long-lived assets of RMB111.4 million,(c) changes in fair value of warrant liabilities of RMB84.0 million, (d) share-based payment expenses of RMB64.5 million, (e) changes in fair value of convertible notes of RMB58.3 million, (f) changes in fair value of Deferred Contingent consideration of RMB26.1 million (g) loss on disposal of property and equipment of RMB16.4 million, (h) other adjustment of RMB0.5 million due to provision for inventories write-down, unrealized foreign currency transaction loss, allowance for doubtful accounts and net off the changes in fair value of ESA derivative liabilities ; and (iii) net changes in operating assets and liabilities of RMB150.0 million, which primarily consisted of (a) an increase in accounts payable of RMB109.1 million due to the extension of payment terms, (b) an increase in other current liabilities of RMB1.1 million due to increased accrued payroll and employee-related costs, payable for other operating expenditures, and (c) other increase of RMB9.6 million in accounts receivable, inventories, prepaid expenses and other current assets, other non-current assets, amounts due to related parties, contract liabilities, other non-current liabilities, right-of-use asset and lease liabilities.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was RMB8.0 million (US$1.1 million), compared to net cash provided in investing activities of RMB60.0 million for the year ended December 31, 2023, which was primarily because the Company retrieved short-term investment due to ESA program back in 2023 of RMB369.3 million, and was partially offset by the net cash effect of reduce of purchase property and equipment and intangible assets RMB 188.8 million due to slowing down the expansion of company-owned store and disposal of Popeyes in 2024 of RMB 67.8 million and was partially offset by the net cash effect of reduce of purchase property and equipment and intangible assets RMB 188.8 million due to slowing down the expansion of company-owned store and disposal of Popeyes in 2024 of RMB 67.8 million.

Net cash provided in investing activities for the year ended December 31, 2023 was RMB60.0 million, compared to net cash used in investing activities of RMB705.2 million for the year ended December 31, 2022, which primarily resulted from the Company purchased short-term investment due to ESA program in 2022 of RMB370.2 million and retrieved the short-term investment back in 2023 of RMB369.3 million.

Net cash used in investing activities for the year ended December 31, 2022 was RMB705.2 million, which primarily resulted from the investment of Collateral Account balance invested in U.S. treasury bonds ESA collateral account which the underlying assets in amount of RMB370.2 million and purchase property and equipment and intangible assets in amount of RMB334.9 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was RMB26.0 million (US$3.6 million), primarily attributable to proceeds from issuance of promissory notes of RMB142.5 million, proceeds from convertible notes of RMB41.1 million and proceed from exercise of employee share option of RMB8.4 million, while offset by net repayment of bank borrowings of RMB162.2 million.

Net cash provided by financing activities for the year ended December 31, 2023 was RMB80.8 million, primarily attributable to proceeds from employee share option program of RMB1.4 million, net borrowing from bank of RMB126.9 million and proceeds from Popeyes acquisition of RMB206.7 million, while offset by payment to Shaolin for ESA transaction of RMB249.5 million and payment for warrant exchange offering cost RMB4.7 million

Net cash provided by financing activities for the year ended December 31, 2022 was RMB827.2 million, primarily attributable to net proceeds of RMB355.5 million from the ESA Investors, net proceeds of RMB316.4 million from the PIPE Investors, draw-down of bank loans in the amount of RMB707.6 million, partially offset by repayment of bank loans in the amount of RMB494.9 million and net offering costs related to the Business Combination and the PIPE transaction in the amount of RMB57.5 million.

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

See “Item 4. Information On the Company-B. Business Overview-Research and Development” and “-Intellectual Property.”

D	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Options granted under THIL’s 2019 Share Option Scheme, which was amended and restated on the Closing Date in connection with the Business Combination (the “Scheme”), were measured at fair value as of the respective dates using the Binomial Option Pricing Model with the following assumptions:

	2022	2023	2024
Expected volatility	25.00%	24.00%	24.00%
Risk-free interest rate (per annum)	2.50%-2.80%	5.02%	4.60%
Exercise multiple	2.50-2.80	2.80	2.20
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of the underlying ordinary share	US$9.30	US$2.15-US$4.15	US$3.45

The estimated fair value of the underlying unit at the grant date was estimated by management with the assistance of an independent valuation firm.

Prior to completion of IPO, Options granted to Grantees were measured at fair value using the Binomial Option pricing Model and a combination of discounted cashflow model respective on grant dates.

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

Restricted share units before the completion of IPO granted to Grantees were measured at fair value as of the grant date using the income approach. The income approach involves applying discounted cash flow analysis based on the Company’s projected cash flow using management’s best estimate as of the valuation dates.

For more details, see Note 22 to THIL’s historical consolidated financial statements included elsewhere in this Annual Report.

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

On June 28, 2024 and August 15, 2024, the Company issued convertible notes due June 28, 2027 in an aggregate principal amount of US$60,741,340 (“Convertible Junior Note”). The details of the transaction are set out in Note 3 to the Company’s consolidated financial statements.

The Notes were measured at fair value using the Binomial Option Pricing Model.

As of December 31, 2024, the assumptions were as follow:

	Convertible Senior Note		Convertible Junior Note
Expected volatility		82%		22%
Risk-free interest rate (per annum)		4.25%		4.27%
Expected dividend yield		0.00%		0.00%
Fair value of the underlying ordinary share	US$	3.55	US$	3.55
Bond yield		10.52%		10.33%

The fair value of the Notes as of December 31, 2024 was estimated by management with the assistance of an independent valuation firm.

The expected volatility was estimated based on the historical volatility of the Company or comparable peer public companies with a time horizon close to the expected term of the Convertible Senior Note.

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Convertible Junior Note.

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

For more details, see Note 24 to the Company’s historical consolidated financial statements included elsewhere in this Annual Report.

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Peter Yu	63	Chairman and Director
Yongchen Lu	47	Chief Executive Officer and Director
Dong Li	48	Chief Financial Officer
Gregory Armstrong	47	Director
Paul Hong	55	Director
Thiago Santelmo	41	Director
Meizi Zhu	40	Director
Eric Haibing Wu	52	Director
Rafael Odorizzi De Oliveira	40	Director
Derek Cheung	46	Director

Peter Yu. Mr. Yu has served as Chairman of our Board since May 2018. Mr. Yu is the Managing Partner and co-founder of Cartesian Capital Group, LLC. Mr. Yu currently serves on the boards of directors of several companies. Prior to founding Cartesian in 2006, he founded and served as President & CEO of AIG Capital Partners, Inc. (“AIGCP”). Under his leadership, AIGCP became a leading international private equity firm, with more than $4.5 billion in committed capital. Mr. Yu led numerous investments in several regions, and served as Chairman of the investment committee of eight AIGCP private equity funds. Prior to founding AIGCP in 1996, Mr. Yu served President Clinton as Director to the National Economic Council, the White House office, responsible for developing and coordinating economic policy. Prior to that, Mr. Yu served as a law clerk on the U.S. Supreme Court. Mr. Yu holds a Bachelor of Arts degree from Princeton University’s Woodrow Wilson School and J.D. degree from Harvard Law School, where he served as the President of the Harvard Law Review.

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

Dong Li. Mr. Li has served as our Chief Financial Officer since September 2021. Mr. Li has more than 20 years’ management experience in public accounting, investment banking, and corporate finance. Previously, from September 2019 to September 2021, Mr. Li served as the Chief Financial Officer of Ximalaya Inc., a non-music audio company operating in China, where he led multiple fundraising rounds and supervised the overall corporate governance, capital markets, investor relations and internal finance functions. Prior to that, from July 2017 to June 2019, Mr. Li was the Chief Financial Officer of OneSmart International Education Group Limited (NYSE: ONE), a K-12 education company operating in China, where he helped lead the company’s initial public offering on the New York Stock Exchange. Prior to that, he was also the Chief Financial Officer of Ecovacs Robotics Holdings Limited (SSE: 603486); worked in investment banking for Bank of America Merrill Lynch and ICBC International; and served in the auditing practice group for KPMG. Mr. Li is also an independent director at GreenTree Hospitality Group Ltd. (NYSE: GHG), Yuanbao Inc., (NASDAQ: YB), Helens International Holdings Company Limited (HKEx: 09869 and SGX: HLS), Logory Logistics Technology Co., Ltd. (HKEx: 02482), and ZJLD Group Inc (HKEx: 06979). Mr. Li holds a bachelor’s degree in accounting from School of Economics and Management at Tsinghua University and an MBA from the Kellogg School of Management at Northwestern University. Mr. Li is also a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

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

Thiago Santelmo. Mr. Santelmo has served as a member of our board since September 2024. Mr. Santelmo has served as President, International of Restaurant Brands International (RBI) since March 2024. He previously served as President, EMEA of RBI starting in February 2022 and prior to that was President of the Latin America and Caribbean region of RBI. Mr. Santelmo has been with RBI since 2013, holding strategic roles including Head of Finance & Business development, EMEA. Prior to joining RBI, he worked at McKinsey & Company and earned an MBA from Harvard Business School.

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

Eric Wu. Mr. Wu has served as a member of our Board since February 2021. Mr. Wu currently serves as a Venture Partner of HongShan. Prior to joining HongShan in June 2019, Mr. Wu was a partner of Vision Knight Capital from April 2018 to June 2019 and the Chief Financial Officer at Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) from October 2007 to March 2018. Mr. Wu also worked at PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Mr. Wu holds bachelor’s degree in engineering economics from Shanghai Jiao Tong University and an MBA from Michigan State University.

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

For the year ended December 31, 2024, we paid an aggregate of RMB3.08 million (US$0.42 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share-based Compensation

On March 19, 2019, the Board approved the 2019 Share Option Scheme to attract and retain key employees, which was amended and restated on the Closing Date in connection with the Business Combination. The maximum aggregate number of ordinary shares that may be issued under the Scheme is 2,897,230 (proportionally adjusted to reflect any share dividends, share splits, or similar transactions), of which 1,648,597 underlie outstanding options. The maximum aggregate number of ordinary shares that may be issued under the Scheme will be reduced by 425,719 if the number of company owned and operated stores store and franchise stores open and operating in mainland China, HKSAR and Macau (on or prior to August 31, 2023) is less than 495. Options under the plan will be granted in the form of individual unit, with each unit being equivalent to a fraction of an ordinary share equal to 2,897,230 divided by 50,000,000. The Company granted 1,666,000 units (equivalent to 98,533 ordinary shares), 2,614,947 units (equivalent to 151,510 ordinary shares) and 174,318 units (equivalent to 10,100 ordinary shares) to the employees or directors during the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 17,000,880 units (equivalent to 985,031 ordinary shares after share split) were exercisable.

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

The following table summarizes, as of December 31, 2024, the number of units of options granted and outstanding under the Scheme.

Name	Units Granted	Ordinary Shares Underlying Options	Exercise Price (US$/Unit)	Date of Grant	Date of Expiration
Yongchen Lu	5,000,000	289,700	-	5/1/2018	5/1/2028
	5,000,000	289,700	0.2	5/1/2018	5/1/2028
	2,500,000	144,850	0.6	4/1/2021	4/1/2031
	4,403,673	255,149	-	6/5/2023	6/5/2033
Dong Li	2,000,000	115,880	0.6	9/6/2021	9/6/2031
	7,255	420	1.2	2/1/2022	2/1/2032
	690,369	40,000	-	6/5/2023	6/5/2033
All directors and executive officers	19,601,297	1,135,699

C	Board Practices

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

Compensation Committee. Our compensation committee consists of Gregory Armstrong, Thiago Santelmo and Derek Cheung, with Gregory Armstrong as the chair. Gregory Armstrong, Thiago Santelmo and Derek Cheung satisfy the “independence” requirements of Nasdaq. Our compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Gregory Armstrong, Thiago Santelmo and Derek Cheung, with Gregory Armstrong as the chair. Gregory Armstrong, Thiago Santelmo and Derek Cheung satisfy the “independence” requirements of Nasdaq. The nominating and corporate governance committee assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D	Employees

As of December 31, 2024, we had 1,568 full-time employees and 9 part-time employees. The following table sets forth the number of our full-time employees categorized by function.

	As of
	December 31, 2024
	Number	Percentage (%)
Operations	1,370	87.4
Sales and marketing	24	1.5
Research and innovation	8	0.5
Store development	60	3.8
Management and administration	106	6.8
Total	1,568	100.0

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

Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right. We have based percentage ownership in the table below on 33,243,582 ordinary shares outstanding as of the date of this Annual Report.

Name of Beneficial Owner	Number		Percentage (%)
5% or Greater Shareholders:
Pangaea Two Acquisition Holdings XXIIA Limited	11,440,401	(1)	34.4
Tencent Mobility Limited	3,975,802	(2)	12.0
HSG Growth VI Holdco D, Ltd.	2,900,606	(3)	8.7
Pangaea Three Acquisition Holdings IV, Limited	2,063,983	(4)	6.2
Directors and Executive Officers†:
Peter Yu	16,153,044	(5)	48.6
Yongchen Lu	*	(6)	*
Dong Li	-		-
Gregory Armstrong	-		-
Paul Hong	-		-
Thiago Santelmo	-		-
Meizi Zhu	-		-
Eric Haibing Wu	-		-
Rafael Odorizzi De Oliveira	-		-
Derek Cheung	*	(7)	*
All executive officers and directors as a group (ten persons)	16,556,394		49.8

†	Except as indicated otherwise below, the business address of our directors and executive officers is 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China.

*	Less than 1%.

(1)	Represents 11,440,401 ordinary shares held by XXIIA, a company incorporated under the laws of the United Kingdom, not including the Option Shares acquirable by Sona. XXIIA is controlled by Pangaea Two, LP. The general partner of Pangaea Two, LP is Pangaea Two GP, LP. The General Partner of Pangaea Two GP, LP is Pangaea Two Admin GP, LLC. Cartesian Capital Group, LLC is the sole and managing member of Pangaea Two Admin GP. Peter Yu is a managing member of Cartesian. The business address of XXIIA is at 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(2)	Represents 3,975,802 ordinary shares held by Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a wholly-owned subsidiary of Tencent Holdings Limited, as reported on Schedule 13G/A filed by Tencent Mobility Limited on February 1, 2024. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal business office of Tencent Mobility Limited and Tencent Holdings Limited is at 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.

(3)	Represents 2,900,606 ordinary shares held by HSG Growth VI Holdco D, Ltd., an exempted company incorporated under the laws of the Cayman Islands, as reported on Schedule 13G/A filed by HSG Growth VI Holdco D, Ltd on February 1, 2024. The sole shareholder of HSG Growth VI Holdco D, Ltd. is HongShan Capital Grwoth Fund VI, LP. whose general partner is HSG Growth VI Management, L.P,, who general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is wholly owned by Mr. Neil Nanpeng Shen. The principal business office of HSG Growth VI Holdco D, Ltd. is at Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(4)	Represents 2,063,983 ordinary shares held by Holdings IV, an exempted company incorporated under the laws of the Cayman Islands. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. The business address of Holdings IV is 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(5)	Represents (i) 11,440,401 ordinary shares held by XXIIA (not including the Option Shares acquirable by Sona), (ii) 2,063,983 ordinary shares held by Holdings IV, (iii) 1,238,204 ordinary shares held by Pangaea Two Acquisition Holdings XXIII, Ltd., (iv) 968,078 ordinary shares held by Pangaea Two, LP, (v) 420,310 ordinary shares held by Pangaea Two Parallel, LP, (vi) 10,745 ordinary shares held by Pangaea Two Management, LP, (vii) 4,177 ordinary shares held by Pangaea Two GP, LP, and (viii) 7,146 ordinary shares held by Pangaea Two Parallel LP. XXIIA and Pangaea Two Acquisition Holdings XXIII, Ltd are controlled by Pangaea Two, LP. The general partner of Pangaea Two, LP and Pangaea Two Parallel, LP is Pangaea Two GP, LP. The general partner of Pangaea Two GP, LP and Pangaea Two Management, LP is Pangaea Two Admin GP, LLC. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian Capital Group, LLC is the sole and managing member of Pangaea Two Admin GP, LLC and Pangaea Three Global GP, LLC, and Pangaea Two Parallel LP. The business address of the aforementioned entities is 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(6)	Represents ordinary shares held by L&L Tomorrow Holdings Limited, a British Virgin Islands company wholly owned by Mr. Yongchen Lu. The registered office of L&L Tomorrow Holdings Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents ordinary shares held directly by Derek Cheung.

F	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers-Share-based Compensation.”

Transactions with Other Related Parties

Contractual Arrangements with THRI

In 2022, 2023 and 2024, THIL paid THRI continuing franchise fees in the amount of RMB31.9 million, RMB51.7 million and RMB47.5 million (US$6.5 million), respectively, and upfront fees in the amount of RMB23.6 million, RMB27.3 million and RMB10.1 million (US$1.4 million), respectively. The outstanding fees due to THRI were RMB44.8 million and RMB24.6 million (US$3.4 million) as of December 31, 2023 and 2024, respectively.

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

On June 28, 2024, we and our subsidiaries in Hong Kong and China entered into a Second Amendment to the A&R MDA, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend the Development Schedule and certain requirements relating to sub-franchising and the development of Tims Express and Tims Go, a copy of which is filed as Exhibit 4.33 of this Annual Report and is incorporated herein by reference.

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

On June 28, 2024, we and our subsidiaries in Hong Kong and China entered into a Second Amendment to the A&R MDA, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend the Development Schedule and certain requirements relating to sub-franchising and the development of Tims Express and Tims Go, a copy of which is filed as Exhibit 4.33 of this Annual Report and is incorporated herein by reference.

Other Related Party Transactions

In 2022, 2023 and 2024, THIL purchased coffee beans from TDL Group Corp., an affiliate of THRI, in the amount of RMB49.1 million, RMB63.4 million and RMB44.5 million (US$6.1 million), respectively. As of December 31, 2023 and 2024, RMB4.0 million and RMB21.0 million (US$2.9 million) due to TDL Group Corp was outstanding.

On December 2, 2021, Tim Hortons China entered into a Business Cooperation Agreement with Pangaea Data Tech (Shanghai) Co., Ltd., which is held 25% by Cartesian Capital Management, LLC, a wholly owned subsidiary of Cartesian Capital Group, LLC and 75% by Peng Zhang, an individual affiliated with Cartesian Capital Management, LLC. In 2022, 2023 and 2024, THIL incurred service fees due to Pangaea Data Tech (Shanghai) Co., Ltd. of RMB7.2 million, RMB8.1 million and RMB5.9 million (US$0.8 million), respectively. As of December 31, 2023 and 2024, RMB2.2 million and RMB1.5 million (US$0.2 million) due to Pangaea Data Tech (Shanghai) Co., Ltd. was outstanding.

In 2022, Cartesian paid travel and entertainment expenses relating to the Company’s directors on behalf of the Company in the amount of RMB1.9 million (US$268 thousand). In 2024, the Company paid reimbursement on behalf of Bobipai (Shanghai) for employee cost and raw material procurement in the amount of RMB185,097 (US$25,358). As of December 31, 2023 and 2024, RMB0.9 million and RMB1.0 million (US$132 thousand) due to Cartesian was outstanding, respectively.

On March 9, 2022, THIL entered into a PIPE Subscription Agreement with each of THRI, Tencent Mobility Limited and TH China Partners Limited, an affiliate of Cartesian, pursuant to which each of THRI, Tencent Mobility Limited and TH China Partners Limited committed to subscribe for and purchase 200,000 ordinary shares for $50.00 per share at the closing of the Business Combination on the same terms as other PIPE investors. Under the PIPE Subscription Agreement, THIL shall also issue to each PIPE investor that invested $10 million or more an additional 40,000 ordinary shares and 400,000 private placement warrants upon the closing of the PIPE investment for no consideration. On September 28, 2022, THIL issued to each of THRI, Tencent Mobility Limited and TH China Partners Limited 240,000 ordinary shares and 400,000 private placement warrants for an aggregate consideration of $10,000,000 each pursuant to the PIPE Subscription Agreement.

On March 30, 2023, THIL entered into the Share Purchase Agreement with Holdings IV, Popeyes China and PLK APAC Pte. Ltd. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of d Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. Pursuant to the Share Purchase Agreement, THIL issued 2,063,983 ordinary shares to Holdings IV and 229,332 ordinary shares to PLK APAC Pte. Ltd. As part of the consideration, the Company is obligated to pay Deferred Contingent Consideration. For more details on the Share Purchase Agreement, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results -Share Purchase Agreement and Popeyes MDA” and Note 3 to the Company’s historical consolidated financial statements included elsewhere in this Annual Report.

On June 28, 2024, the Company disposed Popeyes China operation to PLK APAC Pte. Ltd. The remaining consideration receivables related to the transaction was RMB4.8 million (US$0.7 million) as of December 31, 2024. As of December 31, 2024, RMB4.8 million (US$0.7 million) due from RBI related to Popeyes China transaction was outstanding. In addition, as part of Popeyes disposal, the Company is obligated to provide one-off transitioning management support and IT support to Bobipai (Shanghai), in the amount of RMB1.2 million (US$166 thousand) for 2024. As of December 31, 2024, RMB1.1 million (US$150 thousand) due from Bobipai (Shanghai) related to management support services was outstanding.

The Company paid reimbursement on behalf of Bobipai (Shanghai) for employee cost and raw material procurement in the amount of RMB185,097 (US$25,358), nil and nil for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2023 and 2024, RMB2.2 million and RMB1.5 million (US$0.2 million) due to Pangaea Data Tech (Shanghai) Co., Ltd. was outstanding.

On March 7, 2024 and March 20, 2024, the Company executed junior promissory notes (as borrower) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands limited liability company and the existing shareholder and a related party of the Company (as lender), with principal of US$5 million and US$15 million (equivalent to RMB142,536,000 in total), respectively. The junior promissory notes were due on August 31, 2024. The junior promissory notes carried an annual interest rate equal to the latest one-month term Secured Overnight Financing Rate reference rate as published by the CME Group Benchmark Administration plus 8.0%. On June 28, 2025, the principal and unpaid interest of promissory notes were fully settled in amount of US$20,741,340.

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

B	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9 THE OFFER AND LISTING

A	Offering and Listing Details

Our ordinary shares have been listed on Nasdaq since September 29, 2022 under the symbol “THCH.”

B	Plan of Distribution

Not applicable.

C	Markets

See “-A. Offer and Listing Details.”

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A	Share Capital

Not applicable.

B	Memorandum and Articles of Association

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

Series A-1 Special Voting Share

Voting Rights

The holder of the Class A-1 Special Voting Share is entitled to that number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes (i.e., those that have not yet converted) into Series A-2 Preferred Shares.

Dividend Rights, Liquidation Rights

The holder of the Class A-1 Special Voting Share shall not be entitled to any dividends nor to participate in any surplus assets of the Company.

Conversion Rights

The holder of the Class A-1 Special Voting Share shall have no conversion rights.

Series A-2 Convertible Preferred Share

Voting Rights

Each holder of outstanding Series A-2 Preferred Shares will have the right to exercise those number of votes as it would be entitled to vote on an “as converted basis”.

Dividend Rights, Liquidation Rights

Each holder of Series A-2 Convertible Preferred Shares shall be entitled to the same dividend and liquidation rights as the holders of ordinary shares on an as converted basis.

Conversion Rights

Each holder of Series A-2 Convertible Preferred Shares shall have the right, upon the delivery of a written notice to the Company, to convert any Series A-2 Convertible Preferred Share held by it into that number of fully paid and nonassessable Ordinary Shares based on the Ordinary Share Conversion Rate equal 24.202. The conversion rate is subject to adjustment for share splits and consolidations.

Each Series A-2 Convertible Preferred Share outstanding shall be automatically converted into that number of fully paid and nonassessable Ordinary Shares based on the Ordinary Share Conversion Rate at the time in effect upon the occurrence of the event of:

i) fourth anniversary of the first issuance of Series A-2 Convertible Preferred Shares;

ii) upon consummation of any transaction whereby any person or group of ppersons, other than a group consisting solely of Cartesian or Affiliates of Cartesian, acquires in exchange for cash more than 50% of the Total Voting Power;

iii) immediately upon a holder of Series A-2 Convertible Preferred Shares ceasing to be an Investor.

Warrants

As previously disclosed, we completed an exchange offer relating to our outstanding warrants (the “Offer”) on June 14, 2023. Each warrant that was outstanding upon the closing of the Offer was exchanged for 0.216 ordinary shares of the Company per warrant on June 27, 2023 (the “Post-Offer Exchange”). Pursuant to the Offer and the Post-Offer Exchange, we issued an aggregate of 1,083,949 ordinary shares in exchange for all of our outstanding warrants, increasing the number of ordinary shares outstanding from 32,069,622 to 33,153,571. As a result of the completion of the Offer and the Post-Offer Exchange, no warrants remain outstanding. The Public Warrants have been delisted upon completion of the Post-Offer Exchange. Our ordinary shares will continue to be listed and trade on the Nasdaq under the symbol “THCH.” The purpose of the Offer was to simplify our capital structure and reduce the potential dilutive impact of the warrants.

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

Subscription Agreements

On March 9, 2022, THIL entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors committed to subscribe for and purchase, in the aggregate, 890,000 THIL ordinary shares for $50 per share, for an aggregate purchase price equal to $44,500,000 at the closing of the Business Combination on the same terms (the “PIPE Investment”). In addition, THIL will issue to each PIPE Investor who agrees to pay a purchase price of at least $10,000,000 an additional 40,000 ordinary shares and 400,000 warrants upon the closing of the PIPE Investment for no consideration. Pursuant the subscription agreements, the obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) the absence of a legal prohibition on consummating the PIPE Investment, (ii) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (iii) the accuracy of representations and warranties in all material respects and (iv) material compliance with covenants. On the Closing Date and in connection with the closing of the Business Combination, THIL issued an aggregate of 1,010,000 ordinary shares and 1,200,000 warrants to the PIPE Investors.

Convertible Notes

For a detailed description, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Convertible Notes” and “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-Our convertible notes may impact our financial results, result in the dilution of our shareholders, adversely affect our liquidity, create downward pressure on the price of our securities, and restrict our ability to raise additional capital or take advantage of future opportunities.”

Option Agreement

On the Closing Date, THIL, Pangaea Two Acquisition Holdings XXIIB Limited (“XXIIB”) and XXIIA, on the one hand, and Sona, on the other hand, entered into an option agreement (the “Option Agreement”) as contemplated by the Convertible Note Purchase Agreement among THIL, XXIIA and Sona and a Side Agreement to the Convertible Note Purchase Agreement, dated as of March 9, 2022, among Sona, Sunrise and THIL, pursuant to which Sona agreed to replace Sunrise as the subscriber of 200,000 of THIL’s ordinary shares held by XXIIA that may be acquired by Sona through its exercise of the option to purchase such shares at its discretion at a purchase price of $57.50 per share, subject to adjustment (the “Option Shares”). Pursuant to the Option Agreement, upon the terms and subject to the conditions set forth therein, commencing on the Closing Date and terminating at the earlier to occur of (i) 5:00 p.m., New York City time, on the date that is five years after the Closing Date and (ii) the liquidation of THIL in accordance with the THIL Articles (the “Option Expiration Date”), Sona shall have the option to acquire, at its discretion, 40,000 Option Shares from XXIIB at a purchase price of $57.50 per share, subject to adjustments set forth in the A&R Warrant Agreement. The Option Expiration Date will automatically be adjusted on the same terms and subject to the same conditions if the expiration date of the warrants issued pursuant to the A&R Warrant Agreement is adjusted, except with respect to such adjustments resulting from the redemption of the warrants. Prior to the Option Expiration Date, Sona may exercise the options by paying the purchase price in cash or by forfeiting additional options for that number of Option Shares equal to the quotient obtained by dividing (i) the product of the number of Option Shares, multiplied by the excess of the average last reported sale price of THIL’s ordinary shares for the ten trading days ending on the third trading day prior to the date on which the exercise notice is sent to XXIIB and XXIIA (the “Investor Exercise Fair Market Value”) over the $57.50 per share purchase price, as adjusted, by (ii) the Investor Exercise Fair Market Value. Under the Option Agreement, if XXIIA directly holds the Option Shares after the Closing Date, at the option of XXIIA, XXIIB shall assign all of its rights and obligations thereunder to XXIIA upon the receipt of a written notice in respect of the assignment issued by XXIIA. In addition, XXIIA may cancel such options at a price of $0.05 per Option Share, at its discretion and upon no less than 30 days’ notice to Sona, if the last reported sales price of THIL’s ordinary shares has been at least $90.00 per share on each of 20 trading days within any 30 trading-day period commencing on the Closing Date and ending on the third trading day prior to the date on which the notice of cancellation is given.

Equity Support Agreement

For a detailed description, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Equity Support Agreement.”

Committed Equity Facility

For a detailed description, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Committed Equity Facility.”

Share Purchase Agreement and Popeyes MDA

For a detailed description, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Share Purchase Agreement and Popeyes MDA.”

June 2024 Transactions

On June 28, 2024, THIL entered into a series of transactions with entities controlled by Cartesian Capital Group LLC (“Cartesian”) and entities controlled by Restaurant Brands International Inc. (“RBI” and together with Cartesian, the “Investors”). Specifically, the Company entered into (i) a Share Purchase Agreement for the sale of PLKC International Limited (“Popeyes China”) to PLK APAC Pte. Ltd., a subsidiary of RBI, (ii) a Securities Purchase Agreement for the issuance of Convertible Notes to each of the Investors, and (iii) an amendment of the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement (collectively, the “June 2024 Transactions”).

Sale of Popeyes China

On June 28, 2024, the Company sold 100% of its equity interest in Popeyes China pursuant to a share purchase agreement dated June 28, 2024 (the “Share Purchase Agreement”) with PLK APAC Pte. Ltd., (the “Purchaser”).

The Purchaser is the franchisor of the Popeyes® brand for the Asia-Pacific region and a subsidiary of RBI.

The purchase price reflected an enterprise value of Popeyes China at US$15 million on a cash free, debt free basis, as adjusted by certain capital expenditures and liabilities.

The Share Purchase Agreement contains customary representations, warranties, covenants and undertakings as well as an indemnity by the Company in favor of the Purchaser for certain specified matters. Concurrently with the Sale of Popeyes China, the Company also entered a transition services agreement to provide the Purchaser and Popeyes China (and its subsidiaries) certain services for a period of up to 180 days following the closing date (which period may be extended by a further period of 180 days at the election of Purchaser).

Investments in the Company

On June 28, 2024, or the Initial Closing Date, the Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Tim Hortons Restaurants International GmbH (the “THRI”), Pangaea Three Acquisition Holdings IV Limited (“P3AHIV”) and Pangaea Two Acquisition Holdings XXIIA Limited (“PTAHXXIIA” and together with P3AHIV, the “Cartesian Investors”) pursuant to which the Company issued on the Initial Closing Date:

●	US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the settlement of overdue accounts payables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”).

●	One (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.0000469793497033866 per share (as adjusted for share splits and combinations) (the “Ordinary Shares”) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met.

●	One (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has those voting rights set forth below.

●	US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into Ordinary Shares (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the Share Purchase Agreement (the “Original SPA”), dated as of March 30, 2023, among the Company, the Purchaser, Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes.

In addition, subject to the satisfaction of certain operational and financial conditions set forth in the Securities Purchase Agreement, the Company agreed to issue, and THRI agreed to purchase, (i) US$5.0 million of Series A Convertible Notes on each of August 15, 2024 and January 15, 2025 and (ii) at the option of THRI additional Series A Convertible Notes as described in the Securities Purchase Agreement.

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Notes.”

Maturity; Interest Rates and Covenants. Each of the Convertible Notes will have a tenor of three (3) years from the Initial Closing Date and bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount. The Convertible Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Notes and certain customary events of default.

Conversion Rates. Each US$100 principal amount of Series A Convertible Notes converts into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 121.01 Ordinary Shares. Each US$100 of principal amount of Series A-1 Convertible Notes converts directly into 121.01 Ordinary Shares. The conversion rates for each Series A-2 Preferred Share and each US$100 of principal amount of Series A-1 Convertible Notes are based on 110% of the average of the volume weighted average closing price of the Ordinary Shares for the 5 trading days immediately prior to the Initial Closing Date. The conversion rates are subject to adjustment for share splits and consolidations.

Voting Rights. Each holder of outstanding Series A-2 Preferred Shares will have the right to exercise those number of votes as it would be entitled to vote on an “as converted basis”. The one Class A-1 Special Voting Share is entitled to that number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes (i.e., those that have not yet converted) into Series A-2 Preferred Shares. The holder of the Class A-1 Special Voting Share will vote such shares at the direction on the holders of the Series A Convertible Notes (based upon the number of votes represented by such Convertible Notes). The Class A-1 Special Voting Share and the Series A-2 Preferred Shares voting together as a single class, will have the right to elect two directors until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 11.1% of the total voting power of the Company and one director until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 3.0% of the total voting power of the Company. In addition, the Class A-1 Special Voting Share and the outstanding Series A-2 Preferred Shares will vote, as a single class, with the Ordinary Shares on all other matters other than the election of the Ordinary Share directors.

Master Development Agreement Amendment

On June 28, 2024, the Company and its subsidiaries in Hong Kong and China entered into a Second Amendment to the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend the Development Schedule and certain requirements relating to sub-franchising and the development of Tims Express and Tims Go.

D	Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters.”

E	Taxation

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to an investment in our ordinary shares and warrants (together, our “securities”) by a U.S. Holder (as defined below). This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, (the “Code”), existing and proposed United States Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (the ” IRS”), and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought, nor do we intend to seek, any ruling from the IRS with respect to the United States federal income tax consequences described below, and there can be no assurance that the IRS will not take, and a court would sustain, a contrary position. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax or other non-income tax considerations, or any state, local or non-United States tax considerations, relating to an investment in our ordinary shares and warrants.

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

This discussion applies only to a U.S. Holder (as defined below) that holds our ordinary shares and warrants as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	controlled foreign corporations;

●	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities whose interests are held by qualified foreign pension funds;

●	dealers, brokers or traders in securities, commodities or foreign currencies;

●	persons that use or are required to use a mark-to-market method of accounting;

●	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

●	certain former citizens or residents of the United States subject to Section 877 or 877A of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	individual retirement accounts and Roth IRAs;

●	S corporations;

●	PFICs or their stockholders;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ordinary shares or warrants as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own ordinary shares or warrants representing 5% or more of our total voting power or value;

●	persons who acquired ordinary shares or warrants pursuant to the exercise of an employee stock option or otherwise as compensation;

●	persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares or warrants as a result of such income being recognized on an applicable financial statement;

●	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax; or

●	non-U.S. Holders.

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

Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our ordinary shares (without reduction for any amounts withheld) generally will be includible in a U.S. Holder’s gross income as foreign source dividend income on the date of receipt by such U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in its ordinary shares, and then, to the extent such excess amount exceeds such U.S. Holder’s tax basis in its ordinary shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Constructive Dividends on our Ordinary Shares or Warrants

If the exercise price of our warrants is adjusted in certain circumstances (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of our ordinary shares or warrants. Any such constructive dividend will be taxable generally as described above under “-Dividends and Other Distributions on our Ordinary Shares.” Generally, a U.S. Holder’s tax basis in our ordinary shares or warrants will be increased to the extent of any such constructive dividend. U.S. Holders should consult their own tax advisers regarding the proper United States federal income tax treatment of any adjustments to (or failure to adjust, or adjust adequately) the exercise price of the warrants.

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

Subject to the PFIC rules described below, if we redeem warrants for cash, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “-Sale, Exchange, Redemption or Other Taxable Disposition of our Securities.”

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

Based on the composition of our income, assets and operations and our subsidiaries, we do not believe we are treated as a PFIC for the 2024 taxable year. However, whether we or any of our subsidiaries are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of the ordinary shares how quickly we use liquid assets and cash may influence whether we or any of our subsidiaries are treated as PFIC. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ordinary shares, and the proceeds from the sale or exchange of our ordinary shares, that are paid to U.S. Holders within the United States (and in certain cases, outside the United States), unless such U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification (generally on the IRS Form W-9) or such U.S. Holder otherwise establishes an exemption from information reporting and backup withholding (currently at a rate of 24%). Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against a U.S. Holder’s United States federal income tax liability, and such holder may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if such holder files an appropriate claim for refund with the IRS and furnishes any required information in a timely manner.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Our principal activities are carried out in PRC and our transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must be processed through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the Peoples’ Bank of China, which are determined largely by supply and demand. We do not expect that there will be any significant currency risk during the reporting periods. A 5% depreciation of U.S. dollars against Renminbi may increase comprehensive loss and shareholders’ equity by RMB4.1 million, RMB24.4 million and RMB41.5 million (US$5.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Concentration of Credit Risk

Our credit risk primarily arises from cash, prepaid expenses and other current assets and accounts receivable. Bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Hong Kong are insured by the government authorities up to RMB500,000 and HKD800,000, respectively. Total bank deposits are insured by the government authority with amounts up to RMB11.6 million, RMB16.7 million and RMB12.3 million (US$1.7 million) as of December 31, 2022, 2023 and 2024, respectively.

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

Based upon the evaluation, due to the three material weaknesses described below as of December 31, 2024, our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this Annual Report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses identified in our internal control over financial reporting as described below.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company” as defined in the JOBS Act.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this Annual Report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2024. The material weaknesses identified relate to (i) the Company inadequate competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) the Company has inadequate period end financial closing policies and procedures to implement and effectively operate key controls over period end financial closing process for preparation of consolidated financial statements, including disclosures, in accordance with U.S. GAAP and relevant SEC financial reporting requirements; and (iii) Lack of design, implementation and operating effectiveness of certain general information technology controls in SAP system, including identification and authentication, logical access de-provisioning, privilege access management, program change, segregation of duties in IT program change, monitoring on system job and system recovery.

To develop and implement a sound controls and procedures regarding the two material weaknesses, we have hired a Chief Financial Officer with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC. We also plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, especially on complex U.S. GAAP accounting issues and related disclosures, (iii) enhancing U.S. GAAP accounting policies, procedures manual and management functions, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements, (v) engaging extend specialists and consultants to improve processes and system designs and monitoring controls over period-end financial closing procedures, (vi) formalize policies and procedures on account authorization, access management, program change validation and acceptance, data backup and system recovery; (vii) add personnel and allocate resources as necessary to support the increasing complexity of our SAP system; and (viii) reassess and select more qualified SAP service providers to improve the segregation of duties in SAP system management and to enhance our ability to assess the effectiveness of the SAP system control environment.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. At the time of this Annual Report, these material weaknesses have not been remediated.

ITEM 16 [Reserved]

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

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2024, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$
Audit fees	8,830,000	7,430,000	$1,017,906
Audit-related fees	185,000	-	$-
Tax fees	-	160,000	$21,920
All other fees	-	-	-
Total	9,015,000	7,590,000	$1,039,826

Audit Fees

Audit fees for the year ended December 31, 2024 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory, regulatory filings and registration statements or engagements and the audited and unaudited financial statements included in our Registration Statement on Forms F-3.

Audit-related fees

Audit-related Fees represents the aggregate fees billed or to be billed for each of the fiscal years listed for the assurance and related services rendered by our auditor that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

Tax Fees

Tax fee represents the aggregate fees billed for each of the fiscal years listed for the professional tax services rendered by our auditors.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value; (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company, (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance, and (c) Nasdaq Listing Rule 5620, which requires that a listed company must hold its annual shareholders meeting within one year of the company’s fiscal year-end.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policies is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have formed a data management team, consisting of our head of IT and our general counsel, to oversee and manage cybersecurity related matters and formulate policies as necessary. Our current head of IT, Rui Pang, has over 12 years of experience in cybersecurity risk management. Our data management team reports to our nominating and corporate governance committee on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our data management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our data management committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our nominating and corporate governance committee will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our data management committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee before it is disseminated to the public.

PART III

ITEM 17  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of TH International Limited are included at the end of this Annual Report.

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of TH International Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
2.1*	Description of Securities of the Registrant
2.2	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
2.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
2.4	Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
2.5	Amendment No. 1 to Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on June 12, 2023)
2.6	Indenture between TH International Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022)
2.7	Certificate of Designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.1	Agreement and Plan of Merger, dated as of August 13, 2021, by and among TH International Limited, Miami Swan Ltd and Silver Crest Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on January 31, 2022)
4.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of March 9, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.4	Amendment No. 3 to Agreement and Plan of Merger, dated as of June 27, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on June 27, 2022)
4.5	Amendment No. 4 to Agreement and Plan of Merger, dated as of August 30, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on August 30, 2022)
4.6	Registration Rights Agreement by and among the TH International Limited, Silver Crest Management LLC and certain shareholders of TH International Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.7	Lock-Up and Support Agreement, dated as of August 13, 2021, by and among TH International Limited, Silver Crest Acquisition Corporation and the shareholders of TH International Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)

4.8	Sponsor Lock-Up Agreement, dated as of August 13, 2021, by and between TH International Limited and Silver Crest Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.9	Voting and Support Agreement, dated as of August 13, 2021, made by and among TH International Limited, Silver Crest Acquisition Corporation and Silver Crest Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.10	Amendment No. 1 to Voting and Support Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.11+	Amended and Restated Share Incentive Plan of TH International Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on March 28, 2022)
4.13	Amended and Restated Master Development Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.14	Amendment No. 1 to Amended and Restated Master Development Agreement, dated as of September 28, 2022, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.15	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited, Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (China) Holdings Co. Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd. and Tim Coffee (Shenzhen) Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.16	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and between Tim Hortons Restaurants International GmbH and TH Hong Kong International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.17	Business Cooperation Agreement between Pangaea Data Tech (Shanghai) Co., Ltd and Tim Hortons (China) Holdings Co., Ltd., dated December 2, 2021 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022)
4.18	Convertible Note Purchase Agreement among TH International Limited, Sona Credit Master Fund Limited and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.19	Convertible Note Purchase Agreement among TH International Limited, Sunrise Partners Limited Partnership and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.20	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.21	Ordinary Share Purchase Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022)
4.22	Amendment No. 1 to Ordinary Share Purchase Agreement, dated November 9, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.23	Registration Rights Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022)
4.24	Equity Support Agreement, dated March 8, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.25	Amendment No. 1 to Equity Support Agreement, dated July 28, 2022 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)

4.26	Amendment No. 2 to Equity Support Agreement, dated December 27, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on December 28, 2022)
4.27	Pledge and Security Agreement, dated May 25, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on June 8, 2022)
4.28	Control Agreement, dated June 13, 2022(incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.29	Option Agreement by and between TH International Limited, Pangaea Two Acquisition Holdings XXIIB Limited and Pangaea Two Acquisition Holdings XXIIA Limited and Sona Credit Master Fund Limited, dated September 28, 2022 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.30	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on March 30, 2023)
4.32	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.33	Second Amendment to the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement (incorporated by reference to Exhibit 10.5 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.34	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.35	Form of Series A Convertible Subordinated Note (incorporated by reference to Exhibit 10.3 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.36	Form of Series A-1 Convertible Subordinated Note (incorporated by reference to Exhibit 10.4 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
8.1*	List of subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 11 to the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on April 28, 2023)
11.2*	Insider Trading Policy
12.1*	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on April 30, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report.
**	Furnished with this Annual Report.

+	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TH International Limited

By:	/s/ Yongchen Lu
Name:	Yongchen Lu
Title:	Chief Executive Officer and Director

Date: May 15, 2025

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
TH International Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TH International Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred recurring losses and had net operating cash outflow from continuing operation, net current liabilities, and accumulated losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Shanghai, China

May 15, 2025

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Expressed in Renminbi Yuan)

		As of December 31,
	Note	2024	2023
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	4	152,368,315	202,314,954
Restricted cash	4	31,869,116	-
Time deposits	4	-	17,165,400
Accounts receivable, net	6	30,525,920	27,561,509
Amount due from related parties	27	5,857,636	-
Inventories	7	37,578,415	49,866,245
Prepaid expenses and other current assets	8	158,881,587	156,854,528
Current assets of discontinued operation	5	-	4,857,026
Total current assets		417,080,989	458,619,662
Non-current assets
Property and equipment, net	9	502,158,702	665,991,898
Intangible assets, net	10	97,019,088	110,966,073
Operating lease right-of-use assets	15	493,308,393	785,437,497
Other non-current assets	11	53,966,563	63,854,202
Non-current assets of discontinued operation	5	-	130,569,332
Total non-current assets		1,146,452,746	1,756,819,002
Total assets		1,563,533,735	2,215,438,664

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Bank borrowings, current	12	381,262,545	538,232,521
Accounts payable		223,837,607	219,774,829
Contract liabilities	13	39,677,547	40,714,834
Amount due to related parties	27	48,116,596	52,002,012
Convertible notes, at fair value, current	18	473,715,560	-
Operating lease liabilities	15	178,115,199	189,834,647
Other current liabilities	16	191,206,863	291,715,848
Current liabilities of discontinued operation	5	-	63,558,004
Total current liabilities		1,535,931,917	1,395,832,695

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

(Expressed in Renminbi Yuan)

		As of December 31
	Note	2024	2023
		RMB	RMB
Non-current liabilities
Bank borrowings, non-current	12	-	5,266,370
Contract liabilities	13	8,021,755	5,271,661
Amount due to related parties	27	-	94,199,910
Operating lease liabilities	15	380,075,128	653,658,810
Convertible notes, at fair value, non-current	18	464,847,231	420,712,380
Other non-current liabilities	19	7,673,110	8,636,681
Non-current liabilities of discontinued operation	5	-	54,289,372
Total non-current liabilities		860,617,224	1,242,035,184
Total liabilities		2,396,549,141	2,637,867,879

Shareholders’ deficit
Series A-2 Convertible Preferred Share (US$ 0.00004697934970338660 par value, 0.2 share authorized, issued and outstanding as of December 31, 2024, nil share authorized, issued and outstanding as of December 31, 2023)	24	-	-
Class A-1 Special Voting Share (US$ 0.00004697934970338660 par value, 0.2 share authorized, issued and outstanding as of December 31, 2024, nil share authorized, issued and outstanding as of December 31, 2023)	24	-	-
Ordinary shares (US$ 0.00004697934970338660 par value, 100,000,000 shares authorized, 33,243,582 and 32,010,526 shares issued and outstanding as of December 31, 2024, respectively, 33,243,582 and 31,649,630 shares issued and outstanding as of December 31, 2023, respectively)	24	9,733	9,733
Additional paid-in capital		1,818,421,338	1,807,715,296
Accumulated losses		(2,668,505,330)	(2,256,423,775)
Accumulated other comprehensive income		9,184,842	21,491,865
Treasury shares (1,233,050 and 1,593,946 ordinary shares as of December 31, 2024 and 2023, respectively)	24	-	-

Total deficit attributable to shareholders of the Company		(840,889,417)	(427,206,881)
Non-controlling interests		7,874,011	4,777,666
Total shareholders’ deficit		(833,015,406)	(422,429,215)

Commitments and contingencies	14

Total liabilities and shareholders’ deficit		1,563,533,735	2,215,438,664

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2024	2023	2022
		RMB	RMB	RMB
Revenues
Company owned and operated stores		1,188,292,854	1,389,640,747	938,096,823
Other revenues (including other revenues from transactions with a related party of RMB1,211,216, nil and nil for the years ended December 31, 2024, 2023 and 2022, respectively)		202,864,957	170,365,060	72,966,943
Total revenues	20	1,391,157,811	1,560,005,807	1,011,063,766

Costs and expenses, net
Company owned and operated stores

Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB53,208,876, RMB72,109,353 and RMB36,862,860 for the years ended December 31, 2024, 2023 and 2022, respectively)		374,086,268	486,359,371	314,550,334
Store rental expenses		241,425,171	289,556,435	236,838,444
Payroll and employee benefits		231,541,640	304,545,595	268,857,299
Delivery costs		119,171,120	116,449,046	73,615,391
Other operating expenses (including service fee from transactions with a related party of RMB600,000, RMB600,000 and RMB550,000 for the years ended December 31, 2024, 2023 and 2022, respectively)		95,035,952	118,633,641	107,769,989
Store depreciation and amortization		129,613,822	138,734,429	118,658,800
Company owned and operated store costs and expenses		1,190,873,973	1,454,278,517	1,120,290,257
Costs of other revenues		153,611,770	149,692,427	48,554,641
Marketing expenses		64,848,548	96,678,285	81,017,100
General and administrative expenses		210,322,557	325,258,149	289,544,688
Franchise and royalty expenses (including franchise and royalty expenses from transactions with related parties of RMB 47,477,864, RMB 51,697,551 and RMB 31,882,569 for the years ended December 31, 2024, 2023 and 2022, respectively)		57,761,479	57,063,007	35,595,253
Other operating costs and expenses		10,794,362	28,872,217	8,340,034
Loss on disposal of property and equipment		4,146,858	16,404,477	8,835,137
Impairment losses of long-lived assets	9	56,287,026	111,426,961	7,222,765
Other income	21	(8,408,091)	(11,743,225)	(7,152,455)
Total costs and expenses, net		1,740,238,482	2,227,930,815	1,592,247,420

Operating loss from continuing operations		(349,080,671)	(667,925,008)	(581,183,654)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations (continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31
	Note	2024	2023	2022
		RMB	RMB	RMB
Interest income		3,202,948	14,182,881	2,703,219
Interest expenses		(22,448,159)	(20,419,992)	(14,804,002)
Foreign currency transaction gain/(loss)		3,484,612	(16,771,124)	(6,275,369)
Loss of the debt extinguishment	3	(10,657,161)	-	-
Changes in fair value of Deferred Contingent consideration	26	(16,941,248)	(26,106,460)	-
Changes in fair value of convertible notes	26	(65,874,310)	(58,280,908)	(4,493,605)
Changes in fair value of warrant liabilities	26	-	(83,966,126)	45,903,468
Changes in fair value of ESA derivative liabilities	26	-	19,654,006	(186,598,308)

Loss from continuing operations before income taxes		(458,313,989)	(839,632,731)	(744,748,251)

Income tax expenses	23	(2,115,015)	(97,241)	-

Net loss from continuing operations		(460,429,004)	(839,729,972)	(744,748,251)

Discontinued operation:
Net income (loss) from discontinued operations (including gain on disposal of Popeyes business of RMB70,664,684 for the year ended December 31, 2024)	5	51,443,794	(33,196,461)	-

Net loss		(408,985,210)	(872,926,433)	(744,748,251)

Net loss from continuing operations		(460,429,004)	(839,729,972)	(744,748,251)
Net (income)/losses from continuing operations attributable to non-controlling interests		(3,096,345)	(3,323,950)	2,103,019
Net loss from continuing operations attributable to shareholders of the Company		(463,525,349)	(843,053,922)	(742,645,232)
Net income/(loss) from discontinued operations attributable to shareholders of the Company		51,443,794	(33,196,461)	-
Net loss attributable to shareholders of the Company		(412,081,555)	(876,250,383)	(742,645,232)
Basic and diluted loss per ordinary share	25	(12.70)	(28.41)	(28.99)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Expressed in Renminbi Yuan)

		For the Years Ended December 31
	Note	2024	2023	2022
		RMB	RMB	RMB
Net loss		(408,985,210)	(872,926,433)	(744,748,251)

Other comprehensive income (loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		(1,494,507)	(2,116,740)	(1,520,393)
Unrealized gain on short-term investment, net of nil income taxes		-	3,584,872	2,133,528
Amounts reclassified from accumulated other comprehensive income		-	(5,718,400)	-
Foreign currency translation adjustment, net of nil income taxes		(10,812,516)	8,741,308	(19,356,001)
Total comprehensive loss		(421,292,233)	(868,435,393)	(763,491,117)

Less: Comprehensive (income) loss attributable to non-controlling interests		(3,096,345)	(3,323,950)	2,103,019

Comprehensive loss attributable to shareholders of the Company		(424,388,578)	(871,759,343)	(761,388,098)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Renminbi Yuan)

		Ordinary shares					Accumulated	Total equity attributable to
	Note	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022		24,838,791	7,497	937,315,273	-	(637,528,160)	35,743,691	335,538,301	3,556,735	339,095,036

Net loss		-	-	-	-	(742,645,232)	-	(742,645,232)	(2,103,019)	(744,748,251)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	(1,520,393)	(1,520,393)	-	(1,520,393)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	(19,356,001)	(19,356,001)	-	(19,356,001)
Unrealized gain on short-term investment, net of nil income taxes		-	-	-	-	-	2,133,528	2,133,528	-	2,133,528
Issuance of shares to L&L Tomorrow Holdings Limited	24	34,909	11	9,964,474			-	9,964,485	-	9,964,485
Issuance of shares to THC Hope IB Limited	24	1,648,597	-	-	-	-	-	-	-	-
Transaction cost of Merger and PIPE Transactions	24	-	-	(85,728,299)	-	-	-	(85,728,299)	-	(85,728,299)
Equity financing through Merger Transaction	24	1,138,727	380	(37,625,574)	-	-	-	(37,625,194)	-	(37,625,194)
Equity financing through PIPE Transaction	24	1,010,000	338	312,871,174	-	-	-	312,871,512	-	312,871,512
Equity financing through ESA Transaction	24	1,000,000	334	267,361,986	-	-	-	267,362,320	-	267,362,320
Capital contribution from shareholders		-	-	1,777,675	-	-	-	1,777,675	-	1,777,675
Share-based compensation	22	-	-	44,421,298	-	-	-	44,421,298	-	44,421,298
Issuance of shares to Cantor	24	165,289	56	21,656,644	-	-	-	21,656,700	-	21,656,700

Balance at December 31, 2022		29,836,313	8,616	1,472,014,651	-	(1,380,173,392)	17,000,825	108,850,700	1,453,716	110,304,416

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (continued)

(Expressed in Renminbi Yuan)

		Ordinary shares					Accumulated	Total equity (deficit) attributable to
	Note	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	Total shareholders’ equity (deficit)
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		29,836,313	8,616	1,472,014,651	-	(1,380,173,392)	17,000,825	108,850,700	1,453,716	110,304,416

Net loss		-	-	-	-	(876,250,383)	-	(876,250,383)	3,323,950	(872,926,433)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	(2,116,740)	(2,116,740)	-	(2,116,740)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	8,741,308	8,741,308	-	8,741,308
Unrealized gain on short-term investment, net of nil income taxes		-	-	-	-	-	3,584,872	3,584,872	-	3,584,872
Amounts reclassified from accumulated other comprehensive income		-	-	-	-	-	(5,718,400)	(5,718,400)	-	(5,718,400)
Issuance of shares to L&L Tomorrow Holdings Limited	24	30,005	10	1,928,074	-	-	-	1,928,084	-	1,928,084
Decrease of transaction cost of Merger and PIPE Transactions		-	-	1,386,708	-	-	-	1,386,708	-	1,386,708
Transaction cost of equity financing through ESA	17	-	-	(4,657,323)	-	-	-	(4,657,323)		(4,657,323)
Share-based compensation	22	-	-	62,548,907	-	-	-	62,548,907	-	62,548,907
Exchange of Public and Private warrants		1,083,949	365	105,931,016	-	-	-	105,931,381	-	105,931,381
Popeyes Acquisition	3	2,293,315	742	167,151,137	-	-	-	167,151,879	-	167,151,879
Exercise of equity-settled share-based payments	24	-	-	1,412,126	-	-	-	1,412,126	-	1,412,126

Balance at December 31, 2023		33,243,582	9,733	1,807,715,296	-	(2,256,423,775)	21,491,865	(427,206,881)	4,777,666	(422,429,215)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (continued)

(Expressed in Renminbi Yuan)

		Series A-2 Convertible Prefer Share		Class A-1 Special Voting Share		Ordinary shares					Accumulated	Total equity (deficit) attributable to		Total
	Note	Number of issued shares	Amount	Number of issued shares	Amount	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	shareholders’ equity (deficit)
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024		-	-	-	-	33,243,582	9,733	1,807,715,296	-	(2,256,423,775)	21,491,865	(427,206,881)	4,777,666	(422,429,215)

Net loss		-	-	-	-	-	-	-	-	(412,081,555)	-	(412,081,555)	3,096,345	(408,985,210)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	-	-	-	-	(1,494,507)	(1,494,507)	-	(1,494,507)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	-	(10,812,516)	(10,812,516)	-	(10,812,516)
Decrease of transaction cost of Merger and PIPE Transactions		-	-	-	-	-	-	1,277,140	--	--	--	1,277,140	--	1,277,140
Share-based compensation	22	-	-	-	-	-	-	1,045,008	-	-	-	1,045,008	-	1,045,008
Issuance of Shares	3	-	-	-	-	-	-	713	-	-	-	713	-	713
Exercise of equity-settled share-based payments	24	-	-	-	-	-	-	8,383,181	-	-	-	8,383,181	-	8,383,181

Balance at December 31, 2024		-	-	-	-	33,243,582	9,733	1,818,421,338	-	(2,668,505,330)	9,184,842	(840,889,417)	7,874,011	(833,015,406)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2024	2023	2022
		RMB	RMB	RMB
Cash flow from operating activities:
Net loss		(408,985,210)	(872,926,433)	(744,748,251)
Net loss / (income) from discontinued operations		(51,443,794)	33,196,461	-
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		169,680,769	163,149,386	133,402,504
Loss on disposal of property and equipment		4,146,858	16,404,477	8,835,137
Loss on disposal of intangible assets		125,747	646,162	-
Provision for Inventories write-down		3,407,308	11,589,111	387,999
Allowance for doubtful accounts		8,662,226	2,602,855	2,356,034
Impairment losses of long-lived assets		56,287,026	111,426,961	7,222,765
Share-based payment expenses		1,045,008	64,476,991	74,686,711
Unrealized foreign currency transaction loss (gains)		(1,209,646)	4,966,290	2,369,080
Transaction cost for issuance of convertible notes		3,784,959	-	-
Changes in fair value of Deferred Contingent consideration	26	16,941,248	26,106,460	-
Changes in fair value of convertible notes	26	65,874,310	58,280,908	4,493,605
Changes in fair value of warrant liabilities	26	-	83,966,126	(45,903,468)
Changes in fair value of ESA derivative liabilities	26	-	(19,654,006)	186,598,308
Loss of debt distinguishment	3	10,657,161	-	-
Accrued interests on promissory notes	27	5,269,007	-	-

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable		(11,626,637)	(24,547,169)	1,844,063
Amounts due from related parties		(1,092,991)	-	-
Inventories		8,880,522	10,012,161	(29,376,113)
Prepaid expenses and other current assets		(2,027,059)	(48,579,798)	16,088,529
Other non-current assets		9,887,639	18,416,158	(14,959,136)
Accounts payable		4,062,778	109,135,149	44,720,900
Amounts due to related parties		130,391,595	28,777,686	8,411,048
Contract liabilities		1,712,807	20,553,014	10,333,684
Other current liabilities		(76,675,057)	(1,066,449)	35,009,222
Other non-current liabilities		(963,571)	716,728	(39,247,754)
Right-of-use assets and lease liabilities		6,825,974	4,211,516	50,546,769

Net cash used in operating activities from continuing operations		(46,381,023)	(198,139,255)	(286,928,364)
Net cash provided by operating activities from discontinued operations		6,714,061	2,009,374	-
Net cash used in operating activities		(39,666,962)	(196,129,881)	(286,928,364)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2024	2023	2022
		RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property and equipment and intangible assets		(102,838,582)	(291,667,204)	(334,930,178)
Purchase of short-term investments		-	-	(370,242,173)
Purchase of time deposits		-	(17,165,400)	-
Proceeds from disposal of property and equipment		9,839,495	271,437	-
Proceeds from maturity of time deposits		17,165,400	-	-
Proceeds from disposal of short-term investments		-	369,297,715	-
Net cash (used in) / provided by investing activities from continuing operations		(75,833,687)	60,736,548	(705,172,351)
Net cash provided by (used in) investing activities from discontinued operations		67,796,931	(737,636)	-
Net cash (used in) / provided by investing activities		(8,036,756)	59,998,912	(705,172,351)
Cash flows from financing activities:
Proceeds from convertible notes	3	41,104,980	-	-
Payment of issuance costs of convertible notes	3	(3,784,959)
Proceeds from issuance of promissory notes	27	142,536,000	-
Proceeds from bank borrowings		700,060,825	1,003,893,914	707,579,122
Repayment of bank borrowings		(862,297,171)	(877,002,532)	(494,930,388)
Proceeds from issuance of preferred shares		713	-	-
Payments to Shaolin Capital Management LLC due to ESA Transaction		-	(249,470,932)	-
Proceed from exercise of employee share option		8,383,181	1,412,126	-
Payment of offering costs		-	(4,657,323)	(81,688,831)
Proceeds from financing through Popeyes Transaction		-	206,658,000	-
Proceeds from Merger Transaction		-	-	24,237,896
Proceeds from equity financing through PIPE Transaction		-	-	316,426,861
Proceeds from equity financing through ESA Transaction		-	-	355,535,000
Net cash provided by financing activities from continuing operations		26,003,569	80,833,253	827,159,660
Net cash provided by financing activities		26,003,569	80,833,253	827,159,660

Effect of foreign currency exchange rate changes on cash and cash equivalents		2,350,888	19,806,978	13,181,099

Net decrease in cash and cash equivalents and restricted cash		(19,349,261)	(35,490,738)	(151,759,956)

Cash and cash equivalents and restricted cash, beginning of the year		203,586,692	239,077,430	390,837,386
Cash and cash equivalents and restricted cash, at end of year		184,237,431	203,586,692	239,077,430
Less: Cash and restricted cash of discontinued operations at end of year		-	(1,271,738)	-
Cash, cash equivalents and restricted cash at end of the year		184,237,431	202,314,954	239,077,430

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2024	2023	2022
		RMB	RMB	RMB
Supplemental disclosure of cash flow information:
Interest expenses paid		17,912,322	20,048,704	13,678,165
Income tax paid		151,983	-	-

Supplemental disclosure of non-cash investing and financing activities:
Settlement of promissory notes through issuance of convertible notes	27	147,819,389	-	-
Purchase of property and equipment with unpaid costs accrued within other current liabilities	16	75,330,611	116,595,550	139,578,631
Exchange of Public and Private warrants by issuance of ordinary shares		-	105,931,381	-
Issuance of ordinary shares to settle bonus		-	-	1,355,772
Accrued offering costs		-	-	4,039,468
Settlement of payment of coffee beans and franchise fee through issuance of convertible notes	3	134,277,011	-	-
Settlement of deferred contingent consideration in exchange of issuance convertible note to Cartesian	3	100,569,154	-	-
Settlement of deferred contingent consideration in exchange of consideration for Popeyes Disposal	3	11,174,350	-	-
Non-cash effect of disposal of Popeyes China	3	17,764,115	-	-

Details of non-cash items of investing and financing activities relevant to the acquisition of Intangible assets and settlement of Deferred Contingent Consideration under the Popeyes Acquisition are disclosed in Note 3.

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

1.	Description of Business

TH International Limited was incorporated in Cayman Islands in April 2018. Pursuant to a master development agreement between TH Hong Kong International limited (“THHK”), a subsidiary of TH International Limited, and Tim Hortons Restaurants International GmbH (“THRI”), a subsidiary of Restaurant Brands International Inc (“RBI”) effective from June 11, 2018, with initial contractual term of 20 years and THHK has the option to extend the initial term for 10 years, subject to achieving certain agreed-upon milestones of cumulative store opening target by the end of development year 10 and the end of development year 20, TH International Limited together with its subsidiaries (“the Company”) owns the exclusive franchise right authorized by THRI, and is authorized to develop and operate stores branded “Tim Hortons” throughout the People’s Republic of China (“PRC”), including Hong Kong and Macau. The master development agreement also sets out terms related to development obligations, services and related obligations, fees, system standards and manuals, insurance obligations, relationship of the parties and indemnification, inspections and assignments, termination, rights and obligations upon termination or expiration, and other general provisions. On August 13, 2021, the master development agreement was amended and restated to set out new terms related to (1) conditions at which the Company is allowed to incur indebtedness and usage of such proceeds; (2) THRI’s right to nominate one individual to the board of directors of TH International Limited; (3) THRI’s right to designate an observer to attend all meetings of the Company’s board of directors or any committee of the board of directors.

On March 30, 2023, the Company acquired the exclusive franchise right authorized by PLK APAC Pte. Ltd. (“PLK”) (Note 3) which is a subsidiary of the THRI, and was authorized to develop and operate stores branded “Popeyes” throughout the Chinese Mainland and Macau.

On June 28, 2024 (the “Transaction Date”), the Company entered into the Share Purchase Agreement for the sale of PLKC International Limited and its subsidiary (“Popeyes China”) to PLK APAC Pte. Ltd.(“PLK”), a subsidiary of RBI; and subsequent to the disposal of Popeyes China business (“Popeyes Disposal”), the Company did not operate any stores branded “Popeyes”.

The first Tim Hortons store in Chinese Mainland opened in February 2019. As of December 31, 2024, there were 1,022 Tim Hortons stores in PRC, including 576 Company owned and operated stores and 446 franchised stores. For the 576 Company owned and operated stores, 192 stores are in Shanghai, 64 stores in Beijing, 49 stores in Hangzhou, 26 stores in Guangzhou, 26 stores in Shenzhen, and other 219 stores in Xi’an, Wuhan, Nanjing, Chengdu, Suzhou, etc.

On January 7, 2025 the Company implemented a 1-for-5 reverse stock split (Note 29) of the Company’s ordinary shares effective December 31, 2024. The share information and the conversion ratio of the Company’s convertible notes, warrants, option units, and restricted share units of the Company have been retrospectively presented to reflect the effect of the reverse stock split.

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

Merger Transaction (Continued)

Upon the consummation of the Merger Transaction, (i) 116,855 issued ordinary shares of the Company held by certain existing shareholders of the Company before the Merger Transaction (the “Existing Shareholders”) were subdivided using the exchange ratio of approximately 212.9 into 24,873,695 ordinary shares. As a result, the par value of ordinary shares was updated from US$0.01 to US$0.00004697934970338660. All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the stock split; (ii) 7,745 issued ordinary shares of the Company held by THC Hope IB Limited, a trust established to hold securities on behalf of certain employee and members of management, were subdivided using the exchange ratio of approximately 212.9 into 1,648,597 ordinary shares; (iii) the Company issued 1,138,727 ordinary shares in exchange of 1,381,136 Class A ordinary shares of SPAC held by public shareholders of the SPAC and 4,312,500 Class B ordinary shares of SPAC held by Silver Crest Management LLC (the “Sponsor”), among which 280,000 ordinary shares owned by the Sponsor were unvested and subject to forfeiture, only to be vested upon the Company’s future share price reaching certain price threshold (the “Earn-in Shares”). On the fifth anniversary of the Closing Date, the Earn-in Shares will be forfeited if certain price threshold are not met. The Company concluded that the Earn-in Shares to be classified as equity under ASC 815 because the instruments are considered to be indexed to the Company’s own stock and qualify for equity classification. The fair value of the Earn-in Shares was US$5,900,000 (equivalent to RMB41,953,130) as of September 28, 2022, and was accounted for as additional paid-in capital; (iv) the Company issued 17,250,000 Warrants in exchange of the warrants of SPAC held by public shareholders (the “Public Warrants”), and issued 4,450,000 Warrants to the Sponsor in exchange of warrants of SPAC held by the Sponsor (the “Sponsor Warrants”).

The Company also commits to issue up to 2,800,000 ordinary shares to the Existing Shareholders upon the Company’s future share price reaching certain price threshold (the “Earn-out Shares”). The Earn-out Shares will expire five years from the Closing Date. The Company concluded that the Earn-out Shares to be classified as equity under ASC 815 because the instruments are considered to be indexed to the Company’s own stock and qualify for equity classification. The fair value of the Earn-out Shares was US$59,000,000 (equivalent to RMB419,531,300) as of September 28, 2022, and was accounted for as additional paid-in capital.

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

Upon the consummation of the Merger Transaction, the Company also completed the following financing transactions:

(i) The Company issued 1,010,000 ordinary shares and 1,200,000 Warrants (the “PIPE Warrants,” and collectively with the Public Warrants and the Sponsor Warrants, the “Warrants”) to a number of investors (the “PIPE Investors”) for a total consideration of US$44,500,100 (the “PIPE Transaction”). The Company received gross proceeds of US$44,500,100 (equivalent to RMB316,426,861) on September 29, 2022. The proceeds were allocated between PIPE Warrants and ordinary shares by using residual method. PIPE Warrants were recognized at fair value on September 28, 2022 and the difference between total proceeds and fair value of PIPE Warrants was allocated to ordinary shares. PIPE Warrants were accounted for as liabilities and measured at fair value in accordance with ASC 815, with fair value changes recognized in the Consolidated Statement of Operations

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

2.	Merger Transaction and Related Financing Transactions (continued)

Merger Transaction (Continued)

(ii) The Company issued 1,000,000 ordinary shares to Shaolin Capital Partners Master Fund Ltd, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (collectively, “ESA Investors”) pursuant to Equity Support Agreement (“ESA Agreement”) entered into on March 8, 2022 and as amended on July 28, 2022, concurrently with receipt of the subscription price of US$50,000,000 (equivalent to RMB355,535,000) paid by the ESA investors, which were deposited into a collateral account established in the name of the Company (the “ESA Transaction”). The Company was unable to withdraw or transfer the cash in the collateral account without consent from Shaolin Capital Management LLC (“Shaolin”). Before issuance of 1,000,000 ordinary Shares to ESA Investors and receipt of subscription price of US$50,000,000, the Company made payment of US$3,166,667 in cash as deposits to the collateral account. The cash and related interest income in the collateral account would be released to the Company and ESA Investors within 245 calendar days after the Closing Date in accordance with the mechanism set out in ESA Agreement. The Company incurred and paid offering cost of US$650,000 (equivalent to RMB4,621,955) in connection with this transaction which was recognized in general and administrative expenses for the year ended December 31, 2022.

(iii) The Company is obligated to issue to CF Principal Investment LLC (“Cantor”) a number of ordinary shares equal to the quotient obtained by dividing (1) US$3,000,000 and (2) the fair market value of the ordinary shares (“Commitment Shares”) pursuant to Ordinary Share Purchase Agreement entered into between the Company and Cantor (also see Note 24). In accordance with such agreement, based on the Company’s notification from time to time, Cantor will purchase from the Company with per share purchase price equal to 97% of the dollar volume-weighted average price for the ordinary shares on the Nasdaq Stock Market over a specified time period, up to US$100,000,000 in aggregate gross purchase price of newly issued ordinary shares during the 36 months beginning from the effective date of initial registration statement filed with the U.S. Securities and Exchange Commission. The Company issued 165,289 ordinary shares as consideration for the Commitment Shares of US$3,000,000 (equivalent to RMB21,656,700), with a corresponding amount recognized in general and administrative expenses for the year ended December 31, 2022.

(iv) The Company entered into an Option Agreement by and between, on the one hand, Pangaea Two Acquisition Holdings XXIIB, Ltd. and Pangaea Two Acquisition Holdings XXIIA, Ltd., and, on the other hand, Sona Credit Master Fund Limited (“Sona”) pursuant to which Sona shall have the options to acquire 40,000 ordinary shares of the Company from Pangaea Two Acquisition Holdings XXIIB, Ltd. at a purchase price of US$57.50 per share.

The key terms of this option are summarized as follows:

The options may be exercised, at the sole discretion of Sona, in whole or in part from the time to time within 5 years counting from the date of the consummation of Merger Transaction.

The options may be cancelled, at the option of Pangaea Two Acquisition Holdings XXIIA, at any time during the Exercise Period, upon no less than 30 days’ notice to the Investor, at a price of $0.05 per Option Share if the last reported sales price of the ordinary shares has been at least $90.00 per share on each of 20 trading days within any 30 trading-day period commencing once the options become exercisable and ending on the third (3rd) trading day prior to the date on which notice of cancellation is given.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

3.	Significant Transaction

Popeyes Acquisition

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

On the acquisition date, the Company issued a total of 2,293,315 ordinary shares (among which 2,063,984 ordinary shares were issued to Holdings IV and 229,331 ordinary shares were issued to PLK) with lock-up periods of 18 months from issuance date, in exchange for all of the outstanding shares of Popeyes China. The fair value of the ordinary shares issued was US$38,550,000 (equivalent to RMB265,555,530) (the “Non-contingent Consideration”) at acquisition day and was recorded in share capital of US$108 (equivalent to RMB742) and additional paid-in capital of US$38,549,892 (equivalent to RMB265,554,788).

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

3.	Significant Transaction (continued)

Popeyes Acquisition (continued)

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

The Deferred Contingent consideration was subsequently settled on June 28, 2024 in connection with the Popeyes Disposal as disclosed below. For the years ended December 31, 2024 and 2023, the Company recognized US$2,383,607 (equivalent to RMB16,941,248) and US$3,700,000 (equivalent to RMB26,106,460), respectively, in the Changes in fair value of Deferred Contingent consideration.

June 28, 2024 Transactions

On June 28, 2024 (the “Transaction Date”), the Company entered into a series of transactions with entities controlled by the controlling shareholder of the Company, Cartesian Capital Group LLC (“Cartesian”), and entities controlled by a related party of the Company, Restaurant Brands International Inc. (“RBI”), respectively.

Specifically, the Company entered into:

(i)	Share Purchase Agreement for the sale of PLKC International Limited and its subsidiary (“Popeyes China”) to PLK APAC Pte. Ltd.(“PLK”), a subsidiary of RBI and settlement of DCC due to RBI and Cartesian, respectively; and

(ii)	Securities Purchase Agreement for the issuance of Convertible Notes to Cartesian and RBI.

Popeyes Disposal

On Transaction Date, the Company entered into a Share Purchase Agreement for the sale of 100% of equity interest of PLKC International Limited and its subsidiaries (“Popeyes China”) to PLK APAC Pte. Ltd., a subsidiary of RBI for a purchase price on a cash free, debt free basis, subject to certain post-closing adjustments of cash consideration US$10,979,203 (equivalent to RMB78,284,821), net of Popeyes China’s liabilities of RMB17,764,115 assumed by the Company as well as settlement of the Deferred Contingent Consideration due to RBI (“RBI DCC”) which is measured at the fair value on the transaction date in the amount of US$1,568,361(equivalent to RMB11,174,350).

In accordance with ASC810-10, the gain of disposal of Popeyes China are recognized in the amount of US$10,257,280 (equivalent to RMB73,109,395) measured as the excess of the disposal consideration over carrying amount of the former subsidiary’s net deficit of RMB1,441,722.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

3.	Significant Transaction (continued)

June 28, 2024 Transaction (continued)

Popeyes Disposal (continued)

Concurrently, the Company issued one Series A-1 Convertible Note in the amount of US$15,000,000 to settle the Deferred Contingent Consideration due to Cartesian (“Cartesian DCC”), which was recorded in the amount due to related parties, see note 18 for the terms of Series A-1 Convertible Note.

The difference between the fair value of the Series A-1 Convertible Note in the amount of US$15,257,975 (equivalent to RMB108,740,538) and the fair value of Cartesian DCC in the amount of US$14,115,246 (equivalent to RMB100,569,154) are recorded in the Loss of debt extinguishment in the amount of US$1,142,729 (equivalent to RMB8,121,832). Refer to Note 18 for the detail.

Issuance of Convertible Notes to THRI

On Transaction Date, the Company entered into a security purchase agreement with THRI to issue one Series A Convertible Note in the amount of US$20,000,000 in exchange for cash consideration of US$1,560,836 (equivalent to RMB11,123,053), settlement of overdue accounts payables due to THRI and TDL in amount of US$18,079,264 (equivalent to RMB128,847,299) as well as payment of legal fees and other transaction costs of US$360,000 (equivalent to RMB2,558,664) which was charged directly in the earnings.

In addition, the Company agreed to issue, and THRI agreed to purchase, (i) US$5,000,000 of Series A Convertible Notes on August 15, 2024 and January 15, 2025, respectively and (ii) at the option of THRI additional Series A Convertible Notes as described in the agreement subject to the satisfaction of certain operational and financial conditions. On August 15, 2024, the Company issued the 1st tranche of Series A Convertible notes in principal amount of US$5,000,000 in exchange for cash consideration of US$4,050,146 (equivalent to RMB28,755,632), settlement of overdue accounts payables due to THRI and TDL in amount of US$774,854 (equivalent to RMB5,429,712) as well as payment of legal fees and other transaction costs of US$175,000 (equivalent to RMB1,226,295) which was charged directly in the earnings. As of the date of issuance of the consolidated financial statements, the 2nd tranche of Series A Convertible notes has not been issued.

The Series A Convertible Notes issued to RBI are recorded as a debt in accordance with ASC470. The Company elected fair value option to measure the Series A Convertible Notes. The forward meet the definition of freestanding derivative and need to be burficated and measured at fair value at initial recognition date and each balance sheet date. The fair value of the derivative was nil on the Transaction Date.

The loss between the fair value in amount of US$25,343,967 (equivalent to RMB180,024,384) and principal amount in amount of US$25,000,000 (equivalent to RMB 177,579,673) of the Series A Convertible Note issued to THRI are recorded in the Gain on disposal of Popeyes business in amount of US$343,967 (equivalent to RMB2,444,711).

Issuance of Convertible Notes to Cartesian

On Transaction date, the Company issued two Series A Convertible Notes in principal amount of US$10,000,000 (equivalent to RMB71,268,000) each to Pangaea Three Acquisition Holdings IV Limited (“P3AHIV”) and Pangaea Two Acquisition Holdings XXIIA Limited (“PTAHXXIIA”) controlled by Cartesian respectively and one Series A-1 Convertible Note in the principal amount of US $741,340 to P3AHIV (the Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Junior Convertible Note” in Note 18) in settlement of outstanding principal and interest of Promissory Notes, issued in March 2024 in aggregate amount of US$20,741,340 (equivalent to RMB147,819,389).

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

3.	Significant Transaction (continued)

June 28, 2024 Transaction (continued)

Issuance of Convertible Notes to Cartesian (continued)

In accordance with ASC470-50, the issuance of the convertible notes extinguished promissory notes, and the excess of the fair value of the convertible note over the carrying amount of the promissory note was recorded in loss of debt extinguishment in amount of US$356,718 (equivalent to RMB2,535,329).

Issuance of Class A Special Voting Share and Series A-2 Convertible Preferred Share

On Transaction date, the Company issued 0.2 Class A Special Voting Share to THRI, in a par value US$0.0000469793497033866 and nil proceeds to entitle THRI the number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes.

Concurrently 0.2 Series A-2 Convertible Preferred Share was issued to THRI for US$99.99(equivalent to RMB713). The difference between par value US$0.0000469793497033866 and issue value is recorded in additional paid-in capital.

See Note 24 for the detail rights of the shares.

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

The Company has incurred losses since its inception. The Company incurred net losses of RMB409 million RMB873 million and RMB745 million for the years ended December 31, 2024, 2023 and 2022 respectively. For the year ended December 31, 2024, the Company had net operating cash outflow from continuing operation of RMB46 million. As of December 31, 2024, the Company’s net current liabilities and accumulated losses were RMB1,119 million and RMB2,669 million, respectively. The Company will require additional liquidity to continue its operations over the next 12 months.

Historically, the Company had relied principally on proceeds from the issuance of ordinary shares, convertible notes and bank borrowings to finance its operations and business expansion. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining financial support from controlling shareholder and related parties (iv) exploring opportunities for further equity financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Fiscal Calendar

The Company’s fiscal year is from January 1 to December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include expected credit losses for financial assets held at amortized cost, incremental borrowing rate, net realizable value of inventories, recoverability of long-lived assets, fair value of share-based compensation arrangements, liability-settled share-based payment to non-employee, deferred contingent consideration and convertible notes.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

Foreign Currency Transaction and Translation

The Company’s reporting currency is Chinese Renminbi Yuan (“RMB”). The functional currency of TH International Limited and its wholly-owned subsidiaries incorporated in Hong Kong is United States Dollars (“US$”). The functional currency of the Company’s PRC subsidiaries is RMB.

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

Concentration of credit risk

The Company’s credit risk primarily arises from cash, time deposits, restricted cash, prepaid expenses and other current assets and accounts receivable. The bank deposits, including time deposits and restricted cash, with financial institutions in the mainland of the PRC and Hong Kong Special Administrative Region (“HKSAR”) are insured by the government authorities up to RMB500,000 and HKD800,000, respectively. Total bank deposits are insured by the government authority with amounts up to RMB12,270,323 and RMB 16,705,369.84 and as of December 31, 2024 and December 31, 2023, respectively.

The Company expects that there is no significant credit risk associated with cash, time deposits and restricted cash, which are held by reputable financial institutions. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

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

Risks and Concentration (continued)

Concentration of operating risk

The Company owns, operates and franchises stores in the PRC, including Hong Kong and Macau under the “Tim Hortons” brand and owns. Such business activities are solely dependent upon its master development agreement with THRI. The Company’s failure to comply its master development agreement with THRI would have a material adverse effect on its financial condition, results of operations, and cash flows.

Cash and cash equivalents, time deposits and restricted cash

a)	Cash and cash equivalents and time deposits

The Company’s cash and cash equivalents consist of cash on hand, cash held in banks, time deposits which are less than three-months or highly liquid investments. For time deposits which are longer than three-months but less than twelve-months, the Company recorded them in the time deposits account.

b)	Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, consisting of security for bank borrowings and deposits restricted for use due to disputes with certain vendors. Upon repayment of bank borrowings and resolution of disputes, the deposits are released by the bank and available for general use by the Company.

If the restriction on the cash is due to be lifted within a year, it’s classified as a current asset. If the cash is restricted for a period extending beyond a year, it is classified as a non-current asset on the balance sheet.

Cash and cash equivalents, time deposits and restricted cash are deposited in financial institutions at below locations:

	As of December 31,
	2024	2023
Cash on hand	588,493	498,423

Financial institutions in Mainland China
—Denominated in RMB	50,460,661	119,984,377
—Denominated in USD	127,929,476	86,161,529
Total balance of cash and cash equivalents, time deposits and restricted cash held at Mainland China financial institutions	178,390,137	206,145,906

Financial institutions in HKSAR
—Denominated in RMB	29	4,739
—Denominated in USD	4,422,880	12,831,286
—Denominated in HKD	835,892	0
Total balance of cash held at the HKSAR financial institutions	5,258,801	12,836,025

Total balance of cash and cash equivalents, time deposits and restricted cash held at financial institutions	183,648,938	218,981,931
Total balance of cash and cash equivalents, time deposits and restricted cash	184,237,431	219,480,354

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

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

For customers who visit the Company’s stores, sales revenue is recognized when Company satisfies its obligation by transferring control of the goods to the customer.

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

Revenue Recognition (continued)

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

Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2024 and 2023, the Company does not have off-balance-sheet credit exposure related to its sub-franchisees and wholesale customers.

Receivables from Payment Processors and Aggregators

Receivables from payment processors such as WeChat and Alipay and aggregators are amounts due from them for clearing transactions and are included in prepaid expenses and other current assets. The cash was paid by customers through these payment processors and aggregators for food and goods provided by the Company. The Company considers and monitors the credit worthiness of the third-party payment processors and aggregators. An allowance for doubtful accounts is recorded using the current expected credit losses (CECL) model. Receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote.

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

Intangible Assets

Intangible assets include the franchise right authorized by THRI and upfront franchise fees requested to pay to THRI upon opening of a new store. The franchise right authorized by THRI is amortized on a straight-line basis over the initial term of 20 years. The upfront franchise fees related to both Company owned and operated stores and franchised stores are capitalized as an intangible asset and amortized on a straight-line basis over the term of each individual franchise agreement, which ranges from 2 to 13.5 years.

Delivery Costs

Delivery costs are expenses incurred for delivery of food and beverage products sold to customers through third-party aggregator platforms. The Company incurred delivery costs of RMB119,171,120, RMB116,449,046 and RMB73,615,391 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Employee Benefits

The Company’s subsidiaries in the PRC participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations amounted to RMB66,214,654, RMB79,565,615 and RMB87,557,303 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Non-controlling Interests

The Company reports net loss attributable to non-controlling interests separately on the face of the Consolidated Statements of Operations. The portion of equity attributable to non-controlling interests is reported within equity, separately from the Company’s Shareholders’ deficit on the Consolidated Balance Sheets.

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

The Company does not have finance leases for the years ended December 31, 2024, 2023 and 2022.

The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less; the Company recognizes rental expense for these leases on a straight-line basis over the lease term. In addition, the Company has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

Marketing Expenses

The Company records advertising and promotional costs in the marketing expenses as incurred. The advertising and promotional costs were RMB64,848,548, RMB96,678,285 and RMB81,017,100 for the years ended December 31, 2024, 2023 and 2022, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

4.	Summary of Significant Accounting Policies (continued)

Government Subsidies

Government subsidies primarily consist of financial subsidies from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies are recognized when it is probable that the Company will comply with the conditions attached to them, and the subsidies will be received. A government subsidy related to an asset is deferred and recorded in other liabilities and then recognized as other income ratably over the expected useful life of the related asset in the Consolidated Statement of Operations. A government subsidy that compensates the Company for expenses or losses to be incurred in the future is deferred and recorded in other liabilities and recognized as other income in the periods in which the expenses or losses are recognized. Government grant for the purpose of giving immediate financial support to the Company with no future related costs is recognized as other income in the Consolidated Statement of Operations when the grant becomes receivable.

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

Operating Segments

The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews segment results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company has determined that before acquisition of Popeyes, the Company operated Tim Hortons only, and hence identified one reportable segment; subsequent to acquisition of Popeyes and prior to the Disposal Date, it operated under two reportable segments, namely, Tim Hortons and Popeyes; and after the Disposal Date (note 3), one reportable segment, which is Tim Hortons. The Company defines segment loss before income taxes, the measure of segment profit or loss, as loss before income taxes (computed in accordance with GAAP) excluding income (loss) from discontinued operations, service expenses incurred at headquarter, share-based compensation, interest income and expenses, foreign currency transaction loss, loss of the debt extinguishment, changes in fair value of deferred contingent consideration, convertible notes, warrant liabilities, ESA derivative liabilities.The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

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

The Company’s financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, prepaid expenses and other current assets, bank borrowings-current and bank borrowings, non-current, accounts payable, amount due to related parties, other current liabilities, liability-settled share-based payment to non-employee, derivative financial liabilities and convertible notes. The bank borrowings, non-current approximate their fair values, because these borrowings carry interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities. The Company’s convertible notes, liability-settled share-based payment to non-employee and derivative financial liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

As of December 31, 2024 and 2023, the carrying amounts of other financial instruments approximate their fair value due to their short-term nature.

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

In addition, in accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2024 and 2023, there was no statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries, as these PRC companies were in accumulated losses as determined under PRC GAAP.

As of December 31, 2024, the paid-in capitals of the PRC subsidiaries in the amount of RMB1,023,713,462 are the Company’s restricted net assets.

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

Changes In Accounting Principle (continued)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) which requires public entities to disclose (1) significant segment expenses by reportable segment if they are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss, (2) other segment items by reportable segment, (3) more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles, (4) CODM’s title and position on both an annual and an interim basis. The Company adopted this standard for the year ended December 31, 2024. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

New accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes - Improvements to Income Tax Disclosures (Topic 740). Under the ASU, Public Business Entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate. The standard is effective for the Company from January 1, 2025. The Company is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update will improve disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general, and administrative expenses, and research and development). The ASU is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarified the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. This ASU also made additional clarifications to assist stakeholders in applying the guidance. This ASU also clarified that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. This ASU permits an entity to apply the new guidance on either a prospective or a retrospective basis. The Company will adopt the requirements from annual reports for fiscal year ending December 31, 2026 and is currently in the process of evaluating the impact on the Company’s consolidated financial statements.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

5.	Discontinued Operation

On Transaction Date, the Company entered into a Share Purchase Agreement for the sale of 100% of equity interest of Popeyes China to PLK APAC Pte. Ltd., a subsidiary of RBI. The disposal of Popeyes China represents a strategic shift for the Company, as a result of qualifying for reporting as discontinued operations. Financial position, results of operations, and cash flows for Popeyes China are reported as discontinued operation for all periods presented and the notes to the financial statements have been adjusted on a retrospective basis.

The results of the discontinued operation for the years ended December 31, 2024 and 2023 are as follows:

(a)	Results of discontinued “Popeyes China” operation

	For the year ended December 31,
	2024 (Note)	2023 (Note)

Company owned and operated store sales	30,875,454	15,761,230
Other revenues	22,449	13,143
Total revenues	30,897,903	15,774,373
Costs and expenses, net
Company owned and operated stores
Food and packaging	11,978,585	6,839,014
Store rental expenses	8,735,620	6,200,927
Payroll and employee benefits	7,971,499	6,173,813
Delivery costs	2,362,132	510,438
Other operating expenses	2,810,735	2,783,167
Store depreciation and amortization	1,888,301	877,370
Company owned and operated store costs and expenses	35,746,872	23,384,729

Marketing expenses	3,828,211	5,506,486
General and administrative expenses	8,630,449	18,363,979
Franchise and royalty expenses	1,895,613	1,885,515
Other operating costs and expenses	9,129	-
Other income	(50)	(108,615)
Total costs and expenses, net	50,110,224	49,032,094

Operating loss	(19,212,321)	(33,257,721)
Interest income	3,482	66,912
Interest expense	(11,921)	(5,652)
Foreign currency transaction gain/(loss)	(130)	-

Loss before taxation	(19,220,890)	(33,196,461)
Income tax expenses	-	-

Net loss for the year	(19,220,890)	(33,196,461)
Gain on disposal of Popeyes business	70,664,684	-

Net Income/(loss) from discontinued operation	51,443,794	(33,196,461)

Note: For the years ended December 31, 2024 and 2023, Popeye’s operating results included the periods from January 1, 2024 to June 28, 2024, and from March 30, 2023 to December 31, 2023, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

5.	Discontinued Operation (continued)

(b)	Effect of disposal on the financial position of the Group

As of December 31, 2023

Cash	1,271,738
Inventories	852,604
Prepaid expenses and other current assets	2,732,684
Total current assets	4,857,026

Property and equipment, net	25,884,026
Intangible assets, net	36,482,168
Operating lease right-of-use assets	63,641,599
Other non-current assets	4,561,539
Total non-current assets	130,569,332
Total assets	135,426,358

Accounts payable	5,074,452
Amount due to related party	1,002,196
Operating Lease liabilities-current	11,043,233
Other current liabilities	46,438,123
Total current liabilities	63,558,004

Operating Lease liabilities-non current	54,029,794
Other non-current liabilities	259,578
Total non-current liabilities	54,289,372
Total liabilities	117,847,376

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

6.	Accounts Receivable, net

Accounts receivable, net of allowance for doubtful accounts consist of the following:

	As of December 31,
	2024	2023
Accounts receivable	44,147,035	32,520,398
Less: allowance for doubtful accounts	(13,621,115)	(4,958,889)
Accounts receivable, net	30,525,920	27,561,509

	As of December 31,
	2024	2023
Beginning balance	4,958,889	2,356,034
Provision	8,662,226	2,602,855
Ending balance	13,621,115	4,958,889

7.	Inventories

Inventories consist of the following:

	As of December 31,
	2024	2023
Food, beverage and packaged products	26,230,212	37,400,725
Merchandise for e-commerce sales	2,979,839	2,659,789
Others	8,368,364	9,805,731
Total	37,578,415	49,866,245

Provision for Inventories write-down was recognized in costs for other revenues, amounting to RMB3,407,308, RMB11,589,111 and RMB387,999 for the years ended December 31, 2024, 2023 and 2022, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

8.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2023
Creditable input VAT	122,007,581	115,683,366
Short-term deposits	9,003,252	6,241,420
Receivables from payment processors and aggregators	12,356,383	14,855,525
Prepaid marketing expenses	5,373,942	5,804,911
Others	10,140,429	14,269,306
Total	158,881,587	156,854,528

9.	Property and Equipment, Net

Property and equipment, net, consist of the following:

	As of December 31,
	2024	2023
Furniture and office equipment	85,599,025	85,674,259
Kitchen equipment	213,069,648	228,095,822
Software	131,983,473	119,822,143
Leasehold improvements	591,976,672	661,832,519
Construction in progress	1,317,561	6,000,465

Property and equipment, gross	1,023,946,379	1,101,425,208
Less: accumulated depreciation	(436,363,031)	(336,961,826)
Less: accumulated impairment loss	(85,424,646)	(98,471,484)

Property and equipment, net	502,158,702	665,991,898

Depreciation and amortization related to property and equipment was RMB144,995,588, RMB150,454,787 and RMB124,083,503 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company conducted impairment tests each quarter end as triggered by underperformance of certain company owned and operated stores and the Company’s plans of store closures, on the recoverability of the related asset groups, comprising store level property and equipment, intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets. The estimated undiscounted future cash flows generated by certain asset groups were less than their carrying amount, and therefore the fair values of the asset groups were estimated using market approach (see Note 24). When the fair value of the asset group was less than its carrying amount, the carrying amounts of the long-lived assets in the asset group were reduced on a pro-rata basis but no less than the fair value of an individual long- lived asset. The impairment losses were RMB56,287,026, RMB111,426,961 and RMB7,222,765 for the years ended December 31, 2024, 2023 and 2022.

The recoverability of the enterprise level assets, primary comprising Franchise right - authorized by THRI, software and leasehold improvements for office was also evaluated and impairment testing carried out as of the end of December 31, 2024 and 2023. The Company added the carrying amounts of the lower-level asset groups to the carrying amount of the enterprise assets and compares that aggregate carrying amount to the sum of estimated future cash flows of the lower-level asset groups and the cash flows related to the enterprise assets. The estimated undiscounted future cash flows generated by asset groups were greater than their carrying amount, hence no impairment losses were recorded for enterprise assets.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

10.	Intangible Assets, Net

Intangible assets, net consist of the following:

	Amortization	As of December 31,
	Period (years)	2024	2023
Franchise right - authorized by THRI	20	71,884,000	70,827,000
Franchise right - upfront franchise fees	2-13.5	84,994,957	77,576,986
Less: accumulated amortization		(59,859,869)	(37,437,913)

Intangible assets, net		97,019,088	110,966,073

Amortization of intangible assets is charged to Store depreciation and amortization and Franchise and royalty expenses as follows:

	For the year ended December 31
	2024	2023	2022
Store depreciation and amortization	14,401,566	7,329,142	5,606,317
Franchise and royalty expenses	10,283,615	5,365,457	3,712,684

Total	24,685,181	12,694,599	9,319,001

The estimated future amortization expenses related to the intangible assets are set forth as follows:

Year ended December 31, 2025	15,109,979
2026	14,117,728
2027	11,100,536
2028	8,570,266
2029	6,552,949
Thereafter	41,567,630
97,019,088

11.	Other Non-Current Assets

Other non-current assets consist of the following:

	As of December 31,
	2024	2023

Long-term rental deposits	53,966,563	63,854,202

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

12.	Bank Borrowings

	As of December 31,
	2024	2023
Short-term borrowings	375,996,175	527,369,276
Long-term borrowings due within one year	5,266,370	10,863,245
Total bank borrowings, current	381,262,545	538,232,521

	As of December 31,
	2024	2023
Total Long-term bank borrowings	5,266,370	16,129,615
Less: Long-term borrowings due within one year	(5,266,370)	(10,863,245)
Bank borrowings, non-current	-	5,266,370

The Company’s subsidiaries entered into RMB and USD denominated credit facility agreements with commercial banks in the PRC, which allow the Company to draw down borrowings up to RMB850,000,000 and US$10,000,000 as of December 31, 2024. As of December 31, 2024, the unused credit limits under credit facility agreements were RMB468,737,455 and US$10,000,000.

Certain credit facilities contain covenant to meet the financial performance, If the Company fail to comply with these covenants and is not able to obtain covenant waivers or modifications, the banks could accelerate the indebtedness. As of and for the year ended December 31, 2024 and 2023, the Company was in compliance with these financial covenants.

As of December 31, 2024 and 2023, the outstanding short-term bank borrowings balance under those credit facility agreements bore interest rates ranging from 2.40% to 4.20% and 2.75% to 4.60% per annum, respectively.

As of December 31, 2024 and 2023, the outstanding long-term bank borrowings balance under those credit facility agreements bore interest rates ranging from 4.20% to 4.60% and 4.0% to 4.60% per annum, respectively.

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2024 are summarized as follows:

RMB
2025	5,266,370

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

13.	Contract Liabilities

Contract liabilities - current as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023

Deferred revenue related to customer loyalty program	14,187,502	20,008,439
Advance from customers related to coupons and gift cards	12,390,620	11,255,648
Deferred revenue related to upfront franchise fees received from sub-franchisees	3,235,686	1,349,357
Advance from sub franchisees related to other franchise support activities	8,435,669	2,692,461
Other	1,428,070	5,408,929
Total	39,677,547	40,714,834

Contract liabilities – non-current as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023
Deferred revenue related to upfront franchise fees received from sub-franchisees	7,781,755	5,271,661
Other	240,000	-
Total	8,021,755	5,271,661

Contract liabilities primarily consist of deferred revenue related to customer loyalty program and advance from customers related to coupons and gift cards. The deferred revenue related to customer loyalty program and advance from customers related to coupons and gift cards are expected to be recognized as revenue in the next 12 months from the balance sheet date.

The Company had RMB11,017,441 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods of each individual franchise agreement and of which RMB3,235,686 is expected to be recognized in the next 12 months, RMB7,781,755 is expected to be recognized in next 2 to 10 years.

Revenue recognized that was included in the contract liability balance at the beginning of the year amounts to RMB 41,860,173 and RMB21,880,042 in 2024 and 2023, respectively.

The Company has elected, as a practical expedient not to disclose the value of remaining performance obligations associated with sales-based royalty promised to sub-franchisees in exchange for franchise right and other related services.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

14.	Commitments and Contingencies

Pursuant to the master development agreement (see Note 1), the Company is required to pay an upfront franchise fee for each Company owned and operated store and franchise store, and a continuing franchise fee for each Company owned and operated store and franchise store, calculated as certain percentage of the store’s monthly gross sales, depending on when the store is opened. The upfront franchise fee and continuing franchise fee were RMB10,299,855 and RMB48,435,412 for the year ended December 31, 2024, and RMB27,832,441 and RMB52,186,184 for the year ended December 31, 2023, respectively. The outstanding accrued franchise fee due to THRI were RMB24,640,581 and RMB44,809,370 as of December 31, 2024 and 2023, respectively, which was recorded as amount due to related parties in the Consolidated Balance Sheets.

The Company is currently involved in a number of litigations with suppliers. As of December 31, 2024, RMB11,806,406 relating to these litigations was included in accounts payable and other current liabilities. Pursuant to court orders, RMB10,303,916 of bank deposits as of December 31, 2024 were restricted for use. The Company classified the amount as restricted cash-current on the consolidated balance sheet, as these litigations are expected to be resolved within one year.

15.	Leases

The Company leased over 500 company-owned stores and office space as of December 31, 2024. Most leases provide for fixed monthly payment and certain leases also include provisions for contingent rent, determined as a percentage of sales.

Generally, the Company does not have renewal options for leases. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of rental expense were summarized as follows:

	For the year ended December 31,
	2024	2023
Operating lease cost	229,718,169	279,526,257
Variable lease cost	20,286,865	22,664,025
Short-term lease cost	-	200,917
Total rental expense	250,005,034	302,391,199

The Company was granted nil and RMB2,971,616 in lease concessions from landlords related to the effects of the COVID-19 pandemic for the years ended December 31, 2024 and 2023. The lease concessions were primarily in the form of rent reduction over the period when the Company’s business was adversely impacted. The Company applied the interpretive guidance in a FASB staff question-and-answer document issued in April 2020 and elected not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and to assume such concession was contemplated as part of the existing lease contract. Such concession was recognized as negative variable lease cost in the period the concession was granted.

Amounts reported in the consolidated balance sheet as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023
Assets
Operating lease right-of-use assets	493,308,393	785,437,497

Liabilities
Current
Current operating lease liabilities	178,115,199	189,834,647
Non-current
Non-current operating lease liabilities	380,075,128	653,658,810
Total operating lease liabilities	558,190,327	843,493,457

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

15.	Leases (continued)

Other information related to operating leases for the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities	204,719,215	256,087,221
Right-of-use assets obtained in exchange for new lease liabilities	16,855,171	151,906,824

	As of December 31,
	2024	2024
Weighted-average remaining lease term (years)	3.45	4.33
Weighted-average discount rate	6.01%	6.23%

Maturities of operating lease liabilities under non-cancellable leases as of December 31, 2024 are as follows:

Operating lease commitments
2025	221,893,350
2026	171,661,494
2027	127,871,950
2028	84,508,746
2029	40,062,445
Thereafter	29,047,903

Total undiscounted lease payments	675,045,888

Less: imputed interest	(116,855,561)

Total lease liabilities	558,190,327

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

16.	Other Current Liabilities

Other current liabilities consist of the following:

		As of December 31,
		2024	2023
Accrued payroll and employee-related costs		37,435,535	59,536,138
Payable for acquisition of property and equipment		75,330,611	116,595,550
Guarantee deposits		16,808,155	31,595,673
Accrued marketing expenses		7,528,051	14,484,257
Sundry taxes payable		10,435,265	10,932,318
Accrued professional service fees		10,733,915	19,885,878
Accrued offering costs	(i)	1,581,448	2,833,080
Accrued rental expenses		2,371,324	3,616,613
Other accrual expenses		28,982,559	32,236,341
		191,206,863	291,715,848

(i) In August 2022, the Company entered into a professional services contract with a financial intermediary firm pursuant to which, the firm provided professional services to the Company in connection with Merger Transactions and the Company is obligated to pay a service fee of US$3,000,000. Under the agreement, the Company settled US$1,000,000 of the service fee in cash in October 2022 and has an option at its sole discretion to settle the remaining US$2,000,000 of the service fee in following year either in cash or by issuing 40,000 ordinary Shares of the Company when certain conditions were met upon the consummation of the Merger Transactions on September 28, 2022. The Company accounted for the option to settle such service fee in ordinary shares as a liability-settled share-based payment. The option is re-measured at fair value periodically until the settlement of payment. As of December 31, 2024, the fair value of options is US$200,000 (equivalent to RMB1,581,448).

17.	Derivative Financial Liabilities

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

17.	Derivative Financial Liabilities (continued)

Each Warrant can be exercised at an exercise price of US$57.50 in exchange for one ordinary share of the Company. The exercise price and number of ordinary shares issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the events of (i) a capitalization or share dividend, or a sub-division or other similar event; (ii) extraordinary dividend; (iii) a consolidation, combination, reverse share split or reclassification or other similar event.

For the Public Warrants, (i) if the price per ordinary share equals or exceeds US$90.00, the Company has the right to redeem the outstanding Public Warrants, in whole and not in part, at a price of US$0.05 per warrant; and (ii) if the price per ordinary share equals or exceeds US$50.00 but less than US$90.00, the Company has the right to redeem the outstanding Public Warrants, in whole and not in part, at a price of US$0.5 per warrant, and the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants. Before the Warrants redeemed by the Company under the circumstance set out in the contract, the warrant holders will be able to exercise their Warrants on a cashless basis and receive that number of shares determined based on the redemption date and the fair market value of ordinary shares. The “cashless basis” means that the warrant holders would pay the exercise price by surrendering his, her or its Warrants for that number of ordinary shares.

The Private Warrants are identical to the Public Warrants, except that so long as they are held by the initial holders of these warrants and their permitted transferees, they (i) may be exercised for cash or on a cashless basis; (ii) includes the ordinary shares issuable upon exercise of the Private Warrants, may not be transferred, assigned or sold until 30 days after September 28, 2022; (iii) shall not be redeemable by the Company if the price per ordinary Share equals or exceeds US$90.00; (iv) shall only be redeemable by the Company, in whole and not in part, at a price of US$0.5 per warrant, if the price per ordinary share equals or exceeds US$50.00 but less than US$90.00. In addition, the Sponsor Warrants and the ordinary shares underlying the Sponsor Warrants are subject to lock-up restrictions. In certain cases, the calculation of exercise price may be different based on the valuation models for Public Warrants as compared to Private Warrants.

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

Warrant liabilities (continued)

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

On May 12, 2023, the Company offered to the holders of outstanding Public and Private warrants (“warrant holders”) for a warrant modification to issue 0.048 ordinary shares in exchange for each of the outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, the Company also solicited consents from holders of the warrants to modify the Warrant Agreement, which modification will govern all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.043 of an ordinary share, which is a ratio 10% less than the exchange ratio applicable to the Offer. (the “Warrant modification”)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

17.	Derivative Financial Liabilities (continued)

Pursuant to the exchange, the Company issued an aggregate of 1,083,949 ordinary shares in June 2023 in exchange for all of its outstanding warrants, increasing the balances of ordinary shares and Additional Paid in Capital in the amount of RMB365 and RMB105,931,016, respectively.

Contingent cash settlement features of ESA Transaction (“ESA derivative liabilities”)

According to the ESA Agreement and Amendment No. 2 To Equity Support Agreement entered into as of December 27, 2022, the Company will receive the proceeds from the collateral account at the end of each of Reference Period: (i) the First Reference Period: the 27 consecutive Volume Weighted Average Price trading days (“VWAP Trading Days”) beginning on, and including, December 29,2022, if such date is a VWAP Trading Day, or the next immediate VWAP Trading Day following December 29, 2022, if December 29, 2022 is not a VWAP Trading Date; (ii) the Second Reference Period: the 30 consecutive VWAP Trading Days beginning on, and including, the 145th calendar day immediately following the Closing Date; and (iii) the Third Reference Period: the 30 consecutive VWAP Trading Days beginning on, and including, the 235th calendar day immediately following the Closing Date. In each case, subject to acceleration and postponement in certain circumstances set forth in the ESA Agreement, the proceeds to be received by the Company at the end of each Reference Period will be an amount equal to the agreed number of shares provided in ESA Agreement multiplied by the lesser of (i) an agreed price provided in ESA Agreement (US$52.00 in the First Reference Period, US$53.00 in the Second Reference Period and US$54.50 in the Third Reference Period) and (ii) the average Volume Weighted Average Price for the Reference Period (“Reference Price”). Concurrently, the Company shall pay to the ESA Investors a Reference Period Payment, which is an amount equal to the agreed number of shares multiplied by (i) if Reference Price is less than the agreed price, an amount equal to agreed price minus the reference price for the Reference Period, or (ii) if the Reference Price for the Reference Period is greater than or equal to the agreed price, zero. At the end of the final Reference Period, the outstanding cash balance in the collateral account shall be released to the Company. Within five business days following the release of the outstanding cash balance of the collateral account, the Company shall pay to the ESA Investors and/or Shaolin, at the direction of Shaolin, the aggregate amount of interest accrued on the funds held in the collateral account prior to the release less US$100,000, up to a maximum of US$300,000.

The contingent cash settlement features of ESA agreement were determined to be classified as liabilities measured at fair value in accordance with ASC 815, with fair value changes recognized in the Consolidated Statements of Operations, since the Company does not have an unconditional right to avoid delivering cash.

On February 10, 2023, April 11, 2023 and July 13, 2023, the first, second and third tranches of ESA proceeds of US$5,413,344 (equivalent to RMB36,747,941), US$7,133,280 (equivalent to RMB49,135,463) and US$4,745,534 (equivalent to RMB33,943,379) were released from the collateral account and received by the Company while US$11,919,983 (equivalent to RMB80,917,612), US$10,533,379 (equivalent to RMB72,556,022) and US$13,421,127 (equivalent to RMB95,997,298) were released from the collateral account and returned to Shaolin, respectively. On February 15, 2023 and July 13, 2023, the Company received US$100,000 (equivalent to RMB686,130) and US$712,069 (equivalent to RMB5,032,270) of interest income from the collateral account, respectively and in 2023, Shaolin received US$300,000 interest income from the collateral account. For the year ended December 31, 2023, realized gains of RMB5,718,400 was recorded in interest income due to the termination of ESA Agreement. The ESA derivative liabilities were settled in 2023.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

18.	Convertible Notes, at fair value

As of December 31, 2024 and December 31, 2023, the balance of convertible notes measured at fair value was summarized as below:

	As of December 31,
	2024	2023
Current
Convertible Senior Notes due December 10, 2026 (“Convertible Senior Note”) (Note)	473,715,560	-
Convertible notes, at fair value, current	473,715,560	-
Non-current
Convertible Senior Notes due December 10, 2026 (“Convertible Senior Note”)	-	420,712,380
Convertible Notes due June 28, 2027 (“Convertible Junior Note”)	464,847,231	-
Convertible notes, at fair value, non-current	464,847,231	420,712,380
Total convertible notes, at fair value	938,562,791	420,712,380

Note: Subsequent to June 20, 2025, each holder of a Convertible Senior Note will have the right to require the Company to repurchase all of such holder’s Convertible Senior Note for a repurchase price at an amount in cash equal to the principal amount of such Convertible Senior Note plus accrued and unpaid interest. As a result, the Company reclassified such note as current liability in 2024.

Convertible Senior Note

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

The key terms of Private Notes are summarized as follows:

Interest

For any interest payment period, the Company may, at its option, elect to pay interest on the Private Notes:

1) entirely in cash at 7.00% per annum if the Merger Transaction is consummated prior to September 30, 2022, otherwise at 10.00% per annum on or after September 30, 2022;

2) entirely by increasing the principal amount of the outstanding Private Notes or by issuing additional Private Notes (“PIK Interest”) having an aggregate principal amount equal to the amount of interest then due and owing at 9.00% per annum if the Merger Transaction is consummated prior to September 30, 2022, otherwise at 12% per annum on or after September 30, 2022.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

18.	Convertible Notes, at fair value (continued)

Convertible Senior Note (continued)

Note Holders’ conversion right

At any time from (and including) the earlier of (i) September 30, 2022 and (ii) the date of closing of the Mergers until the Maturity Date, each holder of the Private Notes may, in its sole discretion, convert all of its Private Notes into a number of fully paid, validly issued and non-assessable ordinary shares of the Company. The initial conversion price is US$57.50 per share,and subject to changes based on adjustment mechanism provided in the contracts of the Private Notes. Subsequently, the conversion price was adjusted to US$54.25 per share in April 2023.

Company’s conversion option

If the Mergers occurs, at any time from the later of the date falling 24 months from December 10, 2021 and the effective date of the documents required by authorities, until the Maturity Date, the Company has the right, at its option, to convert all of the Private Notes outstanding at conversion price provided by the contracts of the Private Notes. The initial conversion price is US$57.50 per share and subject to changes based on adjustment mechanism provided in the contracts of the Private Notes. Subsequently, the conversion price was adjusted to US$54.25 per share during the year ended December 31, 2022.

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

The Company considered the Private Notes were issued at discount. As a result, The Company made a one-time irrevocable policy election at Private Notes’ inception to elect the fair value option under ASC 825 and measure Private Notes at fair value. The fair value option election is made on an instrument-by-instrument basis. Subsequently, the component of fair value changes relating to the instrument specific credit risk of the Private Note is recognized in other comprehensive (loss)/income. Fair value changes, other than the impact of instrument specific credit risk is recognized in changes in fair value of financial instruments in the Consolidated Statement of Operations.

Replacement of Private Notes

On December 30, 2021, the Private Notes were replaced by convertible senior notes with no change of terms. On December 30, 2021, such convertible senior notes have been registered on Singapore Exchange Limited under the security registration number US87251CAA45. The Convertible Senior Notes bear interest commencing as of December 10, 2021, payable semi-annually in arrears on the interest payment dates falling on June 10 and December 10 of each year, commencing on June 10, 2022. The Convertible Senior Notes mature on December 10, 2026.

The Company assessed that there were no changes in fair value of the replacement by the Convertible Senior Notes immediately after the replacement compared to the fair value of Private Notes immediately before the replacement on the replacement date. As a result, the Company determined the replacement is subject to modification accounting in accordance with ASC 470-50.

In April 2023, the conversion price of the Convertible Senior Notes was adjusted to US$54.25 per based on anti-dilutive adjustment mechanism provided in the contracts of the Convertible Senior Notes.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

18.	Convertible Notes, at fair value (continued)

Replacement of Private Notes (continued)

As of December 31, 2024 and 2023, the unpaid principal balance of the Convertible Senior Notes were US$50,000,000 (equivalent to RMB359,420,000) and US$50,000,000 (equivalent to RMB354,135,000), respectively. The difference between the fair value of the Notes and the unpaid principal balance of the Convertible Notes were US$15,900,000 (RMB 114,295,560) and US$9,400,000 (RMB66,577,380) as of December 31, 2024 and 2023, respectively. The changes in fair value due to instrument-specific credit risk was RMB1,494,507 and RMB 2,116,740 for the years ended December 31, 2024 and 2023, respectively.

Convertible Junior Notes

On June 28, 2024, the Company issued two Series A-1 Convertible Notes in principal amount of US$15,000,000 and US$741,340, respectively to Cartesian.

On June 28, 2024, the Company issued Series A Convertible Notes in principal amount of US$20,000,000 to Cartesian and RBI, respectively.

On August 15, 2024, the Company issued one Series A Convertible Note in principal amount of US$5,000,000 to RBI.

Series A Convertible Note and Series A-1 Convertible Note are collectively refer to Convertible Junior Notes.

Maturity and repayment

All payments of principal under Convertible Note plus any accrued but unpaid interest shall be due and payable on June 28, 2027

Interest Rates and Covenants for Convertible Junior Notes

Each of Convertible Notes will have a tenor of three years from the Transaction date and bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion on maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount.

Convertible Junior Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Junior Notes and certain customary events of default.

Note Holders’ conversion right for Convertible Junior Notes

The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”)

(1) at the option of the holder at any time after January 16, 2025 and

(2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met.

Conversion Rates for Series A Convertible Notes

Each US$100 principal amount of Series A Convertible Notes converts into one Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 24.202 Ordinary Shares.

Conversion Rates for Series A-1 Convertible Notes

Each US$100 of principal amount of Series A-1 Convertible Notes converts into 24.202 Ordinary Shares.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

18.	Convertible Notes, at fair value (continued)

Convertible Junior Notes (continued)

The Convertible Notes are recorded as a debt in accordance with ASC470. The Company elected fair value option to measure the Convertible Notes and presented separately in other comprehensive income the portion of the total change in the fair value of the liability that results from a change in the instrument-specific credit risk.

As of December 31, 2024 and 2023, the unpaid principal balance of the Convertible Junior Notes were US$60,741,340 (equivalent to RMB436,633,048) and nil respectively. The difference between the fair value of the Senior Convertible Notes and the unpaid principal balance of the Junior Convertible Notes were US$3,924,960 (RMB28,214,183). The changes in fair value due to instrument-specific credit risk was nil for the year ended December 31, 2024.

19.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2024	2023
Asset retirement obligations	7,506,609	8,422,609
Others	166,501	214,072
	7,673,110	8,636,681

20.	Revenue

Revenue consist of the following:

	For the year ended December 31,
	2024	2023	2022
Sales of food, beverage and packaged products by Company owned and operated stores	1,188,292,854	1,389,640,747	938,096,823
Franchise fees	24,214,820	15,443,024	4,537,599
Revenues from other franchise support activities	149,457,775	66,878,149	18,965,417
Revenues from wholesale activities	20,585,161	27,204,236	6,533,166
Revenue from e-commerce sales	808,861	59,067,398	41,635,451
Revenues from other activities	7,798,340	1,772,253	1,295,310

Total revenues	1,391,157,811	1,560,005,807	1,011,063,766

All of the property and equipment of the Company are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Company’s revenue is derived from operations in the PRC for the years ended December 31, 2024, 2023 and 2022.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

21.	Other Income

Other Income consists of the following:

	For the year ended December 31,
	2024	2023	2022
Government grants	6,696,779	9,945,338	5,996,537
Others	1,711,312	1,797,887	1,155,918

Total other income	8,408,091	11,743,225	7,152,455

During the years ended December 31, 2024, 2023 and 2022, the Company received unconditional government grants of RMB6,696,779, RMB9,945,338, and RMB5,996,537, respectively, which primary consisted of value-added tax super deduction.

22.	Share-based Compensation

Share Options

On March 19, 2019, the Board approved the 2019 Share Option Scheme (“Scheme”) to attract and retain key employees, which allowed for a maximum of 50,000,000 share units (equivalent to 2,897,230 ordinary shares) to be issued under the Scheme (“Original Option Units”).

On September 28, 2022, the terms of the Scheme were amended and restated to allow a maximum aggregate number of ordinary shares of the Company that may be issued under the Scheme to be 2,897,230 shares (proportionally adjusted to reflect any share dividends, share splits, or similar transactions).

The Company granted 174,318 Original Option Units (equivalent to 10,100 ordinary shares after), 2,614,947 Original Option Units (equivalent to 151,510 ordinary shares after) and 1,666,000 Original Option Units (equivalent to 98,533 ordinary shares) to the employees or directors (collectively as “Grantees”) during the years ended December 31, 2024, 2023 and 2022, respectively. The share options can only be vested if the Grantees remain as employees of the Company over the vesting period as specified in the Scheme. Original Option Units will be vested in four tranches in each year from 2nd anniversary date to 5th anniversary date by 25% in each tranche.

As of December 31, 2024 and 2023, 17,000,880 Original Option Units (equivalent to 985,031 ordinary shares) and 11,264,951 Original Option Units (equivalent to 652,691 ordinary shares) are exercisable. The following table sets forth the activities of Original Option Units for the year ended December 31, 2024:

	Number of Original Option Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2024	27,261,398	0.38	0.33	5.88	5,247,567
Granted	174,318	0.24	-	-	-
Forfeited	(1,746,791)	0.77	-	-	-
Exercised	(5,731,483)	0.20	-	-	-
Outstanding as of December 31, 2024	19,957,442	0.40	0.32	4.88	71,540
Expected to be vested as of December 31, 2024	19,957,442	0.40	0.32	4.88	71,540
Exercisable as of December 31, 2024	17,000,880	0.32	0.24	4.48	71,110

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

22.	Share-based Compensation (continued)

Share Options (continued)

During the years ended December 31, 2024, 2023 and 2022, the Company granted additional nil share option units, nil share option units and 460,756 share option units (equivalent to 26,699 ordinary shares) to certain employees with an exercise price of US$1.20 to settle the accrued bonus of RMB3,520,177 for these employees (“Additional Option Units”), respectively, which are immediately vested on the grant date and will become exercisable after a three-year pre-requisite service period, counting from the grant date. If employment of the Grantees is terminated (either voluntarily or involuntarily) prior to exercise, a cash payment equal to the cash bonus plus interest at the interest rate of People’s Bank of China for the term commencing on the signing date of Additional Option Units contract until the cease date is made to the Grantees. Upon exercise of the Additional Option Units, the cash settlement feature lapses. Since the Additional Option Unit is with two components in which exercise of one part cancels the other, in measuring compensation cost, the award is treated as a combination of: (i) a cash bonus payable in the amount of RMB3,520,177 plus interest for the years ended December 31, 2022, and (ii) 460,756 Additional Option Units (equivalent to 26,699 ordinary shares) with three-year pre-requisite service period.

The following table sets forth the activities of Additional Option Units for the year ended December 31, 2024:

	Number of Additional Option Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2024	892,126	0.78	0.55	0.39	-
Granted	-	-	-	-	-
Forfeited	(297,361)	0.75	-	-	-
Exercised	(65,823)	0.60	-	-	-
Outstanding as of December 31, 2024	528,942	0.82	0.58	0.03	-
Expected to be vested as of December 31, 2024	528,942	0.82	0.58	0.03	-
Exercisable as of December 31, 2024	526,010	0.82	0.58	0.03	-

The Company granted nil Restricted Share Units, 9,184,482 Restricted Share Units (equivalent to 532,149 ordinary shares after share split) and nil Restricted Share Units to the employees or directors (collectively as “Grantees”) during the years ended December 31, 2024, 2023 and 2022, respectively.

Restricted Share Units are immediately vested on the grant date and can not be sold, assigned, transferred, pledged, mortgaged, encumbered or otherwise disposed through one or a series of transactions by Grantees during the period (“Lock-up Period”). The Lock-up period is specified as below:

Lock-up Period of the relevant percentage of the option	Cap of vested Share Unit
After 6 months since the vesting date	20%
After 12 months since the vesting date	50%
After 18 months since the vesting date	100%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

22.	Share-based Compensation (continued)

Share Options (continued)

The following table sets forth the activities of Restricted Share Units for the year ended December 31, 2024:

	Number of Restricted Share Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2024	15,046,408	0.01	0.55	N/A	7,584,563
Granted	-	-	-	-	-
Forfeited	(1,069,052)	-	-	-	-
Exercise	(431,481)	-	-	-	-
Outstanding as of December 31, 2024	13,545,875	0.00	0.62	N/A	2,786,010
Vested and expected to be vested as of December 31, 2024	13,545,875	0.00	0.62	N/A	2,786,010

Prior to completion of IPO, Options granted to Grantees were measured at fair value using the Binomial Option pricing Model and a combination of discounted cashflow model respective on grant dates.

After completion of IPO, Options granted to Grantees were measured at fair value using the Binomial Option Pricing Model as of the respective grant dates.

The key assumptions are listed as follows:

	2024	2023	2022
Expected volatility	24.00%	24.00%	25.00%
Risk-free interest rate (per annum)	4.60%	5.02%	2.50%-2.80%
Exercise multiple	2.20	2.80	2.50-2.80
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of the underlying ordinary share	US$3.45	US$2.15-US$4.15	US$9.30

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

Share Options (continued)

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

All of share-based compensation expenses relating to Original Option Units, Additional Option Units and Restricted Share Units in the amount of RMB1,045,008,RMB62,548,907 and RMB44,421,298 for the year ended December 31, 2024, 2023 and 2022, respectively, were included in general and administrative expenses.

On October 16, 2023, the Company issued 30,005 ordinary shares to L&L Tomorrow Holdings Limited as a bonus approved in 2023 to the Chief Executive Officer, Mr. Lu Yongchen. The total fair value of such shares was US$268,542, resulting in share-based compensation expense of US$ 268,542 (equivalent to RMB1,928,084) recognized for the year ended December 31, 2023 as general and administrative expenses.

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

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2024, 2023 and 2022.

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

The components of loss from continuing operations before income taxes are as follows:

	Year ended December 31,
	2024	2023	2022
Loss from continuing operations before income taxes:
Chinese Mainland	(342,851,600)	(594,685,363)	(506,323,501)
Hong Kong S.A.R and overseas entities	(115,462,389)	(244,947,368)	(238,424,750)
Loss continuing operations before income taxes:	(458,313,989)	(839,632,731)	(744,748,251)

The components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022
Current income tax expense
- Chinese Mainland	2,096,534	97,241	-
- Others	18,481	-	-
Total current tax provision	2,115,015	97,241	-

Total income tax expense	2,115,015	97,241	-

Reconciliation of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022
PRC statutory tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax rate differential for non-PRC entities	6.5%	7.1%	7.9%
Effect of non-deductible expenses	1.2%	0.6%	0.1%
Effect of tax-exempt income	(0.1)%	-	-
Change in valuation allowance	17.9%	17.3%	17.0%

Actual income tax rate	0.5%	0.0%	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

23.	Income tax (continued)

Deferred income tax assets

	As of Decermber 31,
	2024	2023
Operating losses carryforwards	409,124,311	356,759,527
Contract liabilities	6,644,531	7,816,022
Impairment losses	26,434,674	28,851,871
Advertising expenses	-	4,370,405
Operating lease liabilities	139,547,582	210,873,365
Other current liabilities	31,384,591	31,132,869
Property and equipment	7,164,319	2,776,777

Total gross deferred tax assets	620,300,008	642,580,836

Less: valuation allowances	(482,127,651)	(418,748,714)

Deferred tax assets, net of valuation allowance	138,172,357	223,832,122

Operating right-of-use assets	(123,327,098)	(196,359,374)
Property and equipment	(14,845,259)	(27,472,748)

Deferred tax liability	(138,172,357)	(223,832,122)

Deferred tax assets	138,172,357	223,832,122
Deferred tax liabilities	(138,172,357)	(223,832,122)
Net deferred tax assets	-	-

As of December 31, 2024, the Company had net operating loss carry forwards of RMB1,636,497,244 attributable to the PRC subsidiaries. The loss carry forwards of the subsidiaries in PRC as of December 31, 2024 of RMB118,778,973, RMB358,250,929, RMB340,317,062, RMB418,300,955 and RMB400,849,325 will expire, if unused, by year 2025, 2026, 2027, 2028 and 2029 respectively.

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

As of December 31, 2024 and 2023, the valuation allowance of RMB482,127,651 and RMB418,748,714 were mainly related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, the Company has provided full valuation allowance for the net deferred income tax assets as of December 31, 2024 and 2023.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

23.	Income tax (continued)

Deferred income tax assets (continued)

Changes in valuation allowance are as follows:

	Year ended December 31, 2024
	2024	2023
Balance at the beginning of the year	418,748,714	275,431,351
Increases in the year	82,215,410	144,963,545
Decrease due to expiration of loss carry forwards	(18,836,473)	(1,646,182)

Balance at the end of the year	482,127,651	418,748,714

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 thousand. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from establishment (i.e., 2018) to 2024 are open to examination by the PRC tax authorities.

24.	Shareholders’ Equity

Series A-2 Convertible Preferred Share

0.2 Series A-2 Convertible Preferred Share was issued to THRI for US$99.99 (equivalent to RMB713). The difference between par value US$0.0000469793497033866 and issue value was recorded in additional paid-in capital.

The key term of the Series A-2 Convertible Preferred Share are as follows:

Conversion Rights

Each holder of Series A-2 Convertible Preferred Shares shall have the right, upon the delivery of a written notice to the Company, to convert any Series A-2 Convertible Preferred Share held by it into that number of fully paid and nonassessable Ordinary Shares based on the Ordinary Share Conversion Rate equal 24.202.

Each Series A-2 Convertible Preferred Share outstanding shall be automatically converted into that number of fully paid and nonassessable Ordinary Shares based on the Ordinary Share Conversion Rate at the time in effect upon the occurrence of the event of:

i) fourth anniversary of the first issuance of Series A-2 Convertible Preferred Shares;

ii) upon consummation of any transaction whereby any person or group of ppersons, other than a group consisting solely of Cartesian or Affiliates of Cartesian, acquires in exchange for cash more than 50% of the Total Voting Power;

iii) immediately upon a holder of Series A-2 Convertible Preferred Shares ceasing to be an Investor.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

24.	Shareholders’ Equity (continued)

Series A-2 Convertible Preferred Share (continued)

Dividend Rights

The Company shall not declare, pay or set aside any dividends on the Ordinary Shares (other than dividends on the Ordinary Shares payable solely in Ordinary Shares) unless the holders of the Series A-2 Convertible Preferred Shares simultaneously receive a dividend on each outstanding Series A-2 Convertible Preferred Share in an amount equal to that dividend per Series A-2 Convertible Preferred Share as would equal the product of the dividend payable on each Ordinary Share and the number of Ordinary Shares then issuable upon conversion of one Series A-2 Convertible Preferred Share, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Liquidation Rights

Upon any situation as follows (“Liquidation Event”):

(i) any voluntary or involuntary liquidation, dissolution or winding up of the Company

(ii) the consummation of a merger or consolidation in which the shareholders of the Company prior to such transaction own less than a majority of the voting securities of the entity surviving such transaction; or

(iii) the sale, distribution or other disposition of all or substantially all of the Company’s assets

The assets of the Company legally available for distribution to its shareholders shall be distributed among the holders of the Series A-2 Convertible Preferred Shares and the holders of ordinary shares pro rata, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted, immediately prior to such Liquidation Event, to Ordinary Shares.

Redemption Rights

No redemption rights.

The Company determined the Series A-2 convertible preferred shares should be classified as permanent equity as there were no redemption or liquidation feature and such shares were not mandatorily or contingently redeemable.

Class A-1 Special Voting Share

On Transaction date, the Company issued 0.2 Class A Special Voting Share to RBI and its subsidiaries in a par value US$0.0000469793497033866 and nil proceeds. Under the Class A-1 Special Voting Share, the holder was entitled to attend all shareholder meetings of the Company holders and to cast and exercise that number of votes equal to the number of votes which may be cast in respect of the Series A-2 Convertible Preferred Shares by the Noteholders upon the exchange of all Series A Convertible Notes outstanding from time to time (other than the Series A Convertible Notes held by the Company and its subsidiaries) in the manner set forth in the Series A Convertible Notes.

Conversion Rights

No conversion rights.

Dividend Rights

No dividend shall be payable to the holder of the Class A-1 Special Voting Share.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

24.	Shareholders’ Equity (continued)

Class A-1 Special Voting Share (continued)

Liquidation Rights

The Class A-1 Special Voting Share shall have no rights to participate in any liquidation, winding-up and dissolution of the Company.

Redemption Rights

No redemption rights.

The Company determined the Class A-1 Special Voting Share should be classified as permanent equity.

Ordinary shares

On May 28, 2018, the Company issued 2,000 ordinary shares to THRI as consideration to acquire the entire issued capital shares of THHK.

On June 12, 2018, the Company issued 18,000 ordinary shares to Pangaea Two Acquisition Holdings XXIIB, Ltd. for a total cash consideration of US$90,000,000, which are to be settled in three equal installments in June 2018, 2019 and 2020, respectively. As of December 31, 2020, all the three installments in the amount of US$30,000,000 (equivalent to RMB192,363,000) each, have been received. Issuance cost incurred in connection with the third installment in the amount of RMB1,719,802 was charged against additional paid-in capital.

On October 26, 2020, the Company issued 500 and 100 ordinary shares to L&L Tomorrow Holdings Limited (an entity controlled by Mr. Lu Yongchen) and Lord Winterfell Limited (an entity controlled by Chief Marketing Officer, Ms. He Bin), respectively. The cash consideration amounted to US$1,500,000 (equivalent to RMB10,089,000) was fully paid up.

On February 26, 2021, the Company issued 3,003 ordinary shares to Pangaea Two Acquisition Holdings XXIIB, Ltd. at a cash consideration of US$45,000,000 (equivalent to RMB291,393,000). On March 1, 2021, the cash consideration has been fully paid up.

On August 11, 2021, the Board of Directors approved issuance of 36 ordinary shares of the Company to L&L Tomorrow Holdings Limited at a price per share of US$5,000 in lieu of cash bonus to Chief Executive Office, Mr. Lu Yongchen. On August 12, 2021, these shares were issued.

On June 7, 2022, the Board of Directors approved issuance of 164 pre-split ordinary shares (equivalent to 34,909 ordinary shares) of the Company to L&L Tomorrow Holdings Limited in lieu of cash bonus of US$164,000 (equivalent to RMB1,355,772) due to the Chief Executive Officer, Mr. Lu Yongchen. On June 24, 2022, these shares were issued. The total fair value of such shares was US$1,487,237, resulting in share-based compensation expense of US$1,323,237 (equivalent to RMB8,608,713) recognized for the year ended December 31, 2022 as general and administrative expenses.

On September 27, 2022, the Company issued 7,745 pre-split ordinary shares (equivalent to 1,648,597 ordinary Shares) to THC Hope IB Limited for nil consideration which were related to outstanding share options that have been granted as of June 30, 2022. THC Hope IB Limited is a trust established to hold securities on behalf of certain employees and members of management. These shares are considered as treasury shares because THC Hope IB Limited is a consolidated subsidiary of the Company.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

24.	Shareholders’ Equity (continued)

Ordinary shares (continued)

On September 28, 2022, the Company issued 1,138,727 ordinary shares and 17,250,000 Public Warrants and 4,450,000 Sponsor Warrants to acquire US$3,408,651 (equivalent to RMB24,237,896) of cash of the SPAC and assumed US$8,700,000 (equivalent to RMB61,863,090) of warrant liabilities of the SPAC.

On September 28, 2022, the Company issued 1,010,000 ordinary shares and 1,200,000 PIPE Warrants in connection with the PIPE Transaction. The Company received gross proceeds of US$44,500,100 (equivalent to RMB316,426,861) and recognized US$500,000 (equivalent to RMB3,555,349) of warrant liabilities related to the PIPE Transaction.

US$12,069,689 (equivalent to RMB85,728,299) offering cost related to the Merger Transaction and PIPE Transaction incurred and charged against additional paid-in upon the consummation of Merger Transactions, of which US$580,000 (equivalent to RMB4,03,468) is liability-settled share-based payment (in exchange of services provided.

On September 28, 2022, the Company issued 1,000,000 ordinary shares to the ESA Investors and the Company received the subscription price of US$50,000,000 (equivalent to RMB355,535,000) in the collateral account. The Company recognized ESA derivative liabilities of US$12,400,000 (equivalent to RMB88,172,680).

On November 9, 2022, the Company issued 165,289 ordinary shares to Cantor as consideration (equivalent to RMB21,656,700) for its irrevocable commitment to purchase the ordinary shares of the Company.

On March 15, 2023, Pangaea Two Acquisition Holdings XXIIA, Ltd. (the parent company of the Company) irrevocably surrendered to the Company for nil consideration 60,000 ordinary shares of the Company. These 60,000 ordinary shares have been transferred to treasury shares and will be retained for future incentive grants to certain employees of the Company. Since these shares were repurchased by the Company for purposes other than retirement with no consideration paid, nil amount was recognized in the treasury shares balance in the consolidated balance sheet as of December 31, 2023.

On May 12, 2023, the Company offered to the holders of outstanding Public and Private warrants (“warrant holders”) for a warrant modification to issue 0.048 ordinary shares in exchange for each of the outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, the Company also solicited consents from holders of the warrants to modify the Warrant Agreement, which modification will govern all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.0432 of an ordinary share, which is a ratio 10% less than the exchange ratio applicable to the Offer. (the “Warrant modification”). Pursuant to the exchange, the Company issued an aggregate of 1,083,949 ordinary shares in June 2023 in exchange for all of its outstanding warrants, increasing the balances of ordinary shares and Additional Paid in Capital in the amount of RMB365 and RMB105,931,016, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

24.	Shareholders’ Equity (continued)

Ordinary shares (continued)

On October 16, 2023, the Company issued 30,005 ordinary shares to L&L Tomorrow Holdings Limited as a bonus approved in 2023 to the Chief Executive Officer, Mr. Lu Yongchen. The total fair value of such shares was US$268,542, resulting in share-based compensation expense of US$268,542 (equivalent to RMB1,928,084) recognized for the year ended December 31, 2023 as general and administrative expenses.

In 2023, the Company reissued 114,650 treasury shares after in connection with exercise of share option units or restricted share units by employee and directors. The difference between the exercise price and par value was recorded in Additional paid in capital in the amount of RMB1,412,126.

In 2024, the Company reissued 360,896 treasury shares in connection with exercise of share option units or restricted share units by employee and directors. The difference between the exercise price and par value was recorded in additional paid in capital in the amount of RMB8,383,181.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

25.	Loss Per Share

Basic and diluted losses per ordinary share for the years ended December 31, 2024, 2023 and 2022 are calculated as follow. Upon the completion of Merger Transaction (see Note 2) and reverse stock split (see Note 29), the basic and diluted weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was retrospectively adjusted to reflect the share split and reverse stock split for the years ended December 31, 2024, 2023 and 2022, respectively.

	As of and for the year ended December 31,
	2024	2023	2022
Numerator:
Net loss from continuing operations attributable to shareholders of the Company	(463,525,349)	(843,053,922)	(742,645,232)
Net income (loss) income from discontinued operations attributable to shareholders of the Company	51,443,794	(33,196,461)	-
Net loss attributable to shareholders of the Company	(412,081,555)	(876,250,383)	(742,645,232)

Denominator:
Basic and diluted weighted average number of ordinary shares	32,444,772	30,837,733	25,619,301

Basic and diluted loss per ordinary share
Continuing operations	(14.29)	(27.34)	(28.99)
Discontinued operations	1.59	(1.07)	-
Total	(12.70)	(28.41)	(28.99)

For the year ended December 31, 2024, 2023 and 2022, the calculation of basic loss per ordinary shares excludes 280,000 unvested Earn-in Shares owned by the Sponsor of SPAC that would only be vested upon the Company’s future share price reaching certain price thresholds.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

25.	Loss Per Share (continued)

The following securities were excluded from the computation of diluted net loss per share because their effective would have been anti-dilutive or for which the contingent condition had not been met at the end of the period:

	For the Years Ended December 31,
	2024	2023	2022

Warrants	-	-	4,580,000
Earn-out Shares	2,800,000	2,800,000	2,800,000
Original Option Units	1,309,683	1,654,848	1,643,512
Additional Option Units	42,509	65,372	74,867
RSU	855,215	648,427	347,668
Liability-settled share-based payment to non-employee	40,000	40,000	40,000
Convertible Senior notes	1,431,308	1,431,308	1,350,408
Convertible Junior notes	21,149,934	-	-

26.	Fair Value Measurement

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	As of December 31, 2024			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Current
Convertible Senior Notes due December 10, 2026 (“Senior Convertible Note”)	-	-	473,715,560	473,715,560
Liability-settled share-based payment to non-employee	-	-	1,581,448	1,581,448
Non-current
Convertible Notes due June 28, 2027(“Convertible Junior Note”)	-	-	464,847,231	464,847,231

Total	-	-	940,144,239	940,144,239

	As of December 31, 2023			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Current
Liability-settled share-based payment to non-employee	-	-	2,833,080	2,833,080
Non-current
Convertible notes	-	-	420,712,380	420,712,380
Deferred contingent consideration	-	-	94,199,910	94,199,910

Total	-	-	517,745,370	517,745,370

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

The table below reflects the reconciliation from the opening balances to the closing balances for recuring fair value measurement of the fair value hierarchy for the years ended December 31, 2024, 2023 and 2022:

	Convertible Senior Note	Convertible Junior Note	Liability -settled share -based payment to non-employee	Deferred contingent consideration
Balance as of January 1, 2024	420,712,380	-	2,833,080	94,199,910
Additions	-	439,723,560	-
Changes in fair value, excluding impact of instrument-specific credit risk	44,764,043	21,110,267	(1,277,140)	16,941,248
Changes in fair value due to instrument specific credit risk	1,494,507	-	-	-
Foreign currency translation adjustment	6,744,630	4,013,404	25,508	602,346
Settlement of deferred contingent consideration		-	-	(111,743,504)
Balance as December 31, 2024	473,715,560	464,847,231	1,581,448	-

	Convertible Senior Note	Short-term investments	Warrant liabilities	ESA derivative liabilities	Liability-settled share-based payment to non-employee	Deferred contingent consideration
Balance as of January 1, 2023	354,080,264	372,375,701	19,083,004	269,251,436	4,039,468	-
Additions					-	65,968,319
Changes in fair value, excluding impact of instrument-specific credit risk	58,280,908	3,584,872	83,966,126	(19,654,006)	(1,386,708)	26,106,460
Realized gain recognized in interest income	-	(5,718,400)	-	-	-	-
Changes in fair value due to instrument specific credit risk	2,116,740	-	-		-	-
Foreign currency translation adjustment	6,234,468	(944,458)	2,882,251	(126,498)	180,320	2,125,131
Exercise of Public and Private warrants	-	-	(105,931,381)	-	-	-
Settlement of Liability-settled share-based payment to employee	-	-	-	-	-	-
Settlement of 1st, 2nd and 3rd tranches of ESA Agreement	-	(369,297,715)	-	(249,470,932)	-	-
Balance as of December 31, 2023	420,712,380	-	-	-	2,833,080	94,199,910

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

	Convertible Senior Note	Short-term investments	Warrant liabilities	ESA derivative liabilities	Liability-settled share-based payment to non-employee
Balance as of January 1, 2022	318,466,215	-	-	-	-
Additions	-	370,242,173	65,418,439	88,172,680	11,519,334
Changes in fair value, excluding impact of instrument-specific credit risk	4,493,605	2,133,528	(45,903,468)	186,598,308	(7,390,032)
Changes in fair value due to instrument specific credit risk	1,520,393	-	-	-	-
Foreign currency translation adjustment	29,600,051	-	(431,967)	(5,519,552)	(89,834)
Balance as of December 31, 2022	354,080,264	372,375,701	19,083,004	269,251,436	4,039,468

The convertible notes were measured at fair value using the Binomial Option Pricing Model. The Liability-settled share-based payment to non-employee were measured at fair value using the Black-Scholes Option Pricing Model.

As of December 31, 2024, the assumptions were as follow:

	Convertible Senior Note		Convertible Junior Note		Liability-settled share-based payment to non-employee
Expected volatility		82.00%		22.00%		93.00%
Risk-free interest rate (per annum)		4.25%		4.27%		5.53%
Expected dividend yield		0.00%		0.00%		0.00%
Fair value of the underlying ordinary share	US$	3.55	US$	3.55	US$	3.55
Bond yield		10.52%		10.33%		N/A

As of December 31, 2023, the assumptions were as follow:

	Convertible Senior Note		Liability-settled share-based payment to non-employee		Deferred contingent consideration
Expected volatility		22.00%		64.00%		22.00%
Risk-free interest rate (per annum)		4.00%		5.23%		4.20%
Expected dividend yield		0.00%		0.00%		0.00%
Fair value of the underlying ordinary share	US$	1.75	US$	1.75	US$	1.75
Bond yield		10.60%		N/A		N/A
Discount rate		N/A		N/A		23.00%
Annual per store revenue growth rate		N/A		N/A		2.00%

The fair value of the Convertible notes and Liability-settled share-based payment to non-employee as of December 31, 2024 and 2023 were estimated by management with the assistance of an independent valuation firm.

The expected volatility was estimated based on the historical volatility of the Company or comparable peer public companies with a time horizon close to the expected term of the Convertible Senior Note.

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Convertible Junior Note.

The expected volatility was estimated based on the historical volatility of the Company with a time horizon close to the expected term of the liability-settled share-based payment to non-employee.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Fair Value Measurement (continued)

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Notes in effect at the valuation date of Convertible Senior Note, Convertible Junior Note, and liability-settled share-based payment to non-employee. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares and the Company does not intend to pay dividend before the Company becomes profitable. The bond yield was based on the market yield of comparable bonds with similar credit rating. The fair value of the Company’s ordinary shares was obtained from the listed trading price of THIL.

The inputs used in the analysis for December 31, 2024 and 2023 were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity.

As of June 28, 2024, the assumptions were as follow:

	Convertible Junior Note		Deferred contingent consideration
Expected volatility		22.00%		21.00%
Risk-free interest rate (per annum)		4.52%		3.10%
Expected dividend yield		0.00%		0.00%
Fair value of the underlying ordinary share	US$	3.75	US$	3.75
Bond yield		10.80%		N/A
Discount rate		N/A		21.00%

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Convertible Junior Notes and Deferred contingent consideration.

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Notes in effect at the valuation date of Convertible Junior Notes and Deferred contingent consideration.

The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares and the Company does not intend to pay dividend before the Company becomes profitable.

The bond yield was based on the market yield of comparable bonds with similar credit rating. The fair value of the Company’s ordinary shares was obtained from the listed trading price of the Company.

The cashflow forecast of Deferred contingent consideration is based on management plan of Popeyes restaurants to be opened during the forecast period and expected average revenue per store, which consider the store opening milestones stipulated in the Popeyes master development agreement and historical experience of per store revenue with comparable store size and type of food menu.

The inputs used in the analysis for June 28, 2024 were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity.

Nonrecurring Fair Value Measurements

The Company measures its property and equipment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Long-lived assets within asset groups were measured at fair value on a nonrecurring basis as of the end of each quarter during 2024 and 2023 due to impairment recognized on those assets at that date (see Note 9). Fair value of the asset groups as of December 31, 2024 were estimated by RMB10,095,796 using quoted selling price for identical assets of the kitchen equipment within asset group under the market approach classified in Level 2 of the fair value hierarchy.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

27.	Related Parties

The related parties are summarized as follow:

Cartesian Capital Group, LLC	Ultimate controlling party
Pangaea Two, LP	Intermediate holding company
Pangaea Two Acquisition Holdings XXIIA, Ltd.	Parent company
Tim Hortons Restaurants International GmbH	Shareholder of the Company
Pangaea Three Acquisition Holdings IV, Limited	A subsidiary of ultimate holding company and shareholder of the Company
TDL Group Corp	A subsidiary of shareholder of the company
Pangaea Data Tech (Shanghai) Co., Ltd	A subsidiary of investor’s ultimate holding company
PLK APAC Pte. Ltd.	A subsidiary of shareholder of the company subsequent to June 28, 2024
Bobipai (Shanghai) Catering Management Co., Ltd.	A subsidiary of shareholder of the company subsequent to June 28, 2024

The material related party transactions are summarized as follows:

		For the year ended December 31,
		2024	2023	2022
Continuing franchise fee to Tim Hortons Restaurants International GmbH	(i)	47,477,864	51,697,551	31,882,569
Continuing franchise fee to PLK APAC Pte. Ltd.	(i)	957,548	488,633	-
Upfront franchise fee to Tim Hortons Restaurants International GmbH	(ii)	10,137,871	27,318,877	23,553,799
Upfront franchise fee to PLK APAC Pte. Ltd	(ii)	161,984	513,564	-
Purchase of coffee beans from TDL Group Corp	(iii)	44,539,371	63,400,907	49,135,749
Services provided by Pangaea Data Tech (Shanghai) Co., Ltd	(iv)	5,866,415	8,097,359	7,206,906
Provision of management support services to Bobipai (Shanghai) Catering Management Co., Ltd.	(v)	1,211,216	-	-
Reimbursements from Bobipai (Shanghai) Catering Management Co., Ltd. (“Bobipai (Shanghai)”)	(vi)	185,097	-	-
Issuance of promissory notes Pangaea Three Acquisition Holdings IV, Limited (“Cartesian”)	(vii)	142,536,000

(i) Pursuant to the master development agreement between the Company and THRI, pays continuing franchise fee based on certain percentage of revenue generated from Company owned and operated stores and franchise stores, and such continuing franchise fee was recorded in Franchise and royalty expenses.

(ii) Pursuant to the master development agreement between the Company and THRI, the Company pays upfront franchise fee for each newly opened store to THRI during the term of the master development contract. The amortization expense of upfront franchise fee in the amount of RMB4,765,692, RMB1,837,556 and RMB334,034 for the years ended December 31, 2024, 2023 and 2022, respectively, are included in Franchise and royalty expense financial caption.

(iii) The Company purchased coffee beans from TDL Group Corp. for its daily operation in the amount of RMB44,539,371, RMB63,400,907 and RMB49,135,749 for the year ended December 31, 2024, 2023 and 2022, respectively.

The Company sold and recognized coffee beans purchased from TDL Group Corp. for its daily operation in the costs of food and packaging in the amount of RMB53,208,876, RMB72,109,353 and RMB36,862,860 for the year ended December 31, 2024, 2023 and 2022, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

27.	Related Parties (continued)

(iv) Pangaea Data Tech (Shanghai) Co., Ltd. (“DataCo”) provides various data maintenance and management services, technical supports and consulting services in support of the operation of the Company RMB600,000, RMB600,000 and RMB550,000 for the years ended December 31, 2024, 2023 and 2022, respectively of purchased services are recognized in other operating expenses, respectively while RMB5,266,415, RMB7,497,359 and RMB6,656,906 are capitalized in property and equipment for the years ended December 31, 2024, 2023 and 2022 respectively.

(v) On June 28, 2024, the Company disposed Popeyes China operation to PLK APAC Pte. Ltd (Note). The remaining consideration receivables related to the transaction is RMB4,764,645 as of the year end in 2024.

As part of Popeyes Disposal, the company is obligated to provide one-off transitioning management support and IT support to Bobipai (Shanghai), in the amount of RMB1,211,216 for the year ended December 31, 2024.

(vi) The company paid reimbursement on behalf of Bobipai (Shanghai) for employee cost and raw material procurement in the amount of RMB185,097 and nil and nil for the year ended December 31, 2024, 2023 and 2022, respectively.

(vii) On March 7, 2024 and March 20, 2024, the Company executed junior promissory notes (as borrower) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands limited liability company and the existing shareholder and a related party of the Company as disclosed (as lender), with principal of US$5 million and US$15 million (equivalent to RMB142,536,000 in total), respectively. The junior promissory notes were due on August 31, 2024. The junior promissory notes carried an annual interest rate equal to the latest one-month term Secured Overnight Financing Rate reference rate as published by the CME Group Benchmark Administration plus 8.0%. On June 28, 2025, the principal and unpaid interest of promissory notes were fully settled in amount of US$20,741,340 through issuance of convertible notes. See Note 3.

As of December 31, 2024 and 2023, the balances of transactions with related parties are set forth below:

Amount due from related parties:

		As of December 31,
		2024	2023
Current
Amount due from RBI related to Popeyes China Transaction	(v)	4,764,645	-
Amount due from Bobipai (Shanghai) related to management support services	(v)	1,092,991	-
Total		5,857,636	-

Amount due to related parties:

		As of December 31,
		2024	2023
Current
TDL Group Corp	(iii)	20,983,264	4,033,513
Tim Hortons Restaurants International GmbH	(i)(ii)	24,640,581	44,809,370
Pangaea Data Tech (Shanghai) Co., Ltd	(iv)	1,528,811	2,209,363
Cartesian Capital Group, LLC	(vi)	963,940	949,766
Subtotal		48,116,596	52,002,012
Non-current
Pangaea Three Acquisition Holdings IV, Limited		-	84,779,919
PLK APAC Pte. Ltd.		-	9,419,991
Subtotal		-	94,199,910

Total		48,116,596	146,201,922

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

28.	Segment reporting

The Company evaluates segment reporting in accordance with FASB Accounting Standards Codification Topic 280.

The Company’s Chief Executive Officer represent the chief operating decision maker (the “CODM”) of the Company. Subsequent to the Disposal Date, the Company operated under single reportable segment, Tim Hortons, which owns the exclusive franchise right authorized by THRI, and is authorized to develop and operate stores branded “Tim Hortons” throughout the People’s Republic of China (“PRC”), including Hong Kong and Macau.

The Company’s chief executive officer evaluates performance, monitor budget versus actual results, make operating decisions and allocates resources primarily based on net revenues and segment loss before income taxes, which is defined in Note 4. The Company does not allocate service expenses incurred in the headquarter, share-based compensation, income taxes or other non-operating items to segments. The Company didn’t include assets information in the segment disclosure since no asset information provided to the CODM.

The following is reconciliation of the Company's consolidated loss from continuing operations before income taxes to reportable segment loss before taxes. No additional reconciliation of reportable segment revenue since no further reconciliation item between the Company’s consolidated total revenue and segment revenue. There was only one reportable segment for the years ended December 31, 2024.

	For the year Ended December 31,
	2024	2023	2022
Loss from continuing operations before income taxes	(458,313,989)	(839,632,731)	(744,748,251)
Plus (deduct):
Service expenses incurred at headquarter	22,372,238	26,739,174	47,185,748
Share-based compensation	1,045,008	65,045,401	74,686,711
Interest income	(3,202,948)	(14,182,881)	(2,703,219)
Interest expense	22,448,159	20,419,992	14,804,002
Foreign currency transaction loss	(3,484,612)	16,771,123	6,275,369
Loss of the debt extinguishment	10,657,161	-	-
Changes in fair value of Deferred Contingent consideration	16,941,248	26,106,460	-
Changes in fair value of convertible notes	65,874,310	58,280,908	4,493,605
Changes in fair value of warrant liabilities	-	83,966,126	(45,903,468)
Changes in fair value of ESA derivative liabilities	-	(19,654,006)	186,598,308
Segment loss before income taxes	(325,663,425)	(576,140,434)	(459,311,195)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

29.	Subsequent Events

On January 7, 2025 the Company implemented a 1-for-5 reverse stock split of the Company’s ordinary shares effective December 31, 2024. The reverse stock split was previously approved by the Company’s shareholders on December 20, 2024 and the board of directors on December 23, 2024. The Company’s ordinary shares began trading on an adjusted basis giving effect to the reverse stock split at the opening of market (U.S. Eastern time) on January 13, 2025 under the existing ticker symbol “THCH”.

The reverse stock split affects all shareholders uniformly and does not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares.

30.	Parent Only Financial Information

The following condensed parent company financial information of TH International Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial information. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions of long-term obligations or guarantees of TH International Limited, except for those, which have been separately disclosed in the consolidated financial information.

Condensed Balance Sheets

	As of December 31,
	2024	2023
	RMB	RMB
ASSETS
Current assets
Cash	1,262,397	2,319,427
Amounts due from subsidiaries	51,711,938	51,198,256
Prepaid expenses and other current assets	5,592,243	3,665,297
Total current assets	58,566,578	57,182,980
Non-current assets
Intangible assets, net	48,222,183	51,054,462
Total non-current assets	48,222,183	51,054,462
Total assets	106,788,761	108,237,442

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Convertible notes, at fair value-current	473,715,560	-
Other current liabilities	9,115,387	20,532,039
Total current liabilities	482,830,947	20,532,039
Non-current liabilities
Amount due to related parties	-	94,199,910
Convertible notes, at fair value-non current	464,847,231	420,712,380
Total non-current liabilities	464,847,231	514,912,290
Total liabilities	947,678,178	535,444,329

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

30.	Parent Only Financial Information (continued)

Condensed Balance Sheets (continued)

	As of December 31,
	2024	2023
	RMB	RMB
Shareholders’ deficit
Ordinary shares	9,733	9,733
Additional paid-in capital	1,818,421,338	1,807,715,296
Accumulated losses	(2,668,505,330)	(2,256,423,775)
Accumulated other comprehensive income	9,184,842	21,491,865
Total shareholders’ deficit	(840,889,417)	(427,206,881)

Total liabilities and shareholders’ deficit	106,788,761	108,237,442

Condensed Statements of Operations

	For the year ended December 31,
	2024	2023	2022
	RMB	RMB	RMB

General and administrative expenses	15,519,779	103,314,272	88,435,187
Franchise and royalty expenses	3,558,350	3,527,900	3,378,650
Other income	-	-	(337,865)
Total costs and expenses, net	19,078,129	106,842,172	91,475,972

Operating loss	(19,078,129)	(106,842,172)	(91,475,972)

Equity in loss of subsidiaries	(364,918,487)	(628,343,362)	(506,340,297)
Interest income	-	7,641,583	359,607
Interest expense	(5,275,901)	-	-
Foreign currency transaction loss	(1,003)	(6,944)	(125)
Loss of the debt extinguishment	(10,657,161)	-	-
Gain on disposal of Popeyes business	70,664,684	-	-
Changes in fair value of Deferred Contingent consideration	(16,941,248)	(26,106,460)	-
Changes in fair value of convertible notes	(65,874,310)	(58,280,908)	(4,493,605)
Changes in fair value of warrant liabilities	-	(83,966,126)	45,903,468
Changes in fair value of ESA derivative liabilities	-	19,654,006	(186,598,308)

Loss before income taxes	(412,081,555)	(876,250,383)	(742,645,232)

Income tax expenses	-	-	-

Net loss	(412,081,555)	(876,250,383)	(742,645,232)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in Renminbi Yuan)

30.	Parent Only Financial Information (continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2024	2023	2022
	RMB	RMB	RMB
Net loss	(412,081,555)	(876,250,383)	(742,645,232)
Other comprehensive income (loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(1,494,507)	(2,116,740)	(1,520,393)
Unrealized gain on short-term investments, net of nil income taxes	-	3,584,872	2,133,528
Amounts reclassified from accumulated other comprehensive income	-	(5,718,400)
Foreign currency translation adjustment, net of nil income taxes	(10,812,516)	8,741,308	(19,356,001)

Total comprehensive loss	(424,388,578)	(871,759,343)	(761,388,098)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2024	2023	2022
	RMB	RMB	RMB
Net cash used in operating activities	(8,792,718)	(33,401,467)	(7,345,572)
Net cash provided by (used in) investing activities	(180,538,842)	53,570,674	(895,671,288)
Net cash provided by (used in) financing activities	188,239,915	(46,058,129)	621,610,726
Effect of foreign currency exchange rate changes on cash	34,615	(1,263,825)	(2,424,651)
Net decrease in cash	(1,057,030)	(27,152,747)	(283,830,785)
Cash at beginning of year	2,319,427	29,472,174	313,302,959
Cash at end of year	1,262,397	2,319,427	29,472,174

Supplemental disclosure of non-cash investing and financing activities:
Accrued offering costs paid by subsidiaries of TH International Limited	-	-	4,039,468