Form 20-F
period 2025-12-31
TH International Ltd
filed 2026-04-30
CIK 1877333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 0.2 Series A-2 Convertible Preferred Share outstanding, par value US$ 0.00004697934970338660 per share, 0.2 Class A-1 Special Voting Share outstanding, par value US$ 0.00004697934970338660 per share, and 33,243,582 Ordinary shares outstanding, par value US$ 0.00004697934970338660 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F (the “Annual Report”):

●	“A&R Warrant Agreement” means the assignment, assumption and amended & restated warrant agreement among THIL, Silver Crest and Stock Transfer & Trust Company, dated September 28, 2022 and amended on June 12, 2023.

●	“Board” means the board of directors of THIL.

●	“Business Combination” means THIL’s business combination with Silver Crest, pursuant to that certain the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2021, by and among Silver Crest, THIL, and Miami Swan Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of THIL (“Merger Sub”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 30, 2022, Amendment No. 2 to the Agreement and Plan of Merger, dated March 9, 2022, Amendment No. 3 to the Agreement and Plan of Merger, dated as of June 27, 2022, and Amendment No. 4 to the Agreement and Plan of Merger, dated as of August 30, 2022, in each case by and among Silver Crest, THIL and Merger Sub.

●	“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Company,” “we,” “our,” “us,” “THIL” or similar terms means TH International Limited and/or its subsidiaries. All references to “THIL” with respect to business operations shall mean THIL’s PRC Subsidiaries, unless otherwise indicated.

●	“DataCo” means Pangaea Data Tech (Shanghai) Co., Ltd.

●	“ESA” means the Equity Support Agreement, dated March 8, 2022, between THIL and Shaolin Capital Management LLC, which assigned all of its rights and obligations under the agreement to Shaolin Capital Partners Master Fund Ltd, DS Liquid DIV RVA SCM LLC, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC on May 25, 2022, as amended by Amendment No. 1 to the Equity Support Agreement, dated July 28, 2022.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Facility” means a committed equity facility established pursuant to an Ordinary Share Purchase Agreement, dated as of March 11, 2022, by and between THIL and CF Principal Investments LLC (“Cantor”) (as amended by Amendment No. 1 on November 9, 2022).

●	“Hong Kong Subsidiaries” means TH Hong Kong International Limited and any other Hong Kong-incorporated subsidiary that THIL may have in the future.

●	“Initial Holders” means the Silver Crest Management LLC, TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited.

●	“Issuer Release Amount” means payments that THIL is entitled to receive from a collateral account pursuant to the terms of the ESA.

●	“ordinary shares” means the ordinary shares, par value of US$0.00000939586994067732 prior to the Reverse Stock Split (as defined below) and US$0.0000469793497033866 per share after the Reverse Stock Split, of THIL.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“PLK” means PLK APAC Pte. Ltd., a company organized and existing under the laws of Singapore, PLKC HK International Limited, a limited liability company organized under the laws of Hong Kong, and PLKC International Limited.

●	“Popeyes China” means PLKC International Limited, a Cayman Islands exempted company.

●	“Popeyes Shanghai” means Bobipai (Shanghai) Catering Management Co.

●	“PRC” means the People’s Republic of China.

●	“PRC Subsidiaries” means Tim Hortons (China) Holdings Co., Ltd., Shanghai Donuts Enterprise Management Co., Ltd., Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd., Tim Coffee (Shenzhen) Co., Ltd., Tim Hortons (Shenzhen) Food and Beverage Co., Ltd., and Popeyes Shanghai from March 30, 2023 to June 28, 2024 and/or any other PRC-incorporated subsidiary that THIL may have in the future.

●	“private placement warrants” means the 4,450,000 warrants issued by THIL to the Sponsor in connection with the Business Combination in exchange for the warrants originally issued by Silver Crest to the Sponsor in a private placement concurrently with its initial public offering and an aggregate of 1,200,000 warrants issued by THIL to TH China Partners Limited, Tim Hortons Restaurants International GmbH and Tencent Mobility Limited at the closing of the Business Combination, each entitling the holder to purchase one ordinary share of THIL at an exercise price of $57.50 per share (subject to adjustment), provided that such warrants have not become public warrants as a result of being transferred to any person other than the Initial Holders’ permitted transferees.

●	“public warrants” means the 17,250,000 redeemable warrants issued by THIL in connection with the Business Combination to holders of Silver Crest’s warrants issued in its initial public offering, each entitling the holder to purchase one ordinary share of THIL at an exercise price of $57.50 per share (subject to adjustment).

●	“Resale Registration Statement” means the registration statement on Form F-1 (Registration No. 333-267864) initially filed by THIL with the SEC on October 13, 2022 and declared effective by the SEC on December 22, 2022.

●	“Reference Period Payment” means payments that THIL is required to pay to the ESA Investors from a collateral account pursuant to the terms of the ESA.

●	“Same-store sales growth” means the percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Silver Crest” refers to Silver Crest Acquisition Corporation, a Cayman Islands exempted company.

●	“Sponsor” refers to Silver Crest Management LLC, a Cayman Islands limited liability company.

●	“system-wide stores” means stores owned and operated by THIL and franchise stores.

●	“THIL Articles” means the amended and restated memorandum and articles of association of THIL adopted by a Special Resolution passed on March 9, 2022 and effective September 28, 2022.

●	“U.S. dollars,” “U.S.$” or “$” means the legal currency of the United States.

●	“U.S. GAAP” means accounting principles generally accepted in the United States of America.

●	“VWAP” means, for the THIL’s ordinary shares for a specified period, the dollar volume-weighted average price for the ordinary shares on the Nasdaq Stock Market (“Nasdaq”), for such period, as reported by Bloomberg through its “AQR” function. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

●	“VWAP Trading Day” means any day on which Nasdaq is scheduled to be open for reading for its regular trading session and (A) there is no failure by Nasdaq to open for trading during its regular trading session on such date (such an event, a “VWAP Market Disruption Event”) or an event that any ESA Investor concludes, upon consultation with external counsel, that it is reasonably appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures (in the case of any self-regulatory requirements or related policies and procedures, solely to the extent such self-regulatory requirements or related policies and procedures are consistently applied in good faith to all similarly situated counterparties in all similar contexts) for it to refrain from effecting transactions with respect to THIL’s ordinary shares (such an event, a “Regulatory Disruption”) and (B) trading in THIL’s ordinary shares generally occurs on Nasdaq. If a VWAP Market Disruption Event or Regulatory Disruption occurs, the Calculation Agent (as defined in the ESA) shall determine if such VWAP Trading Day is (i) a disrupted day in full, in which case such day shall not be a VWAP Trading Day, or (ii) a disrupted day in part, in which case the Calculation Agent (as defined in the ESA) shall determine the VWAP for such VWAP Trading Day based on the volume-weighted average price of trades in THIL’s ordinary shares on such VWAP Trading Day effected before the applicable Regulatory Disruption based on the <VAP> screen on Bloomberg or similar, as determined by the Calculation Agent (as defined in the ESA) if THIL’s ordinary shares are not so listed or traded on Nasdaq, then “VWAP Trading Day” means a business day.

This Annual Report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	THIL’s ability to continue as a going concern

●	THIL’s ability to compete effectively in the markets in which it operates;

●	THIL’s markets are rapidly evolving and may decline or experience limited growth;

●	THIL’s ability to retain and expand its customer base;

●	THIL’s reliance on third-party suppliers;

●	THIL’s quarterly results of operations may fluctuate for a variety of reasons;

●	failure to maintain and enhance the Tim Hortons brand;

●	THIL’s ability to successfully and efficiently manage its current and potential future growth;

●	THIL’s dependence upon the continued growth of e-commerce and usage of mobile devices;

●	THIL’s ability to ensure food safety and quality control;

●	failure to prevent security breaches or unauthorized access to THIL’s or its third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	the effects of health epidemics; and

●	the other matters described in the section titled “Item 3. Key Information-D. Risk Factors.”

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

Due to the existing and/or potential interventions in or the imposition of restrictions and limitations detailed below by the PRC government on the ability of THIL or its PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations, cash and/or non-cash assets located in mainland China or held by its PRC Subsidiaries, such as Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., may not be available to fund THIL’s foreign currency needs, including payments under dollar-denominated debt obligations, or any foreign operations that THIL may have in the future or for other uses outside of mainland China, and THIL may not be able to effectively utilize the proceeds from the offerings of its listed securities to fund the operations or liquidity needs of its PRC Subsidiaries.

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

Capital expenses. Approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, THIL’s PRC Subsidiaries are required to obtain approval from the State Administration of Foreign Exchange (the “SAFE”) or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. As of the date of this Annual Report, there has been an aggregate of US$126.0 million in cash transfer of capital expenses among THIL and its subsidiaries.

Shareholder loans and capital contributions. THIL’s subsidiaries may only access THIL’s proceeds from the offerings of its listed securities through loans or capital contributions from THIL. Loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. As of the date of this Annual Report, THIL has transferred an aggregate of US$309.3 million in cash to TH Hong Kong International Limited (“THHK”) as capital injections and shareholder loans, and THHK has transferred an aggregate of US$297.7 million in cash to Tim Hortons China and US$7.4 million in cash to Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd. as capital injections and shareholder loans. See page F-21 of this Annual Report for additional information on the amount of cash balances held at financial institutions in mainland China and Hong Kong as of December 31, 2024 and 2025, respectively.

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

A	[Reserved]

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Summary of Risk Factors

●	THIL may not be able to continue as a going concern if its plans to secure additional funding and optimize operational efficiencies do not materialize

●	THIL has a limited operating history in China, which makes it difficult to predict its business, financial performance and prospects, and THIL may not be able to maintain its historical growth rates in future periods.

●	THIL may not be able to successfully execute its strategies, sustain its growth or manage the increasing complexity of its business.

●	Economic conditions have adversely affected, and may continue to adversely affect, consumer discretionary spending, which could negatively impact THIL’s business, financial condition and results of operations.

●	Uncertainties relating to the growth of China’s coffee industry and food and beverage sector could adversely affect THIL’s results of operations and business prospects.

●	Food safety concerns and concerns about the health risk of THIL’s products may have an adverse effect on its business.

●	If relations between China and the United States or China and Canada deteriorate, THIL’s business, results of operations and financial condition could be adversely affected.

●	If THIL is unable to maintain or increase prices, it may fail to maintain a positive margin.

In addition, THIL and its PRC Subsidiaries face various other legal and operational risks associated with doing business in China, which could result in a material change in the operations of THIL’s PRC Subsidiaries, cause the value of THIL’s securities to significantly decline or become worthless, and significantly limit or completely hinder its ability to accept foreign investments and offer or continue to offer securities to foreign investors. These risks include:

●	The offering of THIL securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase THIL’s compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate its future securities offerings. See “D. Risk Factors-Risks Related to Doing Business in China-Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.”

●	Regulatory developments in mainland China, in particular with respect to restrictions on companies based in mainland China raising capital offshore and the government-led cybersecurity reviews of certain companies, may lead to additional PRC regulatory review over THIL’s financing and capital raising activities in the United States. The approval and/or other requirements of PRC governmental authorities, such as the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”), may be required under PRC laws, regulations or policies. See “D. Risk Factors-Risks Related to Doing Business in China-The approval and/or other requirements of Chinese governmental authorities may be required in connection with our future issuance of securities to foreign investors under PRC laws, regulations or policies.”

●	PRC governmental authorities have significant oversight and discretion over the business operations of THIL’s PRC Subsidiaries and may seek to intervene or influence such operations at any time that the government deems appropriate to further its regulatory, political and societal goals. In addition, the PRC governmental authorities may also exert more control over offerings that are conducted overseas and/or foreign investment in issuers based in mainland China. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of THIL’s PRC Subsidiaries, significantly limit or completely hinder THIL’s ability to offer or continue to offer securities to investors, and cause the value of THIL’s securities to significantly decline or be worthless. See “D. Risk Factors-Risks Related to Doing Business in China-PRC governmental authorities’ significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”

●	THIL’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China, including, among others, overall economic growth, level of urbanization and level of per capita disposable income. See “D. Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

●	THIL is subject to significant uncertainty and inconsistency regarding the interpretation and enforcement of many PRC laws and regulations, and these laws and regulations can change quickly with limited advance notice. See “D. Risk Factors-Risks Related to Doing Business in China-The business operations of our PRC Subsidiaries are subject to various PRC laws and regulations, the interpretation and enforcement of which involve significant uncertainties as the PRC legal system is evolving rapidly.”

●	Due to the existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on the ability of THIL or its PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations, THIL’s cash and/or non-cash assets located in mainland China or held by THIL’s PRC Subsidiaries, such as Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., may not be available to fund its foreign currency needs, including payments under dollar-denominated debt obligations, or any foreign operations or any foreign creditors that it may have in the future or for other uses outside of mainland China, and THIL may not be able to effectively utilize the proceeds from the offerings of its listed securities to fund the operations or liquidity needs of its PRC Subsidiaries. For example, payment of dividends by THIL’s PRC Subsidiaries is subject to various restrictions, loans by THIL to its PRC Subsidiaries to finance their operations are subject to certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. Based on the experience of its management team, THIL does not believe that remittance of cash and/or non-cash assets from Hong Kong, including cash and/or non-cash assets held by THHK, a wholly-owned subsidiary of THIL incorporated under the laws of the HKSAR with no current business operations, is subject to the aforementioned interventions, restrictions and limitations by the PRC government or similar interventions, restrictions or limitations from the government of the HKSAR. To the extent that THIL’s cash and/or non-cash assets in Hong Kong or any cash and/or non-cash assets held by its Hong Kong Subsidiaries are subject to the aforementioned interventions, restrictions and limitations by the PRC government or the government of the HKSAR, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to THIL, to fund the operations of THIL’s subsidiaries outside Hong Kong or to be used outside of Hong Kong for other purposes, or to be used to fund any foreign creditors. See “D. Risk Factors-Risks Related to Doing Business in China-Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements” and “Foreign exchange controls may limit our ability to effectively utilize our revenues and the proceeds from the offerings of our listed securities and adversely affect the value of your investment.”

●	The PCAOB had been unable to inspect THIL’s auditors. THIL’s securities will likely be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. See “D. Risk Factors-Risks Related to Doing Business in China-The PCAOB had historically been unable to inspect our auditors in relation to their audit work. Our securities likely will be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years after we are identified by the SEC as a Commission-Identified Issuer. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.”

●	THIL is a Cayman Islands exempted company that acts as a holding company and conducts its operations in mainland China through its PRC Subsidiaries. A majority of THIL’s assets, its entire management team and three of its directors are based in mainland China, and one of its directors is based in Hong Kong. Therefore, it may be difficult or costly for you to effect service of process within the U.S., enforce judgments of U.S. courts against THIL, its officers or these directors based upon the civil liability provisions of the U.S. federal securities laws or bring an original action in an appropriate foreign court to enforce liabilities against THIL, its officers or these directors or any person based upon the U.S. federal securities laws. See “D. Risk Factors-Risks Related to Doing Business in China-Your ability to effect service of legal process, enforce judgments or bring actions against us or certain of our officers and directors outside the U.S. will be limited and additional costs may be required.”

Risks Related to THIL’s Business and Industry

We have a limited operating history in China, which makes it difficult to predict our business, financial performance and prospects, and we may not be able to maintain our historical growth rates in future periods.

We opened our first coffee shop in China in February 2019. Although, as of December 31, 2025, we had grown to 1,047 system-wide stores across 92 cities in mainland China, our limited operating history may not be indicative of our future growth or financial results. Our growth rates may decline for any number of possible reasons, some of which are beyond our control. This includes changes to the general and specific market conditions, such as decreased customer spending, increased competition, declining growth in China’s coffee industry or China’s food and beverage sector in general, and the emergence of alternative business models. We plan to continue to expand our store network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, we may decide to slow down the pace of our store network expansion, the execution of our expansion plan is subject to uncertainty, and the number of orders and items sold may not grow at the rate we expect for the reasons stated above and the other reasons disclosed in this section. We may also actively adjust our store network expansion plans, including the closure of stores that do not achieve expected sales, which may negatively affect our results of operations. In addition, under our Amended and Restated Master Development Agreement with Tim Hortons Restaurants International GmbH (“THRI”), a subsidiary of RBI, dated August 13, 2021, as amended (the “A&R MDA”), the monthly royalty rate for stores owned and operated by our PRC Subsidiaries (the “company owned and operated stores”) and franchise stores opened from January 1, 2021 to August 30, 2021 are higher than the monthly royalty rate for stores opened before January 1, 2021, and the monthly royalty rate for stores opened from September 2022 to August 2023, from September 2023 to August 2024 and from September 2024 to December 2025 will be higher than the monthly royalty rate for stores opened in the relevant prior period. For stores opened from January 1, 2026 onwards, the royalty rate is a fixed rate. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected, and the market price of our securities could decline.

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

We believe that our store sales, guest traffic and profitability are strongly correlated to consumer discretionary spending on food and beverage in general and freshly-brewed coffee in particular, which is mainly influenced by general economic conditions, unemployment levels, the availability of discretionary income and, ultimately, consumer confidence. A protracted economic slowdown, increased unemployment and underemployment of our customer base, decreased salaries and wage rates, inflation, rising interest rates or other industry-wide cost pressures adversely affect consumer behavior by weakening consumer confidence and decreasing consumer discretionary spending. For instance, economic growth in China has been slowing in the past few years and China’s GDP dropped from 8.1% in 2021 to 3.0% in 2022, and then recovered to 5.2%, 5.0% and 5.0% in 2023, 2024 and 2025, respectively. Governmental or other responses to economic challenges may be unable to restore or maintain consumer confidence. As a result of these factors, we may experience reduced sales and profitability, which may cause our business, financial condition and results of operations to suffer.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the escalation of geopolitical tensions in Europe and the middle east, including the military confrontations between the United States and Iran, military conflict between Russia and Ukraine, and the Hamas-Israel conflict in the Middle East. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from geopolitical tensions.

The U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, including the military confrontations between the United States and Iran, the ongoing military conflict between Russia and Ukraine, and the Hamas-Israel conflict in the Middle East. Although we do not have any operations outside of mainland China nor any business relationships, connections to, or assets in, Russia, Belarus, Ukraine, or the Middle East, our business, financial condition and results of operations have been, and could continue to be, indirectly and adversely affected by these geopolitical tensions. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels such as crude oil and natural gas, and related transportation, freight and warehousing costs; and (iv) disruptions to logistics and supply chains. If the price of our products and services increases at a rate that is either unaffordable to our customers or insufficient to compensate for the rise in our costs and expenses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to increased instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

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

Our A&R MDA and our amended and restated company franchise agreement with THRI, among other things, set forth the procedures, requirements or standards for our store operations, including food safety, sanitation and workplace safety standards, and the obligations of THIL, its subsidiaries and all entities controlled by THIL. On June 28, 2024, we and our subsidiaries in Hong Kong and China entered into a Second Amendment to the A&R MDA, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend the Development Schedule and certain requirements relating to sub-franchising and the development of Tims Express and Tims Go. In addition, on October 31, 2025, we and our subsidiaries in Hong Kong and China entered into a Third Amendment to the A&R MDA, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend certain provisions, including those relating to the administration of the advertising fund and the development plans. Our PRC Subsidiaries may not be able to successfully operate each of our stores in a manner consistent with such procedures, requirements or standards, or fulfill our obligations under such agreements, including with respect to store opening targets and quality control, and we may not be able to timely identify and rectify such issues, if at all. We also cannot assure you that we will be able to extend the term of the A&R MDA after the current term expires or that THRI will not unilaterally terminate the A&R MDA pursuant to their terms before the current term expires. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

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

We had 485 franchise stores as of December 31, 2025, all of which are operated by independent operators with whom Tim Hortons China entered into franchise agreements. Under these franchise agreements, Tim Hortons China will receive monthly payments from the sub-franchisees, which are a percentage of the sub-franchised restaurant’s gross sales, in addition to the revenue we generate from other franchise support activities. In 2023, 2024 and 2025, revenue attributable to such sub-franchisees accounted for approximately 5.3%, 12.4% and 17.7% of our total revenues, respectively. Our future prospects depend on (i) our ability to attract new sub-franchisees that meet our criteria and (ii) the willingness and ability of sub-franchisees to open stores in existing and new markets. We may be unable to identify sub-franchisees who meet our criteria, or if we identify such sub-franchisees, they may not successfully implement their expansion plans. Furthermore, sub-franchisees may not be willing or able to renew their franchise agreements with us due to low sales volumes, high real estate costs or regulatory issues. If our sub-franchisees fail to renew their franchise agreements, our revenues attributable to such sub-franchisees may decrease, which in turn could materially and adversely affect our business and operating results.

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

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including raw material market price fluctuation, competition, effectiveness of our marketing programs, the continuing strength of our brand, market demand and general economic conditions, including inflationary pressures. For example, we anticipate that the average unit price of imported coffee beans will continue to increase in the foreseeable future and that continued inflationary pressure will continue to pressure our margins. In addition, in response to increased promotional activity by our competitors, we may have to increase our promotional spending, which may adversely impact our gross margins. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins could be adversely affected. Furthermore, price increases generally result in volume losses, as consumers make fewer purchases. If such losses are greater than expected or if we lose sales due to price increases, our business, financial condition and results of operations may be materially and adversely affected. In addition, there can be no assurance that price increases will be able to offset increased costs and expenses resulting from rising inflation, geopolitical tensions, outbreaks of health epidemics and related control measures, and supply chain disruptions.

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

In accordance with relevant PRC laws and regulations, our PRC Subsidiaries are required to maintain various approvals, licenses and permits to operate our company owned and operating stores and engage in commercial franchising activities. In the opinion of Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, our PRC Subsidiaries are required to obtain and maintain the following approvals, licenses and permits for the operation of our company owned and operated stores: (i) business licenses issued by the local SAMR, (ii) food operation licenses issued by the competent food safety supervision and administration department, and (iii) for some stores, fire safety inspection permits from the local fire department. Failure to obtain the necessary licenses, permits and approvals could subject such PRC Subsidiary to fines, confiscation of gains derived from the stores, or the suspension of operations of the stores. Specifically, (i) for stores without a business license, the in-charge government authorities may order such stores to rectify the non-compliance and impose a fine of up to RMB500,000 for each store; (ii) for stores without a food operation license, the in-charge government authorities may confiscate the income of such stores and their food, beverage and packaged products, raw materials and equipment and impose fines based on a multiple of the value of the food, beverage and packaged products of such store; and (iii) for stores that operate without the requisite fire safety inspection permit, the in-charge government authorities may order such stores to rectify the non-compliance, suspend their operations and impose a fine ranging from RMB30,000 to RMB300,000 for each store. As of December 31, 2025, out of the 1,047 company owned and Franchised stores in PRC, 14 stores had not obtained the requisite business licenses or the requisite food operation licenses, which stores represented less than 1% of our total revenues for 2025. Local governments have significant discretion in promulgating, interpreting and implementing fire safety rules and policies. As a result, there is no assurance that the fire safety inspection permit will not be required for certain company owned and operated stores that we believe, based on evaluations conducted by external fire safety specialists, are not required to obtain a fire safety inspection permit under existing PRC laws, regulations or policies if relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on evaluations conducted by fire safety specialists engaged by us, 14 of our 1,047 stores have not obtained those fire safety inspection permits that we believe are required under the applicable laws and regulations. Our PRC Subsidiaries are still in the process of applying for these outstanding licenses and permits and how soon these licenses and permits can be obtained is subject to regulatory approvals and certain other factors that are beyond their control. There can be no assurance that our PRC Subsidiaries will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner, and our PRC Subsidiaries may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores, which could adversely affect the business operations, financial condition and prospects of our PRC Subsidiaries, subject us to negative publicity and delay our store opening and expansion.

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

We have concluded that substantial doubt exists about our ability to continue as a going concern, and will require additional capital to support our business, which might not be available in a timely manner or on commercially acceptable terms, if at all.

Historically, we have financed our operations primarily with proceeds from the issuance of ordinary shares, long-term convertible notes and bank borrowings. As part of our growth strategies, we expect to continue to require substantial capital through additional debt or equity financing in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all. We will require additional liquidity to continue our operations over the next 12 months, and there remains substantial doubt about our ability to continue as a going concern.

●	our market position and competitiveness in China’s coffee industry and food and beverage sector;

●	our future profitability, overall financial condition, operating results and cash flows;

●	the general market conditions for financing activities; and

●	the macro-economic and other conditions in China and elsewhere.

To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt servicing obligations. For example, to reduce liquidity risks and risks related to our ability to continue as a going concern associated with our indebtedness, we have evaluated plans to slow down the pace of our store network expansion, which, if implemented, could adversely affect the growth of our revenue and customer base. In addition, our debt instruments contain operating and financing covenants that may, among other things, restrict our operational flexibility or our ability to pay dividends to our shareholders. For example, the indenture between THIL and Wilmington Savings Fund Society, FSB, as trustee, dated December 2, 2025 (the “Indenture”) with respect to the convertible notes contains events of default provisions, such as failure to make timely payment or meet certain conversion obligations. The indenture governing our 2025 Convertible Senior Secured Notes contains certain covenants and events of default, including limitations on our ability to enter into any new material contract or amend, vary or terminate any existing material contract without first engaging in good faith consultations with THRI, and are secured by, among other things, a pledge of 100% of the shares of TH Hong Kong International Limited.. If we fail to service our debt obligations or are unable to comply with our debt covenants, we could be in default under the relevant debt obligations, and our liquidity and financial condition may be materially and adversely affected. To the extent that we raise additional financing by issuance of additional equity or equity-linked securities, our shareholders may experience dilution. In the event that financing is not available or is not available on terms commercially acceptable to us, our business, operating results and growth prospects may be adversely affected.

We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

We incurred net losses of RMB872.9 million, RMB409.0 million and RMB435.8 million (US$62.3 million) in 2023, 2024 and 2025, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB196.1 million, RMB39.7 million and RMB12.7 million (US$1.8 million) in 2023, 2024 and 2025, respectively. We have made significant up-front investments in digital technology and information system development, store network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

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

On December 9, 2021, we and Pangaea Two Acquisition Holdings XXIIA Limited (“XXIIA”) entered into a Convertible Note Purchase Agreement with each of Sona Credit Master Fund Limited (“Sona”) and Sunrise Partners Limited Partnership (“Sunrise”). On December 10, 2021, we issued $50 million in aggregate principal amount of convertible notes (the “Private Notes”) to Sona and Sunrise for a purchase price of 98% of the principal amount thereof. On December 30, 2021, we issued $50 million in aggregate principal amount of convertible notes (the “Notes”) under the Indenture in exchange for the Private Notes, which were cancelled upon such exchange. The Notes will mature on December 10, 2026 (the “Maturity Date”) and bear interest commencing as of December 10, 2021, payable semi-annually in arrears on June 10 and December 10 of each year, commencing on June 10, 2022. We have the option, on each interest payment date, to pay accrued and unpaid interest (i) entirely in cash or (ii) by capitalizing such accrued and unpaid interest (such capitalized interest, “PIK Interest”). We also have the right to redeem the Notes in whole, but not in part, (i) at a redemption price equal to 102% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in the event of certain tax changes as described in the Indenture; or (ii) at any time before December 10, 2025, at a redemption price equal to: (a) if the redemption is prior to December 10, 2024, 100% of the principal amount of the Notes plus a “make-whole” as described in the Indenture, and (b) if the redemption is on or after December 10, 2024 and prior to December 10, 2025, 104% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date. On December 2, 2025, we repurchased from holders the entire outstanding principal amount of the Notes due 2026 by applying certain of the cash proceeds from the issuance of the Convertible Senior Secured Notes (as defined below).

On June 28, 2024, we entered into a securities purchase agreement with THRI, Pangaea Three Acquisition Holdings IV Limited (“P3AHIV”) and Pangaea Two Acquisition Holdings XXIIA Limited (“PTAHXXIIA” and together with P3AHIV, the “Cartesian Investors”) pursuant to which we issued: (A) US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after the later of (i) January 16, 2025 and (ii) the date that is six months following its issue date (i.e. June 28, 2024), and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the settlement of overdue accounts payables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”). (B) One (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.0000469793497033866 per share (as adjusted for share splits and combinations) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met. (C) One (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has certain voting rights. (D) approximately US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes” , together with “Series A Convertible Notes”, the “Convertible Junior Notes”) which are convertible into ordinary shares (1) at the option of the holder at any time after the later of (i) January 16, 2025 and (ii) the date that is six months following the its issue date (i.e. June 28, 2024), and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the share purchase agreement, dated as of March 30, 2023, among the Company, PLK APAC Pte. Ltd., Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes. Additionally, subject to the satisfaction of certain operational and financial conditions set forth in the securities purchase agreement, we agreed to issue (i) US$5.0 million of Series A Convertible Notes no later than each of August 15, 2024 (the second tranche) and January 15, 2025 (the third tranche). Whilst we issued the second tranche of Series A Convertible Notes in the principal amount of US$5.0 million to THRI on August 15, 2024, the third tranche of Series A Convertible Notes was not issued as the necessary closing conditions were not satisfied.

Concurrently with the issuance of the Convertible Senior Secured Notes due 2029 (discussed in the paragraph below), on December 2, 2025, THRI and Cartesian Investors agreed to extend the maturity of the Convertible Junior Notes to September 30, 2029 and adjusted the conversion price thereof. Each of the Convertible Junior Notes bears interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional convertible notes to their respective outstanding principal amount. The Convertible Junior Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Junior Notes and certain customary events of default.

Furthermore, on October 31, 2025, we entered into a convertible note purchase agreement with THRI, Sona Credit Master Fund Limited and Sona Blue Peak, Ltd., pursuant to which we issued, on December 2, 2025, senior secured convertible notes due September 2029 (the “Convertible Senior Secured Notes”) in an aggregate principal amount of approximately US$89.9 million. The Convertible Senior Secured Notes may be convertible directly into newly issued ordinary shares of us at a price of US$2.7822 per share, which is based on 110% of the volume-weighted average share price (“VWAP”) for the five trading days immediately prior to the signing of the transaction. On December 2, 2025, The Convertible Senior Secured Notes are secured by a pledge of 100% of the shares of TH Hong Kong International Limited and an all-asset debenture of THIL. THRI and Cartesian Investors agreed to, concurrently with the issuance of the Convertible Senior Secured Notes due 2029, extend the maturity of their 2024 unsecured Convertible Junior Notes from June 28, 2027 to September 30, 2029. The conversion price of these notes will be re-struck to match the conversion price of the Convertible Senior Secured Notes. On December 2, 2025, we announced the closing of the Convertible Senior Secured Notes and that we had repurchased from holders the entire outstanding principal amount of our Notes due 2026. The convertible note purchase agreement also contains covenants that, subject to significant exceptions, restrict the ability of our company and our subsidiaries to, among other things, enter into any new material contract or amend, vary or terminate any existing material contract to which it is a party without first engaging in good faith consultations with THRI. These restrictions and the pledge over 100% of the shares of TH Hong Kong International Limited and an all-asset debenture of THIL could restrict our ability to raise additional capital or take advantage of future opportunities.

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

Multiple factors have negatively impacted our business during the year ended December 31, 2025 and it is possible these factors may continue during 2026. We have not updated the long-term financial projections that we previously published in connection with our Business Combination with Silver Crest and, as a result of these factors, certain of the assumptions underlying our prior forecasts are no longer correct and investors should not place any reliance on those projections.

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

In addition, stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the years ended December 31, 2023, 2024 and 2025 were increases of 0.2% and 0.2%, and remained flat in 2025, respectively. If prices of our services and products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other actions, which could inhibit economic activity in the PRC and thereby harm the market for our services and products.

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

Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements and the ability to repay our debt obligations.

We are a holding company incorporated in the Cayman Islands, and payment of dividends by our subsidiaries is an important source of support for us to meet our financing needs.

Dividend payments from our PRC Subsidiaries are subject to various restrictions under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax at the rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. Furthermore, if our PRC Subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements and the ability to repay our debt obligations. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by our PRC Subsidiaries may not be available to fund our foreign currency needs, including payments under dollar-denominated debt obligations, or any foreign operations that we may have in the future or for other uses outside of mainland China, including the repayment of our debt obligations.

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

Any foreign loan procured by our PRC Subsidiaries is also required to be registered with the SAFE or its local branches or be filed with the SAFE in its information system, and each of our PRC Subsidiaries may not procure loans which exceed either (i) the amount of the difference between their respective registered total investment amount and registered capital or (ii) two and a half times, or the then-applicable statutory multiple, the amount of their respective audited net assets, calculated in accordance with PRC GAAP (the “Net Assets Limit”), at our election. Increasing the amount of the difference between their respective registered total investment amount and registered capital of our PRC Subsidiaries is subject to governmental approval and may require such subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount that we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of the calculation. As of the date of this Annual Report, the majority of our PRC Subsidiaries have negative or very limited net assets, which prevents us from providing loans to them using the Net Assets Limit. Pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises enacted by NDRC on January 5, 2023 and effective on February 10, 2023, any medium- or long-term loan to be provided by us to our PRC Subsidiaries must also be registered by and filed with the NDRC.

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

Due to these existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations, cash and/or non-cash assets located in mainland China or held by our PRC Subsidiaries may not be available to fund our foreign currency needs, including payments under dollar-denominated debt obligations, or any foreign operations that we may have in the future or for other uses outside of mainland China, and we may not be able to effectively utilize the proceeds from the offerings of our listed securities to fund the operations or liquidity needs of our PRC Subsidiaries.

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

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities involving mainland China companies by foreign investors more time-consuming and complex, including requirements in some instances that the in-charge government authority be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law of the PRC requires that the in-charge government authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-monopoly Law, we cannot assure you that the in-charge Anti-monopoly Law enforcement agency will not deem our past acquisition or investments to have triggered the filing requirement for anti-trust review. If we or any of our PRC Subsidiaries is found to have violated the concentration provisions of the Anti-monopoly Law, the Anti-monopoly Law enforcement agency may order us to cease the implementation of concentration, dispose of relevant shares or assets within a certain period, transfer the business within a certain period and take other necessary measures to set back the concentration and impose a fine of up to 10% of our total sales during the previous year, if the concentration has or may have the effect of eliminating or restricting competition, or impose a fine of up to RMB5,000,000 if the concentration has no effect of eliminating or restricting competition. These measures may materially and adversely affect our business, financial condition and results of operations. In addition, under applicable laws, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM and the NDRC, and any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement, are prohibited.

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

We are a Cayman Islands holding company that conducts our operations in mainland China through our PRC Subsidiaries. A majority of our assets, our entire management team and [two] of our directors are based in mainland China. Therefore, it may be difficult or costly for you to effect service of process against us or these officers and directors within the U.S. In addition, we have been advised by our PRC legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the U.S. based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. See “Enforceability of Civil Liability” for more details. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. In addition, while we do not have any business operations in Hong Kong, [one] of our directors is based in Hong Kong. Similarly, it may be difficult or costly for you to effect service of process against this director within the U.S., and enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in Hong Kong or bring original actions in Hong Kong based on U.S. federal securities laws. Furthermore, any judgment obtained in the U.S. against THIL and these individuals may not be collectible within the U.S.

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

Future resales and/or issuances of ordinary shares and/or dilution effect attributable to shares issued through convertible notes may cause the market price of our shares to drop significantly.

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

In addition, we have filed the Resale Registration Statement with the SEC, registering up to 9,949,865 ordinary shares (excluding ordinary shares previously issuable upon the exercise of warrants) held by certain selling securityholders. The sales of these securities could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain selling securityholders may still experience a positive rate of return on the securities they purchased due to the lower price that they purchased their ordinary shares compared to other public investors and may be incentivized to sell their securities when others are not. The public security holders may not experience a similar rate of return on the securities they purchase or have previously purchased due to differences in the purchase prices and the current trading price.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, and (2) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the U.S. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

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

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm have identified material weaknesses in our internal controls over financial reporting, which we have begun to address and have a plan to further address. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remediate our identified material weaknesses, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, especially on complex U.S. GAAP accounting issues and related disclosures, (iii) enhancing U.S. GAAP accounting policies, procedures manual and management functions, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements; and (v) engaging extend specialists and consultants to improve processes and system designs and monitoring controls over period-end financial closing procedures. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

On January 21, 2026, the Company’s Board of Directors approved an ESOP exercise price adjustment for share options granted under the 2019 Share Option Scheme to the lower of US$2.7822 per share and the original ESOP exercise price.

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

We are the exclusive master franchisees in China for Tim Hortons, a leading global coffee and bakery shop brand. Our vision is as simple as it is ambitious: to build the premier coffee and bake shop in mainland China. Founded by affiliates of Cartesian and THRI, we are the parent company of the master franchisee of, and hold the right to operate, Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tim Hortons, one of the largest coffee, donut, and tea restaurant chains in the world, is deeply rooted in core values of inclusivity and community. We opened our first coffee shop in China in February 2019 and have grown dramatically since then, selling high-quality coffee and freshly prepared food items at attractive price points through company owned and operated stores and franchised stores. As of December 31, 2025, we had 1,047 system-wide stores across 92 cities in mainland China.

As of the date of this Annual Report, we do not have any stores outside of mainland China. In addition to our physical store network, we have built a rapidly expanding base of loyal customers and a robust technology infrastructure that facilitates digital ordering and supports the efficient growth of our business. In 2023, 2024 and 2025, digital orders, including both delivery and mobile ordering for self pick-up, accounted for approximately 82.1%, 86.1% and 89.3% of our revenues from company owned and operated stores. We also have a popular loyalty program, which has experienced tremendous growth since its establishment in 2019, reaching 18.5 million, 24.0 million and 31.0 million members as of December 31, 2023, 2024 and 2025, respectively. In February 2022 and July 2023, respectively, Tim Hortons China and Popeyes Shanghai each transferred control and possession of the personal data of their customers to DataCo, a PRC-incorporated company, pursuant to their respective Business Cooperation Agreement with Dataco. For a more detailed description, see “-Digital Technology and Information Systems.”

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

Building on these four cornerstones, in 2024 and 2025, we made a strategic adjustment to prune certain underperforming company owned and operated stores and to focus more on the franchised business, our revenue in 2024 and 2025 decreased by 10.8% and 5.4% compared to 2023 and 2024. In the meantime, we maintained positive adjusted company owned and operated store contribution for the past 11 consecutive quarters. The fully-burdened gross profit of our company owned and operated stores, the most comparable GAAP measure to adjusted company owned and operated store contribution, for 2023, 2024 and 2025 was negative RMB109.4 million, negative RMB42.0 million and RMB32.7 million (US$4.7 million), respectively. During the same periods, our adjusted company owned and operated store contribution was RMB29.4 million, RMB87.6 million, and RMB75.3 million (US$10.8 million), respectively. For more details regarding adjusted company owned and operated store contribution, a non-GAAP financial measure, which is a key measure used by our management and Board in evaluating our operating performance and making strategic decisions regarding capital allocation, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Non-GAAP Financial Measures.”

Our revenues decreased from RMB1,560.0 million in 2023 to RMB1,391.2 million in 2024, and then decreased to RMB1,316.2 million (US$188.2 million) in 2025. Our total costs and expenses decreased from RMB2,277.9 million in 2023 to RMB1,740.2 million in 2024, and then decreased to RMB1,633.5 million (US$233.6 million) in 2025. Our net loss significantly decreased from RMB872.9 million in 2023 to RMB409.0 million in 2024, and then increased to RMB435.8 million (US$62.3 million) in 2025. For more details regarding our results of operations, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Results of Operations.”

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

In addition to attractively priced, high-quality coffee, we also offer other quality, freshly prepared and locally relevant beverages and food at compelling price points, such as RMB9.9 breakfast bagels, RMB24.0 coffee plus bagel sandwich lunchbox combos. We believe that our food offerings are a key differentiator and one reason customers choose to come to our stores throughout the day and deliver strong value-for-money to our customers. In 2025, the percentage of orders with food increased to 39.5% from 36.8% in 2024.

Robust Local Supply Chain

Drawing on our management’s experience and network, we have constructed a strong supply chain that supports our rapidly growing store network, focused on sourcing fresh ingredients. We partner with leading suppliers across our product categories and have primary and secondary suppliers for each key category, except coffee beans, which we source from THRI. For example, our dairy products and some of our vegetables are sourced regionally to ensure the highest freshness. We select suppliers based on quality, sustainability, innovation, capabilities, services and corporate social responsibility. In addition to complying with applicable PRC laws and regulations, each of our suppliers is required to have a Global Food Safety Initiative (GFSI) certificate, a widely-recognized food safety standard.

Best-in-Class Digital Capabilities

We have an integrated business intelligence system that covers various aspects of the business operations of our PRC Subsidiaries, including, among others, the way we train our team, the way we maintain our inventory and ensure food safety, how our guests order and how they share their feedback. The use of mobile and digital technologies enables us to provide our guests with added convenience. In 2023, 2024 and 2025, digital orders, including both delivery and mobile ordering for self pick-up, accounted for approximately 82.1%, 86.1% and 89.3% of our revenues from company owned and operated stores. We have also built, and continue to expand, our presence across the digital ecosystem in China, from vertical service platforms such as Eleme, Tmall and Meituan Dianping, to social media platforms such as Weibo, Weixin, Xiaohongshu and TikTok, which effectively increases our brand awareness and enables us to expand our community.

Development Expertise and High-Visibility Pipeline

Since entering the Chinese market, we have maintained steady growth in our store roll-out, opening 34 stores in 2019, 103 stores in 2020, 253 stores in 2021, 227 stores in 2022, 285 stores in 2023, 120 stores in 2024 and 25 stores in 2025.

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

Our Products

We offer a broad and well-tiered portfolio of coffee beverages across three distinct price bands. At the entry level, our signature freshly brewed coffee—customizable with cream and sugar, alongside flavored Americanos—serves as a key traffic driver. Our core menu focuses on handcrafted espresso-based beverages, including Lattes, Flat Whites, Double Doubles, and Spanish Lattes, delivering strong value at a slightly higher price point. Meanwhile, we continue to innovate with specialty and trend-driven offerings such as Cold Brew and seasonal LTOs, including popular series like Cheese, Rose, and Pomegranate. Beyond coffee, we provide a diversified beverage lineup, including freshly brewed teas, sparkling lemon drinks, Black Tea Lattes, and Matcha Lattes, catering to evolving consumer preferences.

Tim Hortons 新鲜即美味 健康低负担

UP SIZE 升杯 +3

● 热 HOT ● 冰 ICED

鲜萃&美式系列 FRESHLY BREWED & AMERICANO

中杯 12oz

	会员价	原价
鲜萃黑咖 ≈26kcal Brewed Coffee	16	16
美式 ≈11kcal Americano	18.5	23
黑巧风味美式 ≈91kcal Dark Chocolate Flavored Americano	16.5	23
山楂美式 ≈99kcal Hawthorn Americano	19.5	25
柑橘美式 ≈119kcal Citrus Americano	19.5	25

冷萃咖啡 COLD BREW COFFEE

中杯 12oz

	会员价	原价
冷萃冰咖啡 ≈12kcal Cold Brew	22.9	24
生椰冷萃 ≈184kcal Fresh Coconut Cold Brew	23.9	26

拿铁系列 CLASSIC COFFEE

中杯 12oz

	会员价	原价
拿铁 ≈163kcal Latte	22.9	26
燕麦拿铁 ≈131kcal Oat Milk Latte	22.9	26
生椰拿铁 ≈181kcal Coconut Milk Latte	23.9	28
水牛乳拿铁 ≈168kcal Buffalo Milk Latte	24.9	28
澳白 ≈164kcal Flat White	28	28
燕麦澳白 ≈152kcal Oat Milk Flat White	28	28

加倍浓醇&不止拿铁 DOUBLE DOUBLE & SPANISH LATTE

中杯 12oz

	会员价	原价
加倍浓醇拿铁 ≈179kcal Double Double Latte	24.9	28
不止拿铁 ≈311kcal Spanish Latte	25.9	28

非咖系列 NON-COFFEE SERIES

中杯 12oz

	原价
鲜萃红茶 ≈4kcal Brewed Black Tea	16
鲜萃红茶拿铁 ≈171kcal Black Tea Latte	22
可可拿铁 ≈169kcal Cocoa Latte	24
抹茶拿铁 ≈129kcal Matcha Latte	24
柠檬气泡饮 ≈132kcal Lemon Sparkling Drink	16

¥9.9购吃饱饱卡30天 热销套餐天天享6折

吃饱饱卡
6折

本店享自带杯 -8元

8RMB Off For Bringing Your Own Cup

自带杯 = 非一次性杯子，详情咨询店员！

标准出品制作，中杯建议杯身容量>400ml 大杯建议杯身容量>600ml

*中杯12oz = 355ml，大杯16oz = 473ml，价格单位为元，产品以实物为准。

On the food side, bagels remain at the heart of our offering. Signature products such as Whole Grain Bagels and Smile Bagels continue to resonate strongly with consumers. To date, we have sold over 80 million bagels—equivalent to stacking more than 6,000 Oriental Pearl Towers. In 2025, we further expanded into lunch occasions with the launch of our “Light Bagel Sandwich Lunch Box” series, reinforcing our positioning around convenient, high-quality, and balanced meal solutions. Built around a bagel sandwich (or wrap), paired with salad and coffee, this offering targets urban consumers seeking healthier Western-style lunch options. At the same time, we are scaling our croissant platform, with popular items such as the Round Croissant and Cheese Lava Croissant emerging as strong contributors, further diversifying our food mix alongside bagels.

Tim Hortons

新鲜即美味 健康低负担

谷物贝果(含奶油芝士)
BAGELS

品名	原价
👍 肉桂提子贝果 ≈242kcal Cinnamon Raisin Plain Bagel	16
全麦贝果 ≈238kcal Whole Grain Bagel	16
黑麦坚果多多贝果 ≈245kcal Mixed Nuts Bagel	16
碱水红豆贝果 ≈221kcal Red Bean Brezen Bagel *此款为夹馅贝果 不含奶油芝士	16
超模贝果·熏香鸡肉 ≈201kcal Low Fat Chicken Bagel *此款为夹馅贝果 不含奶油芝士	16

👍👍 热烤贝果堡/轻体系列午餐盒
BAGEL SANDWICHES

品名	原价
芝士流心蛋贝果堡 ≈324kcal Cheese Egg Bagel Sandwich	18
👍 黑松露菌菇贝果堡 ≈376kcal Perigord Truffle Bagel Sandwich	22
无肉也欢火腿蛋贝果堡 ≈384kcal Vegetarian Ham Egg Bagel Sandwich	22
蛋香鸡腿肉贝果堡 ≈499kcal Roasted Chicken Bagel Sandwich	25
👍 牛油果鸡肉贝果堡 ≈577kcal Avocado & Chicken Bagel Sandwich	27
👍 黑松露培根安格斯贝果堡 ≈589kcal Black Truffle Angus Beef Bagel Sandwich	29
👍 烤牛肉贝果堡 ≈539kcal Roasted Beef Bagel Sandwich	29
🌶 辣烤牛肉贝果堡 ≈496kcal Spicy Roasted Beef Bagel Sandwich	29
🌶 辣烤蛋香鸡腿肉贝果堡 ≈464kcal Spicy Roasted Chicken Bagel Sandwich	25

微笑贝果
SMILE BAGELS

品名	原价
👍 微笑贝果·蓝莓芝士 ≈243kcal Smile Bagel · Blueberry	19

可颂
CROISSANTS

品名	原价
圆圆可颂 ≈205kcal Croissant	12
芝士流心蛋可颂 ≈291kcal Cheese Egg Croissant	16
👍 蛋香牛肉芝士可颂 ≈386kcal Egg & Beef Cheese Croissant	20
Everything 全能可颂 ≈442kcal Everything Croissant	20

卷/轻体系列午餐盒
WRAPS

品名	原价
👍 农夫卷 ≈632kcal Farmer's Wrap	19
牛肉嫩蛋农夫卷 ≈546kcal Beef & Tender Egg Farmer' s Wrap	23
芝士香肠嫩蛋卷 ≈574kcal Cheese Sausage Egg Roll	16
🌶 菌菇鸡腿肉蔬菜卷 ≈385kcal Chicken Mushroom & Vegetable Wrap	21

Tims吃饱饱卡
x30
6折

¥9.9元 购吃饱饱卡30天 热销套装天天享6折

New product development is a key driver of our long-term success. We gather guest feedback and insights to inform the creation of new products. We believe the development of new products can drive incremental traffic by expanding our customer base, expanding our offerings in multiple dayparts, and continuing to build brand leadership in food and beverage quality and taste. The development process for each new product involves multiple steps, from supplier qualification, to taste testing and refinement, to cost analysis, and finally to operational complexity analysis. This helps us choose products that are not only desirable, but also profitable. We believe that our current pace of more than 30 new products per year keeps our guests interested and eager to return to our store and try something new. In September 2022, we launched two co-branded ready-to-drink coffee products in partnership with Easy Joy. On November 18, 2022, we announced a two-year partnership with Freshippo, pursuant which we and Freshippo will introduce co-branded coffee products for sale exclusively through Freshippo’s online channels and over 300 brick-and- mortar stores located in 27 cities across China. We and Freshippo will also work together on research and development of the co-branded products, collaborating on product design, positioning, promotion, and pricing. In September 2023, we celebrated the Bagel Festival with celebrity guest Muchi Chen, contributing to the brand’s emergence as one of the most favored bagel and coffee shops in China. The total units of bagels sold reached an impressive 19.1 million in 2025. In December 2023, we partnered with SpongeBob SquarePants, achieving over 10 million exposures on social platforms and significantly enhancing brand awareness among the younger demographic. The collaborative product, Strawberry Flavored Latte, saw sales of 286 thousand cups within three months, with a re-purchase rate of 19% among our membership base. Later in 2023, we partnered with ride-hailing company DiDi Chuxing (“DiDi”) in a strategic brand-building initiative. This partnership focuses on cross-brand and cross-channel marketing, leveraging Didi’s extensive customer base to elevate Tims China’s brand visibility. As a result, we acquired approximately 20,000 new loyalty club members and generated around RMB1.7 million in incremental sales. Notably, the initiative garnered significant attention on Xiaohongshu (also known as Red), a prominent social media platform in China, accumulating over 11 million views. In September 2024, Tims China partnered with Meng Lan, the beloved panda superstar, to celebrate the second annual Bagel Festival, with a theme as “Healthy and Delicious: Bagel Maverick.” This collaboration with Meng Lan, the “Chief Bagel Recommendation Officer”, introduces four new seasonal products, crafted with low-calorie ingredients, offering a delicious and also health-conscious way to enjoy our celebrated bagels. To further celebrate the Bagel Festival, Tims China is offering special promotions, including the “Multi-Grain Bagel Six-Pass,” “Smile Bagel Three-Pass,” and an exclusive deal for new members to enjoy popular Multi-Grain Bagel for just 8.8 RMB.

Tims China has built a diverse “Bagel Universe,” featuring the nutritious “Multi-Grain Bagel” series, the light and tasty “Smile Bagel” series, and the energizing “Bagel Sandwich” line:

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

Our Community

Driving the coffee market’s rapid growth is an expanding group of coffee drinkers in China, including among others, the emerging middle class, office workers, overseas returnees, and people who are drawn to global brands. From the beginning, our focus has been on offering our guests compelling values, both functional and emotional. Since we introduced our loyalty program in 2019, our membership has experienced tremendous growth, reaching 18.5 million, 24.0 million and 31.0 million as of December 31, 2023, 2024 and 2025, respectively.

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

Our Store Network

As of December 31, 2025, we had 1,047 stores across 92 cities in mainland China, of which 485 are franchised and 562 are owned and operated by us, as shown in the map below. As of the date of this Annual Report, we do not have any stores outside of mainland China. Most of our stores are located in first- tier cities in China, including Beijing, Shanghai and Guangzhou, and within those, in locations with high demand for coffee, such as office buildings, shopping malls and transportation hubs.

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

As of December 31, 2025, we had 22 flagship stores, 786 classic stores, 79 “Tims Go” stores and 160 “Tims Express” stores.

Site Selection and Expansion

For store development, we utilize a clustering strategy, whereby we focus our store development efforts on a geographically proximate group of cities and trade areas, centered on a large tier-one city. This allows us to build store density quickly, thereby increasing brand awareness, driving convenience, and leveraging scale in marketing and logistics to improve margins. We plan to continue to open new stores in five main clusters centered around Shanghai, Beijing, Shenzhen, Chengdu and Chongqing. Shanghai was our entry point in China and is the core of our first cluster of cities for development. We believe that this clustering strategy will help increase the density of our operations, improve convenience for our customers and enhance our supply chain efficiency. In 2025, we made a strategic adjustment to prune certain underperforming company owned and operated stores and to focus more on the franchised business. We work closely with well-selected, qualified franchisees and remain disciplined to open high-quality franchised stores in those cities that we operate or into new lower-tier cities, or in exceptional locations to which the franchise has unique access. As of December 31, 2025, we received over 10,000 individual franchisee applications.

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

In addition to in-store sales, we also utilize mobile ordering to streamline customer experience and delivery to increase reach and efficiency. In 2022, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 21.0%, 31.8% and 47.2% of our revenues from company owned and operated stores, respectively. In 2023, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 17.9%, 33.4% and 48.7% of our revenues from company owned and operated stores, respectively. In 2024, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 13.1%, 31.9% and 55.0% of our revenues from company owned and operated stores. In 2025, in-store sales, mobile ordering for self pick-up and delivery accounted for approximately 8.1%, 26.3% and 63.6% of our revenues from company owned and operated stores, respectively. In addition, starting in 2021, we have collaborated with leading e-commerce platforms in China, such as Tmall and TikTok, to sell our products directly to customers.

As of year-end 2025, Tims China’s total membership base surpassed 31.0 million. Over the course of the year, we continued to enhance our CRM capabilities, building a full-lifecycle engagement model anchored in more refined and segmented member operations. Our focus remains on deepening emotional connection while driving high-quality, scalable growth.

To support retention and frequency, we rolled out a series of IP-led engagement initiatives, including our weekly Super Member Day, New Year Fortune Draw, and Bagel Festival—designed to reinforce habitual engagement and strengthen brand affinity. We also accelerated our omnichannel integration through collaboration with Taobao Instant Retail’s membership ecosystem, enabling seamless connectivity across member identity, benefits, and transaction data. This has expanded our acquisition channels and improved overall operating efficiency. In parallel, we continued to scale our “Coffee+” ecosystem through partnerships with leading platforms such as Ctrip, Didi, and JD.com. These collaborations enriched our member value proposition while driving incremental growth.

Notably, our July “Pet Companion” campaign—combining coffee, pets, and corporate social responsibility—generated over 2 million impressions and increased mini-program traffic by 30% month-over-month. In August, our campaign with Ctrip drove strong engagement, with over 300,000 members participating within five days. During the National Day holiday in October, our partnership with Didi contributed more than one million new member registrations.

Overall, through continued investment in IP campaigns, omnichannel integration, and cross-sector partnerships, we expanded our membership base, enhanced engagement quality, and strengthened the foundation for long-term, sustainable growth.

We continue to strengthen brand relevance and deepen engagement—particularly among younger consumers—through co-branding initiatives and ambassador collaborations. This year, we appointed singer-songwriter and influencer Lars Huang as our brand ambassador. With a strong creative identity and broad social influence, Lars brings meaningful resonance and helps us connect more authentically with Gen Z audiences.

58

天好咖啡
凡是美味 皆是堡贝
美味贝果堡 轻盈好咖啡
记得来Tims
好好吃午饭!
宋柚气泡冷萃
烤牛肉贝果堡
Tims天好咖啡品牌代言人
黄子弘凡
*图片仅供参考，产品以实物为准。图中除明确标注的上市产品外其余为装饰。

We also elevated our cultural positioning through high-impact partnerships, including collaborations with the hit TV series The Vendetta of An and with People’s Daily for a National Day campaign celebrating everyday heroes across China. These initiatives leverage culturally relevant storytelling to drive deeper consumer connection and social engagement.

Tims
天好咖啡
長安二十四計
购長安联名暖香套餐
得联名灯芯绒毛球包
*2款随机任1
多款产品可选
12月16日 10点开售
12月17日起 全天开售，赠完即止
Tim Hortons
联名灯芯绒毛球包
市场价值:¥59

In parallel, we continued to advance our sustainability agenda. We expanded our Bring-Your-Own-Cup program and increased incentives to RMB 8 per cup. To date, the program has attracted over 200,000 participants, reducing carbon emissions by approximately 8 tons—equivalent to planting around 360 trees.

We also introduced eco-friendly straws in partnership with Tencent’s CarbonX program, leveraging carbon capture technology to convert industrial CO₂ into sustainable materials. SGS certification indicates that every 100 straws store 3.185 grams of CO₂, reinforcing our commitment to sustainable innovation.

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

As of December 31, 2025, out of the 1,047 company owned and franchised stores, 14 stores had not obtained the requisite business licenses or the requisite food operation licenses, which stores represented less than 1% of THIL’s total revenues for 2025. Local governments have significant discretion in promulgating, interpreting and implementing fire safety rules and policies. As a result, there is no assurance that the fire safety inspection permit will not be required for certain company owned and operated stores that THIL believes, based on evaluations conducted by external fire safety specialists, are not required to obtain a fire safety inspection permit under existing PRC laws, regulations or policies if relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on evaluations conducted by fire safety specialists engaged by THIL, six of THIL’s company owned and operated stores have not obtained those fire safety inspection permits that THIL believes are required under the applicable laws and regulations. THIL’s PRC Subsidiaries are still in the process of applying for these outstanding licenses and permits, and how soon these licenses and permits can be obtained is subject to regulatory approvals and certain other factors that are beyond their control. Failure to obtain the necessary licenses, permits and approvals could subject THIL’s PRC Subsidiaries to fines, confiscation of gains derived from the stores, or the suspension of operations of the stores. Specifically, (i) for stores without a business license, the in-charge government authorities may order such stores to rectify the non-compliance and impose a fine of up to RMB500,000 for each store; (ii) for stores without a food operation license, the in-charge government authorities may confiscate the income of such stores and their food, beverage and packaged products, raw materials and equipment and impose fines based on a multiple of the value of the food, beverage and packaged products of such store; and (iii) for stores that operate without the requisite fire safety inspection permit, the in-charge government authorities may order such stores to rectify the non-compliance, suspend their operations and impose a fine ranging from RMB30,000 to RMB300,000 for each store. Except for the outstanding licenses and permits mentioned above, none of THIL’s PRC Subsidiaries have been denied or are missing any of such approvals, licenses and permits for the company owned and operated stores that they operate, nor have they been subject to any fines or penalties with respect to the lack of such approvals, licenses and permits.

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

THIL and its PRC Subsidiaries are also subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future. Due to the existing and/or potential interventions in or the imposition of restrictions and limitations detailed below by the PRC government on the ability of THIL or its PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations, cash and/or non-cash assets located in mainland China or held by its PRC Subsidiaries, such as Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., may not be available to fund THIL’s foreign currency needs, including payments under dollar-denominated debt obligations, or any foreign operations that THIL may have in the future or for other uses outside of mainland China, and THIL may not be able to effectively utilize the proceeds from the offerings of its listed securities to fund the operations or liquidity needs of its PRC Subsidiaries.

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

Capital expenses. Approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, THIL’s PRC Subsidiaries are required to obtain approval from the State Administration of Foreign Exchange (the “SAFE”) or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. As of the date of this Annual Report, there has been an aggregate of US$126.0 million in cash transfer of capital expenses among THIL and its subsidiaries.

Shareholder loans and capital contributions. THIL’s subsidiaries may only access THIL’s proceeds from the offerings of its listed securities through loans or capital contributions from THIL. Loans by THIL to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from THIL to its PRC Subsidiaries is required to be registered with the competent PRC governmental authorities. As of the date of this Annual Report, THIL has transferred an aggregate of US$309.3 million in cash to TH Hong Kong International Limited (“THHK”) as capital injections and shareholder loans, and THHK has transferred an aggregate of US$297.7 million in cash to Tim Hortons China and US$7.4 million in cash to Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd. as capital injections and shareholder loans. See page F-21 of this Annual Report for additional information on the amount of cash balances held at financial institutions in mainland China and Hong Kong as of December 31, 2024 and 2025, respectively.

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

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information – D. Risk Factors” and “Forward-Looking Statements.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For discussion of year-over-year comparisons between 2024 and 2023 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on May 15, 2025.

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

Year	Company owned and operated Stores	Franchise Stores	Total
2019	31	3	34
2020	128	9	137
2021	373	17	390
2022	547	70	617
2023	619	283	902
2024	576	446	1,022
2025	562	485	1,047

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

Efficient Store Operations

We have historically focused on driving high revenue growth. Costs and expenses of our company owned and operated stores primarily consist of food and packaging, payroll and employee benefits, occupancy, and other operating expenses. Going forward, as we work to continue to expand our store network, our profitability will largely depend on our ability to effectively control these expenses by implementing various measures such as leveraging our scale to negotiate more favorable supply and occupancy terms, increasing our in-store staff’s efficiency, and implementing technology to further automate and streamline our in-store operations. In the long run, we expect our store level operating costs as a percentage of our revenues will gradually decrease.

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

Increases in the inflation rate of prices of commodities that are inputs to our products and services, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing and labor costs and operating expenses. The unit purchase prices of our regionally sourced raw materials and other products, such as dairy, bakery and food ingredients and packing materials, have remained relatively stable, while the unit price of coffee beans has been fluctuant since our inception. We have also enjoyed favorable discounts as our store network and procurement volume continue to grow. We anticipate that the average unit price of imported coffee beans will continue to increase in the foreseeable future and that continued inflationary pressure will continue to pressure our margins. Increased inflation rates could also cause discretionary purchases to decline and adversely affect our ability to attract and retain customers and encourage customer spending. In addition, if the disposable income of our customers does not increase at a similar rate as inflation does, our product sales could suffer, which could materially and adversely affect our business and financial condition and cause us to have additional working capital needs. However, we cannot predict whether or how long these higher inflation rates will persist. For a more detailed disclosure on the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We face risks related to fluctuations in the cost, availability and quality of our raw materials and pre-made products, as well as third-party data maintenance and management services, technical support and consulting services, which could adversely affect our results of operations,” “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-If we are unable to maintain or increase prices, we may fail to maintain a positive margin” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

In addition, although we do not have any operations outside of mainland China nor any business relationships, connections to, or assets in, Russia, Ukraine, the middle east and Iran, our business, financial condition and results of operations have been, and could continue to be, indirectly and adversely affected by these geopolitical tensions. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels such as crude oil and natural gas, and related transportation, freight and warehousing costs; and (iv) disruptions to logistics and supply chains. See “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”

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

Our profit margins for beverage products have also remained relatively stable in 2024 and 2025, despite having slightly increased the rate of promotional discounts without raising the average list price of our beverage products, including coffees. If the costs and expenses described above continue to increase, we may raise the list price of our beverage products in the future. However, there can be no assurance that any such increase would be sufficient to maintain our margins. Lower margins could adversely impact the profitability of our business and adversely impact our share price and prospects. If the amounts we charge our customers increase at a rate that is either unaffordable to our customers or insufficient to compensate for the rise in our material costs and operational expenses, our business may be materially and adversely affected, our product margin may deteriorate and we may have additional working capital needs. We do not believe that such mitigation efforts have introduced any other new material risks, including, but not limited to, those related to product quality or reliability or regulatory approval. For a more detailed discussion of the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-If we are unable to maintain or increase prices, we may fail to maintain a positive margin.” In order to mitigate the potential adverse impact of price increases on our financial condition and results of operations, we plan to continue to improve our operating efficiency and further strengthen our bargaining power with our suppliers through the continued expansion of our store network.

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

Components of Results of Operations

Revenues

Revenue mainly includes sales of food, beverage and packaged products by company owned and operated stores, franchise fees and revenue from other franchise support activities. The following table sets forth a breakdown of our revenues for the years indicated:

	For the year ended December 31,
	2023		2024		2025
	(in thousands, except for %)
	RMB	%	RMB	%	RMB	US$	%
Sales of food, beverage and packaged products by Company owned and operated stores	1,389,641	89.1%	1,188,293	85.4%	1,068,170	152,746	81.2%
Franchise fees	15,443	1.0%	24,215	1.7%	36,552	5,227	2.8%
Revenues from other franchise support activities	66,878	4.3%	149,458	10.7%	196,105	28,043	14.9%
Revenue from e-commerce sales	59,067	3.8%	809	0.1%	-	-	-%
Revenues from wholesale and other activities	28,977	1.9%	28,383	2.0%	15,369	2,198	1.2%
Total revenues	1,560,006	100.0%	1,391,158	100.0%	1,316,196	188,214	100.0%

●	Sales of food, beverage and packaged products by company operated stores. We generate the vast majority of our revenue from sales of food, beverage and packaged products to customers by company owned and operated stores. The revenue amounts exclude sales-related taxes.

●	Franchise fees. We earn a fixed upfront franchise fee and subsequent sales-based royalties from franchise right granted to sub-franchisees. Contributions from sub-franchisees for support activities that are integral to the sub-franchisees’ ability to benefit from the franchise right, such as marketing and advertising programs to promote the overall brand image, are required as part of the franchisee contracts.

●	Revenues from other franchise support activities. Other franchise support activities mainly consist of sales of kitchen equipment, raw materials for food, beverage and packaged products and provision of pre-opening and training services to sub-franchisees.

●	Revenues from e-commerce sales. We generate revenue from sales of packaged coffee, tea beverages and single-serve coffee and tea products to customers through third-party e-commerce platforms.

●	Revenues from wholesale products. We generate revenue from wholesale of canned coffee beverage and packaged coffee extract.

Costs and Expenses, Net

The following table sets forth a breakdown of our total costs and expenses for the years indicated:

	For the year ended December 31,
	2023		2024		2025
	(in thousands, except for %)
	RMB	%	RMB	%	RMB	US$	%
Costs and expenses, net
Company owned and operated stores
Food and packaging	486,359	21.8%	374,086	21.5%	321,948	46,038	19.7%
Store rental expenses	289,556	13.0%	241,425	13.9%	220,885	31,586	13.5%
Payroll and employee benefits	304,545	13.7%	231,542	13.3%	199,342	28,506	12.2%
Delivery costs	116,449	5.2%	119,171	6.8%	130,649	18,682	8.0%
Other operating expenses	118,634	5.3%	95,036	5.5%	84,317	12,057	5.2%
Store depreciation and amortization	138,735	6.2%	129,614	7.4%	107,930	15,434	6.6%
Company owned and operated store costs and expenses	1,454,278	65.3%	1,190,874	68.4%	1,065,071	152,303	65.2%
Costs of other revenues	149,692	6.7%	153,612	8.8%	171,326	24,499	10.5%
Marketing expenses	96,679	4.3%	64,849	3.7%	63,457	9,074	3.9%
General and administrative expenses	325,259	14.6%	210,323	12.1%	204,341	29,222	12.5%
Franchise and royalty expenses	57,063	2.6%	57,761	3.3%	62,736	8,971	3.8%
Other operating costs and expenses	28,872	1.3%	10,794	0.6%	3,283	469	0.2%
Loss on disposal of property and equipment	16,404	0.7%	4,147	0.2%	6,470	925	0.4%
Impairment losses of long-lived assets	111,427	5.0%	56,287	3.2%	60,320	8,626	3.7%
Other income	(11,743)	(0.5)%	(8,408)	(0.5)%	(3,455)	(494)	(0.2)%
Total costs and expenses, net	2,227,931	100.0%	1,740,239	100.0%	1,633,549	233,595	100.0%

●	Company owned and operated store costs and expenses. Company owned and operated store costs and expenses primarily consist of food and packaging costs, rental expenses, payroll and employee benefits costs, delivery costs, other operating expenses, and store depreciation and amortization.

●	Costs of other revenues. Costs of other revenues primarily consist of costs related to the costs of raw materials for food, beverage and packaged products and kitchen equipment that we sell to sub-franchisees and costs of product and kitchen equipment sales related to our e-commerce business.

●	Marketing expenses. Marketing expenses refer to expenses associated with advertising and brand promotion activities.

●	General and administrative expenses. General and administrative expenses primarily consist of payroll and other employee benefits for our administrative employees, research and development expenses, rental expenses for our office space and other back-office expenses.

●	Franchise and royalty expenses. Franchise and royalty expenses refer to upfront franchise fees pertaining to franchised stores and monthly royalties that we pay to THRI, and the amortization of franchise rights.

●	Other operating costs and expenses. Other operating costs and expenses primarily consist of the miscellaneous taxes and costs related to recovery of closed stores.

●	Loss on disposal of property and equipment. When assets are disposed of, whether through retirement or sale, the net gain or loss is recognized in net loss. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value less estimated costs to sell.

●	Impairment losses of long-lived assets. The Company reviews long-lived assets (including property and equipment and intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable.

●	Other income. Other income primarily consists of government grants and additional input VAT deductions.

Non-operating Income and Expenses

●	Interest income. Interest income primarily consists of interest received on cash deposited in bank accounts and received from short-term investment.

●	Interest expenses. Interest expenses primarily consist of interests in relation to our bank borrowings and promissory notes.

●	Foreign currency transaction gain/(loss). Foreign currency transaction gains and losses are as a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency.

●	Loss of debt extinguishment. Loss of debt extinguishment represents the extinguishment loss of financial liabilities under extinguishment accounting.

●	Changes in fair value of convertible notes. Changes in fair value of convertible notes are the fair value changes of convertible notes measured at fair value, excluding impact of instrument-specific credit risk.

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

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2023, 2024 and 2025.

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

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2025

The following table summarizes key components of our results of operations for the years indicated:

	For the year ended December 31,
	2024		2025
	(in thousands, except for %)
	RMB	%	RMB	US$	%
Revenues:
Company owned and operated stores	1,188,293	85.4%	1,068,169	152,747	81.2%
Other revenues	202,865	14.6%	248,027	35,467	18.8%
Total revenues:	1,391,158	100.0%	1,316,196	188,214	100.0%
Costs and expenses, net
Company owned and operated stores
Food and packaging	374,086	26.9%	321,948	46,038	24.5%
Store rental expenses	241,425	17.4%	220,885	31,586	16.8%
Payroll and employee benefits	231,542	16.6%	199,342	28,506	15.1%
Delivery costs	119,171	8.6%	130,649	18,682	9.9%
Other operating expenses	95,036	6.8%	84,317	12,057	6.4%
Store depreciation and amortization	129,614	9.3%	107,930	15,434	8.2%
Company owned and operated store costs and expenses	1,190,874	85.6%	1,065,071	152,303	80.9%
Costs of other revenues	153,612	11.0%	171,326	24,499	13.0%
Marketing expenses	64,849	4.7%	63,457	9,074	4.8%
General and administrative expenses	210,323	15.1%	204,341	29,222	15.5%
Franchise and royalty expenses	57,761	4.2%	62,736	8,971	4.8%
Other operating costs and expenses	10,794	0.8%	3,283	469	0.2%
Loss on disposal of property and equipment	4,147	0.3%	6,470	925	0.5%
Impairment losses of long-lived assets	56,287	4.0%	60,320	8,626	4.6%
Other income	8,408	0.6%	3,455	494	0.3%
Total costs and expenses, net	1,740,239	125.1%	1,633,549	233,595	124.1%
Operating loss from continuing operations	(349,081)	(25.1)%	(317,353)	(45,381)	(24.1)%
Interest income	3,203	0.2%	3,528	504	0.3%
Interest expenses	(22,448)	(1.6)%	(16,679)	(2,385)	(1.3)%
Foreign currency transaction gain/(loss)	3,484	0.3%	(1,120)	(159)	(0.1)%
Loss of the debt extinguishment	(10,657)	(0.8)%	(73,078)	(10,736)	(5.7)%
Changes in fair value of deferred contingent consideration	(16,941)	(1.2)%	-	-	-%
Changes in fair value of convertible notes	(65,874)	(4.7)%	(30,627)	(4,094)	(2.2)%
Loss from continuing operations before income taxes	(458,314)	(32.9)%	(435,329)	(62,251)	(33.1)%
Income tax expenses	(2,115)	(0.2)%	(484)	(69)	0.0%
Net loss from continuing operations	(460,429)	(33.1)%	(435,813)	(62,320)	(33.1)%
Discontinued operation:
Net income from discontinued operations	51,444	3.7%	-	-	-

Net loss	(408,985)	(29.4)%	(435,813)	(62,320)	(33.1)%

Revenues

Our revenues decreased by 5.4% from RMB1,391.2 million in 2024 to RMB1,316.2 million (US$188.2 million) in 2025, primarily as a result of closures of certain under-performing company owned and operated stores.

●

Company owned and operated stores. Revenue from company owned and operated stores represents revenue from sales of food, beverage and packaged products to customers by company owned and operated stores, inclusive of delivery-generated revenue. Our revenues from company owned and operated stores were RMB1,068.2 million (US$152.7 million) in 2025, representing 81.2% of our total revenues, compared to RMB1,188.3 million in 2024, or 85.4% of our total revenues. The decrease of our revenues from company owned and operated stores was primarily driven by a decrease in the number of company owned and operated stores from 576 as of December 31, 2024 to 562 as of December 31, 2025, and a decrease in same-store sales for company owned and operated stores of 2.0% in 2025.

The decrease was also attributable to an 5.2% decrease in number of orders from 42.1 million in 2024 to 39.9 million in 2025, and a 5.3% decrease in average ticket size from RMB28.22 in 2024 to RMB26.73 in 2025.

●	Other revenues. Our other revenue increased by 22.3% from RMB202.9 million in 2024 to RMB248.0 million (US$35.5 million) in 2025, primarily due to the expansion of our franchise business as the number of our franchised stores increased from 446 as of December 31, 2024 to 485 as of December 31, 2025.

Company-Operated Store Costs and Expenses

Our company owned and operated store costs and expenses were RMB1,065.1 million (US$152.3 million) in 2025, compared to RMB1,190.9 million in 2024. The decrease was primarily due to (i) a decrease in costs and expenses related to food and packaging from RMB374.1 million in 2024 to RMB321.9 million in 2025, in line with our revenue growth and store network reduction; (ii) a decrease in rental expenses from RMB241.4 million in 2024 to RMB220.9 million in 2025, in line with closure of our stores; (iii) an increase in delivery costs from RMB119.2 million in 2024 to RMB130.6 million in 2025, in line with the significant increase in delivery orders; (iv) a decrease in payroll and employee benefits from RMB231.5 million in 2024 to RMB199.3 million in 2025, primarily due to decreased headcount of our store operations; (v) a decrease in other operating expenses from RMB95.0 million in 2024 to RMB84.3 million in 2025, as a result of the net decreased in the number of company owned and operated stores in 2025; and (vi) a decrease in store depreciation and amortization expenses from RMB129.6 million in 2024 to RMB107.9 million in 2025, in line with our store network closure. Our company owned and operated store costs and expenses as a percentage of our revenue generated from company owned and operated stores decreased from 100.2% in 2024 to 99.7% in 2025, primarily due to our continuous efforts to optimize our cost structure and drive operating leverage through revenue growth and store network expansion.

The following tables set forth the breakdowns of the line items included in our company-operated store costs and expenses.

Food and packaging:

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
Food and packaging	321,948	374,086	(52,138)	(13.9)%

As a percentage of company-owned store revenues	30.1%	31.5%	N/A	(134)	bps(1)

The food and packaging costs impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Ingredient costs	(47,403)
Freight	(4,735)
Total Change	(52,138)

Store rental expenses:

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
Store rental expenses	220,885	241,425	(20,540)	(8.5)%

As a percentage of company-owned store revenues	20.7%	20.3%	N/A	36	bps(1)

The store rental expenses impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Store days(2)	(13,218)
Pricing impacts(3)	(7,322)
Total Change	(20,540)

Payroll and employee benefits:

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
Payroll and employee benefits	199,342	231,542	(32,200)	(13.9)%

As a percentage of company-owned store revenues	18.7%	19.5%	N/A	(82)	bps(1)

The payroll and employee benefits impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Full-time store employees	(25,721)
Part-time store employees	(6,479)
Total Change	(32,200)

Delivery costs:

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
Delivery costs	130,649	119,171	11,478	9.6%

As a percentage of company-owned store revenues	12.2%	10.0%	N/A	220	bps(1)

The delivery costs impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Number of delivery orders	6,608
Pricing impacts	4,870
Total Change	11,478

Other operating expenses:

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
Other operating expenses	84,317	95,036	(10,719)	(11.3)%

As a percentage of company-owned store revenues	7.9%	8.0%	N/A	(10)	bps(1)

The other operating expenses impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Utilities	(3,286)
Operating material	(1,159)
Maintenance costs	487
Others	(6,761)
Total Change	(10,719)

Store depreciation and amortization:

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
Store depreciation and amortization	107,930	129,614	(21,684)	(16.7)%

As a percentage of company-owned store revenues	10.1%	10.9%	N/A	(80)	bps(1)

The decrease in store depreciation and amortization was primarily driven by the net closure of 14 company owned and operated stores and less depreciation due to impairment recognized during 2025.

Notes

1	Basis points which are used to express differences in rates. One basis point is the equivalent of 1/100 of one percent.

2	Store days represent cumulative store operating days during the specific period.

3	Pricing impacts were mostly because of decreased rental rate as a result of market price changes and certain rent concessions that we received during 2025.

Costs of Other Revenues

Our costs of other revenues increased by 11.5% from RMB153.6 million in 2024 to RMB171.3 million (US$24.5 million) in 2025, primarily due to an increase in the number of franchise stores.

Marketing Expenses

Our marketing expenses remained relatively stable year-over-year, decreasing slightly from RMB64.8 million in 2024 to RMB63.5 million (US$9.1 million) in 2025. As a percentage of total revenues, marketing expenses also saw a marginal increase from 4.7% in 2024 to 4.8% in 2025.

General and Administrative Expenses

Our general and administrative expenses decreased by 2.8% from RMB210.3 million in 2024 to RMB204.3 million (US$29.2 million) in 2025, primarily due to: (i) improved collection of accounts receivable resulting in a decrease in credit losses and (ii) decreased travelling and meeting cost as a result of enhanced operational efficiency in business travel and meetings. Our general and administrative expenses as a percentage of total revenues remained relatively stable at approximately 15.1% in 2024 and 15.5% in 2025.

	Year Ended December 31,
	2025	2024	2025 vs 2024
	(in thousands of RMB, except for percentages and bps)
General and administrative expenses	204,341	210,323	(5,982)	(2.8)%

As a percentage of total revenues	15.5%	15.1%	N/A	40	bps(1)

Our general and administrative expenses decreased in 2025, primarily due to:

●	RMB4.9 million decrease in credit loss on account receivable;

●	RMB3.3 million decrease in travelling and meeting cost;

●	RMB2.6 million decrease of in payroll and employee benefits; offset by

●	RMB6.3 million increase in professional and other service fee related to our financing programs.

Note

1	Basis points which are used to express differences in rates. One basis point is the equivalent of 1/100 of one percent.

Franchise and Royalty Expenses

Our franchise and royalty expenses increased by 8.6% from RMB57.8 million in 2024 to RMB62.7 million (US$9.0 million) in 2025, primarily due to an increase in the number of franchise stores.

Other Operating Costs and Expenses

Our other operating costs and expenses were RMB3.3 million (US$0.5 million) in 2025, compared to RMB10.8 million in 2024. The decrease was primarily due to higher store closure-related expenses in 2024 that were lower in 2025.

Loss on Disposal of Property and Equipment

We incurred loss on disposal of property and equipment of RMB6.5 million (US$0.9 million) in 2025 primarily due to disposal of certain scraped kitchen equipment, store leasehold improvements and furniture.

Impairment Losses of Long-lived Assets

We incurred impairment losses of long-lived assets of RMB60.3 million (US$8.6 million) in 2025 as a result of the closure of certain company owned and operated stores in 2025 and closure plan in 2026 or whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable.

Other Income

We received other income of RMB3.4 million in 2025, consisting primarily of unconditional government grants.

Interest Income

Our interest income increased slightly from RMB3.2 million in 2024 to RMB3.5 million (US$0.5 million) in 2025, primarily due to improved efficiency in cash management.

Interest Expenses

Our interest expenses decreased from RMB22.4 million in 2024 to RMB16.7 million (US$2.4 million) in 2025, which was primarily due to the accrual of interest expenses related to promissory notes in 2024, which did not recur in 2025.

Foreign Currency Transaction Loss

We recorded a net foreign exchange loss of RMB1.1 million (US$0.2 million) in 2025, compared to a gain of RMB3.5 million in 2024, primarily due to the appreciation of the RMB against the US dollar during 2025, which resulted in exchange losses on our US dollar-denominated cash balances.

Changes in Fair Value of Convertible Notes, Excluding Impact of Instrument-specific Credit Risk

We recorded a fair value of convertible notes of RMB30.6 million (US$4.1 million) in 2025, excluding the impact of instrument-specific credit risks.

Loss of the debt extinguishment

We recorded loss of the debt extinguishment of RMB73.1 million (US$10.7 million) in 2025, as we settled the Convertible Senior Note issued in 2021 and amend the term of Convertible Junior Note.

Changes in fair value of deferred contingent consideration

We recognized no change in the fair value of deferred contingent consideration in 2025, as relevant transactions has not occurred during the year.

Net income from discontinued operations

We recorded no net income or loss from discontinued operations in 2025, as the disposal of the related operation was completed in 2024 with no further impact in 2025.

Income tax expenses

The statutory income tax rate for the Company’s major operating entities is 25% for the years ended December 31, 2025 and 2024. The effective income tax rate of continuing operations for the years ended December 31, 2025 and 2024 was 0.11% and 0.46%, respectively. The effective income tax rate differs from the applicable statutory income tax rate, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

Net Loss

As a result of the foregoing, our net loss was RMB409.0 million for the year ended December 31, 2024 and RMB435.8 million (US$62.3 million) for the year ended December 31, 2025.

Comparison of the Years Ended December 31, 2023 and 2024

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5.A. Operating Results — Results of Operations — Comparison of the Years Ended December 31, 2023 and 2024” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on May 15, 2025.

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

A.	Adjusted company owned and operated store contribution and adjusted company owned and operated store contribution margin

	For the year ended December 31,
	2023		2024		2025
	(in thousands of RMB and US$)
	RMB	% of Revenues - company owned and operated stores	RMB	% of Revenues - company owned and operated stores	RMB	US$	% of Revenues - company owned and operated stores
Revenues - company owned and operated stores	1,389,641	100.0	1,188,293	100.0	1,068,169	152,747	100.0
Food and packaging costs - company owned and operated stores	(486,359)	(35.0)	(374,086)	(31.5)	(321,948)	(46,038)	(30.1)
Store rental expenses - company owned and operated stores	(289,556)	(20.8)	(241,425)	(20.3)	(220,885)	(31,586)	(20.7)
Payroll and employee benefits - company owned and operated stores	(304,545)	(21.9)	(231,542)	(19.5)	(199,342)	(28,506)	(18.7)
Delivery costs - company owned and operated stores	(116,449)	(8.4)	(119,171)	(10.0)	(130,649)	(18,682)	(12.2)
Other operating expenses - company owned and operated stores	(118,634)	(8.5)	(95,036)	(8.0)	(84,317)	(12,057)	(7.9)
Store depreciation and amortization	(138,735)	(10.0)	(129,614)	(10.9)	(107,930)	(15,434)	(10.1)
Franchise and royalty expenses - company owned and operated stores	(44,730)	(3.3)	(39,420)	(3.3)	(35,748)	(5,112)	(3.4)
Fully-burdened gross loss - company owned and operated stores	(109,367)	(7.9)	(42,001)	(3.5)	(32,650)	(4,668)	(3.1)
Store depreciation and amortization (1)	138,735	10.0	129,614	10.9	107,930	15,434	10.1

Adjusted company owned and operated store contribution	29,368	2.1	87,613	7.4	75,280	10,766	7.0

Adjusted company owned and operated store contribution margin		2.1		7.4			7.0

B.	Adjusted general and administrative expenses

	For the year ended December 31,
	2023		2024		2025
	(in thousands of RMB and US$)
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
General and administrative expenses	(325,259)	(20.9)	(210,323)	(15.2)	(204,341)	(29,222)	(15.5)
Adjusted for:
Share-based compensation expenses	68,078	4.4	519	-	2,827	404	0.2
Professional fees related to financing programs	28,519	1.80	10,464	0.8	16,239	2,322	1.2
Impairment losses of rental deposits	12,471	0.80	2,457	0.2	7,615	1,089	0.6
Adjusted general and administrative expenses	(216,191)	(13.9)	(196,883)	(14.2)	(177,660)	(25,407)	(13.5)

C.	Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the year ended December 31,
	2023		2024		2025
	(in thousands of RMB and US$)
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Operating loss from continuing operations	(667,925)	(42.9)	(349,081)	(25.1)	(317,353)	(45,381)	(24.1)
Adjusted for:
Depreciation and amortization (2)	163,155	10.5	167,721	12.1	146,412	20,937	11.1
Share-based compensation expenses	68,078	4.4	519	0.0	2,829	405	0.2
Impairment losses of rental deposits	12,471	0.8	2,457	0.2	7,615	1,089	0.6
One-off expense of store closure	6,009	0.4	11,090	0.8	-	-	0.0
Professional fees related to financing programs	28,519	1.8	10,464	0.8	16,239	2,322	1.2
Impairment losses of long-lived assets	111,427	7.1	56,287	4.0	60,320	8,626	4.6
Loss on disposal of property and equipment	16,404	1.1	4,147	0.3	6,470	925	0.5
Adjusted corporate EBITDA	(261,862)	(16.8)	(96,396)	(6.9)	(77,468)	(11,077)	(5.9)

Adjusted corporate EBITDA margin		(16.8)		(6.9)			(5.9)

D.	Adjusted net loss and adjusted net loss margin

	For the year ended December 31,
	2023		2024		2025
	(in thousands of RMB and US$)
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
Net loss from continuing operations	(839,730)	(53.8)	(460,429)	(33.1)	(435,813)	(62,320)	(33.1)

Adjusted for:
Share-based compensation expenses	68,078	4.4	519	-	2,829	405	0.2
Professional fees related to financing programs	28,519	1.8	10,464	0.8	16,239	2,322	1.2
Impairment losses of long-lived assets	111,427	7.1	56,287	4.0	60,320	8,626	4.6
Impairment losses of rental deposits	12,471	0.8	2,457	0.2	7,615	1,089	0.6
One-off expense of store closure	6,009	0.4	11,090	0.8	-	-	-
Loss on disposal of property and equipment	16,404	1.1	4,147	0.3	6,470	925	0.5
Loss of the debt extinguishment	-	-	10,657	0.8	73,078	10,450	5.6
Changes in fair value of Deferred Contingent consideration	26,106	1.7	16,941	1.2	-	-	-
Changes in fair value of convertible notes	58,281	3.7	65,874	4.7	30,627	4,380	2.3
Changes in fair value of warrant liabilities	83,966	5.4	-	-	-	-	-
Changes in fair value of ESA derivative liabilities	(19,654)	(1.3)	-	-	-	-	-
Adjusted net loss	(448,123)	(28.7)	(281,993)	(20.3)	(238,635)	(34,123)	(18.1)

Adjusted net loss margin		(28.7)		(20.3)			(18.1)

E.	Adjusted basic and diluted net loss per Ordinary Share

	For the year ended December 31,
	(in thousands of RMB and US$)
	2023		2024		2025
	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share RMB	RMB	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share RMB	RMB	US$	Unadjusted and Adjusted Basic and diluted loss per Ordinary Share US$
Net loss attributable to shareholders of the Company	(876,250)	(28.41)	(412,081)	(12.70)	(434,490)	(62,131)	(1.91)
Add:
Net income/(loss) from discontinuing operations attributable to shareholders of the Company	(33,196)	(1.08)	51,444	1.59	-	-	-

Net loss from continuing operations attributable to shareholders of the Company	(843,054)	(27.33)	(463,525)	(14.29)	(434,490)	(62,131)	(1.90)
Adjusted for:
Share-based compensation expenses	68,078	2.21	519	0.02	2,829	405	0.01
Professional fees related to financing programs	28,519	0.92	10,464	0.32	16,239	2,322	0.07
Impairment losses of long-lived assets	111,427	3.62	56,287	1.73	60,320	8,626	0.27
Impairment losses of rental deposits	12,471	0.40	2,457	0.08	7,615	1,089	0.03
One-off expense of store closure	6,009	0.19	11,090	0.34	-	-	-
Loss on disposal of property and equipment	16,404	0.53	4,147	0.13	6,470	925	0.03
Loss of debt extinguishment	-	-	10,657	0.33	73,078	10,450	0.32
Changes in fair value of Deferred Contingent consideration	26,106	0.85	16,941	0.52	-	-	-
Changes in fair value of convertible notes	58,281	1.89	65,874	2.03	30,627	4,380	0.13
Changes in fair value of warrant liabilities	83,966	2.73	-	-	-	-	-
Changes in fair value of ESA derivative liabilities	(19,654)	(0.64)	-	-	-	-	-
Adjusted net loss attributable to shareholders of the Company	(451,447)	(14.63)	(285,089)	(8.79)	(237,312)	(33,934)	(1.04)
Weighted average shares outstanding used in calculating basic and diluted loss per share	30,848,340		32,444,772		32,519,377	32,519,377
Adjusted basic and diluted net loss per Ordinary Share	(14.63)		(8.79)		(7.30)	(1.04)

Notes:

(1)	consists of company owned and operated store depreciation related to property, equipment and store renovations and amortization of the franchise right to use the Tim Hortons brand.

(2)	consists of store depreciation and amortization (1) and headquarter depreciation and amortization related to property, equipment and store renovations and amortization of the franchise right to use the Tim Hortons brand.

B	Liquidity and Capital Resources

Cash Flows and Working Capital

Our capital expenditures are incurred primarily in connection with purchase of property and equipment. Our main source of liquidity is proceeds from bank borrowings and proceeds from equity, equity-linked financing and convertible notes, and cash derived from revenue generating activities,. As of December 31, 2023, 2024 and 2025, our cash was RMB202.3 million, RMB184.2 million and RMB129.7 million (US$18.5 million), respectively, consisting of bank deposits. Our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

We have incurred loss since our inception. We incurred net losses of RMB435.8 million (US$62.3 million), RMB409.0 million, and RMB872.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, for the year ended December 31, 2025, we recorded net cash used in operating activities in the amount of RMB12.7 million (US$1.8 million). We will require additional liquidity to continue our operations over the next 12 months.

We have concluded that substantial doubt exists about our ability to continue as a going concern. Historically, we had relied principally on proceeds from the issuance of ordinary shares, long-term convertible notes and bank borrowings to finance our operations and business expansion. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining financial support from controlling shareholder and related parties (iv) exploring opportunities for further equity or equity-linked financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of our control and, as such, we concluded that substantial doubt about our ability to continue as a going concern has not been alleviated as of the reporting date. We may not be able to raise financing from third party sources on acceptable terms or at all. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued. See “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry- We have concluded that substantial doubt exists about our ability to continue as a going concern, and will require additional capital to support our business, which might not be available in a timely manner or on commercially acceptable terms, if at all” and “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry- We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.”

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions from our PRC Subsidiaries to satisfy our liquidity requirements, fund our operations or be used for other purposes outside of mainland China, including servicing our convertible notes and other dollar-denominated debt obligations, or to fund our foreign creditors, which may not be available due to existing and/or potential interventions in or the imposition of restrictions and limitations by the PRC government on the ability of our company or our PRC Subsidiaries to transfer cash and/or non-cash assets based on existing or new PRC laws and regulations. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC Subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this Annual Report, our PRC Subsidiaries have been in accumulated loss and did not pay dividends to us. Further, if any of our PRC Subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result, our ability to distribute dividends largely depends on earnings from our PRC Subsidiaries and their ability to pay dividends out of their earnings. We cannot assure you that our PRC Subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to us to enable us to meet our obligations, pay interest and expenses or declare dividends. For a detailed description of the restrictions and related risks, see “- Organizational Structure,” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Foreign exchange controls may limit our ability to effectively utilize our revenues and the proceeds from the offerings of our listed securities and adversely affect the value of your investment.”

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

We have the right to redeem the Notes in whole, but not in part, (i) at a redemption price equal to 102% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in the event of certain tax changes as described in the Indenture; or (ii) at any time before December 10, 2025, at a redemption price equal to: (a) if the redemption is prior to December 10, 2024, 100% of the principal amount of the Notes plus a “make-whole” as described in the Indenture, and (b) if the redemption is on or after December 10, 2024 and prior to December 10, 2025, 104% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date. On December 2, 2025, we repurchased from holders the entire outstanding principal amount of the Notes due 2026 by applying certain of the cash proceeds from the issuance of the Convertible Senior Secured Notes. The payment of such cash interest, repurchase price or redemption price will lower the amount of cash we have on hand and could restrict our ability to satisfy our liquidity requirements and ability to operate and expand our business. For more details on the related risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to THIL’s Business and Industry-Our convertible notes may impact our financial results, result in the dilution of our shareholders, adversely affect our liquidity, create downward pressure on the price of our securities, and restrict our ability to raise additional capital or take advantage of future opportunities.”

In addition, on June 28, 2024, we entered into a securities purchase agreement with THRI, P3AHIV and PTAHXXIIA pursuant to which we issued:

●	US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after the later of (i) January 16, 2025 and (ii) the date that is six months following its issue date (i.e. June 28, 2024), and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the settlement of overdue accounts payables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”).

●	0.2 (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.0000469793497033866 per share (as adjusted for share splits and combinations) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met.

●	0.2 (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has certain voting rights.

●	Approximately US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into ordinary shares (1) at the option of the holder at any time after the later of (i) January 16, 2025 and (ii) the date that is six months following its issue date (i.e. June 28, 2024) and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the share purchase agreement, dated as of March 30, 2023, among the Company, PLK APAC Pte. Ltd., Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes.

Furthermore, subject to the satisfaction of certain operational and financial conditions set forth in the securities purchase agreement, we agreed to issue US$5.0 million of Series A Convertible Notes no later than each of August 15, 2024 (the second tranche) and January 15, 2025 (the third tranche). On August 15, 2024, the Company issued the second tranche of Series A Convertible Notes in the principal amount of US$5.0 million to THRI. The third tranche of Series A Convertible Notes was not issued as the necessary closing conditions were not satisfied.

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Notes.”

Maturity; Interest Rates and Covenants. Concurrently with the issuance of the Convertible Senior Secured Notes due 2029 on December 2, 2025 (as discussed below), pursuant to the letter agreement dated December 2, 2025 among the Company, THRI and Cartesian Investors, the maturity date of Convertible Notes was extended to September 30, 2029. Each of the Convertible Notes bears interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount. The Convertible Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Notes and certain customary events of default.

Conversion Rates. Upon their issuances, each US$100 principal amount of Series A Convertible Notes would convert into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share would convert into 24.202 ordinary shares; and each US$100 of principal amount of Series A-1 Convertible Notes would convert directly into 24.202 ordinary shares. The aforesaid conversion rates for each Series A-2 Preferred Share and each US$100 of principal amount of Series A-1 Convertible Notes are based on 110% of the average of the volume weighted average closing price of the ordinary shares for the 5 trading days immediately prior to the initial closing date. The conversion rates are subject to adjustment for share splits and consolidations. Subsequently, concurrently with the issuance of the Convertible Senior Secured Notes due 2029 (as discussed below) on December 2, 2025, pursuant to the letter agreement dated December 2, 2025 and the amended and restated certificate of designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share, the conversion rates of these notes were re-struck to match the conversion price of the Convertible Senior Secured Notes, such that each US$100 principal amount of Series A Convertible Notes converts into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 35.94 ordinary shares and each US$100 of principal amount of Series A-1 Convertible Notes converts directly into 35.94 ordinary shares.

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

The foregoing summary of the investments in us does not purport to be complete and is qualified in its entirety by reference to the securities purchase agreement along with form of Series A convertible subordinate note, form of Series A-1 convertible subordinated note, the letter agreement dated December 2, 2025 and the amended and restated certificate of designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share, copies of which are filed as Exhibits 2.7, 4.34, 4.35, 4.36 and 4.40 of this Annual Report, respectively.

On October 31, 2025, we entered into a convertible note purchase agreement with THRI, SONA Credit Fund and SONA Blue, pursuant to which we issued, on December 2, 2025, the Convertible Senior Secured Notes due September 2029 in an aggregate principal amount of approximately US$89.9 million. The Company used substantial part of the proceeds from the issuance of the Convertible Senior Secured Notes for the repurchase of all outstanding amount due under our Note due 2026. The Convertible Senior Secured Notes bear an interest rate at compounded SOFR plus 8.0% for the relevant interest period, which the Company may choose at its sole discretion to pay interest in kind in the form of additional notes to their outstanding principal amount. The Convertible Senior Secured Notes may be convertible directly into newly issued Ordinary Shares of the Company at a price of US$2.7822 per share, which is based on 110% of the volume-weighted average share price for the five trading days immediately prior to the signing of the transaction. The Convertible Senior Secured Notes are secured by a pledge of 100% of the shares of TH Hong Kong International Limited and an all-asset debenture of the Company. The issuance of Convertible Senior Secured Notes was completed on December 2, 2025. Copies of the convertible note purchase agreement dated October 31, 2025 and the indenture dated December 2, 2025 is filed as Exhibits 4.37 and 2.8 of this Annual Report, respectively.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	For the year ended December 31,
	2023	2024	2025
	(in thousands of RMB and US$)
	RMB	RMB	RMB	US$
Net cash used in operating activities - continuing operations	(198,139)	(46,381)	(12,707)	(1,817)
Net cash provided by operating activities - discontinued operations	2,009	6,714	-	-
Net cash provided by/(used in) investing activities - continuing operations	60,737	(75,834)	(62,833)	(8,985)
Net cash provided by/(used in) investing activities - discontinued operations	(738)	67,797	-	-
Net cash provided by financing activities - continuing operations	80,833	26,004	21,702	3,103
Effect of foreign currency exchange rate changes on cash	19,807	2,350	(688)	(99)
Net decrease in cash	(35,491)	(19,350)	(54,526)	(7,798)
Cash at beginning of the period	239,077	203,587	184,237	26,346
Cash and cash equivalents and restricted cash, at end of year	203,586	184,237	129,711	18,548
Less: Cash and restricted cash of discontinued operations at end of year	(1,272)	-	-	-
Cash and Restricted cash at end of the period	202,315	184,237	129,711	18,548

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was RMB12.7 million (US$1.8 million). The difference between our net loss of RMB435.8 million (US$62.3 million) and net cash used in operating activities for the year ended December 31, 2025 was primarily due to (i) an adjustment of RMB340.9 million in non-cash items, which primarily consisted of (a) depreciation and amortization expense of RMB146.8 million, (b) changes in fair value of convertible notes of RMB30.6 million, (c) impairment losses of long-lived assets of RMB60.3 million, (d) loss of debt distinguishment of RMB73.1 million, (e) allowance for doubtful accounts of RMB3.7 million, (f) Transaction cost for issuance of convertible notes of RMB13.6 million, (g) other adjustment of RMB12.8 million due to loss on disposal of property and equipment and of intangible assets, provision for inventories write-down, share-based payment expenses, and unrealized foreign currency transaction loss (gain), and (ii) net changes in operating assets and liabilities of RMB82.2 million, which primarily consisted of (a) a decrease in accounts payable of RMB24.7 million due to timely payment of purchase order, (b) an increase in other current liabilities of RMB25.2 million due to increased payable for other operating expenditures, and (c) increase of RMB84.6 million in amounts due to related parties due to increase of payable to related parties.

Net cash used in operating activities for the year ended December 31, 2024 was RMB39.7 million. The difference between our net loss of RMB460.4 million and net cash used in operating activities for the year ended December 31, 2024 was primarily due to (i) the difference between net loss and net cash inflows in operating activities from discontinued operations of RMB44.7 million; (ii) an adjustment of RMB340.8 million in non-cash items, which primarily consisted of (a) depreciation and amortization expense of RMB169.7 million, (b) changes in fair value of convertible notes of RMB65.9 million, (c) impairment losses of long-lived assets of RMB56.3 million, (d) changes in fair value of Deferred Contingent consideration of RMB16.9 million, (e) loss of debt distinguishment of RMB10.7 million, (f) allowance for doubtful accounts of RMB8.7 million, (g) accrued interests of promissory notes of RMB5.3 million, (h) other adjustment of RMB7.5 million due to loss on disposal of property and equipment and of intangible assets, provision for inventories write-down, share-based payment expenses, and unrealized foreign currency transaction loss (gain), (i) Transaction cost for issuance of convertible notes of RMB3.8 million and (iii) net changes in operating assets and liabilities of RMB69.4 million, which primarily consisted of (a) an increase in accounts payable of RMB4.1 million due to the extension of payment terms, (b) a decrease in other current liabilities of RMB76.7 million due to decreased accrued payroll and employee-related costs, payable for other operating expenditures, and (c) increase of RMB130.4 million in amounts due to related parties due to settlement of payables to related parties.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was RMB62.8 million (US$9.0 million), which was mainly attributable to purchase of property and equipment and intangible assets of RMB65.6 million.

Net cash used in investing activities for the year ended December 31, 2024 was RMB8.0 million, compared to net cash provided in investing activities of RMB60.0 million for the year ended December 31, 2023, which was primarily because the Company retrieved short-term investment due to ESA program back in 2023 of RMB369.3 million, and was partially offset by the net cash effect of reduce of purchase property and equipment and intangible assets RMB 188.8 million due to slowing down the expansion of company-owned store and disposal of Popeyes in 2024 of RMB 67.8 million and was partially offset by the net cash effect of reduce of purchase property and equipment and intangible assets RMB 188.8 million due to slowing down the expansion of company-owned store and disposal of Popeyes in 2024 of RMB 67.8 million.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was RMB21.7 million (US$3.1 million), primarily attributable to proceeds from convertible notes of RMB20.4 million and net proceeds from bank borrowings of RMB12.6 million, while offset by payment of issuance costs of convertible notes of RMB11.4 million.

Net cash provided by financing activities for the year ended December 31, 2024 was RMB26.0 million, primarily attributable to proceeds from issuance of promissory notes of RMB142.5 million, proceeds from convertible notes of RMB41.1 million and proceed from exercise of employee share option of RMB8.4 million, while offset by net repayment of bank borrowings of RMB162.2 million.

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

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and result of operations is disclosed in Note 3 to our audited historical consolidated financial statements included elsewhere in this Annual Report.

C	Research and Development

See “Item 4. Information On the Company-B. Business Overview-Research and Development” and “-Intellectual Property.”

D	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Convertible notes, at fair value

On December 10, 2021, the Company issued convertible notes due December 10, 2026 in an aggregate principal amount of US$50 million (“Convertible Senior Notes”). On December 2, 2025, we repurchased from holders the entire outstanding principal amount of the Convertible Senior Notes.

On June 28, 2024 and August 15, 2024, the Company issued convertible notes due September 30, 2029 in an aggregate principal amount of US$60,741,340 (“Convertible Junior Notes”).

On December 2, 2025, the Company issued Convertible Senior Secured Notes due September 30, 2029 in an aggregate principal amount of approximately US$89.9 million (“Convertible Senior Secured Notes”).

The details of the above convertible notes are set out in Note 15 to the Company’s consolidated financial statements.

The above convertible notes were measured at fair value using the Binomial Option Pricing Model with the following assumptions: (i) The expected volatility was estimated based on the historical volatility of the Company or comparable peer public companies with a time horizon close to the expected term of convertible notes; (ii) The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of convertible notes in effect at the valuation date; (iii) The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares and the Company does not intend to pay dividend before the Company becomes profitable; (iv) The fair value of the underlying ordinary share was obtained from the listed trading price of the Company; and (v) The bond yield was based on the market yield of comparable bonds with similar credit rating.

For more details, see Note 23 to the Company’s historical consolidated financial statements included elsewhere in this Annual Report.

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Peter Yu	64	Chairman and Director
Yongchen Lu	48	Chief Executive Officer and Director
Dong Li	49	Chief Financial Officer
Gregory Armstrong	48	Director
Paul Hong	56	Director
Thiago Santelmo	42	Director
Eric Haibing Wu	53	Director
Rafael Odorizzi De Oliveira	41	Director
Derek Cheung	47	Director

*	Ms. Meizi Zhu ceased to be our director since August 7, 2025.

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

Derek Cheung. Mr. Cheung has served as a member of our Board since we have been a public company. He was previously the Chief Executive Officer and a director of Silver Crest Acquisition Corporation and has over 20 years of experience in private equity and investment banking. Currently, he is a Partner at Ascendent Capital Partners, focused on global alternative investment opportunities. Previously, from 2013 to 2018, Mr. Cheung was the Chief Investment Officer at Verdant Capital Group Limited, managing a global portfolio of private equity, public equity and venture capital investments. Prior to that, from 2008 to 2013, Mr. Cheung was an executive director at D. E. Shaw & Co. Mr. Cheung started his career at Credit Suisse First Boston in New York, before joining J.P. Morgan in Hong Kong. Mr. Cheung received Bachelor of Science degrees in mathematics and economics from the Massachusetts Institute of Technology.

Other than Yongchen Lu, Dong Li, and Eric Haibing Wu, who are based in mainland China, and Derek Cheung, who is based in Hong Kong, none of THIL’s officers or directors are located in mainland China or Hong Kong.

B	Compensation

For the year ended December 31, 2025, we paid an aggregate of RMB3.98 million (US$0.56 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share-based Compensation

On March 19, 2019, the Board approved the 2019 Share Option Scheme to attract and retain key employees, which was amended and restated on the Closing Date in connection with the Business Combination. The maximum aggregate number of ordinary shares that may be issued under the Scheme is 2,897,230 (proportionally adjusted to reflect any share dividends, share splits, or similar transactions), of which 1,648,597 underlie outstanding options. The maximum aggregate number of ordinary shares that may be issued under the Scheme will be reduced by 425,719 if the number of company owned and operated stores store and franchise stores open and operating in mainland China, HKSAR and Macau (on or prior to August 31, 2023) is less than 495. Options under the plan will be granted in the form of individual unit, with each unit being equivalent to a fraction of an ordinary share equal to 2,897,230 divided by 50,000,000. The Company granted 2,614,947 units (equivalent to 151,510 ordinary shares), 174,318 units (equivalent to 10,100 ordinary shares) and 1,812,220 units (equivalent to 105,000 ordinary shares) to the employees or directors during the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 17,756,231 units (equivalent to 1,028,796 ordinary shares after share split) were exercisable.

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

The following table summarizes, as of December 31, 2025, the number of units of options granted and outstanding under the Scheme.

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

As of December 31, 2025, we had 1,544 full-time employees and 36 part-time employees. The following table sets forth the number of our full-time employees categorized by function.

	As of
	December 31, 2025
	Number	Percentage (%)
Operations	1,362	88.2
Sales and marketing	26	1.7
Research and innovation	9	0.6
Store development	48	3.1
Management and administration	99	6.4
Total	1,544	100.0

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

Name of Beneficial Owner	Number		Percentage (%)
5% or Greater Shareholders:
Pangaea Two Acquisition Holdings XXIIA Limited	11,440,400	(1)	34.4
Tencent Mobility Limited	3,975,802	(2)	12.0
HSG Growth VI Holdco D, Ltd.	2,900,606	(3)	8.7
Pangaea Three Acquisition Holdings IV, Limited	2,063,983	(4)	6.2
Directors and Executive Officers†:
Peter Yu	16,153,040	(5)	48.6
Yongchen Lu	*	(6)	*
Dong Li	*	(7)	*
Gregory Armstrong	-		-
Paul Hong	-		-
Thiago Santelmo	-		-
Meizi Zhu(9)	-		-
Eric Haibing Wu	-		-
Rafael Odorizzi De Oliveira	-		-
Derek Cheung	*	(8)	*
All executive officers and directors as a group (nine persons)	16,597,388		49.8

†	Except as indicated otherwise below, the business address of our directors and executive officers is 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China.

*	Less than 1%.

(1)	Represents 11,440,400 ordinary shares held by XXIIA, a company incorporated under the laws of the United Kingdom, not including the Option Shares acquirable by Sona. XXIIA is controlled by Pangaea Two, LP. The general partner of Pangaea Two, LP is Pangaea Two GP, LP. The General Partner of Pangaea Two GP, LP is Pangaea Two Admin GP, LLC. Cartesian Capital Group, LLC is the sole and managing member of Pangaea Two Admin GP. Peter Yu is a managing member of Cartesian. The business address of XXIIA is at 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(2)	Represents 3,975,802 ordinary shares held by Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a wholly-owned subsidiary of Tencent Holdings Limited, as reported on Schedule 13G/A filed by Tencent Mobility Limited on February 1, 2024. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal business office of Tencent Mobility Limited and Tencent Holdings Limited is at 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.

(3)	Represents 2,900,606 ordinary shares held by HSG Growth VI Holdco D, Ltd., an exempted company incorporated under the laws of the Cayman Islands, as reported on Schedule 13G/A filed by HSG Growth VI Holdco D, Ltd on February 1, 2024. The sole shareholder of HSG Growth VI Holdco D, Ltd. is HongShan Capital Grwoth Fund VI, LP. whose general partner is HSG Growth VI Management, L.P,, who general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is wholly owned by Mr. Neil Nanpeng Shen. The principal business office of HSG Growth VI Holdco D, Ltd. is at Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(4)	Represents 2,063,983 ordinary shares held by Holdings IV, an exempted company incorporated under the laws of the Cayman Islands. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. The business address of Holdings IV is 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(5)	Represents (i) 11,440,400 ordinary shares held by XXIIA (not including the Option Shares acquirable by Sona), (ii) 2,063,983 ordinary shares held by Holdings IV, (iii) 1,238,203 ordinary shares held by Pangaea Two Acquisition Holdings XXIII, Ltd., (iv) 968,077 ordinary shares held by Pangaea Two, LP, (v) 420,311 ordinary shares held by Pangaea Two Parallel, LP, (vi) 10,744 ordinary shares held by Pangaea Two Management, LP, (vii) 4,177 ordinary shares held by Pangaea Two GP, LP, and (viii) 7,145 ordinary shares held by Pangaea Two Parallel LP. XXIIA and Pangaea Two Acquisition Holdings XXIII, Ltd are controlled by Pangaea Two, LP. The general partner of Pangaea Two, LP and Pangaea Two Parallel, LP is Pangaea Two GP, LP. The general partner of Pangaea Two GP, LP and Pangaea Two Management, LP is Pangaea Two Admin GP, LLC. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian Capital Group, LLC is the sole and managing member of Pangaea Two Admin GP, LLC and Pangaea Three Global GP, LLC, and Pangaea Two Parallel LP. The business address of the aforementioned entities is 505 Fifth Avenue, 15th Floor, New York, NY 10017, USA.

(6)	Represents ordinary shares held by L&L Tomorrow Holdings Limited, a British Virgin Islands company wholly owned by Ms Zhiqin Li, the spouse of.Mr. Yongchen Lu. The registered office of L&L Tomorrow Holdings Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents ordinary shares held directly by Dong Li.

(8)	Represents ordinary shares held directly by Derek Cheung.

(9)	Ms. Meizi Zhu ceased to be our director since August 7, 2025.

F	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers-Share-based Compensation.”

Transactions with Other Related Parties

Contractual Arrangements with THRI

In 2023, 2024 and 2025, THIL paid THRI continuing franchise fees in the amount of RMB51.7 million, RMB47.5 million, and RMB50.0 million (US$7.1 million), respectively, and upfront fees in the amount of RMB27.3 million, RMB10.1 million, and RMB7.8 million (US$1.1 million), respectively. The outstanding fees due to THRI were RMB24.6 million and RMB8.7 million (US$1.2 million) as of December 31, 2024 and 2025, respectively.

Amended and Restated Master Development Agreement

On June 11, 2018, THRI, THIL and THHK entered into a master development agreement, which was amended and restated by the A&R MDA, as amended. Certain provisions of the A&R MDA came into effect on the Closing Date. Pursuant to the A&R MDA, (i) THRI granted to THHK the exclusive right to develop, open and operate (through itself and approved subsidiaries), and to license franchisees to develop, open and operate, Tim Hortons restaurants in mainland China, Hong Kong and Macau (“the Territory”); THRI engages THHK to provide advertising, marketing, training, monitoring and development services and operational support to all Tim Hortons restaurants operating within the Territory to ensure the standards established by THRI and/or its affiliates from time to time as to quality of service, cleanliness, health and sanitation, requirements, specifications and procedures for Tim Hortons restaurants are complied with and maintained; (iii) THHK undertakes to secure and maintain in force in all material respects all licenses, permits and certificates relating to the operation of stores owned and operated by THIL, pay promptly or ensure payment of all material taxes and assessments when due and operate or ensure operation of stores owned and operated by THIL in compliance with all applicable Laws in all material respects and use commercially reasonable efforts to procure the same results with respect to franchise stores; (iv) THHK will develop and open for business and license franchisees to develop and open for business in compliance with the annual development schedule specified therein and at least 1,525 Tim Hortons restaurants by December 31, 2028; and (v) THRI will provide training, consulting and support services, and make certain resources available, to THHK.

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

On October 31, 2025, we and our subsidiaries in Hong Kong and China entered into a Third Amendment to the A&R MDA, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend certain provisions, including those relating to the administration of the advertising fund and the development plans, a copy of which is filed as Exhibit 4.34 of this Annual Report and is incorporated herein by reference.

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

On October 31, 2025, we and our subsidiaries in Hong Kong and China entered into a Third Amendment to the A&R MDA, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend certain provisions, including those relating to the administration of the advertising fund and the development plans, a copy of which is filed as Exhibit 4.34 of this Annual Report and is incorporated herein by reference.

Other Related Party Transactions

In 2023, 2024 and 2025, THIL purchased coffee beans from TDL Group Corp. (“TDL”), an affiliate of THRI, in the amount of RMB63.4 million, RMB44.5 million and RMB34.6 million (US$4.9 million), respectively. As of December 31, 2024 and 2025, RMB21.0 million and RMB5.4 million (US$0.8 million) due to TDL was outstanding.

On December 2, 2021, Tim Hortons China entered into a Business Cooperation Agreement with Pangaea Data Tech (Shanghai) Co., Ltd., which is held 25% by Cartesian Capital Management, LLC, a wholly owned subsidiary of Cartesian Capital Group, LLC and 75% by Peng Zhang, an individual affiliated with Cartesian Capital Management, LLC. In 2023, 2024 and 2025, THIL incurred service fees due to Pangaea Data Tech (Shanghai) Co., Ltd. of RMB8.1 million, RMB5.9 million, and RMB4.8 million (US$0.7 million), respectively. As of December 31, 2024 and 2025, RMB1.5 million and RMB3.2 million (US$0.4 million) due to Pangaea Data Tech (Shanghai) Co., Ltd. was outstanding.

In 2025, the Company paid reimbursement on behalf of Bobipai (Shanghai) for employee cost and raw material procurement in the amount of nil. As of December 31, 2024 and 2025, RMB1.0 million and nil due to Cartesian was outstanding, respectively.

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

On March 30, 2023, THIL entered into the Share Purchase Agreement with Holdings IV, Popeyes China and PLK APAC Pte. Ltd. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of d Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. Pursuant to the Share Purchase Agreement, THIL issued 2,063,983 ordinary shares to Holdings IV and 229,332 ordinary shares to PLK APAC Pte. Ltd. As part of the consideration, the Company is obligated to pay Deferred Contingent Consideration. For more details on the Share Purchase Agreement, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results -Share Purchase Agreement and Popeyes MDA” in this Annual Report.

On June 28, 2024, the Company disposed Popeyes China operation to PLK APAC Pte. Ltd. The remaining consideration receivables related to the transaction was RMB4.8 million (US$0.7 million) as of December 31, 2024. As of December 31, 2025, nil due from RBI related to Popeyes China transaction was outstanding. In addition, as part of Popeyes disposal, the Company is obligated to provide one-off transitioning management support and IT support to Bobipai (Shanghai), in the amount of RMB1.9 million (US$0.3 million) for 2025. As of December 31, 2025, RMB0.2 million (US$0.03 million) due from Bobipai (Shanghai) related to management support services was outstanding.

The Company paid reimbursement on behalf of Bobipai (Shanghai) for employee cost and raw material procurement in the amount of RMB nil, RMB185,097 (US$25,358), and nil for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2024 and 2025, RMB1.5 million and RMB3.2 million (US$0.5 million) due to Pangaea Data Tech (Shanghai) Co., Ltd. was outstanding.

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

During the years ended December 31, 2025 and 2024, the Company issued several convertible notes to THRI, Cartesian and its subsidiaries, including the Convertible Senior Secured Notes and the Series A Convertible Notes. For more details, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Convertible Notes” in this Annual Report.

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

Investments in the Company

On June 28, 2024, or the Initial Closing Date, the Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Tim Hortons Restaurants International GmbH (the “THRI”), Pangaea Three Acquisition Holdings IV Limited (“P3AHIV”) and Pangaea Two Acquisition Holdings XXIIA Limited (“PTAHXXIIA” and together with P3AHIV, the “Cartesian Investors”) pursuant to which the Company issued on the Initial Closing Date:

●	US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after the later of (i) January 16, 2025 and (ii) the date that is six months following its issue date (i.e. June 28, 2024), and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the settlement of overdue accounts payables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”).

●	One (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.0000469793497033866 per share (as adjusted for share splits and combinations) (the “Ordinary Shares”) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met.

●	One (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has those voting rights set forth below.

●	Approximately US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into Ordinary Shares (1) at the option of the holder at any time after the later of (i) January 16, 2025 and (ii) the date that is six months following its issue date (i.e. June 28, 2024) and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the Share Purchase Agreement (the “Original SPA”), dated as of March 30, 2023, among the Company, the Purchaser, Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes.

In addition, subject to the satisfaction of certain operational and financial conditions set forth in the Securities Purchase Agreement, the Company agreed to issue US$5.0 million of Series A Convertible Notes no later than each of August 15, 2024 (the second tranche) and January 15, 2025 (the third tranche). On August 15, 2024, the Company issued the second tranche of Series A Convertible Notes in the principal amount of US$5.0 million to THRI. The third tranche of Series A Convertible Notes was not issued as the necessary closing conditions were not satisfied.

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Notes.”

Maturity; Interest Rates and Covenants. Concurrently with the issuance of the Convertible Senior Secured Notes due 2029 on December 2, 2025 (as discussed below), pursuant to the letter agreement dated December 2, 2025 among the Company, THRI and Cartesian Investors, the maturity date of Convertible Notes was extended to September 30, 2029. Each of the Convertible Notes bears interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount. The Convertible Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Notes and certain customary events of default.

Conversion Rates. Upon their issuances, each US$100 principal amount of Series A Convertible Notes would convert into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share would convert into 121.01 Ordinary Shares; and each US$100 of principal amount of Series A-1 Convertible Notes would convert directly into 121.01 Ordinary Shares. The aforesaid conversion rates for each Series A-2 Preferred Share and each US$100 of principal amount of Series A-1 Convertible Notes are based on 110% of the average of the volume weighted average closing price of the Ordinary Shares for the 5 trading days immediately prior to the Initial Closing Date. The conversion rates are subject to adjustment for share splits and consolidations. Subsequently, concurrently with the issuance of the Convertible Senior Secured Notes due 2029 (as discussed in “December 2025 Financing” below) on December 2, 2025, pursuant to the letter agreement dated December 2, 2025 and the amended and restated certificate of designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share, the conversion rates of these notes were re-struck to match the conversion price of the Convertible Senior Secured Notes, such that each US$100 principal amount of Series A Convertible Notes converts into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 35.94 ordinary shares and each US$100 of principal amount of Series A-1 Convertible Notes converts directly into 35.94 ordinary shares.

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

December 2025 Financing

On December 2, 2025, the Company issued Convertible Senior Secured Notes due on September 30, 2029 in an aggregate principal amount of US$89,922,201 (equivalent to RMB636,595,230) to Sona Credit Master Fund Limited and Sona Blue Peak, Ltd. (collectively referred to as “SONA”) and THRI, in exchange for the repurchase of all outstanding amount due under Convertible Senior Notes issued to SONA in amount of US$69,922,201 (equivalent to RMB495,007,230), settlement of overdue accounts payable due to THRI and TDL in amount of US$17,113,639 (equivalent to RMB121,154,296), and cash proceeds of US$2,886,361 (equivalent to RMB20,433,704).

Concurrently, THRI and Cartesian agreed to extend the maturity of Convertible Junior Notes from June 28, 2027 to September 30, 2029, remove the term of mandatory conversion and reset the conversion price of Convertible Junior Notes to align with that of Convertible Senior Secured Notes.

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

Any non-U.S. withholding tax (including any PRC withholding tax paid (or deemed paid) by a United States Holder at the rate applicable to such holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.”

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

Based on the composition of our income, assets and operations and our subsidiaries, we do not believe we are treated as a PFIC for the 2025 taxable year. However, whether we or any of our subsidiaries are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of the ordinary shares and how quickly we use liquid assets and cash may influence whether we or any of our subsidiaries are treated as PFIC. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Our principal activities are carried out in PRC and our transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must be processed through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the Peoples’ Bank of China, which are determined largely by supply and demand. We do not expect that there will be any significant currency risk during the reporting periods. A 5% depreciation of U.S. dollars against Renminbi may increase comprehensive loss and shareholders’ equity by RMB24.4 million, RMB41.5 million and RMB62.1 million (US8.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Concentration of Credit Risk

Our credit risk primarily arises from cash, prepaid expenses and other current assets and accounts receivable. Bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Hong Kong are insured by the government authorities up to RMB500,000 and HKD800,000, respectively. Total bank deposits are insured by the government authority with amounts up to RMB16.7 million, RMB12.3 million and RMB12.6 million (US$1.8 million) as of December 31, 2023, 2024 and 2025, respectively.

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

Based upon the evaluation, due to the two material weaknesses described below as of December 31, 2025, our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this Annual Report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses identified in our internal control over financial reporting as described below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this Annual Report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2025. The material weaknesses identified relate to (i) the Company inadequate competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the Company has inadequate period end financial closing policies and procedures to implement and effectively operate key controls over period end financial closing process for preparation of consolidated financial statements, including disclosures, in accordance with U.S. GAAP and relevant SEC financial reporting requirements;

To develop and implement a sound controls and procedures regarding the two material weaknesses, we have hired a Chief Financial Officer with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC. We also plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, especially on complex U.S. GAAP accounting issues and related disclosures, (iii) enhancing U.S. GAAP accounting policies, procedures manual and management functions, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) improving period end financial closing policies and procedures for preparation of consolidated financial statements, and (v) engaging external specialists and consultants to improve processes and system designs and monitoring controls over period-end financial closing procedures.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. At the time of this Annual Report, these material weaknesses have not been remediated.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company” as defined in the JOBS Act.

Remediation of Prior Year Material Weaknesses in Internal Control over Financial Reporting

The material weakness disclosed in our annual report on Form 20-F for the year ended December 31, 2024, related to the lack of design, implementation and operating effectiveness of certain general information technology controls in SAP system, including identification and authentication, logical access de-provisioning, privilege access management, program change, segregation of duties in IT program change, monitoring on system job and system recovery, has been remediated as of December 31, 2025.

In order to remediate the above identified material weakness, we formalized policies and procedures on account authorization, access management, program change validation and acceptance, data backup and system recovery. Furthermore, we allocated resources to improve the implementation on the IT internal control process, including segregation of duties in SAP system management and monitoring on SAP service providers to enhance our ability to assess the effectiveness of the SAP system. Through a series of remedial measures, we have effectively mitigated the material weakness related to certain general information technology controls in SAP system identified as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Except for the remediation of the material weakness that existed as of December 31, 2024 described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2025, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2024	2025
	RMB	RMB	US$
Audit fees	7,430,000	6,720,000	$960,947
Audit-related fees	-	-	-
Tax fees	160,000	120,000	$17,160
All other fees	-	-	-
Total	7,590,000	6,840,000	$978,107

Audit Fees

Audit fees for the year ended December 31, 2025 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory, regulatory filings and registration statements or engagements and the audited and unaudited financial statements included in our Registration Statement on Forms F-3.

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

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have formed a data management team, consisting of our head of IT and our general counsel, to oversee and manage cybersecurity related matters and formulate policies as necessary. Our current head of IT, Rui Pang, has over 13 years of experience in cybersecurity risk management. Our data management team reports to our nominating and corporate governance committee on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our data management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our data management committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our nominating and corporate governance committee will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our data management committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee before it is disseminated to the public.

PART III

ITEM 17  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of TH International Limited are included at the end of this Annual Report.

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of TH International Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
2.1*	Description of Securities of the Registrant
2.2	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
2.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
2.4	Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
2.5	Amendment No. 1 to Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on June 12, 2023)
2.6	Indenture between TH International Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022)
2.7	Amended and Restated Certificate of Designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 001-41516), filed with the SEC on December 3, 2025)
2.8	Indenture between TH International Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on December 3, 2025)
4.1	Agreement and Plan of Merger, dated as of August 13, 2021, by and among TH International Limited, Miami Swan Ltd and Silver Crest Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on January 31, 2022)
4.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of March 9, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.4	Amendment No. 3 to Agreement and Plan of Merger, dated as of June 27, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on June 27, 2022)
4.5	Amendment No. 4 to Agreement and Plan of Merger, dated as of August 30, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on August 30, 2022)
4.6	Registration Rights Agreement by and among the TH International Limited, Silver Crest Management LLC and certain shareholders of TH International Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.7	Lock-Up and Support Agreement, dated as of August 13, 2021, by and among TH International Limited, Silver Crest Acquisition Corporation and the shareholders of TH International Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)

4.8	Sponsor Lock-Up Agreement, dated as of August 13, 2021, by and between TH International Limited and Silver Crest Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.9	Voting and Support Agreement, dated as of August 13, 2021, made by and among TH International Limited, Silver Crest Acquisition Corporation and Silver Crest Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021)
4.10	Amendment No. 1 to Voting and Support Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.11+	Amended and Restated Share Incentive Plan of TH International Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on March 28, 2022)
4.13	Amended and Restated Master Development Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.14	Amendment No. 1 to Amended and Restated Master Development Agreement, dated as of September 28, 2022, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.15	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited, Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (China) Holdings Co. Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd. and Tim Coffee (Shenzhen) Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.16	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and between Tim Hortons Restaurants International GmbH and TH Hong Kong International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021)
4.17	Business Cooperation Agreement between Pangaea Data Tech (Shanghai) Co., Ltd and Tim Hortons (China) Holdings Co., Ltd., dated December 2, 2021 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022)
4.18	Convertible Note Purchase Agreement among TH International Limited, Sona Credit Master Fund Limited and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.19	Convertible Note Purchase Agreement among TH International Limited, Sunrise Partners Limited Partnership and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.20	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.21	Ordinary Share Purchase Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022)
4.22	Amendment No. 1 to Ordinary Share Purchase Agreement, dated November 9, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.23	Registration Rights Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022)
4.24	Equity Support Agreement, dated March 8, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022)
4.25	Amendment No. 1 to Equity Support Agreement, dated July 28, 2022 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)

4.26	Amendment No. 2 to Equity Support Agreement, dated December 27, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on December 28, 2022)
4.27	Pledge and Security Agreement, dated May 25, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on June 8, 2022)
4.28	Control Agreement, dated June 13, 2022(incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022)
4.29	Option Agreement by and between TH International Limited, Pangaea Two Acquisition Holdings XXIIB Limited and Pangaea Two Acquisition Holdings XXIIA Limited and Sona Credit Master Fund Limited, dated September 28, 2022 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022)
4.30	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on March 30, 2023)
4.32	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.33	Second Amendment to the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement (incorporated by reference to Exhibit 10.5 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.34	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.35	Form of Series A Convertible Subordinated Note (incorporated by reference to Exhibit 10.3 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.36	Form of Series A-1 Convertible Subordinated Note (incorporated by reference to Exhibit 10.4 to the Form 6-K (File No. 001-41516), filed with the SEC on July 1, 2024)
4.37	Convertible Note Purchase Agreement among TH International Limited, Tim Hortons Restaurants International GmbH, Sona Credit Master Fund Limited and Sona Blue Peak, Ltd., dated October 31, 2025 (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on October 31, 2025)
4.38	Amendment No. 3 to Amended and Restated Master Development Agreement, dated as of October 31, 2025, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41516), filed with the SEC on October 31, 2025)
4.39	Second Amendment to the Amended and Restated Company Franchise Agreement, dated as of October 31, 2025, by and between Tim Hortons Restaurants International GmbH and TH Hong Kong International Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41516), filed with the SEC on October 31, 2025)
4.40	Letter Agreement to Amend the Convertible Subordinated Notes among Th International Limited, Tim Hortons Restaurants International GmbH, Pangaea Three Acquisition Holdings IV Limited and Pangaea Two Acquisition Holdings XXIIA Limited dated December 2, 2025 (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41516), filed with the SEC on December 3, 2025)
8.1*	List of subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 11 to the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on April 28, 2023)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on May 15, 2025)
12.1*	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the annual report on Form 20-F (File No. 001-41516), filed by the Registrant on April 30, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report.
**	Furnished with this Annual Report.

+	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TH International Limited

By:	/s/ Yongchen Lu
Name:	Yongchen Lu
Title:	Chief Executive Officer and Director

Date: April 30, 2026

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
TH International Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TH International Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred recurring losses and had net operating cash outflow, net current liabilities and accumulated losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

April 30, 2026

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Expressed in Renminbi Yuan)

		As of December 31,
	Note	2025	2024
		RMB	RMB

ASSETS
Current assets
Cash and cash equivalents	3(f)	121,794,484	152,368,315
Restricted cash	3(f)	7,916,393	31,869,116
Accounts receivable, net	4	17,691,916	30,525,920
Amount due from related parties	25	194,765	5,857,636
Inventories	5	36,792,722	37,578,415
Prepaid expenses and other current assets	6	142,235,378	158,881,587
Total current assets		326,625,658	417,080,989
Non-current assets
Property and equipment, net	7	332,069,736	502,158,702
Intangible assets, net	8	81,014,374	97,019,088
Operating lease right-of-use assets	12	348,916,320	493,308,393
Other non-current assets	9	88,050,605	53,966,563
Total non-current assets		850,051,035	1,146,452,746
Total assets		1,176,676,693	1,563,533,735

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Bank borrowings, current	10	395,087,735	381,262,545
Accounts payable		199,151,784	223,837,607
Contract liabilities	11	37,197,137	39,677,547
Amount due to related parties	25	17,413,631	48,116,596
Convertible notes, at fair value, current	15	-	473,715,560
Operating lease liabilities	12	180,805,734	178,115,199
Other current liabilities	13	172,606,016	191,206,863
Total current liabilities		1,002,262,037	1,535,931,917

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

(Expressed in Renminbi Yuan)

		As of December 31,
	Note	2025	2024
		RMB	RMB

Non-current liabilities
Contract liabilities	11	10,132,998	8,021,755
Operating lease liabilities	12	240,282,461	380,075,128
Convertible notes, at fair value, non-current	15	1,152,723,200	464,847,231
Other non-current liabilities	16	7,710,918	7,673,110
Total non-current liabilities		1,410,849,577	860,617,224
Total liabilities		2,413,111,614	2,396,549,141

Shareholders’ deficit
Series A-2 Convertible Preferred Share (US$0.00004697934970338660 par value, 0.2 share authorized, issued and outstanding as of December 31, 2025 and 2024)	17	-	-
Class A-1 Special Voting Share (US$0.00004697934970338660 par value, 0.2 share authorized, issued and outstanding as of December 31, 2025 and 2024)	17	-	-
Ordinary shares (US$0.00004697934970338660 par value, 100,000,000 shares authorized, 33,243,582 and 32,036,529 shares issued and outstanding as of December 31, 2025, respectively, 33,243,582 and 32,010,529 shares issued and outstanding as of December 31, 2024, respectively)	17	9,733	9,733
Additional paid-in capital		1,821,605,222	1,818,421,338
Accumulated losses		(3,102,993,825)	(2,668,505,330)
Accumulated other comprehensive income		38,393,189	9,184,842
Treasury shares (1,207,053 and 1,233,053 ordinary shares as of December 31, 2025 and 2024, respectively)	17	-	-
Total deficit attributable to shareholders of the Company		(1,242,985,681)	(840,889,417)
Non-controlling interests		6,550,760	7,874,011
Total shareholders’ deficit		(1,236,434,921)	(833,015,406)

Commitments and contingencies	24

Total liabilities and shareholders’ deficit		1,176,676,693	1,563,533,735

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2025	2024	2023
		RMB	RMB	RMB
Revenues
Company owned and operated stores		1,068,169,775	1,188,292,854	1,389,640,747
Other revenues (including other revenues from transactions with a related party of RMB1,949,211, RMB1,211,216 and nil for the years ended December 31, 2025, 2024 and 2023, respectively)		248,026,699	202,864,957	170,365,060
Total revenues	18	1,316,196,474	1,391,157,811	1,560,005,807

Costs and expenses, net
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB30,743,744, RMB53,208,876 and RMB72,109,353 for the years ended December 31, 2025, 2024 and 2023, respectively)		321,947,596	374,086,268	486,359,371
Store rental expenses		220,884,832	241,425,171	289,556,435
Payroll and employee benefits		199,341,612	231,541,640	304,545,595
Delivery costs		130,650,009	119,171,120	116,449,046
Other operating expenses (including service fee from transactions with a related party of RMB600,000, RMB600,000 and RMB600,000 for the years ended December 31, 2025, 2024 and 2023, respectively)		84,316,942	95,035,952	118,633,641
Store depreciation and amortization		107,930,233	129,613,822	138,734,429
Company owned and operated store costs and expenses		1,065,071,224	1,190,873,973	1,454,278,517

Costs of other revenues		171,325,892	153,611,770	149,692,427
Marketing expenses		63,456,595	64,848,548	96,678,285
General and administrative expenses		204,342,527	210,322,557	325,258,149
Franchise and royalty expenses (including franchise and royalty expenses from transactions with a related party of RMB49,935,665, RMB47,477,864 and RMB51,697,551 for the years ended December 31, 2025, 2024 and 2023, respectively)		62,736,133	57,761,479	57,063,007
Other operating costs and expenses		3,282,975	10,794,362	28,872,217
Loss on disposal of property and equipment		6,469,536	4,146,858	16,404,477
Impairment losses of long-lived assets	7	60,319,579	56,287,026	111,426,961
Other income	19	(3,455,175)	(8,408,091)	(11,743,225)
Total costs and expenses, net		1,633,549,286	1,740,238,482	2,227,930,815

Operating loss from continuing operations		(317,352,812)	(349,080,671)	(667,925,008)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations (Continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2025	2024	2023
		RMB	RMB	RMB

Interest income		3,528,064	3,202,948	14,182,881
Interest expenses		(16,679,066)	(22,448,159)	(20,419,992)
Foreign currency transaction (loss)/gain		(1,119,173)	3,484,612	(16,771,124)
Loss of debt extinguishment	2	(73,078,104)	(10,657,161)	-
Changes in fair value of Deferred Contingent Consideration	23	-	(16,941,248)	(26,106,460)
Changes in fair value of convertible notes	23	(30,626,980)	(65,874,310)	(58,280,908)
Changes in fair value of warrant liabilities	23	-	-	(83,966,126)
Changes in fair value of ESA derivative liabilities	23	-	-	19,654,006

Loss from continuing operations before income taxes		(435,328,071)	(458,313,989)	(839,632,731)

Income tax expenses	21	(483,675)	(2,115,015)	(97,241)

Net loss from continuing operations		(435,811,746)	(460,429,004)	(839,729,972)

Discontinued operations:
Net income/(loss) from discontinued operations	2	-	51,443,794	(33,196,461)

Net loss		(435,811,746)	(408,985,210)	(872,926,433)

Net loss from continuing operations		(435,811,746)	(460,429,004)	(839,729,972)
Less: Net (loss)/income from continuing operations attributable to non-controlling interests		(1,323,251)	3,096,345	3,323,950
Net loss from continuing operations attributable to shareholders of the Company		(434,488,495)	(463,525,349)	(843,053,922)
Net income/(loss) from discontinued operations attributable to shareholders of the Company		-	51,443,794	(33,196,461)
Net loss attributable to shareholders of the Company		(434,488,495)	(412,081,555)	(876,250,383)
Basic and diluted loss per ordinary share	22	(13.36)	(12.70)	(28.41)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2025	2024	2023
		RMB	RMB	RMB

Net loss		(435,811,746)	(408,985,210)	(872,926,433)

Other comprehensive income/(loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		2,004,935	(1,494,507)	(2,116,740)
Foreign currency translation adjustment, net of nil income taxes		21,352,712	(10,812,516)	8,741,308
Amounts reclassified from accumulated other comprehensive income		5,850,700	-	(5,718,400)
Unrealized gain on short-term investment, net of nil income taxes		-	-	3,584,872

Total comprehensive loss		(406,603,399)	(421,292,233)	(868,435,393)

Less: Comprehensive (loss)/income attributable to non-controlling interests		(1,323,251)	3,096,345	3,323,950

Comprehensive loss attributable to shareholders of the Company		(405,280,148)	(424,388,578)	(871,759,343)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Renminbi Yuan)

		Ordinary shares					Accumulated	Total equity (deficit) attributable to		Total
	Note	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	shareholders’ equity (deficit)
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		29,836,313	8,616	1,472,014,651	-	(1,380,173,392)	17,000,825	108,850,700	1,453,716	110,304,416

Net loss		-	-	-	-	(876,250,383)	-	(876,250,383)	3,323,950	(872,926,433)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	(2,116,740)	(2,116,740)	-	(2,116,740)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	8,741,308	8,741,308	-	8,741,308
Unrealized gain on short-term investment, net of nil income taxes		-	-	-	-	-	3,584,872	3,584,872	-	3,584,872
Amounts reclassified from accumulated other comprehensive income	14	-	-	-	-	-	(5,718,400)	(5,718,400)	-	(5,718,400)
Issuance of shares to L&L Tomorrow Holdings Limited	17	30,005	10	1,928,074	-	-	-	1,928,084	-	1,928,084
Decrease of transaction cost of Merger and PIPE Transactions		-	-	1,386,708	-	-	-	1,386,708	-	1,386,708
Transaction cost of equity financing through ESA		-	-	(4,657,323)	-	-	-	(4,657,323)		(4,657,323)
Share-based compensation	20	-	-	62,548,907	-	-	-	62,548,907	-	62,548,907
Exchange of Public and Private Warrants	14	1,083,949	365	105,931,016	-	-	-	105,931,381	-	105,931,381
Popeyes Acquisition	2	2,293,315	742	167,151,137	-	-	-	167,151,879	-	167,151,879
Exercise of equity-settled share-based payments	17	-	-	1,412,126	-	-	-	1,412,126	-	1,412,126

Balance at December 31, 2023		33,243,582	9,733	1,807,715,296	-	(2,256,423,775)	21,491,865	(427,206,881)	4,777,666	(422,429,215)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)

(Expressed in Renminbi Yuan)

		Series A-2 Convertible Preferred Share		Class A-1 Special Voting Share		Ordinary shares					Accumulated	Total deficit attributable to
	Note	Number of issued shares	Amount	Number of issued shares	Amount	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	Total shareholders’ deficit
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2024		-	-	-	-	33,243,582	9,733	1,807,715,296	-	(2,256,423,775)	21,491,865	(427,206,881)	4,777,666	(422,429,215)

Net loss		-	-	-	-	-	-	-	-	(412,081,555)	-	(412,081,555)	3,096,345	(408,985,210)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	-	-	-	-	(1,494,507)	(1,494,507)	-	(1,494,507)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	-	(10,812,516)	(10,812,516)	-	(10,812,516)
Decrease of transaction cost of Merger and PIPE Transactions		-	-	-	-	-	-	1,277,140	-	-	-	1,277,140	-	1,277,140
Share-based compensation	20	-	-	-	-	-	-	1,045,008	-	-	-	1,045,008	-	1,045,008
Issuance of Shares	2	-	-	-	-	-	-	713	-	-	-	713	-	713
Exercise of equity-settled share-based payments	17	-	-	-	-	-	-	8,383,181	-	-	-	8,383,181	-	8,383,181

Balance at December 31, 2024		-	-	-	-	33,243,582	9,733	1,818,421,338	-	(2,668,505,330)	9,184,842	(840,889,417)	7,874,011	(833,015,406)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)

(Expressed in Renminbi Yuan)

		Series A-2 Convertible Preferred Share		Class A-1 Special Voting Share		Ordinary shares					Accumulated	Total deficit attributable to
	Note	Number of issued shares	Amount	Number of issued shares	Amount	Number of issued shares	Amount	Additional paid-in capital	Treasury shares	Accumulated losses	other comprehensive income	shareholders of the Company	Non-controlling interests	Total shareholders’ deficit
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2025		-	-	-	-	33,243,582	9,733	1,818,421,338	-	(2,668,505,330)	9,184,842	(840,889,417)	7,874,011	(833,015,406)

Net loss		-	-	-	-	-	-	-	-	(434,488,495)	-	(434,488,495)	(1,323,251)	(435,811,746)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes		-	-	-	-	-	-	-	-	-	2,004,935	2,004,935	-	2,004,935
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	-	21,352,712	21,352,712	-	21,352,712
Amounts reclassified from accumulated other comprehensive income	15	-	-	-	-	-	-	-	-	-	5,850,700	5,850,700	-	5,850,700
Decrease of transaction cost of Merger and PIPE Transactions		-	-	-	-	-	-	292,792	-	-	-	292,792	-	292,792
Share-based compensation	20	-	-	-	-	-	-	2,874,494	-	-	-	2,874,494	-	2,874,494
Exercise of equity-settled share-based payments	17	-	-	-	-	-	-	16,598	-	-	-	16,598	-	16,598

Balance at December 31, 2025		-	-	-	-	33,243,582	9,733	1,821,605,222	-	(3,102,993,825)	38,393,189	(1,242,985,681)	6,550,760	(1,236,434,921)

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2025	2024	2023
		RMB	RMB	RMB
Cash flows from operating activities:
Net loss		(435,811,746)	(408,985,210)	(872,926,433)
Net loss/(income) from discontinued operations		-	(51,443,794)	33,196,461
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		146,795,464	169,680,769	163,149,386
Loss on disposal of property and equipment		6,469,536	4,146,858	16,404,477
Loss on disposal of intangible assets		-	125,747	646,162
Provision for inventories write-down		2,789,113	3,407,308	11,589,111
Allowance for expected credit losses		3,736,356	8,662,226	2,602,855
Impairment losses of long-lived assets		60,319,579	56,287,026	111,426,961
Share-based payment expenses		2,874,494	1,045,008	64,476,991
Unrealized foreign currency transaction loss/(gain)		615,431	(1,209,646)	4,966,290
Transaction cost for issuance of convertible notes	2	13,608,491	3,784,959	-
Changes in fair value of Deferred Contingent Consideration	23	-	16,941,248	26,106,460
Changes in fair value of convertible notes	23	30,626,980	65,874,310	58,280,908
Changes in fair value of warrant liabilities	23	-	-	83,966,126
Changes in fair value of ESA derivative liabilities	23	-	-	(19,654,006)
Loss of debt extinguishment	2	73,078,104	10,657,161	-
Accrued interests on promissory notes		-	5,269,007	-

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable		9,097,648	(11,626,637)	(24,547,169)
Amount due from related parties		898,226	(1,092,991)	-
Inventories		(2,003,420)	8,880,522	10,012,161
Prepaid expenses and other current assets		16,646,209	(2,027,059)	(48,579,798)
Other non-current assets		(34,084,042)	9,887,639	18,416,158
Accounts payable		(24,685,823)	4,062,778	109,135,149
Amounts due to related parties		84,573,195	130,391,595	28,777,686
Contract liabilities		(746,525)	1,712,807	20,553,014
Other current liabilities		25,157,653	(76,675,057)	(1,066,449)
Other non-current liabilities		37,808	(963,571)	716,728
Right-of-use assets and lease liabilities		7,300,431	6,825,974	4,211,516
Net cash used in operating activities from continuing operations		(12,706,838)	(46,381,023)	(198,139,255)
Net cash provided by operating activities from discontinued operations		-	6,714,061	2,009,374
Net cash used in operating activities		(12,706,838)	(39,666,962)	(196,129,881)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2025	2024	2023
		RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property and equipment and intangible assets		(65,618,942)	(102,838,582)	(291,667,204)
Purchase of time deposits		-	-	(17,165,400)
Proceeds from disposal of property and equipment		2,785,480	9,839,495	271,437
Proceeds from maturity of time deposits		-	17,165,400	-
Proceeds from disposal of short-term investments		-	-	369,297,715
Net cash (used in)/provided by investing activities from continuing operations		(62,833,462)	(75,833,687)	60,736,548
Net cash provided by/(used in) investing activities from discontinued operations		-	67,796,931	(737,636)
Net cash (used in)/provided by investing activities		(62,833,462)	(8,036,756)	59,998,912

Cash flows from financing activities:
Proceeds from convertible notes	2	20,433,704	41,104,980	-
Payment of issuance costs of convertible notes	2	(11,360,352)	(3,784,959)	-
Proceeds from issuance of promissory notes	2	-	142,536,000	-
Proceeds from bank borrowings		757,450,162	700,060,825	1,003,893,914
Repayment of bank borrowings		(744,837,963)	(862,297,171)	(877,002,532)
Proceeds from issuance of preferred shares		-	713	-
Payments to Shaolin Capital Management LLC due to ESA Transaction	14	-	-	(249,470,932)
Proceeds from exercise of employee share options		16,598	8,383,181	1,412,126
Payment of offering costs		-	-	(4,657,323)
Proceeds from financing through Popeyes Acquisition		-	-	206,658,000
Net cash provided by financing activities from continuing operations		21,702,149	26,003,569	80,833,253
Net cash provided by financing activities		21,702,149	26,003,569	80,833,253

Effect of foreign currency exchange rate changes on cash and cash equivalents		(688,403)	2,350,888	19,806,978

Net decrease in cash and cash equivalents and restricted cash		(54,526,554)	(19,349,261)	(35,490,738)
Cash and cash equivalents and restricted cash at beginning of the year		184,237,431	203,586,692	239,077,430
Cash and cash equivalents and restricted cash at end of the year		129,710,877	184,237,431	203,586,692
Less: Cash and restricted cash of discontinued operations at end of the year		-	-	(1,271,738)
Cash and cash equivalents and restricted cash at end of the year		129,710,877	184,237,431	202,314,954

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Expressed in Renminbi Yuan)

		For the Years Ended December 31,
	Note	2025	2024	2023
		RMB	RMB	RMB
Supplemental disclosure of cash flow information:
Interest expenses paid		15,228,346	17,912,322	20,048,704
Income tax paid		1,542,076	151,983	-

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment with unpaid costs accrued within other current liabilities	13	29,496,455	75,330,611	116,595,550
Settlement of amount due to related parties through issuance of convertible notes	2	121,154,296	134,277,011	-
Settlement of Convertible Senior Notes through issuance of convertible notes	2	495,007,230	-	-
Accrual for the transaction cost relating to 2025 Debt Restructuring	2	2,248,139	-	-
Settlement of promissory notes through issuance of convertible notes	2	-	147,819,389	-
Settlement of Deferred Contingent Consideration in exchange of issuance convertible note to Cartesian	2	-	100,569,154	-
Settlement of Deferred Contingent Consideration in exchange of consideration for Popeyes Disposal	2	-	11,174,350	-
Non-cash effect of disposal of Popeyes China	2	-	17,764,115	-
Exchange of Public and Private Warrants by issuance of ordinary shares	14	-	-	105,931,381

Details of non-cash items of investing and financing activities relevant to the acquisition of intangible assets and settlement of Deferred Contingent Consideration under the Popeyes Acquisition are disclosed in Note 2.

See Accompanying Notes to Consolidated Financial Statements

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

1.	Description of Business

TH International Limited was incorporated in Cayman Islands in April 2018. Pursuant to a master development agreement between TH Hong Kong International limited (“THHK”), a subsidiary of TH International Limited, and Tim Hortons Restaurants International GmbH (“THRI”), a subsidiary of Restaurant Brands International Inc (“RBI”) effective from June 11, 2018, with initial contractual term of 20 years and THHK has the option to extend the initial term for 10 years, subject to achieving certain agreed-upon milestones of cumulative store opening target by the end of development year 10 and the end of development year 20, TH International Limited together with its subsidiaries (“the Company”) owns the exclusive franchise right authorized by THRI, and is authorized to develop and operate stores branded “Tim Hortons” throughout the People’s Republic of China (“PRC”), including Hong Kong and Macau. The first Tim Hortons store in Chinese Mainland opened in February 2019. As of December 31, 2025, there were 1,047 Tim Hortons stores in PRC, including 562 Company owned and operated stores and 485 franchised stores. For the 562 Company owned and operated stores, 186 stores are in Shanghai, 62 stores in Beijing, 50 stores in Hangzhou, 30 stores in Shenzhen, 26 stores in Guangzhou, and other 208 stores in Nanjing, Wuhan, Xi’an, Chengdu, Suzhou, etc.

On September 28, 2022, the Company consummated its merger with Silver Crest Acquisition Corporation (the “Merger Transaction”). The Company’s ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (NASDAQ) under the trading symbols “THCH” and “THCHW”, respectively, on September 29, 2022.

On January 7, 2025, the Company implemented a 1-for-5 reverse stock split of the Company’s ordinary shares effective December 31, 2024. The share information and the conversion ratio of the Company’s convertible notes, warrants, option units, and restricted share units of the Company have been retrospectively presented to reflect the effect of the reverse stock split.

2.	Significant Transactions

(a)	Popeyes Acquisition

On March 30, 2023 (the “Acquisition Date”), the Company entered into a share purchase agreement (the “Popeyes SPA”) with Pangaea Three Acquisition Holdings IV, Limited (“Holdings IV”) and PLK APAC Pte. Ltd. (“PLK”) to acquire 100% of the outstanding shares of PLKC International Limited (“Popeyes China”) from Holdings IV (90%) and PLK (10%), which are related parties of the Company as Holdings IV and PLK are subsidiaries of Cartesian Capital Group, LLC (“Cartesian”) and THRI respectively (“Popeyes Transaction”). Pursuant to the Popeyes master development agreement signed between PLKC HK International Limited (the “Popeyes China Franchisee”), a wholly owned subsidiary of Popeyes China and PLK, effective from March 30, 2023, with an initial contractual term of 20 years (the “Popeyes Master Franchise Right”), the Company acquired the exclusive franchise right authorized by PLK, and is authorized to develop and operate stores branded “Popeyes” throughout the Chinese Mainland and Macau. On the Acquisition Date, Popeyes China and Popeyes China Franchisee did not have any business operations nor employees, and did not have assets and liabilities other than the Popeyes Master Franchise Right and US$30,000,000 (equivalent to RMB206,658,000) in cash. Accordingly, the Company accounted for this transaction as an asset acquisition.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

In accordance with the Popeyes SPA for the acquisition of Popeyes China, the Company is also obligated to issue an additional number of ordinary shares to Holdings IV and PLK, based on the ratio of 90:10 and with lock-up periods of 18 months from the issuance date as annual deferred contingent consideration, which is calculated as: (a) 3% of annual revenue of Popeyes China; divided by (b) 85% of the volume-weighted average price (VWAP) of the Company’s shares during the forty (40) trading days ended the last trading day of the applicable fiscal year as long as the Popeyes Master Franchise Right is in effect. In addition, the Company may at any time after the Acquisition Date, and at its sole option, pay a lumpsum deferred contingent consideration, plus any unpaid accrued annual deferred contingent consideration. If the Company pays such lumpsum deferred contingent consideration, it will not need to pay any further annual deferred contingent consideration. Such lumpsum deferred contingent consideration will be settled by issuing an additional number of ordinary shares with lock-up periods of 18 months from the issuance date to Holdings IV and PLK based on the ratio of 90:10, which is calculated as: (a) US$35,000,0000, divided by (b) 85% of the VWAP of the Company’s shares during the forty (40) trading days ended as of the date of notifying the exercise of this option. The fair value of the annual deferred contingent consideration inclusive of the lumpsum deferred contingent consideration prepayment settlement feature (collectively “Deferred Contingent Consideration” or “DCC”) was determined as US$9,600,000 (equivalent to RMB66,130,560) as of March 30, 2023 and recorded as an amount due to related parties. The Deferred Contingent Consideration is in the scope of ASC 480 since the instrument embodies an unconditional obligation that the Company must settle by issuing a variable number of its equity shares and, at inception, the monetary value of the obligation is based predominantly on variations in something other than the fair value of the Company’s equity shares. It is measured initially at fair value and subsequently at fair value with changes in fair value recognized in earnings. For the years ended December 31, 2024 and 2023, the Company recognized US$2,383,607 (equivalent to RMB16,941,248) and US$3,700,000 (equivalent to RMB26,106,460), respectively, in the changes in fair value of Deferred Contingent Consideration.

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

(b)	June 28, 2024 Transactions

On June 28, 2024 (the “Transaction Date”), the Company entered into a series of transactions.

Popeyes Disposal

On Transaction Date, the Company entered into a share purchase agreement for the sale of 100% of equity interest of Popeyes China to PLK for a purchase price on a cash free, debt free basis, subject to certain post-closing adjustments of cash consideration US$10,979,203 (equivalent to RMB78,284,821), net of Popeyes China’s liabilities of RMB17,764,115 assumed by the Company as well as settlement of the Deferred Contingent Consideration due to RBI (“RBI DCC”) which is measured at the fair value on Transaction Date in the amount of US$1,568,361 (equivalent to RMB11,174,350). In accordance with ASC 810-10, the gain of disposal of Popeyes China are recognized in the amount of US$10,257,280 (equivalent to RMB73,109,395) measured as the excess of the disposal consideration over carrying amount of the former subsidiary’s net deficit of RMB1,441,722.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Concurrently, the Company issued one Series A-1 Convertible Note in the amount of US$15,000,000 to settle the Deferred Contingent Consideration due to Cartesian (“Cartesian DCC”). The difference between the fair value of the Series A-1 Convertible Note in the amount of US$15,257,975 (equivalent to RMB108,740,538) and the fair value of Cartesian DCC in the amount of US$14,115,246 (equivalent to RMB100,569,154) are recorded in the loss of debt extinguishment in the amount of US$1,142,729 (equivalent to RMB8,121,832).

The disposal of Popeyes China represents a strategic shift for the Company, as a result of qualifying for reporting as discontinued operations. Financial position, results of operations, and cash flows for Popeyes China are reported as discontinued operation for all periods presented and the notes to the financial statements have been adjusted on a retrospective basis.

The results of the discontinued operation for the years ended December 31, 2024 and 2023 are as follows:

(i)	Results of discontinued “Popeyes China” operation

	For the year ended December 31,
	2024 (Note)	2023 (Note)

Company owned and operated store sales	30,875,454	15,761,230
Other revenues	22,449	13,143
Total revenues	30,897,903	15,774,373
Costs and expenses, net
Company owned and operated stores
Food and packaging	11,978,585	6,839,014
Store rental expenses	8,735,620	6,200,927
Payroll and employee benefits	7,971,499	6,173,813
Delivery costs	2,362,132	510,438
Other operating expenses	2,810,735	2,783,167
Store depreciation and amortization	1,888,301	877,370
Company owned and operated store costs and expenses	35,746,872	23,384,729

Marketing expenses	3,828,211	5,506,486
General and administrative expenses	8,630,449	18,363,979
Franchise and royalty expenses	1,895,613	1,885,515
Other operating costs and expenses	9,129	-
Other income	(50)	(108,615)
Total costs and expenses, net	50,110,224	49,032,094

Operating loss	(19,212,321)	(33,257,721)
Interest income	3,482	66,912
Interest expense	(11,921)	(5,652)
Foreign currency transaction loss	(130)	-

Loss before taxation	(19,220,890)	(33,196,461)
Income tax expenses	-	-

Net loss for the year	(19,220,890)	(33,196,461)
Gain on disposal of Popeyes business	70,664,684	-

Net income/(loss) from discontinued operation	51,443,794	(33,196,461)

Note: For the years ended December 31, 2024 and 2023, Popeye’s operating results included the periods from January 1, 2024 to June 28, 2024, and from March 30, 2023 to December 31, 2023, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(ii)	Effect of disposal on the financial position

As of December 31, 2023

Cash	1,271,738
Inventories	852,604
Prepaid expenses and other current assets	2,732,684
Total current assets	4,857,026

Property and equipment, net	25,884,026
Intangible assets, net	36,482,168
Operating lease right-of-use assets	63,641,599
Other non-current assets	4,561,539
Total non-current assets	130,569,332
Total assets	135,426,358

Accounts payable	5,074,452
Amount due to related party	1,002,196
Operating lease liabilities - current	11,043,233
Other current liabilities	46,438,123
Total current liabilities	63,558,004

Operating lease liabilities - non-current	54,029,794
Other non-current liabilities	259,578
Total non-current liabilities	54,289,372
Total liabilities	117,847,376

Issuance of Convertible Notes to THRI

On Transaction Date, the Company entered into a security purchase agreement with THRI to issue one Series A Convertible Note in the amount of US$20,000,000 in exchange for cash consideration of US$1,560,836 (equivalent to RMB11,123,053), settlement of overdue accounts payable due to THRI and TDL Group Corp. (“TDL”) in amount of US$18,079,264 (equivalent to RMB128,847,299) as well as payment of legal fees and other transaction costs of US$360,000 (equivalent to RMB2,558,664) which was charged directly in the earnings.

In addition, the Company issued Series A Convertible Notes of US$5,000,000 on August 15, 2024 to THRI in exchange for cash consideration of US$4,050,146 (equivalent to RMB28,755,632), settlement of overdue accounts payable due to THRI and TDL in amount of US$774,854 (equivalent to RMB5,429,712) as well as payment of legal fees and other transaction costs of US$175,000 (equivalent to RMB1,226,295) which was charged directly in the earnings.

The Series A Convertible Notes issued to THRI are recorded as a debt in accordance with ASC 470. The Company elected fair value option to measure the Series A Convertible Notes. The forward meet the definition of freestanding derivative and need to be bifurcated and measured at fair value at initial recognition date and each balance sheet date. The fair value of the derivative was nil on Transaction Date.

The loss between the fair value in amount of US$25,343,967 (equivalent to RMB180,024,384) and principal amount in amount of US$25,000,000 (equivalent to RMB 177,579,673) of the Series A Convertible Note issued to THRI are recorded in the gain on disposal of Popeyes business in amount of US$343,967 (equivalent to RMB2,444,711).

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Issuance of Convertible Notes to Cartesian

On March 7 and March 20, 2024, the Company issued promissory notes in aggregate principal amount of US$20 million (equivalent to RMB142,536,000) to Holdings IV.

On Transaction date, the Company issued two Series A Convertible Notes in principal amount of US$10,000,000 each and one Series A-1 Convertible Note in the principal amount of US$741,340 to entities controlled by Cartesian in settlement of outstanding principal and interest of promissory notes issued in March 2024 in aggregate amount of US$20,741,340 (equivalent to RMB147,819,389).

In accordance with ASC 470-50, the issuance of convertible notes extinguished promissory notes, and the excess of the fair value of the convertible note over the carrying amount of the promissory note was recorded in loss of debt extinguishment in amount of US$356,718 (equivalent to RMB2,535,329).

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Junior Notes”. See Note 15(b) for key terms of Convertible Junior Notes.

Issuance of Class A-1 Special Voting Share and Series A-2 Convertible Preferred Share

On Transaction date, the Company issued 0.2 Class A-1 Special Voting Share to THRI in par value of US$0.00004697934970338660 and nil proceeds to entitle THRI the number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes.

Concurrently, 0.2 Series A-2 Convertible Preferred Share was issued to THRI for US$99.99 (equivalent to RMB713). The difference between par value of US$0.00004697934970338660 and issue value is recorded in additional paid-in capital.

See Note 17 for the detail rights of the shares.

(c)	2025 Debt Restructuring

On October 31, 2025, the Company entered into a definitive agreement for the following debt restructuring, which was closed on December 2, 2025 (the “Closing Date”).

Issuance of Convertible Senior Secured Notes

On Closing Date, the Company issued senior secured convertible notes due on September 30, 2029 (the “Convertible Senior Secured Notes”) in an aggregate principal amount of US$89,922,201 (equivalent to RMB636,595,230) to Sona Credit Master Fund Limited and Sona Blue Peak, Ltd. (collectively referred to as “SONA”) and THRI, in exchange for the repurchase of all outstanding amount due under Convertible Senior Notes issued to SONA (See Note 15(a)) in amount of US$69,922,201 (equivalent to RMB495,007,230), settlement of overdue accounts payable due to THRI and TDL in amount of US$17,113,639 (equivalent to RMB121,154,296), and cash proceeds of US$2,886,361 (equivalent to RMB20,433,704). See Note 15(c) for key terms of Convertible Senior Secured Notes.

Extension and Alignment of Convertible Junior Notes

Concurrently, THRI and Cartesian agreed to extend the maturity of Convertible Junior Notes (See Note 15(b)) from June 28, 2027 to September 30, 2029, remove the term of mandatory conversion and reset the conversion price of Convertible Junior Notes to align with that of Convertible Senior Secured Notes.

In accordance with ASC 470-50, the Company concluded that both new issued Convertible Senior Secured Notes and modified Convertible Junior Notes are substantially different from old debt instruments, and as a result, extinguishment accounting should be applied. The excess of the fair value of new debts over the net carrying amount of old debts was recorded in loss of debt extinguishment in amount of US$9,422,201 (equivalent to RMB67,227,404).

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

In addition, upon repurchase of Convertible Senior Notes, the accumulated other comprehensive loss relating to change in fair value due to instrument specific credit of Convertible Senior Notes due to instrument-specific credit risk of US$820,000 (equivalent to RMB5,850,700) was reclassified to loss of debt extinguishment on the consolidated statement of operations for the year ended December 31, 2025.

The Company incurred legal fees and other transaction costs associated with 2025 Debt Restructuring in amount of US$1,922,266 (equivalent to RMB13,608,491), which were charged directly in the consolidated statements of operations under the fair value option election for convertible notes (See Note 15). As of December 31, 2025, the unpaid transaction costs of US$317,561 (equivalent to RMB2,248,139) was included in other current liabilities.

3.	Summary of Significant Accounting Policies

(a)	Basis of Preparation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the financial statements of TH International Limited and its subsidiaries in which TH International Limited has a controlling financial interest. All intercompany balances and transactions have been eliminated on consolidation. For consolidated subsidiary where the ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has incurred losses since its inception. The Company incurred net losses of RMB436 million, RMB409 million and RMB873 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2025, the Company had net operating cash outflow of RMB13 million. As of December 31, 2025, the Company’s net current liabilities and accumulated losses were RMB676 million and RMB3,103 million, respectively. The Company will require additional liquidity to continue its operations over the next 12 months.

Historically, the Company had relied principally on proceeds from the issuance of ordinary shares, convertible notes and bank borrowings to finance its operations and business expansion. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining financial support from shareholders and related parties (iv) issuing convertible notes and exploring opportunities for further equity financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(b)	Fiscal Calendar

The Company’s fiscal year is from January 1 to December 31.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(c)	Use of Estimates

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

(d)	Foreign Currency Transaction and Translation

The Company’s reporting currency is Chinese Renminbi Yuan (“RMB”). The functional currency of TH International Limited and its wholly owned subsidiaries incorporated in Hong Kong is United States Dollars (“US$”). The functional currency of the Company’s subsidiaries in Chinese Mainland is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in foreign currency transaction gain or loss on the consolidated statements of operations.

The financial statements of TH International Limited and its wholly owned subsidiaries incorporated in Hong Kong are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income/(loss) on the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income on the consolidated balance sheets.

(e)	Risks and Concentration

Foreign exchange risk

As the Company’s principal activities are carried out in Chinese Mainland, the Company’s transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’ Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’ Bank of China that are determined largely by supply and demand. The management does not expect that there will be any significant currency risk for the Company during the reporting periods.

Concentration of credit risk

The Company’s credit risk primarily arises from cash and cash equivalents, restricted cash, prepaid expenses and other current assets and accounts receivable. The bank deposits with financial institutions in the mainland of the PRC and Hong Kong Special Administrative Region (“HKSAR”) are insured by the government authorities up to RMB500,000 and HKD800,000, respectively. Total bank deposits are insured by the government authority with amounts up to RMB12,636,896 and RMB12,270,323 and as of December 31, 2025 and 2024, respectively.

The Company expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which are held by reputable financial institutions. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Company has no significant concentrations of credit risk with respect to its prepaid expenses and other current assets.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Accounts receivable are unsecured and are primarily derived from revenue earned from sub-franchisees and wholesale customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Concentration of operation risk

The Company owns, operates and franchises stores in the PRC, including Hong Kong and Macau under the “Tim Hortons” brand. Such business activities are solely dependent upon its master development agreement with THRI. The Company’s failure to comply its master development agreement with THRI would have a material adverse effect on its financial condition, results of operations, and cash flows.

(f)	Cash and cash equivalents and restricted cash

Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash on hand, cash held in banks, time deposits which are less than three-months or highly liquid investments.

Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, primarily consisting of security for bank borrowings and deposits restricted for use.

Cash and cash equivalents and restricted cash are deposited in financial institutions at below locations:

	As of December 31,
	2025	2024
Cash on hand	678,309	588,493

Financial institutions in Chinese Mainland
- Denominated in RMB	38,284,253	50,460,661
- Denominated in USD	89,753,987	127,929,476
Total balance of cash and cash equivalents and restricted cash held at Chinese Mainland financial institutions	128,038,240	178,390,137

Financial institutions in HKSAR
- Denominated in RMB	969	29
- Denominated in USD	335,147	4,422,880
- Denominated in HKD	658,212	835,892
Total balance of cash held at the HKSAR financial institutions	994,328	5,258,801

Total balance of cash and cash equivalents and restricted cash held at financial institutions	129,032,568	183,648,938
Total balance of cash and cash equivalents and restricted cash	129,710,877	184,237,431

(g)	Revenue Recognition

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(h)	Accounts Receivable and Current Expected Credit Losses

Accounts receivable primarily consist of receivables from sub-franchisees and wholesale customers which are recognized and carried at the original invoice amount less an allowance for expected credit losses.

Expected credit losses include losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability. The Company updates allowance for expected credit losses on a quarterly basis with changes in the allowance recognized in the consolidated statements of operations.

Receivables which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and 2024, the Company does not have off-balance-sheet credit exposure related to its sub-franchisees and wholesale customers.

(i)	Receivables from Payment Processors and Aggregators

Receivables from payment processors such as WeChat and Alipay and aggregators are amounts due from them for clearing transactions and are included in prepaid expenses and other current assets. The cash was paid by customers through these payment processors and aggregators for food and goods provided by the Company. The Company considers and monitors the credit worthiness of the third-party payment processors and aggregators. An allowance for expected credit losses is recorded using the current expected credit losses model. Receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote.

(j)	Inventories

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

(k)	Property and Equipment

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

(l)	Internal Development Costs

Capitalized internal costs include payroll expenses related to employees fully dedicated to store construction, decoration design and store site acquisition. Capitalized payroll costs are allocated to each new store location based on the actual time spent on each project. The Company commences capitalizing costs related to construction, decoration design and store site acquisition when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. The internal development costs are recorded in the leasehold improvements when the store is open for service.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(m)	Intangible Assets

Intangible assets include the franchise right authorized by THRI and upfront franchise fees requested to pay to THRI upon opening of a new store. The franchise right authorized by THRI is amortized on a straight-line basis over the initial term of 20 years. The upfront franchise fees related to both Company owned and operated stores and franchised stores are capitalized as an intangible asset and amortized on a straight-line basis over the term of each individual franchise agreement, which ranges from 1 to 13.5 years.

(n)	Impairment of Long-Lived Assets

The Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and operating lease right-of-use (“ROU”) assets) for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of impairment testing, the Company has concluded that each individual store is the lowest level of asset group with independent cash flows. The asset that supports the revenue-producing activities of two or more asset groups is defined as an enterprise asset. The unit of account for testing impairment of an enterprise asset comprises that asset plus the other assets and liabilities that together capture the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

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

(o)	Employee Benefits

The Company’s subsidiaries in Chinese Mainland participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations amounted to RMB54,284,078, RMB66,214,654 and RMB79,565,615 for the years ended December 31, 2025, 2024 and 2023, respectively.

(p)	Share-Based Compensation

Share-based awards granted to employees and directors in the form of share options and restricted share units are subject to service and performance conditions. They are measured at the grant date fair value of the awards and are recognized as compensation expense over the service period for the entire award on a graded-vesting basis and when performance conditions are probable of being achieved. The Company elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(q)	Asset Retirement Obligations

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

(r)	Commitments and Contingencies

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

(s)	Non-controlling Interests

The Company reports net income/(loss) attributable to non-controlling interests separately on the consolidated statements of operations. The portion of equity attributable to non-controlling interests is reported within equity, separately from the Company’s shareholders’ deficit on the consolidated balance sheets.

(t)	Leases

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

The Company does not have finance leases for the years ended December 31, 2025, 2024 and 2023.

The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less; the Company recognizes rental expense for these leases on a straight-line basis over the lease term. In addition, the Company has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

(u)	Marketing Expenses

The Company records advertising and promotional costs in the marketing expenses as incurred. The advertising and promotional costs were RMB63,456,595, RMB64,848,548 and RMB96,678,285 for the years ended December 31, 2025, 2024 and 2023, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(v)	Government Subsidies

Government subsidies primarily consist of financial subsidies from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies are recognized when it is probable that the Company will comply with the conditions attached to them, and the subsidies will be received. A government subsidy related to an asset is deferred and recorded in other liabilities and then recognized as other income ratably over the expected useful life of the related asset on the consolidated statements of operations. A government subsidy that compensates the Company for expenses or losses to be incurred in the future is deferred and recorded in other liabilities and recognized as other income in the periods in which the expenses or losses are recognized. Government grant for the purpose of giving immediate financial support to the Company with no future related costs is recognized as other income on the consolidated statements of operations when the grant becomes receivable.

(w)	Income Taxes

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

(x)	Loss Per Share

Basic loss per share represents net loss attributable to shareholders divided by the weighted-average number of ordinary shares outstanding during the year. Shares issuable for little or no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(y)	Fair Value Measurements

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

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

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

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

The Company’s financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, prepaid expenses and other current assets, bank borrowings, accounts payable, amount due to related parties, other current liabilities, liability-settled share-based payment to non-employee, derivative financial liabilities and convertible notes. The Company’s convertible notes, liability-settled share-based payment to non-employee and derivative financial liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2025 and 2024, the carrying amounts of other financial instruments approximate their fair value due to their short-term nature.

(z)	Statutory Reserve

In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. In addition, in accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2025 and 2024, there was no statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries, as these PRC companies were in accumulated losses as determined under PRC GAAP.

As of December 31, 2025 and 2024, the paid-in capitals of the Company’s PRC subsidiaries in the amount of RMB1,990,894,951 and RMB1,800,629,957, respectively. Because there were accumulated losses in the PRC subsidiaries, the Company’s restricted net assets were RMB83,877,190 and RMB88,991,761 as of December 31, 2025 and 2024, respectively.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

(aa)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 on January 1, 2025, on a prospective basis. The adoption did not have a significant impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) which requires public entities to disclose (1) significant segment expenses by reportable segment if they are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss, (2) other segment items by reportable segment, (3) more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles, (4) CODM’s title and position on both an annual and an interim basis. The Company adopted this standard for the year ended December 31, 2024. The adoption did not have a significant impact on the Company’s consolidated financial statements.

In June 2016, the FASB amended ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which was further amended within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02 (collectively referred to as ASC 326). The Company adopted ASC 326 on January 1, 2023 using the modified retrospective approach. This adoption did not have a significant impact on the Company’s consolidated financial statements.

(bb)	New accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The ASU is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect that the adoption of ASU 2024-03 will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. ASU 2024-04 is effective for the Company’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method of transition or a retrospective method of transition that is retrospective to the later of the beginning of earliest period presented and the date the entity adopted ASU 2020-06. Early adoption is permitted for all entities that have adopted ASU 2020-06. The Company is currently evaluating the effect that the adoption of ASU 2024-04 will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025. The ASU is applied prospectively, and early adoption is permitted. The Company is currently evaluating the effect that the adoption of ASU 2025-05 will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU amends the criteria for when an entity is required to start capitalizing costs for internal use software. The ASU is effective for the Company for annual periods beginning after December 15, 2027. Adoption is on either a prospective, modified retrospective, or a fully retrospective basis. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of ASU 2025-06 will have on its consolidated financial statements.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU provides guidance on accounting for government grants by business entities, including guidance for (1) grants related to assets and (2) grants related to income. The ASU is effective for the Company for annual periods beginning after December 15, 2029. Adoption is either on a modified prospective, modified retrospective, or a fully retrospective basis. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of ASU 2025-10 will have on its consolidated financial statements.

4.	Accounts Receivable, Net

Accounts receivable, net of allowance for expected credit losses consist of the following:

	As of December 31,
	2025	2024
Accounts receivable	35,049,387	44,147,035
Less: allowance for expected credit losses	(17,357,471)	(13,621,115)
Accounts receivable, net	17,691,916	30,525,920

	As of December 31,
	2025	2024
Beginning balance	13,621,115	4,958,889
Provision	3,736,356	8,662,226
Ending balance	17,357,471	13,621,115

5.	Inventories

Inventories consist of the following:

	As of December 31,
	2025	2024
Food, beverage and packaged products	26,648,228	26,230,212
Merchandise for e-commerce sales	2,815,376	2,979,839
Others	7,329,118	8,368,364
Total	36,792,722	37,578,415

Provision for inventories write-down was recognized in costs of other revenues, amounting to RMB2,789,113, RMB3,407,308 and RMB11,589,111 for the years ended December 31, 2025, 2024 and 2023, respectively.

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2025	2024
Creditable input VAT	99,058,265	122,007,581
Short-term deposits	12,874,167	9,003,252
Receivables from payment processors and aggregators	12,610,478	12,356,383
Prepaid marketing expenses	5,653,165	5,373,942
Others	12,039,303	10,140,429
Total	142,235,378	158,881,587

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

7.	Property and Equipment, Net

Property and equipment, net, consist of the following:

	As of December 31,
	2025	2024
Furniture and office equipment	82,350,735	85,599,025
Kitchen equipment	189,690,984	213,069,648
Software	148,554,078	131,983,473
Leasehold improvements	550,222,280	591,976,672
Construction in progress	103,350	1,317,561

Property and equipment, gross	970,921,427	1,023,946,379
Less: accumulated depreciation	(523,412,042)	(436,363,031)
Less: accumulated impairment loss	(115,439,649)	(85,424,646)

Property and equipment, net	332,069,736	502,158,702

Depreciation and amortization related to property and equipment was RMB125,875,776, RMB144,995,588 and RMB150,454,787 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company conducted impairment tests each quarter end as triggered by underperformance of certain company owned and operated stores and the Company’s plans of store closures, on the recoverability of the related asset groups, comprising store level property and equipment, intangible assets with definite useful lives and ROU assets. The estimated undiscounted future cash flows generated by certain asset groups were less than their carrying amount, and therefore the fair values of the asset groups were estimated. When the fair value of the asset group was less than its carrying amount, the carrying amounts of the long-lived assets in the asset group were reduced on a pro-rata basis but no less than the fair value of an individual long-lived asset. The impairment losses were RMB60,319,579, RMB56,287,026 and RMB111,426,961 for the years ended December 31, 2025, 2024 and 2023, respectively.

The recoverability of the enterprise level assets, primarily comprising franchise right - authorized by THRI, software and leasehold improvements for office, was also evaluated and impairment testing carried out as of December 31, 2025 and 2024. The Company added the carrying amounts of the lower-level asset groups to the carrying amount of the enterprise assets and compared that aggregate carrying amount to the sum of estimated future cash flows of the lower-level asset groups and the cash flows related to the enterprise assets. The estimated undiscounted future cash flows generated by asset groups were greater than their carrying amount, hence no impairment losses were recorded for enterprise assets.

8.	Intangible Assets, Net

Intangible assets, net consist of the following:

	Amortization	As of December 31,
	period (years)	2025	2024
Franchise right - authorized by THRI	20	70,288,000	71,884,000
Franchise right - upfront franchise fees	1-13.5	86,086,817	84,994,957
Less: accumulated amortization		(75,360,443)	(59,859,869)
Intangible assets, net		81,014,374	97,019,088

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Amortization of intangible assets is charged to store depreciation and amortization and franchise and royalty expenses as follows:

	For the year ended December 31
	2025	2024	2023
Store depreciation and amortization	8,119,220	14,401,566	7,329,142
Franchise and royalty expenses	12,800,468	10,283,615	5,365,457
Total	20,919,688	24,685,181	12,694,599

The estimated future amortization expenses related to the intangible assets are set forth as follows:

Year ended December 31, 2026	15,178,233
2027	12,775,690
2028	9,952,207
2029	7,419,695
2030	5,695,992
Thereafter	29,992,557
Total	81,014,374

9.	Other Non-Current Assets

Other non-current assets consist of the following:

	As of December 31,
	2025	2024
Long-term rental deposits	45,088,451	53,966,563
Creditable input VAT	42,962,154	-
Total	88,050,605	53,966,563

10.	Bank Borrowings

Bank borrowings consist of the following:

	As of December 31,
	2025	2024
Short-term bank borrowings	395,087,735	375,996,175
Long-term bank borrowings due within one year	-	5,266,370
Total bank borrowings, current	395,087,735	381,262,545

	As of December 31,
	2025	2024
Long-term bank borrowings	-	5,266,370
Less: Long-term bank borrowings due within one year	-	(5,266,370)
Total bank borrowings, non-current	-	-

The Company entered into RMB denominated credit facility agreements with commercial banks in the PRC, which allow the Company to draw down borrowings up to RMB715,000,000 as of December 31, 2025. As of December 31, 2025, the unused credit limit under credit facility agreements was RMB321,125,256.

Certain credit facilities contain covenant to meet the financial performance, if the Company fail to comply with these covenants and is not able to obtain covenant waivers or modifications, the banks could accelerate the indebtedness. As of and for the year ended December 31, 2025 and 2024, the Company was in compliance with these financial covenants.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

As of December 31, 2025 and 2024, the outstanding short-term bank borrowings under credit facility agreements bore interest rates ranging from 2.00% to 4.50% and 2.40% to 4.20% per annum, respectively.

As of December 31 2024, the outstanding long-term bank borrowings under credit facility agreements bore interest rates ranging from 4.20% to 4.60% per annum.

11.	Contract Liabilities

Contract liabilities - current consist of the following:

	As of December 31,
	2025	2024
Deferred revenue related to customer loyalty program	9,880,088	14,187,502
Advance from customers related to coupons and gift cards	10,730,632	12,390,620
Deferred revenue related to upfront franchise fees received from sub-franchisees	5,166,032	3,235,686
Advance from sub-franchisees related to other franchise support activities	9,054,363	8,435,669
Others	2,366,022	1,428,070
Total	37,197,137	39,677,547

Contract liabilities - non-current consist of the following:

	As of December 31,
	2025	2024
Deferred revenue related to upfront franchise fees received from sub-franchisees	10,132,998	7,781,755
Others	-	240,000
Total	10,132,998	8,021,755

Contract liabilities primarily consist of deferred revenue related to customer loyalty program and advance from customers related to coupons and gift cards. The deferred revenue related to customer loyalty program and advance from customers related to coupons and gift cards are expected to be recognized as revenue in the next 12 months from the balance sheet date.

Among the balance of contract liabilities as of December 31, 2024, RMB39,568,833 was recognized as revenue during the year ended December 31, 2025.

As of December 31, 2025, the Company had RMB15,299,030 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods of each individual franchise agreement and of which RMB5,166,032 is expected to be recognized in the next 12 months, RMB10,132,998 is expected to be recognized in next 2 to 10 years.

The Company has elected, as a practical expedient not to disclose the value of remaining performance obligations associated with sales-based royalty promised to sub-franchisees in exchange for franchise right and other related services.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

12.	Leases

The Company leased over 500 company-owned stores and office space as of December 31, 2025. Most leases provide for fixed monthly payment and certain leases also include provisions for contingent rent, determined as a percentage of sales.

Generally, the Company does not have renewal options for leases. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of rental expense were summarized as follows:

	For the years ended December 31,
	2025	2024	2023
Operating lease cost	211,908,384	229,718,169	279,526,257
Variable lease cost	17,975,126	20,286,865	22,664,025
Short-term lease cost	-	-	200,917
Total rental expense	229,883,510	250,005,034	302,391,199

The Company was granted nil, nil and RMB2,971,616 in lease concessions from landlords related to the effects of the COVID-19 pandemic for the years ended December 31, 2025, 2024 and 2023. The lease concessions were primarily in the form of rent reduction over the period when the Company’s business was adversely impacted. The Company applied the interpretive guidance in a FASB staff question-and-answer document issued in April 2020 and elected not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and to assume such concession was contemplated as part of the existing lease contract. Such concession was recognized as negative variable lease cost in the period the concession was granted.

Amounts reported on the consolidated balance sheets as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
Assets
Operating lease right-of-use assets	348,916,320	493,308,393

Liabilities
Current operating lease liabilities	180,805,734	178,115,199
Non-current operating lease liabilities	240,282,461	380,075,128
Total operating lease liabilities	421,088,195	558,190,327

Other information related to operating leases for the years ended December 31, 2025 and 2024 were as follows:

	For the years ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities	182,297,992	204,719,215
Right-of-use assets obtained in exchange for new lease liabilities	42,320,016	16,855,171

	As of December 31,
	2025	2024
Weighted-average remaining lease term (years)	2.61	3.45
Weighted-average discount rate	5.97%	6.01%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Maturities of operating lease liabilities under non-cancellable leases as of December 31, 2025 are as follows:

Operating lease commitments
2026	187,176,731
2027	149,626,294
2028	102,186,779
2029	57,809,171
2030	29,328,241
Thereafter	25,594,808

Total undiscounted lease payments	551,722,024

Less: imputed interest	(130,633,829)

Total lease liabilities	421,088,195

13.	Other Current Liabilities

Other current liabilities consist of the following:

		As of December 31,
		2025	2024
Accrued payroll and employee-related costs		32,587,186	37,435,535
Payable for acquisition of property and equipment		29,496,455	75,330,611
Guarantee deposits		25,345,754	16,808,155
Accrued marketing expenses		3,762,206	7,528,051
Sundry taxes payable		15,317,979	10,435,265
Accrued professional service fees		13,106,747	10,733,915
Accrued offering costs	(i)	1,265,184	1,581,448
Accrued rental expenses		2,161,456	2,371,324
Other accrual expenses		49,563,049	28,982,559
Total		172,606,016	191,206,863

(i)	In August 2022, the Company entered into a professional services contract with a financial intermediary firm pursuant to which, the firm provided professional services to the Company in connection with the Merger Transaction and the Company was obligated to pay a service fee of US$3,000,000. Under the agreement, the Company settled US$1,000,000 of the service fee in cash in October 2022 and has an option at its sole discretion to settle the remaining US$2,000,000 of the service fee either in cash or by issuing 40,000 ordinary shares of the Company. The Company accounted for the option to settle such service fee in ordinary shares as a liability-settled share-based payment. The option is re-measured at fair value periodically until the settlement of payment. As of December 31, 2025 and 2024, the fair value of the option is US$180,000 (equivalent to RMB1,265,184) and US$200,000 (equivalent to RMB1,581,448), respectively.

14.	Derivative Financial Liabilities

(a)	Warrant liabilities

On September 28, 2022, the Company issued 22,900,000 warrants, which consists of 17,250,000 Public Warrants, 4,450,000 Sponsor Warrants and 1,200,000 PIPE Warrants. The Public Warrants began trading on NASDAQ on September 29, 2022, while the Sponsor Warrants and the PIPE Warrants (collectively, the “Private Warrants”) which were held by Silver Crest Management LLC (the “Sponsor”), the PIPE investors or any of their permitted transferees were not traded.

Management considers Public Warrants and Private Warrants as liabilities and measures them at fair value in accordance with ASC 815, with fair value changes recognized in the consolidated statements of operations.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

On May 12, 2023, the Company offered to the holders of outstanding Public and Private Warrants for a warrant modification to issue 0.048 ordinary shares in exchange for each of the outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, the Company also solicited consents from holders of the warrants to modify the warrant agreement, which modification will govern all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.043 of an ordinary share, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the exchange, the Company issued an aggregate of 1,083,949 ordinary shares in June 2023 in exchange for all of its outstanding warrants, increasing the balances of ordinary shares and additional paid in capital in the amount of RMB365 and RMB105,931,016, respectively.

(b)	Contingent cash settlement features of ESA Transaction (“ESA derivative liabilities”)

On September 28, 2022, the Company issued 1,000,000 ordinary shares to Shaolin Capital Partners Master Fund Ltd, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (collectively, “ESA Investors”) pursuant to Equity Support Agreement (“ESA Agreement”) entered into on March 8, 2022 and as amended on July 28, 2022, concurrently with receipt of the subscription price of US$50,000,000 (equivalent to RMB355,535,000) paid by the ESA Investors, which were deposited into a collateral account established in the name of the Company (the “ESA Transaction”).

According to the ESA Agreement and Amendment No. 2 To ESA Agreement entered into on December 27, 2022, the Company will receive the proceeds from the collateral account. Subject to acceleration and postponement in certain circumstances set forth in the ESA Agreement, the proceeds to be received by the Company at the end of each reference period will be an amount equal to the agreed number of shares provided in ESA Agreement multiplied by the lesser of (i) an agreed price provided in ESA Agreement and (ii) the average volume weighted average price for the reference period (“Reference Price”). Concurrently, the Company shall pay to the ESA Investors a reference period payment, which is an amount equal to the agreed number of shares multiplied by (i) if Reference Price is less than the agreed price, an amount equal to agreed price minus the reference price for the reference period, or (ii) if the Reference Price for the reference period is greater than or equal to the agreed price, zero. At the end of the final reference period, the outstanding cash balance in the collateral account shall be released to the Company. Within five business days following the release of the outstanding cash balance of the collateral account, the Company shall pay to the ESA Investors and/or Shaolin Capital Management LLC (“Shaolin”), at the direction of Shaolin, the aggregate amount of interest accrued on the funds held in the collateral account prior to the release less US$100,000, up to a maximum of US$300,000.

The contingent cash settlement features of ESA agreement were determined to be classified as liabilities measured at fair value in accordance with ASC 815, with fair value changes recognized in the consolidated statements of operations, since the Company does not have an unconditional right to avoid delivering cash.

In 2023, the accumulative ESA proceeds of US$17,292,158 (equivalent to RMB119,826,783) were released from the collateral account and received by the Company while US$35,874,489 (equivalent to RMB249,470,932) were released from the collateral account and returned to Shaolin. The Company received US$812,069 (equivalent to RMB5,718,400) of interest income from the collateral account and Shaolin received US$300,000 interest income from the collateral account. For the year ended December 31, 2023, realized gains of RMB5,718,400 was recorded in interest income due to the termination of ESA Agreement. The ESA derivative liabilities were settled in 2023.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

15.	Convertible Notes, at Fair Value

Convertible notes measured at fair value consist of the following:

		As of December 31,
		2025	2024
Current
Convertible Senior Notes	(a)	-	473,715,560
Convertible notes, at fair value, current		-	473,715,560

Non-current
Convertible Junior Notes	(b)	514,508,160	464,847,231
Convertible Senior Secured Notes	(c)	638,215,040	-
Convertible notes, at fair value, non-current		1,152,723,200	464,847,231

Total convertible notes, at fair value		1,152,723,200	938,562,791

(a)	Convertible Senior Notes

On December 10, 2021, the Company issued convertible notes due December 10, 2026 in an aggregate principal amount of US$50,000,000 to certain investors (collectively referred to as “SONA”) at 2% discount, resulting in cash proceeds of US$49,000,000 (the “Convertible Senior Notes”).

The key terms of Convertible Senior Notes are summarized as follows:

Interest

Convertible Senior Notes bear interest commencing from December 10, 2021, payable semi-annually in arrears on the interest payment dates falling on June 10 and December 10 of each year. For any interest payment period, the Company may, at its option, elect to pay interest on Convertible Senior Notes: i) entirely in cash at 7.00% per annum if the Merger Transaction is consummated prior to September 30, 2022, otherwise at 10.00% per annum on or after September 30, 2022; Or ii) entirely by increasing the principal amount of the outstanding Convertible Senior Notes or by issuing additional Convertible Senior Notes (“PIK Interest”) having an aggregate principal amount equal to the amount of interest then due and owing at 9.00% per annum if the Merger Transaction is consummated prior to September 30, 2022, otherwise at 12% per annum on or after September 30, 2022.

Note Holders’ conversion right

At any time from (and including) the earlier of i) September 30, 2022 and ii) the date of closing of the Merger Transaction until December 10, 2026, each holder of Convertible Senior Notes may, in its sole discretion, convert all of its Convertible Senior Notes into a number of fully paid, validly issued and non-assessable ordinary shares of the Company. The initial conversion price is US$57.50 per share, and subject to changes based on adjustment mechanism provided in the contracts of Convertible Senior Notes. Subsequently, the conversion price was adjusted to US$54.25 per share in April 2023.

Company’s conversion option

If the Merger occurs, at any time from the later of the date falling 24 months from December 10, 2021 and the effective date of the documents required by authorities, until December 10, 2026, the Company has the right, at its option, to convert all of Convertible Senior Notes outstanding at conversion price provided by the contracts of Convertible Senior Notes, but only if specified conditions are met. The initial conversion price is US$57.50 per share and subject to changes based on adjustment mechanism provided in the contracts of Convertible Senior Notes. Subsequently, the conversion price was adjusted to US$54.25 per share during the year ended December 31, 2022.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Repurchase

Each holder of Convertible Senior Notes will have the right, after June 20, 2025, at its election, to require the Company to repurchase all of such holder’s Convertible Senior Notes for a repurchase price at an amount in cash equal to the principal amount of such Convertible Senior Notes plus accrued and unpaid interest.

Redemption

Convertible Senior Notes may be redeemed at the option of the Company in whole, but not in part, at any time before December 10, 2025, for a cash purchase price equal to the redemption price provided in the contract of Convertible Senior Notes based on the different scenarios.

The Company elected the fair value option under ASC 825-10 to account for Convertible Senior Notes and presented separately in other comprehensive income/(loss) the changes in fair values due to the instrument-specific credit risk.

As SONA has the right to require the Company to repurchase all Convertible Senior Notes after June 20, 2025, the Company reclassified Convertible Senior Notes as current liabilities as of December 31, 2024.

As mentioned in Note 2(c), on December 2, 2025, the Company repurchased all outstanding principal and accrued interest of Convertible Senior Notes in amount of US$69,922,201 (equivalent to RMB495,007,230) through the issuance of Convertible Senior Secured Notes. After the repurchase, the Convertible Senior Notes were extinguished. The difference between the repurchase consideration and the carrying amount of Convertible Senior Notes as of December 2, 2025 resulted in a gain on extinguishment of US$1,077,799 (equivalent to RMB7,690,096) and presented in loss of debt extinguishment on the consolidated statements of operations. In addition, the cumulative loss previously recorded in accumulated other comprehensive income for Convertible Senior Notes that resulted from changes in instrument-specific credit risk of US$820,000 (equivalent to RMB5,850,700) was reclassified to loss of debt extinguishment on the consolidated statements of operations.

(b)	Convertible Junior Notes

As mentioned in Note 2(b), on June 28 and August 15, 2024, the Company issued Series A Convertible Notes in an aggregate principal amount of US$45,000,000 and Series A-1 Convertible Notes in an aggregate principal amount of US$15,741,340 to THRI and Cartesian, which are collectively referred to Convertible Junior Notes. All payments of principal plus any accrued but unpaid interest on Convertible Junior Notes shall be due and payable on June 28, 2027.

The key original terms of Convertible Junior Notes are summarized as follows:

Interest

Convertible Junior Notes bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion on maturity, and shall be paid in kind (PIK) in the form of additional Convertible Junior Notes to their respective outstanding principal amount.

Conversion

Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares while Series A-1 Convertible Notes are convertible into ordinary shares of the Company:

i)	at the option of the holder at any time after January 16, 2025; and

ii)	mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met.

Each US$100 principal amount of Series A Convertible Notes converts into one Series A-2 Convertible Preferred Share and each Series A-2 Convertible Preferred Share converts into 24.202 ordinary shares = US$4.1319 per ordinary share

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Each US$100 principal amount of Series A-1 Convertible Notes converts into 24.202 ordinary shares = US$4.1319 per ordinary share

The Company elected the fair value option under ASC 825-10 to account for Convertible Junior Notes and presented separately in other comprehensive income/(loss) the changes in fair values due to the instrument-specific credit risk.

As mentioned in Note 2(c), concurrently with the issuance of Convertible Senior Secured Notes on December 2, 2025, THRI and Cartesian agreed to amend the following key terms of Convertible Junior Notes:

i)	Extension of maturity date from June 28, 2027 to September 30, 2029;

ii)	Removal of mandatory conversion upon maturity or on the occurrence of certain change of control events; and

iii)	Adjustment of ordinary share conversion rate from US$4.1319 to US$2.7822 per share: The number of ordinary shares converted from each US$100 of principal amount of Series A Convertible Notes or Series A-1 Convertible Notes is adjusted from 24.202 to 35.94.

In accordance with ASC 470-50, the Company evaluated the fair value of the conversion option embedded in Convertible Junior Notes immediately before and after the amendment of terms. The outcome shows the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of Convertible Junior Notes before the amendment, and as a result, extinguishment accounting was applied. The excess of the fair value of Convertible Junior Notes after the amendment over the carrying amount before the amendment was recorded as loss of debt extinguishment in amount of US$10,500,000 (equivalent to RMB74,917,500).

(c)	Convertible Senior Secured Notes

As mentioned in Note 2(c), on December 2, 2025, the Company issued Convertible Senior Secured Notes in an aggregate principal amount of US$89,922,201 (equivalent to RMB636,595,230) to SONA and THRI. All payments of principal plus any accrued but unpaid interest on Convertible Senior Secured Notes shall be due and payable on September 30, 2029.

The key terms of Convertible Senior Secured Notes are summarized as follows:

Interest

Convertible Senior Secured Notes bear interest at a per annum rate equal to the Compounded SOFR plus 8.0%, payable semi-annually in arrears on the interest payment dates falling on June 2 and December 2 of each year. On each interest payment date accrued and unpaid interest shall be paid, at the election of the Company, (i) entirely in cash or (ii) by capitalizing on the applicable interest payment date any accrued and unpaid interest (all such accrued and unpaid interest capitalized from time to time is referred to as “PIK Interest”) and by the issuance of additional Convertible Senior Secured Notes Convertible Senior Secured Notes having the same terms and conditions as the Convertible Senior Secured Notes.

Collateral and Covenant

Convertible Senior Secured Notes are secured by (i) a pledge of 100% of the shares of THHK and (ii) an all-asset debenture over all of the Company’ assets. Convertible Senior Secured Notes contains covenants to restrict the Company’s ability to incur debt, make investments, provide security, enter into affiliates transactions, among others, subject to customary exceptions.

Note Holders’ conversion right

At any time from December 2, 2025, each holder of Convertible Senior Secured Notes may, in its sole discretion, convert all or part of Convertible Senior Secured Notes into a number of fully paid, validly issued and non-assessable ordinary shares. The principal amount of Convertible Senior Secured Notes that a holder elects to be partially converted shall be at least US$5 million for each conversion.

The initial conversion price is US$2.7822 per share and subject to customary anti-dilution adjustments as specified in the agreement of Convertible Senior Secured Notes.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Repurchase

Each holder of Convertible Senior Secured Notes will have the right, after August 1, 2027, at its election, to require the Company to repurchase all of such holder’s Convertible Senior Secured Notes for a repurchase price at an amount in cash equal to the principal amount of such Convertible Senior Secured Notes plus accrued and unpaid interest.

Redemption

The Company has the right, at its election, to redeem all of Convertible Senior Secured Notes, in whole but not in part, together with all accrued and unpaid interest, on or after June 2, 2028 and prior to the seventh (7th) business day immediately before September 30, 2029, for a cash purchase price equal to the principal amount plus accrued and unpaid interest.

Convertible Senior Secured Notes are convertible debt instruments under Subtopic 470-20. The Company elected the fair value option under ASC 825-10 to account for Convertible Senior Secured Notes, which are initially recorded at fair value and measured subsequently at fair value. The changes in fair value due to the instrument-specific credit risk are recognized to other comprehensive income/(loss) and all other changes in fair value are recognized in changes in fair value of convertible notes on the consolidated statements of operations.

16.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2025	2024
Asset retirement obligations	7,591,989	7,506,609
Others	118,929	166,501
Total	7,710,918	7,673,110

17.	Shareholders’ Deficit

Series A-2 Convertible Preferred Share

On June 28, 2024, the Company issued 0.2 Series A-2 Convertible Preferred Share in par value of US$0.00004697934970338660 to THRI (See Note 2(b)). The key term of the Series A-2 Convertible Preferred Share are as follows:

Conversion rights

Each holder of Series A-2 Convertible Preferred Shares shall have the right, upon the delivery of a written notice to the Company, to convert any Series A-2 Convertible Preferred Share held by it into that number of fully paid and nonassessable ordinary shares based on the ordinary share conversion rate equal 24.202, which is adjusted to 35.94 on December 2, 2025 (See Note 15(b)).

Each Series A-2 Convertible Preferred Share outstanding shall be automatically converted into that number of fully paid and nonassessable ordinary shares based on the ordinary share conversion rate at the time in effect upon the occurrence of the event of:

i)	fourth anniversary of the first issuance of Series A-2 Convertible Preferred Shares;

ii)	upon consummation of any transaction whereby any person or group of persons, other than a group consisting solely of Cartesian or its affiliates, acquires in exchange for cash more than 50% of the total voting power;

iii)	immediately upon a holder of Series A-2 Convertible Preferred Shares ceasing to be an investor.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Dividend rights

The Company shall not declare, pay or set aside any dividends on ordinary shares (other than dividends on the ordinary shares payable solely in ordinary shares) unless the holders of Series A-2 Convertible Preferred Shares simultaneously receive a dividend on each outstanding Series A-2 Convertible Preferred Share in an amount equal to that dividend per Series A-2 Convertible Preferred Share as would equal the product of the dividend payable on each ordinary share and the number of ordinary shares then issuable upon conversion of one Series A-2 Convertible Preferred Share, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Liquidation rights

Upon any situation as follows (“Liquidation Event”):

i)	any voluntary or involuntary liquidation, dissolution or winding up of the Company;

ii)	the consummation of a merger or consolidation in which the shareholders of the Company prior to such transaction own less than a majority of the voting securities of the entity surviving such transaction; or

iii)	the sale, distribution or other disposition of all or substantially all of the Company’s assets.

The assets of the Company legally available for distribution to its shareholders shall be distributed among the holders of Series A-2 Convertible Preferred Shares and the holders of ordinary shares pro rata, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted, immediately prior to such Liquidation Event, to ordinary shares.

Redemption rights

No redemption rights.

The Company determined the Series A-2 convertible preferred shares should be classified as permanent equity as there were no redemption or liquidation feature and such shares were not mandatorily or contingently redeemable.

Class A-1 Special Voting Share

On June 28, 2024, the Company issued 0.2 Class A-1 Special Voting Share in par value of US$0.00004697934970338660 to THRI (See Note 2(b)). Under the Class A-1 Special Voting Share, the holder is entitled to attend all shareholder meetings of the Company and to cast and exercise that number of votes equal to the number of votes which may be cast in respect of Series A-2 Convertible Preferred Shares by the noteholders upon the exchange of all Series A Convertible Notes outstanding from time to time (other than the Series A Convertible Notes held by the Company) in the manner set forth in the Series A Convertible Notes.

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

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

On March 15, 2023, Pangaea Two Acquisition Holdings XXIIA Limited (“Pangaea XXIIA”) irrevocably surrendered to the Company for nil consideration 60,000 ordinary shares of the Company. These 60,000 ordinary shares have been transferred to treasury shares and will be retained for future incentive grants to certain employees of the Company. Since these shares were repurchased by the Company for purposes other than retirement with no consideration paid, nil amount was recognized in the treasury shares.

As mentioned in Note 14(a), the Company issued an aggregate of 1,083,949 ordinary shares in June 2023 in exchange for all of its outstanding warrants, increasing the balances of ordinary shares and additional paid in capital in the amount of RMB365 and RMB105,931,016, respectively.

On October 16, 2023, the Company issued 30,005 ordinary shares to L&L Tomorrow Holdings Limited, an entity controlled by Mr. Lu Yongchen, as a bonus approved in 2023 to the Chief Executive Officer, Mr. Lu Yongchen. The total fair value of such shares was US$268,542, resulting in share-based compensation expense of US$268,542 (equivalent to RMB1,928,084) recognized for the year ended December 31, 2023 as general and administrative expenses.

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

In 2025, the Company reissued 26,000 treasury shares in connection with exercise of share option units or restricted share units by employee and directors. The difference between the exercise price and par value was recorded in additional paid in capital in the amount of RMB16,598.

18.	Revenue

Revenue consists of the following:

	For the years ended December 31,
	2025	2024	2023
Sales of food, beverage and packaged products by Company owned and operated stores	1,068,169,775	1,188,292,854	1,389,640,747
Franchise fees	36,552,434	24,214,820	15,443,024
Revenues from other franchise support activities	196,105,041	149,457,775	66,878,149
Revenue from e-commerce sales	-	808,861	59,067,398
Revenues from wholesale and other activities	15,369,224	28,383,501	28,976,489

Total revenues	1,316,196,474	1,391,157,811	1,560,005,807

All of the property and equipment of the Company are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Company’s revenue is derived from operations in the PRC for the years ended December 31, 2025, 2024 and 2023.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

19.	Other Income

Other Income consists of the following:

	For the years ended December 31,
	2025	2024	2023
Unconditional government grants	1,652,039	6,696,779	9,945,338
Others	1,803,136	1,711,312	1,797,887
Total	3,455,175	8,408,091	11,743,225

20.	Share-based Compensation

Share Options

On March 19, 2019, the Company’s Board of Directors approved the 2019 Share Option Scheme (“Scheme”) to attract and retain key employees, which allowed for a maximum of 50,000,000 share units (equivalent to 2,897,230 ordinary shares) to be issued under the Scheme.

Original Option Units

During the years ended December 31, 2025, 2024 and 2023, the Company granted 1,812,220 Original Option Units (equivalent to 105,000 ordinary shares), 174,318 Original Option Units (equivalent to 10,100 ordinary shares) and 2,614,947 Original Option Units (equivalent to 151,510 ordinary shares) respectively to the employees or directors (collectively as “Grantees”). The share options can only be vested if the Grantees remain as employees of the Company over the vesting period as specified in the Scheme. Original Option Units will be vested in four tranches in each year from 2nd anniversary date to 5th anniversary date by 25% in each tranche.

The following table sets forth the activities of Original Option Units for the year ended December 31, 2025:

	Number of Original Option Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2025	19,957,442	0.40	0.32	4.88	71,540
Granted	1,812,220	0.16	-	-	-
Forfeited	(199,565)	0.51	-	-	-
Outstanding as of December 31, 2025	21,570,097	0.35	0.29	4.35	-
Expected to be vested as of December 31, 2025	21,570,097	0.35	0.29	4.35	-
Exercisable as of December 31, 2025	17,756,231	0.33	0.27	3.59	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Additional Option Units

In 2022 and 2021, the Company granted additional 460,756 share option units (equivalent to 26,699 ordinary shares) and 955,643 share option units (equivalent to 55,374 ordinary shares) to certain employees with an exercise price of US$1.20 and US$0.60 to settle the accrued bonus of RMB3,520,177 and RMB3,769,622 for these employees (“Additional Option Units”), respectively, which are immediately vested on the grant date and will become exercisable after a three-year pre-requisite service period, counting from the grant date. If employment of the Grantees is terminated (either voluntarily or involuntarily) prior to exercise, a cash payment equal to the cash bonus plus interest at the interest rate of PRC for the term commencing on the signing date of Additional Option Units contract until the cease date is made to the Grantees. Upon exercise of the Additional Option Units, the cash settlement feature lapses. Since the Additional Option Unit is with two components in which exercise of one part cancels the other, in measuring compensation cost, the award is treated as a combination of a cash bonus payable and Additional Option Units with three-year pre-requisite service period.

During the years ended December 31, 2025, 2024 and 2023, the Company granted nil Additional Option Units.

The following table sets forth the activities of Additional Option Units for the year ended December 31, 2025:

	Number of Additional Option Units	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of January 1, 2025	528,942	0.82	0.58	0.03	-
Forfeited	(19,399)	1.06	-	-	-
Outstanding as of December 31, 2025	509,543	0.81	0.58	-	-
Expected to be vested as of December 31, 2025	509,543	0.81	0.58	-	-
Exercisable as of December 31, 2025	509,543	0.81	0.58	-	-

Restricted Share Units

During the years ended December 31, 2025, 2024 and 2023, the Company granted nil, nil and 9,184,482 Restricted Share Units (equivalent to 532,149 ordinary shares) to the Grantees.

Restricted Share Units are immediately vested on the grant date and cannot be sold, assigned, transferred, pledged, mortgaged, encumbered or otherwise disposed through one or a series of transactions by Grantees during the period (“Lock-up Period”). The Lock-up period is specified as below:

Lock-up Period of the relevant percentage of the option	Cap of vested Share Unit
After 6 months since the vesting date	20%
After 12 months since the vesting date	50%
After 18 months since the vesting date	100%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

The following table sets forth the activities of Restricted Share Units for the year ended December 31, 2025:

	Number of Restricted Share Units	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value
		US$	US$	US$
Outstanding as of January 1, 2025	13,545,875	0.00	0.62	2,786,010
Exercise	(379,703)	0.00	-	-
Outstanding as of December 31, 2025	13,166,172	0.00	0.61	1,875,834
Vested and expected to be vested as of December 31, 2025	13,166,172	0.00	0.61	1,875,834

The above share options granted to Grantees were measured at fair value using the Binomial Option Pricing Model as of the respective grant dates.

The key assumptions are listed as follows:

	2025	2024	2023
Expected volatility	23.00%	24.00%	24.00%
Risk-free interest rate (per annum)	4.10%	4.60%	5.02%
Exercise multiple	2.80	2.20	2.80
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of the underlying ordinary share	US$2.70	US$3.45	US$2.15-US$4.15

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not intend to pay dividend before the Company becomes profitable. Expected term is the contract life of the share options. The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.

All of share-based compensation expenses relating to Original Option Units, Additional Option Units and Restricted Share Units in the amount of RMB2,874,494, RMB1,045,008 and RMB62,548,907 for the years ended December 31, 2025, 2024 and 2023, respectively, were included in general and administrative expenses.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2025, 2024 and 2023.

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

The components of loss from continuing operations before income taxes are as follows:

	Year ended December 31,
	2025	2024	2023
Loss from continuing operations before income taxes:
- Chinese Mainland	(301,351,207)	(342,851,600)	(594,685,363)
- Hong Kong	(2,670,612)	3,637,071	4,576,236
- Cayman Islands	(131,306,252)	(119,099,460)	(249,523,604)
Total	(435,328,071)	(458,313,989)	(839,632,731)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

The components of income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31,
	2025	2024	2023
Current income tax expense
- Chinese Mainland	483,675	2,096,534	97,241
- Hong Kong	-	18,481	-
Total current tax provision	483,675	2,115,015	97,241

Total income tax expense	483,675	2,115,015	97,241

Reconciliation of the provision for income taxes to the amount computed by applying the 25% statutory PRC corporate income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year ended December 31,
	2025
	Amount	Percent
Tax calculated at the PRC statutory tax rate	(108,832,018)	25.0%
Non-deductible expenses	734,500	(0.2)%
Tax loss expiration	29,694,743	(6.8)%
Change in valuation allowance	45,392,233	(10.4)%
Foreign tax effect:
Cayman Islands
- Tax rate differential	32,826,563	(7.5)%
Hong Kong
- Tax rate differential	227,002	(0.1)%
- Tax-exempt income	(180,128)	0.0%
- Change in valuation allowance	620,780	(0.1)%
Total	483,675	(0.1)%

During the year ended December 31, 2025, the Company paid income taxes of RMB1,542,076 for the subsidiaries in Chinese Mainland.

Reconciliation of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2024 and 2023 are as follows:

	Year ended December 31,
	2024	2023
PRC statutory tax rate	25.0%	25.0%
Effect of tax rate differential for non-PRC entities	(6.5)%	(7.1)%
Effect of non-deductible expenses	(1.2)%	(0.6)%
Effect of tax-exempt income	0.1%	-
Change in valuation allowance	(17.9)%	(17.3)%
Actual income tax rate	(0.5)%	(0.0)%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Operating losses carryforwards	445,565,581	409,124,311
Contract liabilities	11,832,534	6,644,531
Impairment losses	38,101,318	26,434,674
Operating lease liabilities	105,272,049	139,547,582
Other current liabilities	20,124,872	31,384,591
Property and equipment	6,810,195	7,164,319
Total gross deferred tax assets	627,706,549	620,300,008

Less: valuation allowances	(528,140,664)	(482,127,651)

Deferred tax assets, net of valuation allowance	99,565,885	138,172,357

Deferred tax liabilities:
Operating right-of-use assets	(87,229,080)	(123,327,098)
Property and equipment	(12,336,805)	(14,845,259)
Total deferred tax liabilities	(99,565,885)	(138,172,357)

Deferred tax assets	99,565,885	138,172,357
Deferred tax liabilities	(99,565,885)	(138,172,357)
Net deferred tax assets	-	-

As of December 31, 2025, the Company had net operating loss carryforwards of RMB1,779,779,202 attributable to the PRC subsidiaries, among which, RMB358,250,929, RMB337,288,497, RMB414,092,648, RMB400,980,822 and RMB269,166,306 will expire, if unused, by year 2026, 2027, 2028, 2029 and 2030, respectively.

A valuation allowance is provided against deferred income tax assets when the Company determines that it is more-likely-than-not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Company evaluates a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods, projected future taxable income and tax planning strategies.

As of December 31, 2025 and 2024, the valuation allowance of RMB528,140,664 and RMB482,127,651 were mainly related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, the Company has provided full valuation allowance for the net deferred income tax assets as of December 31, 2025 and 2024.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2025	2024
Balance at the beginning of the year	482,127,651	418,748,714
Increases in the year	75,707,756	82,215,410
Decrease due to expiration of loss carryforwards	(29,694,743)	(18,836,473)
Balance at the end of the year	528,140,664	482,127,651

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 thousand. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from 2020 to 2025 are open to examination by the PRC tax authorities.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

22.	Loss Per Share

Basic and diluted losses per ordinary share for the years ended December 31, 2025, 2024 and 2023 are calculated as follow.

	As of and for the year ended December 31,
	2025	2024	2023
Numerator:
Net loss from continuing operations attributable to shareholders of the Company	(434,488,495)	(463,525,349)	(843,053,922)
Net income/(loss) income from discontinued operations attributable to shareholders of the Company	-	51,443,794	(33,196,461)
Net loss attributable to shareholders of the Company	(434,488,495)	(412,081,555)	(876,250,383)

Denominator:
Basic and diluted weighted average number of ordinary shares	32,519,377	32,444,772	30,837,733

Basic and diluted loss per ordinary share
Continuing operations	(13.36)	(14.29)	(27.34)
Discontinued operations	-	1.59	(1.07)
Total	(13.36)	(12.70)	(28.41)

For the year ended December 31, 2025, 2024 and 2023, the calculation of basic loss per ordinary shares excludes 280,000 unvested earn-in shares owned by the Sponsor that would only be vested upon the Company’s future share price reaching certain price thresholds.

The following securities were excluded from the computation of diluted net loss per share because their effective would have been anti-dilutive or for which the contingent condition had not been met at the end of the period:

	For the Years Ended December 31,
	2025	2024	2023

Earn-out shares	2,800,000	2,800,000	2,800,000
Original Option Units	1,249,771	1,156,334	1,579,525
Additional Option Units	29,523	30,647	51,690
Liability-settled share-based payment to non-employee	40,000	40,000	40,000
Convertible Senior Notes	-	921,659	921,659
Convertible Junior Notes	21,832,126	14,700,619	-
Convertible Senior Secured Notes	32,320,538	-	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

23.	Fair Value Measurement

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	As of December 31, 2025			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Current liabilities
Liability-settled share-based payment to non-employee	-	-	1,265,184	1,265,184
Non-current liabilities
Convertible Junior Notes	-	-	514,508,160	514,508,160
Convertible Senior Secured Notes	-	-	638,215,040	638,215,040
Total	-	-	1,153,988,384	1,153,988,384

	As of December 31, 2024			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Current liabilities
Convertible Senior Notes	-	-	473,715,560	473,715,560
Liability-settled share-based payment to non-employee	-	-	1,581,448	1,581,448
Non-current liabilities
Convertible Junior Notes	-	-	464,847,231	464,847,231
Total	-	-	940,144,239	940,144,239

The fair value of convertible notes and liability-settled share-based payment to non-employee were estimated by management with the assistance of an independent valuation firm. The convertible notes were measured at fair value using the Binomial Option Pricing Model. The liability-settled share-based payment to non-employee were measured at fair value using the Black-Scholes Option Pricing Model.

As of December 31, 2025, the assumptions were as follow:

	Convertible Senior Secured Notes	Convertible Junior Notes	Liability-settled share- based payment to non-employee
Expected volatility	20.00%	20.00%	52.00%
Risk-free interest rate (per annum)	3.63%	3.63%	3.56%
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of the underlying ordinary share	US$2.49	US$2.49	US$2.49
Bond yield	12.08%	12.08%	N/A

As of December 2, 2025, the Closing Date of 2025 Debt Restructuring (Note 2(c)), the assumptions were as follow:

	Convertible Senior Notes – before extinguishment	Convertible Senior Secured Notes	Convertible Junior Note – before amendment	Convertible Junior Note – after amendment
Expected volatility	60.00%	20.00%	60.00%	20.00%
Risk-free interest rate (per annum)	3.58%	3.59%	3.56%	3.59%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Fair value of the underlying ordinary share	US$2.66	US$2.66	US$2.66	US$2.66
Bond yield	12.00%	11.91%	12.00%	11.91%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

As of December 31, 2024, the assumptions were as follow:

	Convertible Senior Notes	Convertible Junior Notes	Liability-settled share- based payment to non-employee
Expected volatility	82.00%	22.00%	93.00%
Risk-free interest rate (per annum)	4.25%	4.27%	5.53%
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of the underlying ordinary share	US$3.55	US$3.55	US$3.55
Bond yield	10.52%	10.33%	N/A

As of June 28, 2024, the Transaction Date (Note 2(b)), the assumptions were as follow:

	Convertible Junior Note	Deferred Contingent Consideration
Expected volatility	22.00%	21.00%
Risk-free interest rate (per annum)	4.52%	3.10%
Expected dividend yield	0.00%	0.00%
Fair value of the underlying ordinary share	US$3.75	US$3.75
Bond yield	10.80%	N/A
Discount rate	N/A	21.00%

The expected volatility was estimated based on the historical volatility of the Company or comparable peer public companies with a time horizon close to the expected term of convertible notes, liability-settled share-based payment to non-employee and Deferred Contingent Consideration. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of convertible notes, liability-settled share-based payment to non-employee and Deferred Contingent Consideration in effect at the valuation date. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares and the Company does not intend to pay dividend before the Company becomes profitable. The fair value of the underlying ordinary share was obtained from the listed trading price of the Company. The bond yield was based on the market yield of comparable bonds with similar credit rating.

The Deferred Contingent Consideration was measured at fair value using a combination of discounted cashflow model and the Black-Scholes Model as it is largely based on revenue generated from Popeyes restaurants. The cashflow forecast of Deferred contingent consideration is based on management plan of Popeyes restaurants to be opened during the forecast period and expected average revenue per store, which consider the store opening milestones stipulated in the Popeyes master development agreement and historical experience of per store revenue with comparable store size and type of food menu.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

The table below reflects the reconciliation from the opening balances to the closing balances for recuring fair value measurement of the fair value hierarchy for the years ended December 31, 2025, 2024 and 2023:

	Convertible Senior Notes	Convertible Junior Notes	Convertible Senior Secured Notes	Liability-settled share-based payment to non-employee
Balance as of January 1, 2025	473,715,560	464,847,231	-	1,581,448
Additions	-	-	636,595,230	-
Changes in fair value, excluding impact of instrument-specific credit risk	36,388,500	(12,024,615)	6,263,095	(292,792)
Changes in fair value due to instrument specific credit risk	-	(2,004,935)	-	-
Repurchase of Convertible Senior Notes	(495,007,230)	-	-	-
Loss of debt extinguishment	(7,690,096)	74,917,500	-	-
Foreign currency translation adjustment	(7,406,734)	(11,227,021)	(4,643,285)	(23,472)
Balance as of December 31, 2025	-	514,508,160	638,215,040	1,265,184

	Convertible Senior Notes	Convertible Junior Notes	Liability-settled share-based payment to non-employee	Deferred contingent consideration
Balance as of January 1, 2024	420,712,380	-	2,833,080	94,199,910
Additions	-	439,723,560	-	-
Changes in fair value, excluding impact of instrument-specific credit risk	44,764,043	21,110,267	(1,277,140)	16,941,248
Changes in fair value due to instrument specific credit risk	1,494,507	-	-	-
Foreign currency translation adjustment	6,744,630	4,013,404	25,508	602,346
Settlement of deferred contingent consideration	-	-	-	(111,743,504)
Balance as December 31, 2024	473,715,560	464,847,231	1,581,448	-

	Convertible Senior Notes	Short-term investments	Warrant liabilities	ESA derivative liabilities	Liability-settled share-based payment to non-employee	Deferred contingent consideration
Balance as of January 1, 2023	354,080,264	372,375,701	19,083,004	269,251,436	4,039,468	-
Additions	-	-	-	-	-	65,968,319
Changes in fair value, excluding impact of instrument-specific credit risk	58,280,908	3,584,872	83,966,126	(19,654,006)	(1,386,708)	26,106,460
Realized gain recognized in interest income	-	(5,718,400)	-	-	-	-
Changes in fair value due to instrument specific credit risk	2,116,740	-	-		-	-
Foreign currency translation adjustment	6,234,468	(944,458)	2,882,251	(126,498)	180,320	2,125,131
Exercise of Public and Private warrants	-	-	(105,931,381)	-	-	-
Settlement of 1st, 2nd and 3rd tranches of ESA Agreement	-	(369,297,715)	-	(249,470,932)	-	-
Balance as of December 31, 2023	420,712,380	-	-	-	2,833,080	94,199,910

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Nonrecurring Fair Value Measurements

Long-lived assets within asset groups were measured at fair value based on unobservable inputs (Level 3) on a nonrecurring basis at the end of each quarter due to impairment recognized on those assets at that date (see Note 7). The fair values of store-level assets primarily reflect the price market participant would pay to sub-lease the ROU assets and acquire remaining store assets, representing the highest and best use of these assets. Significant unobservable inputs used in the fair value measurement include future market rental prices.

24.	Commitments and Contingencies

Pursuant to the master development agreement (See Note 1), the Company is required to pay an upfront franchise fee for each Company owned and operated store and franchise store, and a continuing franchise fee for each Company owned and operated store and franchise store, calculated as certain percentage of the store’s monthly gross sales, depending on when the store is opened. The upfront franchise fee and continuing franchise fee were RMB7,813,087 and RMB49,935,665 for the year ended December 31, 2025, and RMB10,299,855 and RMB48,435,412 for the year ended December 31, 2024, respectively. The outstanding accrued franchise fee due to THRI were RMB8,732,153 and RMB24,640,581 as of December 31, 2025 and 2024, respectively, which were recorded as amount due to related parties on the consolidated balance sheets.

25.	Related Parties

The major related parties are summarized as follow:

Names of major related parties	Nature of relationship
Pangaea XXIIA	Largest shareholder of the Company
THRI	Shareholder of the Company
Cartesian	Ultimate controlling party of Pangaea XXIIA
Holdings IV	Entity controlled by Cartesian
Pangaea Data Tech (Shanghai) Co., Ltd. (“DataCo”)	Entity controlled by Cartesian
RBI	Ultimate controlling party of THRI
TDL	Entity controlled by THRI
PLK	Entity controlled by THRI subsequent to June 28, 2024
Bobipai (Shanghai) Catering Management Co., Ltd. (“Bobipai Shanghai”)	Entity controlled by THRI subsequent to June 28, 2024

During the years ended December 31, 2025, 2024 and 2023, in addition to the related party transactions disclosed in notes 2, 14, 15, 17 and 20 to the financial statements, the Company entered into the following significant related party transactions.

		For the Years Ended December 31,
		2025	2024	2023
Continuing franchise fee to THRI	(i)	49,935,665	47,477,864	51,697,551
Continuing franchise fee to PLK	(i)	-	957,548	488,633
Upfront franchise fee to THRI	(ii)	7,813,087	10,137,871	27,318,877
Upfront franchise fee to PLK	(ii)	-	161,984	513,564
Purchase of coffee beans from TDL	(iii)	34,582,491	44,539,371	63,400,907
Services provided by DataCo	(iv)	4,795,456	5,866,415	8,097,359
Provision of services to Bobipai Shanghai	(v)	1,949,211	1,211,216	-
Reimbursements from Bobipai Shanghai	(vi)	-	185,097	-

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

The balances of transactions with related parties are set forth below:

Amount due from related parties:

		As of December 31,
		2025	2024
Amount due from Bobipai Shanghai related to provision of services	(v)	194,765	1,092,991
Amount due from RBI related to Popeyes Disposal	(vii)	-	4,764,645
Total		194,765	5,857,636

Amount due to related parties:

		As of December 31,
		2025	2024
TDL	(iii)	5,435,579	20,983,264
THRI	(i)(ii)	8,732,153	24,640,581
DataCo	(iv)	3,245,899	1,528,811
Cartesian		-	963,940
Total		17,413,631	48,116,596

(i)	Pursuant to the master development agreement between the Company and THRI or PLK, pays continuing franchise fee based on certain percentage of revenue generated from Company owned and operated stores and franchise stores, and such continuing franchise fee was recorded in franchise and royalty expenses.

(ii)	Pursuant to the master development agreement between the Company and THRI or PLK, the Company pays upfront franchise fee for each newly opened store to THRI or PLK during the term of the master development contract.

(iii)	The Company purchased coffee beans from TDL for its daily operation in the amount of RMB34,582,491, RMB44,539,371 and RMB63,400,907 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company sold and recognized coffee beans purchased from TDL for its daily operation in the costs of food and packaging in the amount of RMB30,743,744, RMB53,208,876 and RMB72,109,353 for the years ended December 31, 2025, 2024 and 2023, respectively.

(iv)	DataCo provides various data maintenance and management services, technical supports and consulting services in support of the operation of the Company. The relevant service fees of RMB600,000 each year recognized in other operating expenses for the years ended December 31, 2025, 2024 and 2023. In addition, RMB4,195,456, RMB5,266,415 and RMB7,497,359 for the years ended December 31, 2025, 2024 and 2023, respectively, were capitalized in property and equipment.

(v)	After Popeyes Disposal, the Company provided transitioning management support and IT support to Bobipai Shanghai in the amount of RMB1,949,211 and RMB1,211,216 for the years ended December 31, 2025 and 2024, respectively.

(vi)	The Company paid reimbursements on behalf of Bobipai Shanghai for employee cost and raw material procurement in the amount of RMB185,097 for the year ended December 31, 2024.

(vii)	On June 28, 2024, the Company disposed Popeyes China operation to PLK (See Note 2(b)). The remaining consideration receivables related to Popeyes Disposal of RMB4,764,645 as of December 31, 2024 was fully settled in 2025 by netting of amount due to THRI.

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

26.	Segment reporting

The Company evaluates segment reporting in accordance with FASB Accounting Standards Codification Topic 280.

The Company’s chief operating decision maker (CODM) has been identified as the chief executive officer, who reviews segment results when making decisions about allocating resources and assessing performance of the Company.

For the purpose of internal reporting and management’s operation review, the Company has determined that before acquisition of Popeyes, the Company operated Tim Hortons only and hence identified one reportable segment; subsequent to acquisition of Popeyes and prior to the disposal, it operated under two reportable segments, namely, Tim Hortons and Popeyes; and after the disposal of Popeyes, one reportable segment, which is Tim Hortons.

The Company defines segment loss before income taxes, the measure of segment profit or loss, as loss before income taxes (computed in accordance with GAAP) excluding income/(loss) from discontinued operations, service expenses incurred at headquarter, share-based compensation, interest income and expenses, foreign currency transaction gain/(loss), loss of debt extinguishment, changes in fair value of Deferred Contingent Consideration, convertible notes, warrant liabilities, ESA derivative liabilities.

The Company didn’t include assets information in the segment disclosure since no asset information provided to the CODM.

The following is reconciliation of the Company’s consolidated loss from continuing operations before income taxes to reportable segment loss before taxes. No additional reconciliation of reportable segment revenue since no further reconciliation item between the Company’s consolidated total revenue and segment revenue.

	For the year Ended December 31,
	2025	2024	2023
Loss from continuing operations before income taxes	(435,328,071)	(458,313,989)	(839,632,731)
Plus (deduct):
Service expenses incurred at headquarter	28,631,967	22,372,238	26,739,174
Share-based compensation	2,829,018	1,045,008	65,045,401
Interest income	(3,528,064)	(3,202,948)	(14,182,881)
Interest expense	16,679,066	22,448,159	20,419,992
Foreign currency transaction loss/(gain)	1,119,173	(3,484,612)	16,771,123
Loss of the debt extinguishment	(73,078,104)	10,657,161	-
Changes in fair value of Deferred Contingent consideration	-	16,941,248	26,106,460
Changes in fair value of convertible notes	(30,626,980)	65,874,310	58,280,908
Changes in fair value of warrant liabilities	-	-	83,966,126
Changes in fair value of ESA derivative liabilities	-	-	(19,654,006)
Segment loss before income taxes	(493,301,995)	(325,663,425)	(576,140,434)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

27.	Subsequent Events

On January 21, 2026, the Company’s Board of Directors approved an ESOP exercise price adjustment for share options granted under the Scheme to the lower of US$2.7822 per share and the original ESOP exercise price.

28.	Parent Only Financial Information

The following condensed parent company financial statements has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of December 31, 2025 and 2024, there were no material contingencies, significant provisions of long-term obligations or guarantees of TH International Limited, except for those, which have been separately disclosed in the consolidated financial information.

Condensed Balance Sheets

	As of December 31,
	2025	2024
	RMB	RMB
ASSETS
Current assets
Cash	235,274	1,262,397
Investment in and amount due from subsidiaries	-	51,711,938
Prepaid expenses and other current assets	1,183,943	5,592,243
Total current assets	1,419,217	58,566,578
Non-current assets
Intangible assets, net	43,637,133	48,222,183
Total non-current assets	43,637,133	48,222,183
Total assets	45,056,350	106,788,761

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Convertible notes, at fair value, current	-	473,715,560
Other current liabilities	10,269,459	9,115,387
Total current liabilities	10,269,459	482,830,947
Non-current liabilities
Share of losses in excess of investments in subsidiaries and amount due to subsidiaries	125,049,372	-
Convertible notes, at fair value, non-current	1,152,723,200	464,847,231
Total non-current liabilities	1,277,772,572	464,847,231
Total liabilities	1,288,042,031	947,678,178

Shareholders’ deficit
Series A-2 Convertible Preferred Share	-	-
Class A-1 Special Voting Share	-	-
Ordinary shares	9,733	9,733
Additional paid-in capital	1,821,605,222	1,818,421,338
Accumulated losses	(3,102,993,825)	(2,668,505,330)
Accumulated other comprehensive income	38,393,189	9,184,842
Treasury shares	-	-
Total shareholders’ deficit	(1,242,985,681)	(840,889,417)

Total liabilities and shareholders’ deficit	45,056,350	106,788,761

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Expressed in Renminbi Yuan)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2025	2024	2023
	RMB	RMB	RMB

General and administrative expenses	24,204,888	15,519,779	103,314,272
Franchise and royalty expenses	3,567,500	3,558,350	3,527,900
Total costs and expenses, net	27,772,388	19,078,129	106,842,172

Operating loss	(27,772,388)	(19,078,129)	(106,842,172)

Equity in loss of subsidiaries	(303,182,244)	(364,918,487)	(628,343,362)
Interest income	-	-	7,641,583
Interest expense	-	(5,275,901)	-
Foreign currency transaction gain/(loss)	171,221	(1,003)	(6,944)
Loss of debt extinguishment	(73,078,104)	(10,657,161)	-
Gain on disposal of Popeyes business	-	70,664,684	-
Changes in fair value of Deferred Contingent consideration	-	(16,941,248)	(26,106,460)
Changes in fair value of convertible notes	(30,626,980)	(65,874,310)	(58,280,908)
Changes in fair value of warrant liabilities	-	-	(83,966,126)
Changes in fair value of ESA derivative liabilities	-	-	19,654,006

Loss before income taxes	(434,488,495)	(412,081,555)	(876,250,383)

Income tax expenses	-	-	-

Net loss	(434,488,495)	(412,081,555)	(876,250,383)

Other comprehensive income/(loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	2,004,935	(1,494,507)	(2,116,740)
Foreign currency translation adjustment, net of nil income taxes	21,352,712	(10,812,516)	8,741,308
Amounts reclassified from accumulated other comprehensive income	5,850,700	-	(5,718,400)
Unrealized gain on short-term investments, net of nil income taxes	-	-	3,584,872

Total comprehensive loss	(405,280,148)	(424,388,578)	(871,759,343)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2025	2024	2023
	RMB	RMB	RMB

Net cash used in operating activities	(1,031,594)	(8,792,718)	(33,401,467)
Net cash (used in)/provided by investing activities	(9,352,284)	(180,538,842)	53,570,674
Net cash provided by/(used in) financing activities	9,089,950	188,239,915	(46,058,129)
Effect of foreign currency exchange rate changes on cash	266,805	34,615	(1,263,825)
Net decrease in cash	(1,027,123)	(1,057,030)	(27,152,747)
Cash at beginning of year	1,262,397	2,319,427	29,472,174
Cash at end of year	235,274	1,262,397	2,319,427